CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

CapitaLand

RECEIVED
2008 AUG -4 A 9:37
ICE OF INTERNATI
CORPORATE FINAN

82-4507

1 August 2008

08004173

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 July 2008 till 31 July 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Senior Secretariat Manager

PROCESSED
AUG 12 2008
THOMSON REUTERS

Encs

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CapitaLand

82-4507

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Rich Spring Limited"	1 Jul 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Divestment of 1 George Street"	2 Jul 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Entry into Sale And Purchase Agreement for Acquisition of 1 George Street, Singapore"	2 Jul 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Convertible Bonds due 2013"	2 Jul 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Convertible Bonds due 2013 – Use of Proceeds"	2 Jul 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries, (I) CVH Cayman Holdings Limited (II) CVH Cayman 1 Limited (III) CVH Cayman 2 Limited (IV) CVH Cayman 3 Limited (V) CVH Cayman 4 Limited"	4 Jul 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation Slides - "Balanced Portfolio, Focused Business" to be presented to investors on 8 & 10 July 2008 at DBS Vickers Securities Pulse of Asia Conference and Morgan Stanley's 2nd Regional Property Corporate Day respectively in Singapore"	7 Jul 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Updated Presentation Slides - "Balanced Portfolio, Focused Business" to be presented at Morgan Stanley's 2nd Regional Property Corporate Day in Singapore on 10 July 2008"	9 Jul 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Completion of divestment of 1 George Street"	11 Jul 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Completion of acquisition of 1 George Street Singapore and use of proceeds of convertible bonds"	11 Jul 2008	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Establishment of Raffles City China Fund Limited – A Private Equity Fund for Integrated Developments in China"	16 Jul 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Quill Capita Trust ("QCT") - Proposed issue of, offer for subscription or purchase of, or invitation to subscribe for or purchase up to RM134.0 million in nominal value commercial papers/medium term notes under a CP/MTN programme by Boromir Capital Sdn. Bhd."	16 Jul 2008	For Public Relations Purposes

CapitaLand

82-4507

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaCommercial Trust Management Limited – "Moody's Rating for CapitaCommercial Trust"	16 Jul 2008	For Public Relations Purposes
Announcements and news release by CapitaMall Trust Management Limited - "(1) 2008 second quarter unaudited financial statement and distribution announcement; (2) CMT achieves 13.2% higher second quarter 2008 distribution per unit; (3) Asset valuation; and (4) Notice of books closure and distribution payment date"	17 Jul 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Asset Valuation"	17 Jul 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Signing Ceremony for Syndicated Transferable Secured Financing Facilities for New Residential Development at Farrer Road"	17 Jul 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Date of release of 2008 2nd Quarter and Half-Year Financial Results"	17 Jul 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Subscription for additional shares in ARC-CapitaLand India Private Limited"	22 Jul 2008	SGX-ST Listing Manual
Announcement and news release by CapitaCommercial Trust Management Limited - "(1) 2008 second quarter unaudited financial statement and distribution announcement; (2) CCT achieves 22.7% DPU growth in 1H 2008; (3) Asset valuation; and (4) Notice of books closure and distribution payment date"	23 Jul 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Adjustment to the conversion price of S$370,000,000 2.0 per cent. convertible bonds due 2013"	23 Jul 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Presentation slides - Raffles City Singapore - First Half 2008 Financial Results"	23 Jul 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Presentation Slides - Raffles City Singapore - First Half 2008 Financial Results"	23 Jul 2008	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Unaudited results for the period ended 30 June 2008; (2) ART achieves 36% increase in 1H 2008 unitholders' distribution; and (3) Notice of books closure and distribution payment date"	23 Jul 2008	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited - "Announcement by Quill Capita Trust - Second Quarter 2008 Financial Results and Press Release"	23 Jul 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Announcement by Quill Capita Trust - Corporate Presentation Slides dated 23 July 2008"	23 Jul 2008	For Public Relations Purposes

CapitaLand

82-4507

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "En-bloc purchase of Gillman Heights Condominium - Notice of cross-appeal to Court of Appeal"	25 Jul 2008	SGX-ST Listing Manual
Announcement and news release by Australand – "(1) Appendix 4D and Financial Report for the half year ended 30 June 2008; and (2) Australand delivers increased operating profit and announces capital raising"	28 Jul 2008	For Public Relations Purposes
Announcement by Australand - "A non-underwritten 1 for 1 Renounceable Accelerated Priority Issue"	28 Jul 2008	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "CapitaLand's participation in Australand Rights Issue"	28 Jul 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (I) Uptrend Assets Limited (II) All Pride Limited (III) Jiaxing Kaijia Warehousing Co. Ltd"	29 Jul 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "Raffles City Bahrain receives overwhelming buyer interest for its luxurious residential apartments"	29 Jul 2008	For Public Relations Purposes
Announcements and news release by CapitaRetail China Trust Management Limited - "(1) 2008 second quarter unaudited financial statement and distribution announcement; (2) CRCT's distribution per unit for second quarter 2008 exceeds forecast by 10.4%; (3) Asset Valuation; and (4) Notice of books closure and distribution payment date"	30 Jul 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "A) Closing of CapitaLand China Development Fund II Limited B) Change of interest in Fine Day Pte. Ltd."	30 Jul 2008	SGX-ST Listing Manual
Announcement by Australand - "Completion of Australand's Institutional Entitlement Offer"	31 Jul 2008	For Public Relations Purposes
Announcement by Australand - "Australand Fund selected as preferred proponent for Northshore Hamilton Project"	31 Jul 2008	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Payment of management fees by way of issue of units in Ascott Residence Trust"	31 Jul 2008	For Public Relations Purposes

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Jul-2008 12:47:06
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Signing Ceremony for Syndicated Transferable Secured Financing Facilities for New Residential Development at Farrer Road
Description	The attached speech by Mr Liew Mun Leong, President & CEO and Factsheets issued by CapitaLand Limited on the above matter are for information.
Attachments	CL.Farrer.Speech.170708.pdf CL.Farrer.Loan.Factsheet.170708.pdf CL.Farrer.Factsheet.170708.pdf CL.Architect.Factsheet.170708.pdf Total size = **1558K** (2048K size limit recommended)

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SPEECH BY MR LIEW MUN LEONG, PRESIDENT AND CEO, CAPITALAND LIMITED

Signing Ceremony for Syndicated Transferable Secured Financing Facilities for New Residential Development at Farrer Road

Four Seasons Hotel, Four Seasons Ballroom, 17 July 2008

Thank you for joining in signing ceremony for syndicated financing of Farrer Road residential project.

Project partnership with Hotel Property, Morgan Stanley fund, Wachovia and CapitaLand.

Bought Farrer Court site for S$1.3388 billion in June 2007, 36 storey condominium blocks. Consists of 2, 3, 4 penthouse, garden home, 12 villas. Biggest enbloc sales-makes many Farrer Court owners millionaires.

Total Project cost about S$3 billion.

Proud to be able to attract star architect, Zaha Hadid to design this project. World renowned Pritzker Architecture winner. Famous for her sensous architectural silhouettes. Design to be a jewel of Holland Road, Bukit Timah neighbourhood. Will be a prestigious, distinctive landmark.

Other superlatives or milestones:

(1) Biggest Collective sale in Singapore site 838,488 sf.

(2) At S$1.996 billion largest syndicated residential property development loan ever arranged in Singapore. 10 local and international banks.

(3) Largest value residential project in Singapore.

All these superlatives are testament to strong brand names of our partners and CapitaLand. Clear endorsement of our reputation as a preferred partner for bankers, developers and business.

CapitaLand business model that is well diversified by sector and geography. Forge strong partnerships to clinch large projects at home and overseas. Farrer Court project given its size, multi-blue chips partnership, world class designers, strong support for this syndicated financing is an endorsement of our strong position as a partner to work with in good or difficult times.

Past few months have been challenging. Business will and must go on notwithstanding the current economic turbulences in USA. During these difficult times, bankers, developers, businesses and potential partners must pull together, appreciate and seek partnership with healthy financial standing and good corporate governance to get on with opportunities which arises.

Thanks to partners, bankers and all parties involved in the project this undertaking a success. This confidence in us enables CapitaLand to grow into the largest real estate group in SE Asia with a global footprint in more than 110 cities in over 20 countries.

Let me finally say again thank you to them and to all of you, thank you for coming in today to join us in this signing ceremony.

CapitaLand HPL Morgan Stanley Real Estate Special Situations Fund III, L.P. WACHOVIA

SYNDICATED TRANSFERABLE SECURED FINANCING FACILITIES
NEW RESIDENTIAL DEVELOPMENT AT FARRER ROAD

Project Factsheet

Developer	:	▪ Morganite Pte. Ltd. - CapitaLand Residential Limited (35%) - Hotel Properties Limited (22.5%) - Morgan Stanley Real Estate Special Situations Fund III, L.P. (22.5%) - Wachovia Development Corporation (20%)
Proposed new development	:	▪ CapitaLand-led consortium plans to build a 36-storey condominium with about 1,500 homes on the site. ▪ It will be a distinctive high-rise condominium where the majority of the apartments will enjoy unprecedented views of Bukit Timah Hill, Singapore Botanic Gardens, MacRitchie Reservoir, the Good Class Bungalows of Victoria Park/ Cornwall Gardens/ Leedon Park and the Orchard Road city skyline.
Site acquisition	:	▪ Site was acquired for S$1,338.8 million in June 2007 ▪ Largest collective sale transaction in Singapore, which was completed on 10 March 2008.
Site details	:	▪ 77,898 sqm in size (838,488 sq ft) ▪ Maximum gross plot ratio of 2.8 ▪ 99-year leasehold ▪ Located along Farrer Road next to the Victoria Park/ Cornwall Gardens/ Leedon Park Good Class Bungalow residential enclave ▪ Site was formerly the Farrer Court condominium with 618 apartments

Amenities and accessibility	:	▪ The site enjoys convenient access to the shopping and dining facilities at the eclectic Holland Village and trendy Orchard Road area, as well as the popular Coronation Shopping Plaza. ▪ Located in District 10, an area with one of the largest expatriate populations. It is also within walking distance of the future Farrer Road MRT station which will provide great connectivity to the Central Business District. Nature lovers will enjoy pleasant walks at the nearby Singapore Botanic Gardens. ▪ Good schools in the vicinity include the Nanyang Primary School, Raffles Girls' Primary School, Hwa Chong Institution, National Junior College, Nanyang Girls' High School, Anglo-Chinese School (International) and Singapore Chinese Girls' School.
Launch plans	:	▪ Development will be ready for launch by 1H2009 ▪ Former Farrer Court owners have the right of first refusal to purchase units in the new development.

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com

CapitaLand HPL Morgan Stanley Real Estate Special Situations Fund III, L.P. WACHOVIA

SYNDICATED TRANSFERABLE SECURED FINANCING FACILITIES
NEW RESIDENTIAL DEVELOPMENT AT FARRER ROAD

Financing Details

Key feature	:	▪ Largest syndicated residential property development loan ever arranged in Singapore.
Facility	:	▪ Secured term loan, revolving credit and bank guarantee facilities of an aggregate amount of S$1,996 million ▪ Loan comprises a S$1,362 million term loan, a S$500 million revolving credit facilities and S$133.93 million bank guarantee facilities ▪ Tenor of term loan and revolving credit facilities – 5 years Tenor of bank guarantee facilities – 6 years
Use of proceeds	:	▪ To partially refinance the acquisition costs of the property, as well as to part finance the construction and development of the property
Mandated lead arrangers and bookrunners		▪ DBS Bank Ltd. ▪ UOB Asia Limited ▪ Standard Chartered Bank ▪ Oversea-Chinese Banking Corporation Limited ▪ The Royal Bank of Scotland plc
Mandated lead arrangers	:	▪ HSH Nordbank AG, Singapore Branch ▪ The Hongkong and Shanghai Banking Corporation Limited ▪ Malayan Banking Berhad
Arranger	:	▪ Bank of China Limited, Singapore Branch
Lead manager	:	▪ Arab Bank plc, Singapore Branch
Facility agent and security agent	:	▪ United Overseas Bank Limited

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com

Profile of Zaha Hadid Architects



Zaha Hadid was born in Baghdad in 1950. She studied architecture at the Architectural Association (AA) in London from 1972 and was awarded the Diploma Prize in 1977. She then became a partner of the Office for Metropolitan Architecture (OMA), taught at the AA with OMA collaborators Rem Koolhaas and Elia Zenghelis, and later led her own studio at the AA until 1987.

She was made Honorary Member of the American Academy of Arts and Letters, Fellow of the American Institute of Architecture and Commander of the British Empire, 2002. She is currently Professor at the University of Applied Arts in Vienna, Austria and is the Eero Saarinen Visiting Professor of Architectural Design at Yale University, New Haven, Connecticut.

In 2004, she became the first woman to receive the Pritzker Architecture Prize. Her masterpieces include the Chanel mobile art museum, a travelling exhibition featuring pieces inspired by the Chanel quilt bag; Germany's Phaeno Science Centre, located in Wolfsburg; and the BMW Central Building, located in Leipzig.

Projects by Zaha Hadid Architects

Zaha Hadid's work of the past 30 years was the subject of a critically-acclaimed retrospective exhibition at New York's Solomon R. Guggenheim Museum in 2006. Her projects include the Contemporary Arts Centre, Cincinnati, USA (2003), the Hotel Puerta America interior in Madrid, Spain (2005), the Ordrupgaard Museum Extension in Copenhagen, Denmark (2005), the Nordpark Cable Railway, Innsbruck, Austria (2007) and the Zaragoza Bridge Pavilion in Spain (2008). In 2009, Hadid's revolutionary design for the National Museum of Contemporary Art will open in Rome, Italy and the Guangzhou Opera House will open in China.

Projects by Zaha Hadid Architects which recently won design competitions include a new National Art Museum in Vilnius, Lithuania; the Eli and Edythe Broad Art Museum in Michigan, USA; and the King Abdullah II Performing Arts Centre in Amman, Jordan (joint first prize).

Contact:
Zaha Hadid Architects
Email: press@zaha-hadid.com

Portfolio Showcase



Vitra Fire Station, Germany



Zaragoza Bridge Pavilion, Spain



Bergisel Ski Jump, Innsbruck, Austria



Contemporary Arts Centre, Cincinnati, USA



ZHA Hotel Puerta America, Spain



Chanel Mobile Art Museum



Moon System Sofa for B&B Italia



Louis Vuitton Icone Bag, 2006

All images courtesy of Zaha Hadid Architects and the following:

- Zaha Hadid portrait photography by Steve Double
- Vitra Fire Station photography by Christian Richters
- Chanel Mobile Art photography by Virgile Simon Bertrand
- Zaragoza Bridge Pavilion photography by Fernando Guerra
- Contemporary Arts Centre Cincinnati photography by Roland Halbe
- Moon System Sofa photography by Fabrizio Bergamo

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF
2008 2ND QUARTER AND HALF-YEAR FINANCIAL RESULTS

CapitaLand Limited ("CapitaLand") wishes to announce that it will release on Friday, 1 August 2008, its financial results for the 2nd quarter and half-year ended 30 June 2008.

CapitaLand will hold a presentation for analysts and the media on its financial results at 10.30 am on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
17 July 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR ADDITIONAL SHARES IN ARC-CAPITALAND INDIA PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Smart Profit International Limited, has subscribed for and been allotted and issued an additional 14,700 ordinary shares of U$1 each in the share capital of ARC-CapitaLand India Private Limited ("ARC-CapitaLand"), an indirect associated company of CapitaLand, at US$1,000 per share (the "Subscription"). The aggregate subscription price of US$14.7 million (approximately S$20.04 million) was paid wholly in cash.

ARC-CapitaLand has also at the same time allotted additional shares to its other shareholder, Navindia Development Limited ("NDL"), a party unrelated to CapitaLand.

Following the aforesaid allotment and issuance of shares, CapitaLand's interest in ARC-CapitaLand remains at 49% (comprising 50,323 ordinary shares of US$1 each) and NDL has also maintained its interest of 51% in ARC-CapitaLand.

The Subscription is not expected to have any material impact on the net tangible assets per share and the earnings per share of CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Subscription.

By Order of the Board

Low Sai Choy
Company Secretary
22 July 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2008 08:57:48
Announcement No.	00020

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaLand's participation in Australand Rights Issue
Description	The attached announcement and news release issued by CapitaLand Limited on the above matter are for information.
Attachments	CL.APG.RightsIssue.28Jul08.pdf CL.APG.NewsRelease.28Jul08.pdf Total size = **136K** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CAPITALAND'S PARTICIPATION IN AUSTRALAND[1] RIGHTS ISSUE

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiaries, Ausprop Holdings Limited ("Ausprop") and Austvale Holdings Ltd ("Austvale"), have agreed to subscribe for their respective full entitlement (the "Subscriptions") of the stapled securities[2] under the non-underwritten 1 for 1 renounceable accelerated priority issue of stapled securities in Australand at an issue price of A$0.60 per new stapled security (the "ALZ Rights Issue"). Australand is primarily listed on the Australian Stock Exchange ("ASX") and secondarily listed on the Singapore Stock Exchange. It is a strategic business unit in the CapitaLand Group and its primary business activities are development of residential land, housing and apartments, development of and investment in income producing commercial and industrial properties and property management.

Currently, CapitaLand through Ausprop and Austvale has an interest of approximately 54.2% comprising a total of 502,772,610 stapled securities in Australand. The total consideration for the Subscriptions of A$302 million will be paid for wholly in cash. The last transacted price of an existing Australand stapled security on the ASX on 25 July 2008 was A$0.975.

In the event that the ALZ Rights Issue is fully taken up, CapitaLand's interest in Australand will remain unchanged at 54.2%. However, if the ALZ Rights Issue is not fully taken up by other security holders of Australand, CapitaLand's interest in Australand could increase from 54.2% to a maximum of approximately 70%. Approval has previously been granted by the Foreign Investment Review Board of Australia for CapitaLand to increase its interest in Australand to 70% through Australand's capital raisings.

The Australian Securities and Investments Commission has issued relief which will have the effect that CapitaLand's participation in the ALZ Rights Issue will not cause CapitaLand, its controlling shareholder or their related bodies corporate to breach the takeovers provisions of Australia's Corporations Act nor require them to make a takeover bid for Australand.

The impact of the Subscriptions as well as the ALZ Rights Issue on the net tangible assets and earnings per share of the CapitaLand Group would depend on the extent of the take up of the ALZ Rights Issue by the other security holders of Australand, and is therefore not ascertainable until the close of the ALZ Rights Issue. CapitaLand will make an appropriate announcement upon the close of the ALZ Rights Issue.

Save as disclosed above, none of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Subscriptions.

By Order of the Board

Low Sai Choy
Company Secretary
28 July 2008

[1] Australand comprises Australand Holdings Limited (ABN 12 008 443 696) (AHL), Australand Property Limited (ABN 90105 462 137; AFS Licence No. 231130) (APL) as the responsible entity of Australand Property Trust (ARSN 106 680 424) (APT), Australand Investments Limited (ABN 12 086 673 092; AFS Licence No. 228837) (AIL) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) (APT4) and Australand Property Trust No.5 (ARSN 108 254 413) (APT5)

[2] Each stapled security will comprise one AHL Share, one APT Unit, one APT4 Unit and one APT5 Unit stapled together so that they must not be traded separately. New stapled securities will rank equally with the existing stapled securities.

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CapitaLand

For Immediate Release
28 July 2008

NEWS RELEASE

Australand 1 for 1 Rights Issue CapitaLand Entities Commit Unconditionally to Subscribe for Full Entitlement

Singapore, 28 July 2008 – Australand has today announced a 1 for 1 Renounceable Accelerated Priority Issue of Stapled Securities in Australand. CapitaLand, through its wholly owned entities, has given its unconditional commitment to Australand to subscribe for its approximately 54.2% pro-rata entitlement of the proposed issue. The pro-rata entitlement comprises a total of 502,772,610 stapled securities in Australand at A$0.60 per unit, for a total consideration of approximately A$302 million.

Australand is a strategic business unit of CapitaLand, having contributed consistent growth for 11 consecutive years. While the current weak environment in Australia is largely the result of the uncertainties in the global financial markets, CapitaLand is confident of Australand's future growth potential given its fundamentally strong business franchise and talent pool. CapitaLand's commitment to subscribe for its full entitlement is a clear endorsement of this. The proceeds from the rights issue will strengthen Australand's balance sheet early and position it with the financial capacity to take advantage of the growth opportunities going forward.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **28 July 2008**

Singapore

Analyst Contact
Harold Woo, Investor Relations
DID: (65) 68233210
Email: harold.woo@capitaland.com

Media Contact
Nicole Neo, Communications
DID: (65) 68233218
Email: nicole.neo@capitaland.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) UPTREND ASSETS LIMITED
(II) ALL PRIDE LIMITED
(III) JIAXING KAIJIA WAREHOUSING CO. LTD

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries:

(I)	Name	:	Uptrend Assets Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	US$1 comprising 1 ordinary share
	Place of Incorporation	:	British Virgin Islands
(II)	Name	:	All Pride Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	HK$1 comprising 1 ordinary share
	Place of Incorporation	:	Hong Kong
(III)	Name	:	Jiaxing Kaijia Warehousing Co. Ltd
	Principal Activity	:	Development and management of warehousing-related facilities
	Registered Capital	:	US$37.5 million (approximately S$51.1 million)
	Place of Incorporation	:	The People's Republic of China

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 July 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Jul-2008 08:14:44
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand - "Completion of Australand's Institutional Entitlement Offer"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, is attached for information.
Attachments	Australand.CompletionEntitlementOffer.31Jul08.pdf Total size = **122K** (2048K size limit recommended)

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RECEIVED
2008 AUG -4 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Jul-2008 18:35:18
Announcement No.	00147

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Australand Fund selected as preferred proponent for Northshore Hamilton Project
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments	APG.NorthshoreHamiltonProject.pdf Total size = **38K** (2048K size limit recommended)

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AUSTRALAND

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

ASX Announcement
ASX Code: ALZ

31 July 2008

AUSTRALAND FUND SELECTED AS PREFERRED PROPONENT FOR NORTHSHORE HAMILTON PROJECT

The recently formed Australand Residential Development Fund (a joint venture between Australand and BOS International (Australia)) has been selected as the preferred proponent for the purchase and development of a 6.28 hectare riverfront site in the Brisbane suburb of Hamilton. This follows a two-stage selection process run by the Port of Brisbane's Northshore Development Group.

The Fund, subject to satisfactory finalisation of commercial terms, will acquire and develop the project over the next eight years utilizing the equity and debt financing currently in place in the Fund.

"Developing Northshore Hamilton through the Residential Development Fund will allow us to increase Australand's residential pipeline in Queensland, especially in the strong Brisbane market, without the need for additional capital." Australand Managing Director and CEO Mr Bob Johnston said today.

Issued by:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

For further information, please contact:

Bob Johnston
Managing Director
Tel: +61 2 9767 2001
Email: bjohnston@australand.com.au

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Jul-2008 18:37:25
Announcement No.	00148

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Payment of management fees by way of issue of units in Ascott Residence Trust
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	ARTML.31Jul08.pdf Total size = **28K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 19 January 2006 (as amended))

PAYMENT OF MANAGEMENT FEES
BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

Ascott Residence Trust Management Limited (the "**Company**"), as manager of Ascott Residence Trust ("**ART**"), wishes to announce that 880,751 units in ART ("**Units**") have been issued at an issue price of S$1.1059 per Unit to the Company today.

These Units were issued to the Company as payment of 50% of the Base Fee and Base Performance Fee (as defined in the Trust Deed) of the Management Fees for the period from 1 April 2008 to 30 June 2008. The balance of the Management Fees of S$974,023.58 (excluding applicable goods and services tax) was paid in cash.

With the above-mentioned issue of Units, the Company holds an aggregate of 5,216,845 Units, representing 0.86% of the total number of Units in issue of 608,411,063.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore, 31 July 2008

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CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY RICH SPRING LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in the Cayman Islands:

Name	:	Rich Spring Limited
Principal Activity	:	Investment Holding
Authorised Share Capital	:	US$50,000 divided into 50,000 shares of US$1 each
Issued and Paid-up Share Capital	:	US$1

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 July 2008

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DIVESTMENT OF 1 GEORGE STREET

1. Introduction

On 27 March 2008, CapitaLand Limited (the "Company") announced that its indirect wholly-owned subsidiary, George Street Pte Ltd ("GSPL") had on 26 March 2008 entered into a conditional call option agreement (the "Call Option Agreement") with HSBC Institutional Trust Services (Singapore) Limited as CapitaCommercial Trust ("CCT")'s trustee (the "CCT Trustee"), pursuant to which GSPL granted the CCT Trustee a call option (the "Call Option") to acquire the office building known as 1 George Street, Singapore (the "Property") for a total consideration of S$1.165 billion (the "Consideration"). The exercise of the Call Option was subject to the approval of the unitholders of CCT (the "Unitholders") at an extraordinary general meeting ("EGM") to approve the acquisition of the Property by CCT (the "Unitholders' Approval").

CCT had on 27 June 2008 announced that the Unitholders' Approval was obtained at the EGM held on 27 June 2008. Pursuant to the terms of the Call Option Agreement, the CCT Trustee has today given written notice to GSPL of the Unitholders' Approval and exercised the Call Option, specifying 11 July 2008 as the date of completion of the sale and purchase of the Property (the "Completion Date").

Pursuant to the exercise of the Call Option, GSPL, the CCT Trustee and CapitaLand Commercial Limited ("CCL") have today entered into the sale and purchase agreement for the sale of the Property ("SPA", with GSPL as the vendor, the CCT Trustee as the purchaser and CCL as the guarantor).

2. The SPA

Under the SPA, CCL shall deliver to the CCT Trustee on Completion Date, a duly executed deed to provide yield protection to CCT to ensure a minimum net property income per annum for the Property of S$49,512,500, translating to a yield protection calculated at 4.25% per annum of the Consideration for a period of five years commencing from (and including) the Completion Date and ending on the day immediately preceding the fifth anniversary of the Completion Date.

3. Documents Available for Inspection

A copy of the SPA is available for inspection by the Company's shareholders during normal business hours at the Company's registered office at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 for a period of three months from the date of this announcement.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
2 July 2008

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ENTRY INTO SALE AND PURCHASE AGREEMENT FOR ACQUISITION OF 1 GEORGE STREET, SINGAPORE

Following the approval of the unitholders of CapitaCommercial Trust ("**CCT**") for the acquisition of 1 George Street, Singapore (the "**Acquisition**") on 27 June 2008, CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**"), is pleased to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), has issued the notice to exercise the call option (the "**Call Option**") in connection with the Acquisition. The purchase consideration of the Acquisition is S$1.165 billion (the "**Consideration**").

Pursuant to the exercise of the Call Option, the Trustee has today entered into the sale and purchase agreement for the Acquisition with George Street Pte Ltd ("**GSPL**") as the vendor, the Trustee as the purchaser and CapitaLand Commercial Limited ("**CCL**") as the guarantor. GSPL and CCL are indirect wholly-owned subsidiaries of CapitaLand Limited.

The date of completion of the Acquisition is scheduled for 11 July 2008 (the "**Completion Date**). On the Completion Date, CCL which holds 100% of the interest in GSPL, shall deliver to the Trustee, *inter alia*, a duly executed deed to provide yield protection to CCT to ensure a minimum net property income per annum for 1 George Street, Singapore, of S$49,512,500, which is equal to 4.25% per annum of the Consideration (the "**Yield Protection**"). The Yield Protection is granted for a period of five years commencing from (and including) the Completion Date and ending on the day immediately preceding the fifth anniversary of the Completion Date.

The Acquisition will be funded by

(i) the net proceeds from the issue in May 2008 by CCT, acting through the Trustee, of S$370.0 million convertible bonds due 2013;

(ii) the net proceeds from the issue in March 2008 by CCT MTN Pte Ltd, a wholly-owned subsidiary of CCT, of S$150.0 million two-year fixed rate notes; and

(iii) a two-year secured term loan of up to S$700.0 million which will be drawn down on the Completion Date of the Acquisition. The Manager will make an announcement of the cost of borrowing for this term loan on the Completion Date.

In the meantime, the Manager advises the unitholders of CCT ("**Unitholders**") to exercise caution when dealing in the units of CCT ("**Units**") and to refrain from taking any action in respect of their Units which may be prejudicial to their interests.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
2 July 2008

IMPORTANT NOTICE

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

CONVERTIBLE BONDS DUE 2013

The manager of CapitaMall Trust ("**CMT**"), CapitaMall Trust Management Limited (the "**Manager**") refers to the issue by CMT, acting through HSBC Institutional Trust Services (Singapore) Limited as trustee of CMT (the "**CMT Trustee**"), of S$650.0 million convertible bonds due 2013 (the "**Convertible Bonds**") convertible into new units of CMT ("**Conversion Units**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 22 May 2008 and 23 May 2008 made by the Manager in connection with the Convertible Bonds.

The Manager is pleased to announce that the issue of the Convertible Bonds has successfully closed today.

The Convertible Bonds are convertible by holders into the Conversion Units at any time on and after 11 August 2008 up to 3.00 p.m. on 22 June 2013 (at the place where the certificate evidencing such Convertible Bonds is deposited for conversion) unless previously redeemed, converted, or purchased and cancelled and except during a Closed Period (as defined in the Offering Circular dated 26 June 2008 issued by CMT in relation to the Convertible Bonds). The conversion price (subject to adjustments in the manner provided in the terms and conditions of the Convertible Bonds) will initially be S$4.36 per Conversion Unit.

Prior to the creation of a first priority legal mortgage in favour of the trustee of the Convertible Bonds on behalf of the holders of the Convertible Bonds, granted by the CMT Trustee in respect of the property known as The Atrium@Orchard (the "**Security**"), the Convertible Bonds constitute direct, unsubordinated, unconditional and unsecured obligations of the CMT Trustee and shall at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the CMT Trustee under the Convertible Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable law, at all times prior to the creation of the Security rank at least equally with all of its other present and future direct, unsubordinated, unconditional and unsecured obligations.

On and after the creation of the Security, the Convertible Bonds will constitute direct, unsubordinated, unconditional and secured obligations of the CMT Trustee and shall at all times rank *pari passu* and without preference or priority among themselves, save for such exceptions as may be provided by mandatory provisions of applicable law.

The Conversion Units to be issued upon conversion of the Convertible Bonds when allotted and issued, will rank *pari passu* in all respects with the existing units of CMT as of the date of their issue, except for any rights the record date for which precedes the relevant conversion date of the Convertible Bonds.

The Convertible Bonds are expected to be admitted to the Official List of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") with effect from 9.00 a.m. on Thursday, 3 July 2008.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
2 July 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or the Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This announcement is for information purposes only and does not constitute an offer or sale of the Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this announcement nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of the Units and the Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in the Units and/or the Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

CONVERTIBLE BONDS DUE 2013

USE OF PROCEEDS

The manager of CapitaMall Trust ("**CMT**"), CapitaMall Trust Management Limited (the "**Manager**") refers to the issue (the "**Issue**") by CMT, acting through HSBC Institutional Trust Services (Singapore) Limited as trustee of CMT (the "**CMT Trustee**"), of convertible bonds due 2013 (the "**Convertible Bonds**") convertible into new units of CMT (the "**Conversion Units**").

The Manager wishes to announce that CMT currently intends to apply the net proceeds from the Issue (after the deduction of fees, commissions and expenses), which is estimated to be approximately S$637.3 million solely towards consummation of the acquisition of the property known as The Atrium@Orchard (the "**Acquisition**"). The completion of the Acquisition is expected to take place within 12 weeks from the date of the sale and purchase agreement entered into by the CMT Trustee in connection with the Acquisition (the "**Sale and Purchase Agreement**") or such earlier date (if any) as may be agreed between the parties to the Sale and Purchase Agreement[1].

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
2 July 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CMT ("**Units**") and/or the Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This announcement is for information purposes only and does not constitute an

1 The Sale and Purchase Agreement was entered into on 22 May 2008.

offer or sale of the Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this announcement nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of the Units and the Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in the Units and/or the Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited's (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82 - 4507

RECEIVED
2008 AUG -4 A 9:37
FICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) CVH CAYMAN HOLDINGS LIMITED
(II) CVH CAYMAN 1 LIMITED
(III) CVH CAYMAN 2 LIMITED
(IV) CVH CAYMAN 3 LIMITED
(V) CVH CAYMAN 4 LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in the Cayman Islands:

(I)	Name	:	CVH Cayman Holdings Limited
	Principal Activity	:	Investment Holding
	Issued and Paid-up Share Capital	:	US$1 comprising 1 ordinary share
(II)	Name	:	CVH Cayman 1 Limited
	Principal Activity	:	Investment Holding
	Issued and Paid-up Share Capital	:	US$1 comprising 1 ordinary share
(III)	Name	:	CVH Cayman 2 Limited
	Principal Activity	:	Investment Holding
	Issued and Paid-up Share Capital	:	US$1 comprising 1 ordinary share
(IV)	Name	:	CVH Cayman 3 Limited
	Principal Activity	:	Investment Holding
	Issued and Paid-up Share Capital	:	US$1 comprising 1 ordinary share
(V)	Name	:	CVH Cayman 4 Limited
	Principal Activity	:	Investment Holding
	Issued and Paid-up Share Capital	:	US$1 comprising 1 ordinary share

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
4 July 2008

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Jul-2008 17:56:15
Announcement No.	00111

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation Slides - "Balanced Portfolio, Focused Business" to be presented to investors on 8 & 10 July 2008 at DBS Vickers Securities Pulse of Asia Conference and Morgan Stanley's 2nd Regional Property Corporate Day respectively in Singapore
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments	CL.Annc.Slides.7Jul08.pdf Total size = **1909K** (2048K size limit recommended)

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82 - 4507

CapitaLand

Balanced Portfolio, Focused Business



July 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

International Real Estate Group

More than 113 cities in over 20 countries, across Asia Pacific, Europe & the Gulf Cooperation Council (GCC) countries



RESIDENTIAL
RETAIL
COMMERCIAL
SERVICED RESIDENCES
FINANCIAL SERVICES
INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS

82 - 4507



CapitaLand - Market Leadership in Asia Pacific
Market Leadership
LARGEST Real Estate Company In South-East Asia
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner/ Manager In Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Geographical Footprint
More Than 110 Cities in Over 20 Countries
Unique Winning Competencies
Complete Real Estate Value Chain
Asian Growth
Rapid Urbanisation
Consumption Growth
Evolving Capital Markets
Investment Inflow

Complete Real Estate Value Chain

Capital efficient business model for sustainable growth


Investor
Developer
Manager
Operator
Financial Advisor
Fund Manager
Total Shareholder Returns S$19.0 billion*

*Since inception in November 2000 – end 2007

Our Business Model



CapitaLand

CapitaLand Presentation *July 2008*


CapitaLand
Real Estate
Hospitality
Financial Svcs
Residential
Retail
Commercial
ILEC
Serviced Residences
Financial
100%
100%
100%
100%
100%**
100%
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC *
THE ASCOTT GROUP
CapitaLand Financial
54.2%
29.4%
30.5%
18.7%
27.9%
AUSTRALAND
CapitaMall Trust
CapitaCommercial Trust
ASCOTT RESIDENCE TRUST
REIT & Fund Management
20.4%
19.9%
30.0%
CapitaRetail China Trust
QuillCapita Trust

CapitaLand Group comprises 6 listed Companies with total Market Capitalisation of S$22.8billion (1 Jul 08)

● *Other Listed Entities*   * *Integrated, Leisure, Entertainment & Conventions*

** *CL completed compulsory acquisition of The Ascott Group on 28 April 2008*

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	Multi-Local	Management Centres in Key Countries
RE Development	Multi-Sector Businesses	Significant Expansion through Platforms
RE Investment	Diversified Income Streams	Strategic Partnerships
RE Financial Products/Solutions	Trading vs Investment Assets	Acquisitions

Plugging Into Growth Trends


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

The Value Chain & Value Creation


Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Market
LOWER VALUE ADDED
HIGHER VALUE ADDED
REAL ESTATE ASSET VALUE

Capital Management - Structural Clarity


REITS
CAPITALAND
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG
Private Funds
CMT
CCT
CRCT
ART
QCT
Private Equity Funds
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15

Risk Management within the Group


CL Board
Audit Committee
Risk Committee
President & CEO
Council of CEOs
CFO
Independent reporting line
Risk Assessment Group (RAG)
Internal Audit
CapitaLand Residential
CapitaLand Commercial
CapitaLand Retail
CapitaLand Financial
CapitaLand ILEC
THE ASCOTT

Target Return = WACC + Risk Premiums

Matrix of over 70 target returns across all property sectors and countries


Other Project Specific Risks
Legal & Regulatory Risk
Operational Risk
Physical Real Estate Risk
Liquidity Risk
Risks included in Weighted Average Cost of Capital (WACC)
Risk Premiums
WACC

82 - 4507

Financials

CapitaLand

CapitaLand Presentation *July 2008*

1Q 2008 – Healthy Earnings

- **PATMI of S$247.5 million vs 1Q 07's S$608.1 million**
  - 1Q07 included an unusually large fair value gain of S$427m arising from 8 Shenton Way (formerly known as Temasek Tower)
- **Better operating performance from residential, retail, financial & serviced residence SBUs**
- **Overseas EBIT up 33%**
  - China and Australia were key contributors
- **Financial Services continues to expand**
  - AUM reached S$19.1 billion, up S$1.4 billion from December 2007
- **Proactive capital management**
  - Successfully raised S$1.3 billion from 10-yr Convertible Bonds
  - Strong financial footing: Net D/E ratio 0.59; Average Maturity > 4 years

1Q 2008 Results

(S$ million)	1Q 2007	1Q 2008	Change
Revenue	637.0	631.3	↓ 0.9%
EBIT	819.5 *	398.8	↓ 51.3%
PATMI	608.1 *	247.5	↓ 59.3%
EPS (cents)	21.8	8.8	↓ 59.6%
NTA (S$)	2.85	3.43	↑ 20.4%

* EBIT and PATMI in 1Q2007 included fair value gains of S$472.9m and S$426.8m respectively, arising from the divestment of 8 Shenton Way (formerly known as Temasek Tower).

Revenue Under Management


S$B
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
$1.4B
$1.5B
6%
$0.6B
$0.6B
-1%
1Q 07
1Q 08

Notes: □ Statutory Revenue ■ Revenue Under Mgt

Revenue Under Management : revenue of all properties managed by the Group

1Q 2008 - Assets by SBUs & Geography


SBU
S$27.8 billion
Others
$4.3B, 15%
Financial
Services
$0.3B, 1%
Residential
$11.5B, 41%
Serviced
Residence
$3.2B, 12%
Retail
$4.7B, 17%
Commercial
$3.8B, 14%


Geography
S$24.1 billion *
Asia/GCC***
$1.8B, 7%
Europe
$1.3B, 5%
China**
$6.9B, 29%
Australia
& NZ
$5.2B, 22%
Singapore
$8.9B, 37%

** Excluding cash held at Singapore Treasury ** Greater China including Macau & Hong Kong ***Excludes Singapore & China*

	1Q 2007		1Q 2008	
	S'pore	Overseas	S'pore	Overseas
ASSETS*	41%	59%	37%	63%
EBIT	83%	17%	55%	45%

EBIT by SBUs

1Q 2008 $398.8m vs 1Q 2007 $819.5m


$M
750
650
550
450
350
250
150
50
(50)
136
152
546
139
24
58
29
39
12
18
73
-7
Residential
Commercial
Retail
Serviced Residence
Fin. Services
Others
1Q 2007
1Q 2008

Contributions

SBU	1Q 2007	1Q 2008
Residential	16.5%	38.0%
Commercial	66.7%	34.8%
Retail	2.9%	14.6%
Serviced Residence	3.6%	9.9%
Financial Services	1.5%	4.6%
Others	8.8%	(1.9%)
Total	100.0%	100.0%

EBIT by Geography

1Q 2008 $398.8m vs 1Q 2007 $819.5m


$M
800
700
600
500
400
300
200
100
0
685
219
58
93
19
18
46
50
11
18
Singapore
China*
Asia/GCC**
Aust & NZ
Europe
1Q 2007
1Q 2008

Contributions

Region	1Q 2007	1Q 2008
Singapore	83.5%	55.0%
China*	7.1%	23.4%
Asia/GCC**	2.4%	4.5%
Aust & NZ	5.6%	12.5%
Europe	1.4%	4.6%
Total	100.0%	100.0%

* Greater China including Macau & Hong Kong

**Excludes Singapore and China

Capital Management

	1Q 2007	1Q 2008	Change
Equity (S$ billion)	9.91	11.76	Increased
Net Debt (S$ billion)	4.92	6.93	Increased
Net Debt / Equity	0.50	0.59	Increased
% Fixed Rate Debt	69%	69%	Unchanged
Avg Debt Maturity (Yr)	2.84	4.22	Increased

Access to Funding

Raised over S$5 billion YTD:
Financial Market's Confidence on CapitaLand Group

Some of the main financing deals since beginning 2008

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil

CapitaMall Trust	
Medium Term Notes	S$150 mil
Convertible Bond	S$650 mil

CapitaCommercial Trust	
Convertible Bond	S$370 mil
Medium Term Notes	S$150 mil

CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

Debt Coverage

	1Q 2007	1Q2008	Change
Finance Cost (S$ million)	91.1	131.9	⬆ 44.8%
Interest Cover Ratio (ICR)	13.9	4.1	Decreased
Interest Service Ratio (ISR)	1.0	3.0	Improved

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Capital Management Strategy

Opportunities Emerging, prudent & selective process

- Maintain high liquidity and financial flexibility
  - — Two Convertible Bonds issues, totaling $2.3B over past year
- Extend debt maturity (average 4.2 years)
- Careful, selective on new investments
- Continue with capital recycling

Residential



CapitaLand

CapitaLand Presentation *July 2008*

Market Outlook – Singapore Residential

Healthy Fundamentals, Demand/Supply in Equilibrium

- Main demand drivers in 2008 - 2012:
  - Steady new household formation (≈ 11,000/year)
  - En-bloc sales displacement demand (≈ 2,000/year)
- Cautious market sentiment in 1H 2008. Sales volume is expected to moderate but prices are likely to hold up. Sentiment to improve by end-2008
- Mass and middle segments are supported by real housing demand
- Price forecast for 2008: general residential market ▲ 5% to 10%(YoY)

CapitaLand

Residential - Singapore

Different Fundamental Drivers for 2 Periods


Forecast (next 12 months)
Optimistic +10%
Baseline +5%
Pessimistic +3%
CAGR: 25% (1993 – 1996)
CAGR: 14% (2005 – 2007)
Price Index
250
200
150
100
50
0

Domestic Policy Changes

1. Liberalisation of CPF rules
2. Liberalisation of HDB sub-sale/foreign buyer policy
3. Mass & middle markets were drivers
4. Buyers from South East Asia

Remaking of Singapore into global city

1. Global City Effects
   - Asian gateway city
   - Influx of foreign buyers
   - IRs spinoffs
   - Increase population to 6.5m
2. En-bloc Displacement Demand
3. Luxury market as driver
4. Foreign buyers from new countries

Source: URA & CapitaLand Research

CapitaLand

Residential - Singapore

Improved Affordability

- Affordability Ratio Improved
  -- measures by mortgage repayment as a % of household income

	1995 – 1996	2006 – 2007
Luxury	Affordability is not an issue	
Overall Private Residential	46.2%	36.2%

- Income Growth Improved

	CAGR	
	(1993 – 1995)	(2006 – 2007)
Household Income Growth – Top 20% Income Group	6.4% p.a.	8.3% p.a.

Residential - Singapore

A Globalized/Cosmopolitan Singapore

	Past (1995/96)	Present (2007)
No. of foreigners	600,000	1 million
No. of professional expatriates	30,000	90,000
FDI Inflow	US$9bn	US$26bn
MNCs in Singapore	~3,000	~7,000
GDP (financial services)	S$15bn	S$28bn
International Air flights connection	3,100 wkly flights to 133 cities	4,000 wkly flights to over 180 cities
AT Kearney Foreign Policy Magazine Globalization Index	4th position (Year 2003)	1st position

Residential - Singapore

More Foreign Buyers Now


% of total buyers
30%
25%
20%
15%
10%
5%
0%
Number of Foreign Buyers: 1,310
13.7%
Number of Foreign Buyers: 3,696
25.0%
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary sales of private homes.

Residential - Singapore

Key Foreign Buyers – More Diversified (1996 vs 2007)


3,500
3,000
2,500
2,000
1,500
1,000
500
-
No. of foreign buyers
515
2,000
480
1,460
193
671
27
622
44
1,035
46
308
1,195
3,062
Indonesia
Malaysia
United Kingdom
China
India
USA
Others
(>12countries)
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary and secondary sales.

Other Nationalities not stated: Koreans, Australian, Canadian, French, Germans, Japanese, Dutch, Russians, Swiss, Irish, Italian, Norwegian

Housing Market Drivers (By Segment)


Super- Luxury
GDP Growth
Global Liquidity
Branding
HNWIs
> S$3,000 psf
High-End Residential
GDP Growth
Foreign influx
Prime rental yield
Luxury price movement
Replacement home due to En-bloc sales
S$1,800 – 2,500 psf
GDP Growth
Foreign influx
Mortgage rate
Secondary housing market
Replacement home due to En-bloc sales
S$800 – 1,600 psf
GDP Growth
Mortgage rate
Government policy
Household formation
HDB resale market
CPF Housing scheme
< S$600 psf

Residential - Singapore

Our Pipeline

Target to launch 800–1,000 units in 2008

Target to launch in 2008	Location	Units
Latitude	River Valley	130
Silver Tower site	Orchard Road	70

Pipeline of ~5.5m sq ft GFA

Pipeline	Location	Potential GFA
Char Yong Gardens	Orchard Road	261,167
Farrer Court	Farrer Road	2,350,000
Gillman Heights	Gillman	1,760,000
Nassim Hill	Tanglin	171,536
Tong Watt	River Valley	279,405
Yio Chu Kang	Yio Chu Kang	208,000


Latitude


Development at Tong Watt


Development at Farrer Court site

Residential - China

Positive Policies: Promote Market Stability

- Market experiencing some short term consolidation due to the tighter credit environment, foreign capital control, weakened market sentiment and earth quake (Sichuan)
- Market fundamentals remain strong: Real demand driven by **urbanisation, demographics, strong economic growth & rising income**
  - Housewhole formation requires 20 mil homes per annum
  - Urbanization requires 15 mil homes per annum
- Measures aim to ensure sustainable development of the China's property market
- Opportunities should emerge for well-capitalised companies with proven track record and bona fide operating platform

Residential - China

Pipeline of >35,000 units in high-growth regions

Target to launch about 2,000 units in 2008

Shanghai (Yangtze River Delta)	
Hangzhou site	>1,200
Ningbo site	>1,100
Beijing (Bohai Economic Rim)	
Beijing (2 sites)	>1,100
Guangzhou (Pearl River Delta)	
Guangzhou site	>3,000
Foshan 3 sites	>1,900
Chengdu (South Western China)	
Chengdu Zhixin JV	>25,000
Henan (Central China)	
Central China Real Estate (Zhengzhou)	>4 mil sqm

Presence in 25 cities


Beijing
Bohai Economic Rim
Central China
Yangtze River Delta
South Western China
Zhengzhou
Shanghai
Chengdu
Guangzhou
Pearl River Delta

CapitaLand

Residential - China



Gateway Cities + 2nd Tier Cities
Shanghai (Yangtze River Delta) GFA 0.85m
15%
Beijing (Bohai Economic Rim) GFA 0.66m
11%
Guangzhou (Pearl River Delta) GFA 0.66m
11%
Chengdu (South West China) GFA 1.88m
32%
Henan (Central China) GFA 1.82m
31%

* Effective stake in JV partners: CL Zhixin (50%), Central China Holdings (36.1%), Lai Fung Holdings (20%)

AUSTRALAND

- **2007's strong performance**
  - — Diversified platform delivering results
- **Drivers for sustainable growth**
  - — Leverage existing business platform
  - — Grow funds under management
  - — Expand into Asia
  - — Capital Risk Management
- **Outlook**
  - — Continued profitable contribution from Residential
  - — Growth in recurrent income from high quality investment properties
  - — Continued growth in Commercial & Industrial


Homebush Bay, Commercial


Rhodes Office Park, Commercial


Freshwater Place, Mixed Development

Residential - Vietnam

Positive Fundamentals

- **1st Residential Project in Ho Chi Minh City**
  - The Vista, 750 units project, successfully launched
- **Total pipeline of 4,200 homes in Ho Chi Minh City**
- **Remain positive on long term fundamentals**
  - Strategic partnership with Nam Thang Long Investment Joint-Stock Company
  - Conditional agreement signed to develop 1,400 apartments and commercial and retail space on a 6.7ha site in Dist 2



The Vista, Ho Chi Minh City



The Vista, Ho Chi Minh City

Retail



CapitaLand

CapitaLand Presentation *July 2008*

Retail Malls

Retail Footprint



China
India
Japan
Malaysia
Singapore
Ha'erbin
Huhehaote
Shenyang
Hokkaido
Beijing
Tianjin
Dalian
Lanzhou
Anyang
Laiwu, Rizhao,
Weifang, Zibo, Tai'an
Xi'an
Xinxiang
Tokyo
Osaka
Zhengzhou
Yangzhou
Mianyang
Hefei
Kunshan
Chengdu
Deyang
Ma'an'shan
Wuhu
Shanghai
Yibin
Chongqing
Wuhan
Yiyang
Nanchang
Zhuzhou
Changsha
Hengyang
Huizhou
Quanzhou
Zhaoqing
Guangzhou
Zhangzhou
Maoming
Foshan, Shenzhen, Jiangmen
Zhanjiang
Dongguan
Amritsar
Jalandhar
Khanna
Jaipur
Udaipur
Gwalior
Veranasi
Nagpur
Mumbai
Hyderabad
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Selangor

Portfolio of 114[1] retail malls measuring over 54 million square feet

Countries	No. of Malls
Singapore	17
China	73[1]
Japan	7
India	15
Malaysia	2
Total	**114**

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

Retail - Singapore


Retail Floor Space Per Capita
Sq ft
45
40
35
30
25
20
15
10
5
-
38.2
22.1
13.8
13.2
14.4
11.2
10.3
10.6
USA
Australia
United Kingdom
Hong Kong
South Korea
Japan
Singapore (2007)
Singapore (2012)
Source : Urbis February 2008

- Singapore remains "under-shopped" compared to regional (e.g. Hong Kong, Japan, and Australia) and major western markets
- Given this structural shortage, retail sector is expected to outperform other property sectors over the long-term

Retail - Singapore

Centre Of Gravity for Retail

ion ORCHARD

- World's finest retail offering & flagship concept
- NLA of 660,000 sq ft
- 6 global superbrands to establish first duplex flagship stores in Singapore
  - Cartier, Christian Dior, Dolce & Gabbana, Giorgio Armani; Louis Vuitton and Prada



Cartier Christian Dior COUTURE DOLCE & GABBANA

GIORGIO ARMANI LOUIS VUITTON PRADA

Retail - Singapore

Expanding Retail Presence

- **Developing Retail and Entertainment Zone of integrated hub at Vista Xchange, one-north**
  - Total GFA ~24,000 sq m
  - Gross investment ~S$380m
  - Direct connectivity to Buona Vista MRT; complement bustling Rochester and Holland Village enclaves
  - Civic & Cultural Zone of integrated hub with 5,000-seat, world-class theatre
  - Target completion 2011





Retail - Singapore

Acquisition by CMT

- **The Atrium@Orchard**
  - — Grade A Office towers sited adjacent to Plaza Singapura* and above Dhoby Ghaut MRT
  - — NLA of 373,446 sqft
  - — Total consideration S$839.8m
- **Value Creation**
  - — Potential rental growth from rental rates reversion
  - — Integration with Plaza Singapura*
- **On track to achieve S$9b in asset size**
  - — CMT's deposited property, S$6.9b following the acquisition




Plaza Singapura
The Atrium@Orchard
Orchard Road
MRT

*owned and managed by CMT

Retail - China

Leading retail player with 73 malls worth S$8.0 billion, measuring 3.5 million sq m in Gross Rentable Area in 44 cities across China

Status	Asset Value (S$)	Funds Exposure (S$)	Gross Rentable Area (sq m)	Total No. of Malls
Approval Obtained from Chinese Authorities	4.1billion	3.4 billion	2.5 million	45
Pending Approval from Chinese Authorities	3.9 billion	2.5 billion	1.0 million	10
Total Committed	8.0 billion	5.9 billion	3.5 million	55
Under MOUs	-	-	-	18
Total	**8.0 billion**	**5.9 billion**	**3.5 million**	**73**

Retail malls anchored by Walmart constitute only about 20% of Funds' Exposure by Asset Value

Number of operational malls : 24
Target opening in 2008 : 14
Target opening in 2009 : 10

Retail - China

Successful Divestment of Xizhimen Mall to CRCT

- Total consideration of S$341.0m
- An iconic 73,857sqm integrated mixed-use development in Beijing
- Located at Xizhimen transportation hub with 2.7 mil commuters a week
- CRCT's total assets of S$1.1b on track to reach S$3.0b by 2009





Retail – India Expansion


Amritsar Popl: 1.5 m
Jalandhar Popl. 2.0 m
Khanna Popl 1.5 m*
Jaipur Popl 3.3 m
Udaipur Popl 0.6 m
Nagpur Popl: 2.4 m
Mangalore Popl: 0.4 m
Mysore Popl. 0.8 m
Cochin Popl: 0.6 m
Gwalior Popl 0.7 m
Varanasi Popl 3.1 m
Hyderabad Popl: 6.1 m
Chennai Popl: 7.5 m
Forum Value Mall, Bangalore Popl: 5.3 m
Graphite India, Bangalore Popl 5.3 m
Legend
Cities
Regions
Country outline
Region names
AIPL Projects
Prestige Projects

2 New JVs: Prestige & Advance India Projects Ltd

Asset Value: S$2.12 billion

JV partners	Super Built Area (sqft)	Malls
Prestige Projects	5,272,000	7
AIPL Projects	5,857,000	8
Total	**11,129,000**	**15**

* Including the population of nearby Ludhiana

CapitaLand

Retail - Malaysia

Seed assets for proposed pure play Malaysian REIT

- Gurney Plaza, Penang
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sqft
- MINES Shopping Fair, Selangor
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sqft
- Sungei Wang, Kuala Lumpur
  - Total consideration of RM595m (S$250m)
  - 61.9% stake of 510,418m sqft


Gurney Plaza, Penang


Mines Shopping Fair, Kuala Lumpur


Sungei Wang, Kuala Lumpur

Commercial



CapitaLand

Commercial – Singapore

Supply Remains Tight till 2010

- **Remaking of Singapore into global city:**
  - Growing importance as regional financial centre
  - Convenient air connection to other parts of Asia
  - Quality of living enhanced by vibrant arts and entertainment
- **Demand remains strong:**
  - Intense competition for vacant office space in the CBD
  - High pre-commitment interests in future projects
  - Under investment in office space for the past 10-years
  - Differentiated supply policy (low cost rental for back office)
- **Continued rental growth in 2008 / 2009**
  - Overall costs still competitive vis-à-vis other major Asian cities
  - ▲10% - 15% compared to doubling of rental in 2007

Commercial - Singapore

Competitive As A Global Business Destination

Global Ranking

Country	2007-2008 Ranking
United States	1
Switzerland	2
Denmark	3
Sweden	4
Germany	5
Finland	6
Singapore	7
Japan	8
United Kingdom	9
Netherlands	10
Korea	11
Hong Kong	12
Canada	13
Taiwan	14
Austria	15

Asia Country Ranking

Country	2007-2008 Ranking
Singapore	7
Japan	8
Korea	11
Hong Kong	12
Taiwan	14
Australia	19
Malaysia	21
New Zealand	24
Thailand	28
China	34
India	48
Indonesia	54
Vietnam	68
Philippines	71

Source: World Economic Forum "Global Competitiveness Report 2007-08" & CapitaLand Research

CapitaLand

Commercial - Singapore

Healthy Office Absorption Expected

Singapore private office space (Central Area) – demand and supply


Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) ~ 2 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.9 mil sq ft
Projected annual demand = 1.62 mil sqft
Ave annual supply = 1.8 mil sq ft
Ave annual demand = 1.6 mil sq ft
0.7
0.9
2.7
4.1
1.1
supply forecast & projected take-up
Office Space (mil sq ft)
5.0
3.0
1.0
-1.0
-3.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (May 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

Commercial - Singapore

Firm Lease Commitment for New Supply

Key Financial Institutions in Marina Bay Financial Centre

Company	Net Lettable Area (sqft)	Phase	Comments
Standard Chartered	508,298	1	85% or 24 floors in Tower 1
Natixis	65,000	1	3 floors in Tower 1
Wellington Inv Mgt	21,000	1	1 floor in Tower 1
Amex	50,000	1	2 floors in Tower 2
Barclays	100,000	1	4 floors in Tower 2
Pictet	25,000	1	Occupy Tower 2
Icap	35,000	1	Occupy Tower 2
Others	142,498	1	-
Phase 1	946,796 (57% of MBFC Phase 1 NLA committed)		
DBS	700,000	2	22 floors in Tower 3
Phase 2	700,000 (56% of MBFC Phase 2 NLA committed)		
TOTAL Supply from MBFC:	1,646,796 sqft NLA		

Sources: MBFC; BNP Paribas estimates and DTZ report in CCT's Unitholder Circular dated 9 June 2008

CapitaLand

Commercial - Singapore

Office Rents to Remain Stable through 2010


Historical Rents
Projected Rents
(S$ per sq ft per month)
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
7.50
7.71
6.30
6.43
5.00
5.35
4.00
4.55
4.40
4.62
5.20
5.70
7.81
8.73
15.00
17.15
17.00
19.00
17.50
20.00
15.50
19.00
2000
2001
2002
2003
2004
2005
2006
2007
2008E
2009E
2010E
Prime
Grade A

CBRE Research, May 2008

Forecast of Prime Raffles Place Rents

Source: DTZ Consulting & Research, May 2008


19.70
19.70
17.70
(S$ per sq ft per month)
2008E
2009E
2010E

Source: Extracted from the independent property market review by CBRE and DTZ in the (CCT's) Unitholder Circular dated 9 June 2008

CapitaLand

Commercial - Singapore

Positive Rental Reversion

Lease expiry profile to capture rising market rental value


Office Expiry Profile
(with CCT & Raffles City Tower)
24.3%
17.2%
2010
2011 & beyond

Commercial

Portfolio Reconstitution
- achieved benchmark sales prices

Assets	Price	Profit After Tax & Minority Interest Gain on Divestment
Divestments:		
AIG Tower (HK)	S$3,767 psf	S$248 mil
Hitachi Tower	S$2,900 psf	S$111 mil
Chevron House	S$2,780 psf	S$150 mil
8 Shenton (Temasek Tower)	S$1,550 psf	S$436 mil
Acquisition:		
1 George Street	S$2,700 psf	Successfully injected to CCT


8 Shenton Way, Singapore


1 George Street, Singapore


Chevron House, Singapore


AIG Tower, Hong Kong

Commercial

Redeployment: Developments

- **Wilkie Edge Development**
  - Sold to CCT
    - Price: S$262.0m or S$1,177 psf NLA
  - Mixed Development:
    - Office : 9,588 sq m
    - Retail : 3,396 sq m
    - Serviced apartments : 154 units*
- **Market Street Car Park****
  - Granted Outline Planning Permission ("OPP") for redevelopment into Grade A office tower
    - For future development
    - Estimated GFA 850,000 sq ft



Wilkie Edge, Singapore



Market Street Car Park, Singapore

** Sold to The Ascott Group*
*** owned by CCT*

Commercial

Redeployment: Overseas

- **Raffles City Hangzhou site for RMB1.0b**
  - Grade-A office tower, retail mall, five-star hotel and residential units
    - Land cost RMB3,601 (S$715) psm ppr
    - GFA of 283,568 sqm
- **Shanghai site (Zhabei District) for RMB598.1m**
  - Offices and high-end hotel or serviced residences
    - Land cost RMB8,414 (S$1,671) psm ppr
    - GFA of 71,085 sqm
- **Prime site in Shinjuku, Tokyo**
  - Invested JPY32b (20% stake) in a commercial cum residential site with Mitsubishi Estate Co., Ltd and Heiwa Real Estate Co., Ltd


Hangzhou Site
- Prime Location
Shanghai-
Hangzhou
Maglev Station
Airport
Qianjiang New Town
(Hangzhou new CBD)
SITE
West Lake

Commercial – India Expansion

Redeployment: Overseas

Acquired prime 30-acre site to build IT Park & Office Development

Trans Thana Creek Industrial area, Navi Mumbai

- Site area: ~121,450 sqm
- Purchase price: INR2.3b (S$79m)
- Development will comprise 2.5m sqft of built-up space
- ~1.25m sqft will be dedicated for IT companies
- Construction to commence in 1Q2009 and complete in phases over 5 years


Navi Mumbai
Thane
Subject Property
Navi Mumbai
Mumbai
MTHL
CBD
PANVEL
Raigad

82 - 4507

Raffles City Brand



CapitaLand Presentation *July 2008*

Raffles City

Building a Global Brand

- **4 more RAFFLES CITY under development to add to existing ones in Singapore and Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City HANGZHOU
  - Raffles City BAHRAIN



Raffles City Beijing



Raffles City Chengdu



Raffles City Shanghai

ILEC



CapitaLand

CapitaLand Presentation *July 2008*

ILEC – Capitala (Abu Dhabi)

- **JV (49/51) with Mubadala Development Company**
  - "Arzanah", maiden, flagship integrated mixed-use project unveiled
  - 1.4 m sqm site surrounding Zayed Stadium
  - Estimated 9,000 residential homes
  - Total project cost ~US$4 billion – US$5 billion
  - Phase 1A cost ~S$480 million





CapitaLand

ILEC's Priority Markets & Focus


Dubai


Oil- / Gas-Rich Countries:
GCC and Russia
• High GDP per capita
• High propensity to spend
Asia: China / India / Vietnam
• Explore multi-sector footprint
• Key gateway cities
• Major tourist destinations
Gaming Jurisdictions:
• Opportunistic e.g. Macau SAR

Serviced Residences



CapitaLand

CapitaLand Presentation *July 2008*

THE ASCOTT GROUP
A Member of CapitaLand

Ascott

Successful Privatization of Ascott

- **Completed compulsory acquisition on 28 April 2008**
- **Delisted from SGX on 29 April 2008**
- **Rationale for Privatisation**
  - Strengthen Ascott's leadership position in the market
  - Replicate CapitaLand's successful business model
  - Maximise CapitaLand's competitive advantage
  - Increase cost savings



Financial Services



CapitaLand

CapitaLand Presentation *July 2008*

Financial Services

AUM up S$1.4b to S$19.1b since Dec 07
On Track to achieve AUM of S$25b in 3-5 yrs


30
25
20
15
10
5
0
S$Billion
3.1
6.0
8.5
14.3
17.7
19.1
2003
2004
2005
2006
2007
1Q 2008
Private Funds
REITS

- AUM includes ART & Ascott China Fund, which are managed by CapitaLand's subsidiary, The Ascott Group and its subsidiaries.

Financial Services

- **CITIC CapitaLand Business Park Fund ("CCBPF")**
  - — CapitaLand and CITIC Trust established first RMB-denominated real estate private equity fund
  - — Raised RMB500m
  - — CapitaLand has a 50% sponsor stake
  - — Invest in CapitaLand's business park in Beijing, namely, IBM China Centre and seek other opportunities in China



Financial Services

5 REITS & 14 Private Equity Funds


GCC (1)
• Raffles City Bahrain Fund
Asia (3)
•ART
•IP Property Fund
•CapitaLand AIF
India (1)
•CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Singapore (2)
• CMT
• CCT
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
China (8)
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

Industrial & Logistics



CapitaLand

Industrial & Logistics

JV Partnership:
CapitaLand 51% & Australand 49%

- Create an immediate development platform for expansion in Asia
- Targeting high growth markets: China, India, Vietnam, Thailand and Malaysia



CapitaLand
AUSTRALAND
JV: Pan Asian Development Platform in Industrial & Logistics Sectors
Design
Development
Construction
Tenant Marketing
Leasing
Property Management Services
Value Chain

Industrial & Logistics

Pan-Asian Development Platform in Industrial and Logistics Sectors

- **Partner with Australand to capitalise on the industrial and logistics real estate 'white space' in Asia**

CapitaLand

- Competencies along the entire real estate value chain, strong property development capabilities
- Strong presence across Asia Pacific
- Extensive network of customers, tenants & partners
- Fund structure to hold industrial & logistics assets

AUSTRALAND

- One of the largest developer of warehouse and logistics space in Australia
- Track record and in-depth expertise in designing, developing and managing industrial and logistics properties
- Extensive tenant base from national and international corporations such as LG Electronics, DHL, Electrolux, Makita, BMW, Toyota and Coles.

Industrial & Logistics

Asia Logistics Market Outlook

Asia-Pacific Logistics Market Value


$ billion
% Growth
300
250
200
150
100
50
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$ billion
% Growth
2005
2006
2007
2008
2009
2010

Source: Datamonitor

- **Asia-Pacific is world's largest logistics market**
  - World's manufacturing hub
  - Growing consumer markets
  - Will account for 38% of global market revenues in 2010
- **State of logistics market in Asia**
  - Fragmented with no clear market leader
  - Relative shortage of good quality facilities


Growth Strategy
CapitaLand

CapitaLand Presentation *July 2008*

Growth Strategy

- **Residential**
  - Expand overseas operations (eg. China & Vietnam)
  - Roll out of pre-committed projects in Singapore
- **Commercial**
  - Overseas push
- **Retail**
  - Rollout the pipeline in China & grow CRCT's portfolio
- **ILEC**
  - Continue to seek out potential projects
- **Serviced Residences**
  - Synergize operations with the Group and expand footprint
- **Financial Services**
  - Create more private equity funds and REITs
  - Continue to recycle capital
- **Industrial & Logistics opportunities**
  - Seek out opportunities in China

Capital Allocation Trend by Geography


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
1Q2008
Europe
6%
7%
7%
6%
5%
4%
Australia & New Zealand
9%
11%
16%
19%
21%
21%
19%
19%
Singapore
Other Asia*
China
6%
7%
7%
9%
18%
23%
25%
25%

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

82 - 4507

Corporate Initiatives



CapitaLand

CapitaLand Presentation *July 2008*

Green Initiatives 2007

Green Awards

Awarded a total of 17 Green Awards in 2007

Environmental Management System

Achieved ISO 14000 certification for CapitaLand Group in Singapore and CapitaLand China



Green Building Guidelines (GBG)

Formulated and Implemented the GBG across business units in Singapore

Environmental Tracking System (ETS)

Formulated an ETS enabling online tracking of Green Building Indicators of CapitaLand's properties from 2008


Environmental Tracking System
Our buildings can be in any design as long as they are 'green'.

Green Awareness for Staff

Specialised training sessions conducted for relevant staff on designing and operating green buildings

Corporate Philanthropy
- Helping needy children in schools

CapitaLand
FOUNDATION

- Donated >S$1.6m to over 30 children's charities in S'pore and overseas
- Launched CapitaLand Kids Programme to provide direct financial support to 700 needy children in Singapore, Thailand and Vietnam
- Volunteer Expeditions to Yunnan and Vietnam

- **China**. Two more Hope Schools in Sichuan. Launch of "Building for Tomorrow" book on voluntary experience at CapitaLand Huangmaoling Hope School, Yunnan .
- **Thailand**. Three school farms in Nang Rong to provide food for poor students; two school dormitories in Wieng Kaen
- **Vietnam**. School facilities in Rach Gia and Danang










Thank You
CapitaLand

CapitaLand Presentation *July 2008*

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	09-Jul-2008 17:38:17
Announcement No.	00070

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Updated Presentation Slides - "Balanced Portfolio, Focused Business" to be presented at Morgan Stanley's 2nd Regional Property Corporate Day in Singapore on 10 July 2008
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments	CL.Slides.9Jul08.pdf Total size = **1925K** (2048K size limit recommended)

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82 - 4507

CapitaLand

Balanced Portfolio, Focused Business



July 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

International Real Estate Group

More than 113 cities in over 20 countries, across Asia Pacific, Europe & the Gulf Cooperation Council (GCC) countries


RESIDENTIAL
RETAIL
COMMERCIAL
SERVICED RESIDENCES
FINANCIAL SERVICES
INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS

CapitaLand Presentation *July 2008*

CapitaLand


CapitaLand - Market Leadership in Asia Pacific
Market Leadership
LARGEST Real Estate Company In South-East Asia
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner/ Manager In Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Geographical Footprint
More Than 113 Cities in Over 20 Countries
Unique Winning Competencies
Complete Real Estate Value Chain
Asian Growth
Rapid Urbanisation
Consumption Growth
Evolving Capital Markets
Investment Inflow

82 - 4507

Complete Real Estate Value Chain

Capital efficient business model for sustainable growth


Investor
Developer
Manager
Operator
Financial Advisor
Fund Manager
Total Shareholder Returns S$19.0 billion*

*Since inception in November 2000 – end 2007

Our Business Model



CapitaLand

CapitaLand Presentation *July 2008*


CapitaLand
Real Estate
Hospitality
Financial Svcs
Residential
Retail
Commercial
ILEC
Serviced Residences
Financial
100%
100%
100%
100%
100%**
100%
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC *
THE ASCOTT GROUP
CapitaLand Financial
54.2%
29.4%
30.5%
18.7%
27.9%
AUSTRALAND
CapitaMall Trust
CapitaCommercial Trust
ASCOTT RESIDENCE TRUST
REIT & Fund Management
20.4%
19.9%
30.0%
CapitaRetail China Trust
QuillCapita Trust

CapitaLand Group comprises 6 listed Companies with total Market Capitalisation of S$22.8billion (1 Jul 08)

● *Other Listed Entities*   * *Integrated, Leisure, Entertainment & Conventions*

** *CL completed compulsory acquisition of The Ascott Group on 28 April 2008*

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	Multi-Local	Management Centres in Key Countries
RE Development	Multi-Sector Businesses	Significant Expansion through Platforms
RE Investment	Diversified Income Streams	Strategic Partnerships
RE Financial Products/Solutions	Trading vs Investment Assets	Acquisitions

Plugging Into Growth Trends


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

The Value Chain & Value Creation


Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Liquidity
Market
LOWER VALUE ADDED
HIGHER VALUE ADDED
REAL ESTATE ASSET VALUE

Capital Management - Structural Clarity


REITS
CAPITALAND
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG
Private Funds
CMT
CCT
CRCT
ART
QCT
Private Equity Funds
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15

Risk Management within the Group



CL Board
Audit Committee
Risk Committee
President & CEO
Council of CEOs
CFO
Independent reporting line
Internal Audit
Risk Assessment Group (RAG)
CapitaLand Residential
CapitaLand Commercial
CapitaLand Retail
CapitaLand Financial
CapitaLand ILEC
THE ASCOTT

Target Return = WACC + Risk Premiums


Matrix of over 70 target returns across all property sectors and countries
Other Project Specific Risks
Legal & Regulatory Risk
Operational Risk
Physical Real Estate Risk
Liquidity Risk
Risks included in Weighted Average Cost of Capital (WACC)
Risk Premiums
WACC

CapitaLand

Financials



CapitaLand

CapitaLand Presentation *July 2008*

1Q 2008 – Healthy Earnings

- **PATMI of S$247.5 million vs 1Q 07's S$608.1 million**
  - 1Q07 included an unusually large fair value gain of S$427m arising from 8 Shenton Way (formerly known as Temasek Tower)
- **Better operating performance from residential, retail, financial & serviced residence SBUs**
- **Overseas EBIT up 33%**
  - China and Australia were key contributors
- **Financial Services continues to expand**
  - AUM reached S$19.1 billion, up S$1.4 billion from December 2007
- **Proactive capital management**
  - Successfully raised S$1.3 billion from 10-yr Convertible Bonds
  - Strong financial footing: Net D/E ratio 0.59; Average Maturity > 4 years

1Q 2008 Results

(S$ million)	1Q 2007	1Q 2008	Change
Revenue	637.0	631.3	↓ 0.9%
EBIT	819.5 *	398.8	↓ 51.3%
PATMI	608.1 *	247.5	↓ 59.3%
EPS (cents)	21.8	8.8	↓ 59.6%
NTA (S$)	2.85	3.43	↑ 20.4%

* EBIT and PATMI in 1Q2007 included fair value gains of S$472.9m and S$426.8m respectively, arising from the divestment of 8 Shenton Way (formerly known as Temasek Tower).

Revenue Under Management


S$B
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
$0.6B
$1.4B
$0.6B
-1%
$1.5B
6%
1Q 07
1Q 08
Statutory Revenue
Revenue Under Mgt

Notes:

Revenue Under Management : revenue of all properties managed by the Group

1Q 2008 - Assets by SBUs & Geography

SBU
S$27.8 billion


Others
$4.3B, 15%
Residential
$11.5B, 41%
Financial
Services
$0.3B, 1%
Serviced
Residence
$3.2B, 12%
Retail
$4.7B, 17%
Commercial
$3.8B, 14%

Geography
S$24.1 billion *


Asia/GCC***
$1.8B, 7%
Europe
$1.3B, 5%
China**
$6.9B, 29%
Australia
& NZ
$5.2B, 22%
Singapore
$8.9B, 37%

** Excluding cash held at Singapore Treasury ** Greater China including Macau & Hong Kong ***Excludes Singapore & China*

	1Q 2007		1Q 2008	
	S'pore	Overseas	S'pore	Overseas
ASSETS*	41%	59%	37%	63%
EBIT	83%	17%	55%	45%

EBIT by SBUs

1Q 2008 $398.8m vs 1Q 2007 $819.5m


$M
750
650
550
450
350
250
150
50
(50)
136
152
546
139
24
58
29
39
12
18
73
-7
Residential
Commercial
Retail
Serviced Residence
Fin. Services
Others
1Q 2007
1Q 2008

Contributions

SBU	1Q 2007	1Q 2008
Residential	16.5%	38.0%
Commercial	66.7%	34.8%
Retail	2.9%	14.6%
Serviced Residence	3.6%	9.9%
Financial Services	1.5%	4.6%
Others	8.8%	(1.9%)
Total	100.0%	100.0%

EBIT by Geography


$M
1Q 2008 $398.8m vs 1Q 2007 $819.5m
800
700
600
500
400
300
200
100
0
685
219
58
93
19
18
46
50
11
18
Singapore
China*
Asia/GCC**
Aust & NZ
Europe
1Q 2007
1Q 2008

Contributions

Region	1Q 2007	1Q 2008
Singapore	83.5%	55.0%
China*	7.1%	23.4%
Asia/GCC**	2.4%	4.5%
Aust & NZ	5.6%	12.5%
Europe	1.4%	4.6%
Total	100.0%	100.0%

* Greater China including Macau & Hong Kong

**Excludes Singapore and China

Capital Management

	1Q 2007	1Q 2008	Change
Equity (S$ billion)	9.91	11.76	Increased
Net Debt (S$ billion)	4.92	6.93	Increased
Net Debt / Equity	0.50	0.59	Increased
% Fixed Rate Debt	69%	69%	Unchanged
Avg Debt Maturity (Yr)	2.84	4.22	Increased

Access to Funding

Raised over S$5 billion YTD:
Financial Market's Confidence on CapitaLand Group

Some of the main financing deals since beginning 2008

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil

CapitaMall Trust	
Medium Term Notes	S$150 mil
Convertible Bond	S$650 mil

CapitaCommercial Trust	
Convertible Bond	S$370 mil
Medium Term Notes	S$150 mil

CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

Debt Coverage

	1Q 2007	1Q2008	Change
Finance Cost (S$ million)	91.1	131.9	↑ 44.8%
Interest Cover Ratio (ICR)	13.9	4.1	Decreased
Interest Service Ratio (ISR)	1.0	3.0	Improved

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Capital Management Strategy

Opportunities Emerging, prudent & selective process

- Maintain high liquidity and financial flexibility
  - — Two Convertible Bonds issues, totaling $2.3B over past year
- Extend debt maturity (average 4.2 years)
- Careful, selective on new investments
- Continue with capital recycling

Residential



CapitaLand

CapitaLand Presentation *July 2008*

Market Outlook – Singapore Residential

Healthy Fundamentals, Demand/Supply in Equilibrium

- Main demand drivers in 2008 - 2012:
  - Steady new household formation (≈ 11,000/year)
  - En-bloc sales displacement demand (≈ 2,000/year)
- Cautious market sentiment in 1H 2008. Sales volume is expected to moderate but prices are likely to hold up. Sentiment to improve by end-2008
- Singapore residential market are supported by real housing demand

CapitaLand

Residential - Singapore

Different Fundamental Drivers for 2 Periods



200
180
160
140
120
100
80
60
40
20
0
Price Index
CAGR: 25%
(1993 – 1996)
CAGR: 14%
(2005 – 2007)

Domestic Policy Changes

1. Liberalisation of CPF rules
2. Liberalisation of HDB sub-sale/foreign buyer policy
3. Mass & middle markets were drivers
4. Buyers from South East Asia

Remaking of Singapore into global city

1. Global City Effects
   - Asian gateway city
   - Influx of foreign buyers
   - IRs spinoffs
   - Increase population to 6.5m
2. En-bloc Displacement Demand
3. Luxury market as driver
4. Foreign buyers from new countries

Source: URA & CapitaLand Research

CapitaLand

Residential - Singapore

Improved Affordability

- Affordability Ratio Improved
  -- measures by mortgage repayment as a % of household income

	1995 – 1996	2006 – 2007
Av Household Affordability	46.2%	36.2%

- Income Growth Improved

	CAGR	
	(1993 – 1995)	(2006 – 2007)
Household Income Growth – Top 20% Income Group	6.4% p.a.	8.3% p.a.

Residential - Singapore

A Globalized/Cosmopolitan Singapore

	Past (1995/96)	Present (2007)
No. of foreigners	600,000	1 million
No. of professional expatriates	30,000	90,000
FDI Inflow	US$9bn	US$26bn
MNCs in Singapore	~3,000	~7,000
GDP (financial services)	S$15bn	S$28bn
International Air flights connection	3,100 wkly flights to 133 cities	4,000 wkly flights to over 180 cities
AT Kearney Foreign Policy Magazine Globalization Index	4th position (Year 2003)	1st position

Residential - Singapore

More Foreign Buyers Now


% of total buyers
Number of Foreign Buyers: 3,696
25.0%
Number of Foreign Buyers: 1,310
13.7%
30%
25%
20%
15%
10%
5%
0%
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary sales of private homes.

Residential - Singapore

Key Foreign Buyers – More Diversified (1996 vs 2007)


3,500
3,000
2,500
2,000
1,500
1,000
500
-
No. of foreign buyers
515
2,000
480
1,460
193
671
27
622
44
1,035
46
308
1,195
3,062
Indonesia
Malaysia
United Kingdom
China
India
USA
Others (>12 countries)
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary and secondary sales.

Other Nationalities not stated: Koreans, Australian, Canadian, French, Germans, Japanese, Dutch, Russians, Swiss, Irish, Italian, Norwegian

82 - 4507

Housing Market Drivers (By Segment)



Super- Luxury
GDP Growth
Global Liquidity
Branding
HNWIs
> S$3,000 psf
High-End Residential
GDP Growth
Foreign influx
Prime rental yield
Luxury price movement
Replacement home due to En-bloc sales
S$1,800 – 2,500 psf
GDP Growth
Foreign influx
Mortgage rate
Secondary housing market
Replacement home due to En-bloc sales
S$800 – 1,600 psf
GDP Growth
Mortgage rate
Government policy
Household formation
HDB resale market
CPF Housing scheme
< S$600 psf

Residential - Singapore

Our Pipeline

Target to launch 800-1,000 units

Target to launch	Location	Potential GFA
Latitude	River Valley	130
Silver Tower site	Orchard Road	70

Pipeline of ~5.5m sq ft GFA

Pipeline	Location	Potential GFA
Tong Watt	River Valley	279,405
Char Yong Gardens	Orchard Road	261,167
Farrer Court	Farrer Road	2,350,000
Gillman Heights	Gillman	1,760,000
Nassim Hill	Tanglin	171,536
Yio Chu Kang	Yio Chu Kang	208,000


Latitude


Development at Tong Watt


Development at Farrer Court site

CapitaLand

Residential - China

Positive Policies: Promote Market Stability

- Market experiencing some short term consolidation due to the tighter credit environment, foreign capital control, weakened market sentiment and earth quake (Sichuan)
- Market fundamentals remain strong: Real demand driven by **urbanisation, demographics, strong economic growth & rising income**
  - Housewhole formation requires 20 mil homes per annum
  - Urbanization requires 15 mil homes per annum
- Measures aim to ensure sustainable development of the China's property market
- Opportunities should emerge for well-capitalised companies with proven track record and bona fide operating platform

Residential - China

Pipeline of >35,000 units in high-growth regions

Target to launch about 2,000 units in 2008

Shanghai (Yangtze River Delta)	
Hangzhou site	>1,200
Ningbo site	>1,100
Beijing (Bohai Economic Rim)	
Beijing (2 sites)	>1,100
Guangzhou (Pearl River Delta)	
Guangzhou site	>3,000
Foshan 3 sites	>1,900
Chengdu (South Western China)	
Chengdu Zhixin JV	>25,000
Henan (Central China)	
Central China Real Estate (Zhengzhou)	>4 mil sqm

Presence in 25 cities


Beijing
Bohai Economic Rim
Central China
Yangtze River Delta
South Western China
Zhengzhou
Shanghai
Chengdu
Guangzhou
Pearl River Delta

CapitaLand

Residential - China

Gateway Cities + 2nd Tier Cities



Shanghai
(Yangtze River Delta)
GFA 0.85m
15%
Beijing
(Bohai Economic Rim)
GFA 0.66m
11%
Guangzhou
(Pearl River Delta)
GFA 0.66m
11%
Chengdu
(South West China)
GFA 1.88m
32%
Henan
(Central China)
GFA 1.82m
31%

* Effective stake in JV partners: CL Zhixin (50%), Central China Holdings (27.1%), Lai Fung Holdings (20%)

AUSTRALAND

- **2007's strong performance**
  - — Diversified platform delivering results
- **Drivers for sustainable growth**
  - — Leverage existing business platform
  - — Grow funds under management
  - — Expand into Asia
  - — Capital Risk Management
- **Outlook**
  - — Continued profitable contribution from Residential
  - — Growth in recurrent income from high quality investment properties
  - — Continued growth in Commercial & Industrial


Homebush Bay, Commercial


Rhodes Office Park, Commercial


Freshwater Place, Mixed Development

Residential - Vietnam

Positive Fundamentals

- **1st Residential Project in Ho Chi Minh City**
  - The Vista, 750 units project, successfully launched
- **Total pipeline of 4,200 homes in Ho Chi Minh City**
- **Remain positive on long term fundamentals**
  - Strategic partnership with Nam Thang Long Investment Joint-Stock Company
  - Conditional agreement signed to develop 1,400 apartments and commercial and retail space on a 6.7ha site in Dist 2



The Vista, Ho Chi Minh City



The Vista, Ho Chi Minh City

Retail



CapitaLand

CapitaLand Presentation *July 2008*

Retail Malls

Retail Footprint


China
India
Japan
Malaysia
Singapore
Ha'erbin
Huhehaote
Shenyang
Beijing
Tianjin
Dalian
Lanzhou
Anyang
Laiwu, Rizhao,
Weifang, Zibo, Tai'an,
X'an
Xinxiang
Zhengzhou
Yangzhou
Hokkaido
Tokyo
Osaka
Mianyang
Hefei
Kunshan
Chengdu
Deyang
Ma'anshan
Wuhu
Shanghai
Chongqing
Yibin
Wuhan
Yiyang
Nanchang
Zhuzhou
Changsha
Hengyang
Huizhou
Quanzhou
Zhaoqing
Guangzhou
Zhangzhou
Maoming
Foshan, Shenzhen, Jiangmen
Zhanjiang
Dongguan
Amritsar
Jalandhar
Khanna
Jaipur
Udaipur
Gwalior
Veranasi
Nagpur
Hyderabad
Mumbai
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Selangor

Portfolio of 114[1] retail malls measuring over 54 million square feet

Countries	No. of Malls
Singapore	17
China	73[1]
Japan	7
India	15
Malaysia	2
Total	114

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

Retail - Singapore



Retail Floor Space Per Capita
Sq ft
45
40
35
30
25
20
15
10
5
-
38.2
22.1
13.8
13.2
14.4
11.2
10.3
10.6
USA
Australia
United Kingdom
Hong Kong
South Korea
Japan
Singapore (2007)
Singapore (2012)

Source : Urbis February 2008

- Singapore remains "under-shopped" compared to regional (e.g. Hong Kong, Japan, and Australia) and major western markets
- Given this structural shortage, retail sector is expected to outperform other property sectors over the long-term

Retail - Singapore

Centre Of Gravity for Retail

ion
ORCHARD

- World's finest retail offering & flagship concept
- NLA of 660,000 sq ft
- 6 global superbrands to establish first duplex flagship stores in Singapore
  - Cartier, Christian Dior, Dolce & Gabbana, Giorgio Armani; Louis Vuitton and Prada



Cartier Christian Dior COUTURE DOLCE & GABBANA

GIORGIO ARMANI LOUIS VUITTON PRADA

CapitaLand Presentation *July 2008*

CapitaLand

Retail - Singapore

Expanding Retail Presence

- **Developing Retail and Entertainment Zone of integrated hub at Vista Xchange, one-north**
  - Total GFA ~24,000 sq m
  - Gross investment ~S$380m
  - Direct connectivity to Buona Vista MRT; complement bustling Rochester and Holland Village enclaves
  - Civic & Cultural Zone of integrated hub with 5,000-seat, world-class theatre
  - Target completion 2011





Retail - Singapore

Acquisition by CMT

- **The Atrium@Orchard**
  - Grade A Office towers sited adjacent to Plaza Singapura* and above Dhoby Ghaut MRT
  - NLA of 373,446 sqft
  - Total consideration S$839.8m
- **Value Creation**
  - Potential rental growth from rental rates reversion
  - Integration with Plaza Singapura*
- **On track to achieve S$9b in asset size**
  - CMT's deposited property, S$6.9b following the acquisition




Plaza Singapura
The Atrium@Orchard
Orchard Road
MRT

*owned and managed by CMT

Retail - China

Leading retail player with 73 malls worth S$8.0 billion, measuring 3.5 million sq m in Gross Rentable Area in 44 cities across China

Status	Asset Value (S$)	Funds Exposure (S$)	Gross Rentable Area (sq m)	Total No. of Malls
Approval Obtained from Chinese Authorities	4.1billion	3.4 billion	2.5 million	45
Pending Approval from Chinese Authorities	3.9 billion	2.5 billion	1.0 million	10
Total Committed	8.0 billion	5.9 billion	3.5 million	55
Under MOUs	-	-	-	18
Total	**8.0 billion**	**5.9 billion**	**3.5 million**	**73**

Retail malls anchored by Walmart constitute only about 20% of Funds' Exposure by Asset Value

Number of operational malls : 24
Target opening in 2008 : 14
Target opening in 2009 : 10

CapitaLand

Retail - China

Successful Divestment of Xizhimen Mall to CRCT

- Total consideration of S$341.0m
- An iconic 73,857sqm integrated mixed-use development in Beijing
- Located at Xizhimen transportation hub with 2.7 mil commuters a week
- CRCT's total assets of S$1.1b on track to reach S$3.0b by 2009





Retail – India Expansion


Amritsar
Popl: 1.5 m
Jalandhar
Popl: 2.0 m
Khanna
Popl: 1.5 m*
Jaipur
Popl: 3.3 m
Udaipur
Popl: 0.6 m
Nagpur
Popl: 2.4 m
Mangalore
Popl: 0.4 m
Mysore
Popl: 0.8 m
Cochin
Popl: 0.6 m
Gwalior
Popl: 0.7 m
Varanasi
Popl: 3.1 m
Hyderabad
Popl: 6.1 m
Chennai
Popl: 7.5 m
Forum Value Mall, Bangalore
Popl: 5.3 m
Graphite India, Bangalore
Popl: 5.3 m

2 New JVs: Prestige & Advance India Projects Ltd

Asset Value: S$2.12 billion

JV partners	Super Built Area (sqft)	Malls
Prestige Projects	5,272,000	7
AIPL Projects	5,857,000	8
Total	**11,129,000**	**15**

Legend
- Cities
- Regions
- Country outline
- Region names
- AIPL Projects
- Prestige Projects

CapitaLand

* Including the population of nearby Ludhiana

Retail - Malaysia

Seed assets for proposed pure play Malaysian REIT

- Gurney Plaza, Penang
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sqft
- MINES Shopping Fair, Selangor
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sqft
- Sungei Wang, Kuala Lumpur
  - Total consideration of RM595m (S$250m)
  - 61.9% stake of 510,418m sqft


Gurney Plaza, Penang


Mines Shopping Fair, Kuala Lumpur


Sungei Wang, Kuala Lumpur

Commercial



CapitaLand

CapitaLand Presentation *July 2008*

Commercial – Singapore

Supply Remains Tight till 2010

- **Remaking of Singapore into global city:**
  - Growing importance as regional financial centre
  - Convenient air connection to other parts of Asia
  - Quality of living enhanced by vibrant arts and entertainment
- **Demand remains strong:**
  - Intense competition for vacant office space in the CBD
  - High pre-commitment interests in future projects
  - Under investment in office space for the past 10-years
  - Differentiated supply policy (low cost rental for back office)
- **Continued rental growth in 2008 / 2009**
  - Overall costs still competitive vis-à-vis other major Asian cities
  - ▲10% - 15% compared to doubling of rental in 2007

Commercial - Singapore

Competitive As A Global Business Destination

Global Ranking

Country	2007-2008 Ranking
United States	1
Switzerland	2
Denmark	3
Sweden	4
Germany	5
Finland	6
Singapore	7
Japan	8
United Kingdom	9
Netherlands	10
Korea	11
Hong Kong	12
Canada	13
Taiwan	14
Austria	15

Asia Country Ranking

Country	2007-2008 Ranking
Singapore	7
Japan	8
Korea	11
Hong Kong	12
Taiwan	14
Australia	19
Malaysia	21
New Zealand	24
Thailand	28
China	34
India	48
Indonesia	54
Vietnam	68
Philippines	71

Source: World Economic Forum "Global Competitiveness Report 2007-08" & CapitaLand Research

CapitaLand

Commercial - Singapore

Healthy Office Absorption Expected

Singapore private office space (Central Area) – demand and supply


Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) ~ 2 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.9 mil sq ft
Projected annual demand = 1.62 mil sqft
Ave annual supply = 1.8 mil sq ft
Ave annual demand = 1.6 mil sq ft
0.7
0.9
2.7
4.1
1.1
supply forecast & projected take-up
Office Space (mil sq ft)
5.0
3.0
1.0
-1.0
-3.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (May 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

Commercial - Singapore

Firm lease commitment for MBFC 3-Yrs prior to completion

Key Financial Institutions in Marina Bay Financial Centre

Company	Net Lettable Area (sqft)	Phase	Comments
Standard Chartered	508,298	1	85% or 24 floors in Tower 1
Natixis	65,000	1	3 floors in Tower 1
Wellington Inv Mgt	21,000	1	1 floor in Tower 1
Amex	50,000	1	2 floors in Tower 2
Barclays	100,000	1	4 floors in Tower 2
Pictet	25,000	1	Occupy Tower 2
Icap	35,000	1	Occupy Tower 2
Others	142,498	1	-
Phase 1	946,796 (57% of MBFC Phase 1 NLA committed)		
DBS	700,000	2	22 floors in Tower 3
Phase 2	700,000 (56% of MBFC Phase 2 NLA committed)		
Total commitment for MBFC:	**1,646,796 sqft NLA**		

Sources: MBFC; BNP Paribas estimates and DTZ report in CCT's Unitholder Circular dated 9 June 2008

CapitaLand

82 - 4507

Commercial - Singapore

Office Rents to Remain Stable through 2010



Historical Rents
Projected Rents
(S$ per sq ft per month)
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
7.50
7.71
6.30
6.43
5.00
5.35
4.00
4.55
4.40
4.62
5.20
5.70
7.81
8.73
15.00
17.15
17.00
19.00
17.50
20.00
15.50
19.00
2000
2001
2002
2003
2004
2005
2006
2007
2008E
2009E
2010E
Prime
Grade A

CBRE Research, May 2008



Forecast of Prime Raffles Place Rents
Source: DTZ Consulting & Research, May 2008
(S$ per sq ft per month)
19.70
19.70
17.70
2008E
2009E
2010E

Source: Extracted from the independent property market review by CBRE and DTZ in the (CCT's) Unitholder Circular dated 9 June 2008

CapitaLand

Commercial - Singapore

Positive Rental Reversion

Lease expiry profile to capture rising market rental value


CCL Office Expiry Profile
(with CCT & Raffles City Tower)
30.5%
24.3%
26.8%
17.8%
2008
2009
2010
2011 & beyond

Commercial

Portfolio Reconstitution
- achieved benchmark sales prices

Assets	Price	Profit After Tax & Minority Interest Gain on Divestment
Divestments:		
AIG Tower (HK)	S$3,767 psf	S$248 mil
Hitachi Tower	S$2,900 psf	S$111 mil
Chevron House	S$2,780 psf	S$150 mil
8 Shenton (Temasek Tower)	S$1,550 psf	S$436 mil
Acquisition:		
1 George Street	S$2,700 psf	Successfully injected to CCT


8 Shenton Way, Singapore


1 George Street, Singapore


Chevron House, Singapore


AIG Tower, Hong Kong

Commercial

Redeployment: Developments

- **Wilkie Edge Development**
  - Sold to CCT
    - Price: S$262.0m or S$1,177 psf NLA
  - Mixed Development:
    - Office : 9,588 sq m
    - Retail : 3,396 sq m
    - Serviced apartments : 154 units*
- **Market Street Car Park****
  - Granted Outline Planning Permission ("OPP") for redevelopment into Grade A office tower
    - For future development
    - Estimated GFA 850,000 sq ft


Wilkie Edge, Singapore


Market Street Car Park, Singapore

*Sold to The Ascott Group
**owned by CCT

Commercial

Redeployment: Overseas

- **Raffles City Hangzhou site for RMB1.0b**
  - Grade-A office tower, retail mall, five-star hotel and residential units
    - Land cost RMB3,601 (S$715) psm ppr
    - GFA of 283,568 sqm
- **Shanghai site (Zhabei District) for RMB598.1m**
  - Offices and high-end hotel or serviced residences
    - Land cost RMB8,414 (S$1,671) psm ppr
    - GFA of 71,085 sqm
- **Prime site in Shinjuku, Tokyo**
  - Invested JPY32b (20% stake) in a commercial cum residential site with Mitsubishi Estate Co., Ltd and Heiwa Real Estate Co., Ltd

Hangzhou Site - Prime Location


Shanghai-
Hangzhou
Maglev Station
Airport
Qianjiang New Town
(Hangzhou new CBD)
SITE
West Lake

Commercial – India Expansion

Redeployment: Overseas

Acquired prime 30-acre site to build IT Park & Office Development

Trans Thana Creek Industrial area, Navi Mumbai

- Site area: ~121,450 sqm
- Purchase price: INR2.3b (S$79m)
- Development will comprise 2.5m sqft of built-up space
- ~1.25m sqft will be dedicated for IT companies
- Construction to commence in 1Q2009 and complete in phases over 5 years


Navi Mumbai
Thane
Subject Property
Navi Mumbai
Mumbai
MTHL
PANVEL
Raigad

Raffles City Brand



CapitaLand

CapitaLand Presentation *July 2008*

Raffles City

Building a Global Brand

- **4 more RAFFLES CITY under development to add to existing ones in Singapore and Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City HANGZHOU
  - Raffles City BAHRAIN

RafflesCity



Raffles City Beijing



Raffles City Chengdu



Raffles City Shanghai

ILEC



CapitaLand

CapitaLand Presentation *July 2008*

ILEC – Capitala (Abu Dhabi)

- **JV (49/51) with Mubadala Development Company**
  - "Arzanah", maiden, flagship integrated mixed-use project unveiled
  - 1.4 m sqm site surrounding Zayed Stadium
  - Estimated 9,000 residential homes
  - Total project cost ~US$4 billion – US$5 billion
  - Phase 1A cost ~S$480 million





ILEC's Priority Markets & Focus




Asia: China / India / Vietnam
• Explore multi-sector footprint
• Key gateway cities
• Major tourist destinations
Oil- / Gas-Rich Countries: GCC and Russia
• High GDP per capita
• High propensity to spend
Gaming Jurisdictions:
• Opportunistic e.g. Macau SAR


Serviced Residences
CapitaLand

CapitaLand Presentation *July 2008*

THE ASCOTT GROUP
A Member of CapitaLand

Ascott

Successful Privatization of Ascott

- **Completed compulsory acquisition on 28 April 2008**
- **Delisted from SGX on 29 April 2008**
- **Rationale for Privatisation**
  - Strengthen Ascott's leadership position in the market
  - Replicate CapitaLand's successful business model
  - Maximise CapitaLand's competitive advantage
  - Increase cost savings



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Financial Services



CapitaLand

Financial Services

AUM up S$1.4b to S$19.1b since Dec 07
On Track to achieve AUM of S$25b in 3-5 yrs



30
25
20
15
10
5
0
S$Billion
3.1
6.0
8.5
14.3
17.7
19.1
2003
2004
2005
2006
2007
1Q2008
Private Funds
REITS

- AUM includes ART & Ascott China Fund, which are managed by CapitaLand's subsidiary, The Ascott Group and its subsidiaries.

Financial Services

- **CITIC CapitaLand Business Park Fund ("CCBPF")**
  - — CapitaLand and CITIC Trust established first RMB-denominated real estate private equity fund
  - — Raised RMB500m
  - — CapitaLand has a 50% sponsor stake
  - — Invest in CapitaLand's business park in Beijing, namely, IBM China Centre and seek other opportunities in China



Financial Services


5 REITS & 15 Private Equity Funds
GCC (1)
• Raffles City Bahrain Fund
Asia (3)
•ART
•IP Property Fund
•CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Singapore (2)
• CMT
• CCT
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
China (8)
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund
• CITIC CapitaLand Business Park Fund

Industrial & Logistics



CapitaLand

CapitaLand Presentation *July 2008*

Industrial & Logistics

**JV Partnership:
CapitaLand 51% & Australand 49%**

- Create an immediate development platform for expansion in Asia
- Targeting high growth markets: China, India, Vietnam, Thailand and Malaysia


CapitaLand
AUSTRALAND
JV: Pan Asian Development Platform in Industrial & Logistics Sectors
Design
Development
Construction
Tenant Marketing
Leasing
Property Management Services
Value Chain

CapitaLand

Industrial & Logistics

Pan-Asian Development Platform in Industrial and Logistics Sectors

- **Partner with Australand to capitalise on the industrial and logistics real estate 'white space' in Asia**

CapitaLand

- Competencies along the entire real estate value chain, strong property development capabilities
- Strong presence across Asia Pacific
- Extensive network of customers, tenants & partners
- Fund structure to hold industrial & logistics assets

AUSTRALAND

- One of the largest developer of warehouse and logistics space in Australia
- Track record and in-depth expertise in designing, developing and managing industrial and logistics properties
- Extensive tenant base from national and international corporations such as LG Electronics, DHL, Electrolux, Makita, BMW, Toyota and Coles.

Industrial & Logistics

Asia Logistics Market Outlook

Asia-Pacific Logistics Market Value


$ billion
% Growth
300
250
200
150
100
50
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$ billion
% Growth
2005
2006
2007
2008
2009
2010

Source: Datamonitor

- **Asia-Pacific is world's largest logistics market**
  - World's manufacturing hub
  - Growing consumer markets
  - Will account for 38% of global market revenues in 2010
- **State of logistics market in Asia**
  - Fragmented with no clear market leader
  - Relative shortage of good quality facilities

82 - 4507

Growth Strategy



CapitaLand

CapitaLand Presentation *July 2008*

Growth Strategy

- **Residential**
  - Expand overseas operations (eg. China & Vietnam)
  - Roll out of pre-committed projects in Singapore
- **Commercial**
  - Overseas push
- **Retail**
  - Rollout the pipeline in China & grow CRCT's portfolio
- **ILEC**
  - Continue to seek out potential projects
- **Serviced Residences**
  - Synergize operations with the Group and expand footprint
- **Financial Services**
  - Create more private equity funds and REITs
  - Continue to recycle capital
- **Industrial & Logistics opportunities**
  - Seek out opportunities in China

Capital Allocation Trend by Geography


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6%
7%
7%
12%
Europe
7%
6%
5%
4%
9%
11%
16%
19%
21%
21%
19%
19%
Australia & New Zealand
Singapore
Other Asia*
6%
7%
7%
9%
18%
China
23%
25%
25%
2001
2002
2003
2004
2005
2006
2007
1Q2008

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

82 - 4507

Corporate Initiatives



CapitaLand

Green Initiatives 2007

Green Awards

Awarded a total of 17 Green Awards in 2007

Environmental Management System

Achieved ISO 14000 certification for CapitaLand Group in Singapore and CapitaLand China



Green Building Guidelines (GBG)

Formulated and Implemented the GBG across business units in Singapore

Environmental Tracking System (ETS)

Formulated an ETS enabling online tracking of Green Building Indicators of CapitaLand's properties from 2008



Green Awareness for Staff

Specialised training sessions conducted for relevant staff on designing and operating green buildings

Corporate Philanthropy
- Helping needy children in schools

CapitaLand FOUNDATION

- Donated >S$1.6m to over 30 children's charities in S'pore and overseas
- Launched CapitaLand Kids Programme to provide direct financial support to 700 needy children in Singapore, Thailand and Vietnam
- Volunteer Expeditions to Yunnan and Vietnam



- **China**. Two more Hope Schools in Sichuan. Launch of "Building for Tomorrow" book on voluntary experience at CapitaLand Huangmaoling Hope School, Yunnan .
- **Thailand**. Three school farms in Nang Rong to provide food for poor students; two school dormitories in Wieng Kaen
- **Vietnam**. School facilities in Rach Gia and Danang





82 - 4507

Thank You



CapitaLand Presentation *July 2008*

82 - 4507

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF DIVESTMENT OF 1 GEORGE STREET

Further to its announcements made on 27 March 2008 and 2 July 2008, CapitaLand Limited wishes to announce that its indirect wholly-owned subsidiary, George Street Pte Ltd, has today completed the divestment of 1 George Street to HSBC Institutional Trust Services (Singapore) Limited (acting in its capacity as trustee of CapitaCommercial Trust).

By Order of the Board

Low Sai Choy
Company Secretary
11 July 2008

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Jul-2008 17:58:19
Announcement No.	00112

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Completion of acquisition of 1 George Street Singapore and use of proceeds of convertible bonds"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.Completion.GS.11Jul08.pdf Total size = **28K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

COMPLETION OF ACQUISITION OF 1 GEORGE STREET SINGAPORE AND USE OF PROCEEDS OF CONVERTIBLE BONDS

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), is pleased to announce that further to its announcement dated 2 July 2008 on the entry into the sale and purchase agreement for the acquisition of 1 George Street, Singapore (the "**Acquisition**"), the Acquisition has been completed today ("**Completion Date**"). In connection with the Acquisition, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), has simultaneously entered into the deed of yield protection with CapitaLand Commercial Limited ("**CCL**"). Pursuant to the deed of yield protection, CCL shall provide yield protection to CCT to ensure a minimum net property income per annum for 1 George Street, Singapore of S$49,512,500, which is equal to 4.25% per annum of the purchase consideration for a period of five years commencing from (and including) the Completion Date and ending on the day immediately preceding the fifth anniversary of the Completion Date.

The total acquisition cost of 1 George Street, Singapore is estimated to be approximately S$1,180.2 million, comprising:

(i) the purchase consideration of S$1,165.0 million;

(ii) the acquisition fee payable to the Manager (the "**Acquisition Fee**") which amounts to S$11.7 million; and

(iii) the estimated professional and other fees and expenses incurred by CCT in connection with the Acquisition which amounts to S$3.5 million.

As the Acquisition will constitute an "interested party transaction" in the Property Funds Guidelines in Appendix 2 of the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, the Acquisition Fee will be made in the form of units in CCT ("**Units**"), which shall not be sold within one year from the date of issuance.

The Manager also wishes to announce that the Acquisition is funded by:

(i) the net proceeds of S$362.6 million from the issue in May 2008 by CCT, acting through the Trustee, of S$370.0 million 2% convertible bonds due 2013 (the "**CB Issue**");

(ii) the net proceeds from the issue in March 2008 by CCT MTN Pte Ltd, a wholly-owned subsidiary of CCT, of S$150.0 million two-year 3.05% fixed rate notes;

(iii) the drawing down of S$650 million from the committed two-year secured term loan where the interest spread is fixed for the term. The all-in interest rate is fixed at an average rate of

2.86% for the first 6 months from 11 July 2008 to 12 January 2009, which is substantially lower than the assumed interest rate of 4.8% per annum that was reflected in the forecast in the circular to the unitholders of CCT dated 9 June 2008; and

(iv) surplus cash in hand.

With this Acquisition, CCT's interest cost for 2008 is about 95% fixed.

Pursuant to one of the conditions imposed by SGX-ST's in-principle approval granted for the listing and quotation of the Convertible Bonds, the Manager wishes to announce that the net proceeds of the Convertible Bonds due 2013 have been fully disbursed towards the payment of the Acquisition.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
11 July 2008

IMPORTANT NOTICE

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CCT ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

82 - 4507

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF RAFFLES CITY CHINA FUND LIMITED
- A PRIVATE EQUITY FUND FOR INTEGRATED DEVELOPMENTS IN CHINA

CapitaLand Limited ("CapitaLand") wishes to announce that it has established its first integrated development private equity fund in China, Raffles City China Fund Limited (the "Fund") with a committed capital of US$1.0 billion (approximately S$1.4 billion).

CapitaLand's indirect wholly-owned subsidiary, CapitaLand China (RCCF) Holdings Limited ("CCRHL") has entered into a subscription agreement with the Fund to subscribe for US$500 million (approximately S$700 million) of redeemable preference shares ("RPS") in the Fund under a private placement.

The Fund is a closed end fund and an exempted company with limited liability incorporated in the Cayman Islands providing institutional and sophisticated investors with an opportunity to invest in prime mixed-use commercial properties in the key gateway cities of the People's Republic of China. The Fund is managed by RCCF Management Pte. Ltd. ("RCCFM"), an indirect wholly-owned subsidiary of CapitaLand.

The Fund's current committed capital of US$1.0 billion (approximately S$1.4 billion) is from CCRHL and other investors through agreements to subscribe for RPS in the Fund. The committed capital will be drawn down progressively when funds are required for acquisition and development of the seed assets and new projects as well as for other fund-related expenses.

Based on CCRHL's current capital commitment to the Fund, upon allotment and issue by the Fund of the RPS, CapitaLand will indirectly hold a 50% interest in the Fund which will then cease to be a subsidiary of CapitaLand and become an associated company of CapitaLand.

The Fund has the option of a final closing by the end of December 2008 which could potentially increase the fund size to US$1.3 billion (approximately S$1.8 billion). CapitaLand may reduce its stake in the Fund to 45% if there is strong investor demand.

CapitaLand through RCCFM currently holds and will continue to hold one ordinary share of US$1 (approximately S$1.4) in the Fund. The one ordinary share does not carry any right to any share of the profits of the Fund, any proceeds of realisation of the assets of the Fund or any distribution *in specie* of the Fund's assets on liquidation of the Fund. CapitaLand will not have a majority representation on the board of the Fund.

CCRHL's subscription for the RPS is not expected to have any material impact on the net tangible assets per share and the earnings per share of CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
16 July 2008

CapitaLand

For Immediate Release
16 July 2008

NEWS RELEASE

CapitaLand sets up first integrated development private equity fund in China

Raffles City China Fund closes at US$1 billion, its largest todate

Fund to invest in Raffles City developments in China

Singapore, 16 July 2008 – CapitaLand is pleased to announce the establishment of its first integrated development private equity fund in China, namely, the Raffles City China Fund ("RCCF"). The fund was successfully closed at US$1 billion (about S$1.4 billion), making it todate the largest fund originated and managed by CapitaLand. RCCF's principal investment objective is to invest in prime mixed-use commercial properties in key gateway cities in China. Its seed assets are CapitaLand's four Raffles City-branded integrated developments in China, namely, Raffles City Shanghai, Raffles City Beijing, Raffles City Chengdu and Raffles City Hangzhou.

CapitaLand has subscribed for a 50% sponsor stake in the RCCF while the remaining interests were taken up by leading financial institutions and pension funds from Asia, Europe and North America.

The fund intends to acquire CapitaLand's effective 55.9% stake in the completed Raffles City Shanghai and 100% of the other three Raffles City projects under development in Beijing, Chengdu and Hangzhou. Currently, the assets are valued at a total of about US$2 billion (about S$2.7 billion) comprising CapitaLand's stake in Raffles City Shanghai and the three Raffles City projects on a completed basis. With the successful acquisition of these four assets, the funds raised will be substantially invested.

The RCCF has the option of a final closing by end December 2008, which could potentially increase the fund size to US$1.3 billion (about S$1.8 billion). In the event that there is strong investor demand for the option, CapitaLand may reduce its stake in the fund to 45%. The

increase in fund size will enable CapitaLand to seek new and attractive Raffles City-branded investment opportunities in other key gateway cities of China.

Raffles City Shanghai, CapitaLand's first landmark Raffles City development in China, was completed in 2003. The Grade A office building houses leading international and Chinese firms while the mall is a popular shopping destination with leading Singapore, Asian and international retail brands. Raffles City Shanghai is a showcase of CapitaLand's asset and property management skillsets and a successful replication of its Raffles City concept overseas. The brand concept comprises an integration of retail, residential, office or hospitality components. The remaining three Raffles City developments are under various stages of development and will be completed between 2009 and 2012.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "The Raffles City China Fund realises the value and potential of our signature Raffles City developments, a brand originated in Singapore in 1986. We have nurtured and exported the brand to gateway cities in China and the GCC region. The strong investor response to the fund is an endorsement of our expertise and delivery track record in the entire real estate value chain, from development to property management and financial services, across different property types. The successful close of the fund is a boost for our expansion plans for Raffles City to achieve the eventual goal of 10 such iconic developments globally."

Mr Lim Ming Yan, CEO of CapitaLand China Holdings Group and CapitaLand Financial Limited (China Development), said, "Raffles City projects are large scale integrated developments which add to the economic growth of cities where they are located. We are pleased to be able to contribute our experience in developing and managing across the various property types to create vibrant hubs for people in the city. As China's urbanisation gathers pace and its middle class grows in tandem with the improving economy, demand for integrated developments will rise. We will continue to develop unique real estate products to cater to an increasingly sophisticated consumer market and establish new real estate funds for investors who share our confidence in China's growth."

The RCCF is CapitaLand's eighth real estate private equity fund in China following the establishment of its first RMB-denominated real estate private equity fund in June 2008 together with CITIC Trust, namely the CITIC CapitaLand Business Park Fund. Currently, CapitaLand has

total assets under management ("AUM") of over S$19 billion from its five REITs and 15 private funds. This excludes RCCF which is in the process of acquiring its seed assets following the close of the fund.

Besides originating and investing in the RCCF, CapitaLand will undertake the role of fund manager through its indirect wholly-owned subsidiary, RCCF Management Pte Ltd, and manage the properties owned by the fund.

Raffles City Shanghai

Raffles City Shanghai comprises a 45-storey Grade A office tower (GFA: 91,622 square metres) and a seven-storey retail podium (GFA: 42,194 square metres). When the retail podium opened its doors on 1 November 2003, it was almost fully tenanted when it brought well-known brands from Singapore and other parts of Southeast Asia to the Shanghai consumers, in addition to the popular local brands. The office tower is home to many well-known global companies like Google Information Technology, Asia Pacific Lines and Agilent Technologies.

Located in the heart of the city and within the core area of People's Square, which is a prime business and administrative area, Raffles City Shanghai is also adjacent to the Shanghai Municipal Government Office, Shanghai Museum, Shanghai Grand Theatre and Shanghai City Urban Planning Centre. It enjoys direct access to the Metro interchange station for Shanghai Metro lines L1, L2 and M8. In addition, it is two subway stations away from the Pudong financial district. Raffles City Shanghai is also well connected to the city road network and the Yan'an Overhead Expressway.

Raffles City Shanghai is designed by the P&T Group, formerly known as Palmer and Turner Hong Kong, one of the largest international architectural engineering practices in South East Asia.

Raffles City Beijing

Raffles City Beijing will comprise a Grade A office tower (GFA: approximately 39,128 square metres), a retail mall (GFA: approximately 29,831 square metres) and serviced residences. It is slated for completion in 2009.

Raffles City Beijing is located near the Forbidden City and within the inner East Second Ring Road, in an area in Dongzhimen that has been zoned to be Beijing's largest transportation hub. The area boasts a rich heritage and is also slated for the headquarters of many state-owned enterprises. The transportation hub at Dongzhimen, scheduled for completion before Beijing Olympics this year, will be the interchange station for buses and Metro Line 2 and Line 13. The hub will also be linked to the light railway that connects to the Beijing International Airport. Raffles City Beijing will have direct access to the interchange station via its basement. With the upcoming transportation hub and other prime office developments, the Dongzhimen area has the potential of becoming the next CBD in Beijing.

The development is designed by internationally acclaimed architect, Stephen Pimbley, from Alsop Architects.

Raffles City Chengdu

Raffles City Chengdu will comprise two Grade A office towers (GFA: approximately 72,672 square metres), a retail podium (GFA: approximately 38,180 square metres), a five-star hotel and serviced residences. It is targeted for completion in 2011.

Raffles City Chengdu is situated adjacent to the First Ring Road and South Renmin Road, along the established shopping belt within the business district, in the vicinity of several foreign consulates, high end residential developments and entertainment clusters. An underpass will link Raffles City Chengdu to the Chengdu Sports Stadium station, which is the interchange station for the proposed Metro Line 1 and Line 3. The Chengdu Shuanliu International Airport is a convenient 30-minute drive away.

The development is designed by internationally renowned architect, Steven Holl.

Raffles City Hangzhou

Raffles City Hangzhou will offer a Grade A office tower (GFA: approximately 90,568 square metres), a retail podium (GFA: approximately 100,000 square metres), a five-star hotel and serviced residences. It is slated to be completed in 2012.

Raffles City Hangzhou is located within the central development area of Qianjiang New City, which is the planned new CBD in Hangzhou city. It is also sited next to the future Civic Centre,

where Hangzhou's Municipal Government, Hangzhou Grand Theatre and a convention centre will be located. The development will meet the growing demand for quality office space in Hangzhou, particularly from multinational companies and financial institutions seeking to expand their operations in China.

Raffles City Hangzhou is connected to the future Metro Line M1 via an underground passageway to the future City Hall Metro Station, which will be the main station in the new CBD. Linked by Metro Line M1, it will be two stations away from Line M2 which connects to other parts of Hangzhou.

The development is designed by UNStudio, an international architectural practice based in Amsterdam.

About Raffles City integrated developments

CapitaLand's 'Raffles City'-branded integrated developments are designed to be urban icons within business or cultural districts in global gateway cities. The 'Raffles' name is synonymous to Singapore and the descriptor 'City' connotes the central location and integrated nature of these developments. Each of the Raffles City developments varies in composition, but they are consistent in offering quality in both design and facilities. Designed by internationally acclaimed architects, the 'Raffles City' brand has garnered international recognition as a mark of excellence.

The first Raffles City was officially opened in Singapore in 1986. Currently, CapitaLand has four other Raffles City developments across China and one in Bahrain. Raffles City Bahrain is owned by the Shari'ah-compliant Raffles City Bahrain Fund. CapitaLand aims to grow the number of Raffles City developments to 10 or more, in gateway cities in Asia, the GCC region and Russia.

About CapitaLand Group (www.capitaland.com)

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on ,its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

CapitaLand currently has over S$19 billion of assets under management comprising 15 private equity funds and five listed Real Estate Investment Trust (REITs) todate with residential, retail, office, serviced residences and integrated properties spanning 11 countries in key cities in Asia, Europe and the GCC countries.

In China, CapitaLand had set up seven other private equity funds earlier, namely CapitaLand China Residential Fund, CapitaLand China Development Fund, CapitaRetail China Development Fund, CapitaRetail China Development Fund II, CapitaRetail China Incubator Fund, Ascott China Fund and CITIC CapitaLand Business Park Fund.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N)**
Date: **16 July 2008**

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email: harold.woo@capitaland.com

Media Contact

Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Jul-2008 18:54:53
Announcement No.	00102

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Quill Capita Trust ("QCT") - Proposed issue of, offer for subscription or purchase of, or invitation to subscribe for or purchase up to RM134.0 million in nominal value commercial papers/medium term notes under a CP/MTN programme by Boromir Capital Sdn. Bhd."
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.QCT.Annc.16Jul08.pdf Total size = **136K** (2048K size limit recommended)

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Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	16-Jul-2008 18:38:37
Announcement No.	00093

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	ANNOUNCEMENT BY QUILL CAPITA TRUST ("QCT") - PROPOSED ISSUE OF, OFFER FOR SUBSCRIPTION OR PURCHASE OF, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE UP TO RM134.0 MILLION IN NOMINAL VALUE COMMERCIAL PAPERS / MEDIUM TERM NOTES UNDER A CP/MTN PROGRAMME BY BOROMIR CAPITAL SDN. BHD.
Description	The announcement issued by Aseambankers Malaysia Berhad on behalf of Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
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BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by MB_ASEAMBANKERS2 on 16/07/2008 06:06:26 PM

Reference No CU-080716-63383

Submitting Investment Bank/Advisor (if applicable)	Aseambankers Malaysia Berhad
Submitting Secretarial Firm (if applicable)	
Company name *	QUILL CAPITA TRUST
Stock name *	QCAPITA
Stock code *	5123
Contact person *	Michael Oh-Lau
Designation *	Head, Debt Capital Markets

Type *	● Announcement ○ Reply to query
Subject :*	QUILL CAPITA TRUST ("QCT") PROPOSED ISSUE OF, OFFER FOR SUBSCRIPTION OR PURCHASE OF, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE UP TO RM134.0 MILLION IN NOMINAL VALUE COMMERCIAL PAPERS ("CPs") / MEDIUM TERM NOTES ("MTNs") UNDER A CP/MTN PROGRAMME ("CP/MTN PROGRAMME") BY BOROMIR CAPITAL SDN. BHD. ("BCSB" or "Issuer")(formerly known as Haruman Idaman Sdn. Bhd.)

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

1. Introduction

On behalf of BCSB, we are pleased to announce that BCSB had received Securities Commission's ("SC") approval vide SC's approval letter dated 11 July 2008 through its advisers in respect of the application to the SC made on 19 June 2008 for the CP/MTN Programme. Aseambankers Malaysia Berhad and HWANGDBS Investment Bank Berhad have been appointed as the Joint Lead Arrangers and Joint Principal Advisers for the CP/MTN Programme.

2. Tenure, Rating and Purpose of the CP/MTN Programme

BCSB, a wholly owned subsidiary of QCT, is a special purpose company incorporated for the purpose of raising financing on behalf of QCT through the issuance of the CPs/MTNs under the CP/MTN Programme.

The CP/MTN Programme shall entail the issuance of up to RM134.0 million in nominal value CPs/MTNs. (Details of the tranches are set out in Table 1 below).

The CP/MTN Programme has an expected tenure of five (5) years ("Expected Tenure") and a legal tenure of seven (7) years ("Legal Tenure") commencing from the date of first issuance under the

CP/MTN Programme.

The CPs will be issued at a discount to nominal value whilst the MTNs will be issued at a discount/par/premium to the nominal value as may be determined closer to the date of issuance.

The CP/MTN Programme will be issued via tender and/or private placement by way of invitation, without the issuance of a prospectus.

The proceeds raised from the issuance shall be utilized for the following purposes:-

(i) Advanced to QCT for the sole or a combination of the following purposes:-

(a) financing (including repayment of cash utilised by QCT to part finance) its investment activities (including capital expenditures and the related acquisition and financing expenses); and/or

(b) refinancing of existing/future borrowings undertaken for its investment activities (including capital expenditures and the related acquisition and financing expenses);

in accordance with the Deed of Trust constituting QCT and the Real Estate Investment Guidelines issued by SC; and

(ii) To refinance maturing CPs/MTNs on their respective maturity dates subsequent to the first issuance.

This announcement is dated 16 July 2008.

cc. Securities Commission (By Fax/Hand)
The Issue and Investment Division
No 3 Persiaran Bukit Kiara
Bukit Kiara, 50490 Kuala Lumpur.

Attn : Yang Berbahagia Datuk Kris Azman Abdullah
Fax No : 03 6201 5213

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1

Tranches	Nominal Value (Up to RM million)
Class A CPs/MTNs	109.0
Class B CPs/MTNs	8.0
Class C CPs/MTNs	9.0
Class D CPs/MTNs	8.0
TOTAL	**134.0**

Attachment(s):- (please attach the attachments here)

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Jul-2008 23:39:07
Announcement No.	00127

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Moody's Rating for CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
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Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	16-Jul-2008 23:30:25
Announcement No.	00126

>> Announcement Details
The details of the announcement start here ...

Announcement Title *

Moody's Rating for CapitaCommercial Trust

Description

CapitaCommercial Trust's Response:

CapitaCommercial Trust Management Limited, the Manager of CapitaCommercial Trust (CCT), has in place a proactive capital management strategy. This is demonstrated by its ability to secure 100% committed funding of S$1.2 billion to finance 1 George Street in March 2008, four months ahead of its targeted completion, in the midst of the current difficult credit environment. The 1 George Street transaction was successfully completed on 11 July 2008.

In relation to the S$656 million which is due for refinancing next year, the Manager has a number of refinancing options available to it and intends to finalise them well in advance of the existing debt maturity. The Manager is of the view that CCT's current gearing of 37% is a prudent level for the trust.

There is strong organic growth within the CCT's portfolio. Current occupancy is close to 100%. In addition, the full effect of the strong positive rent reversions from leases committed in 2007 and 2008 will progressively pronouncedly come through in the current and subsequent years and further strengthen CCT's financial position.

The higher income could be seen from the strong distribution per unit growth in CCT's forecast for 2008 and projection for 2009 as shown in the forecast and assumptions stated in the Untiholder's Circular dated 9 June 2008. CCT's forecast distribution per unit for 2008 is 10.61 cents, which is 22% higher than the DPU of 8.70 cents delivered in financial year 2007. For 2009, the projected DPU of 12.34 cents is 16.3% above the forecast DPU of 10.61 cents in 2008.

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Moodys.Press.Release.16July.2008.pdf
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Moody's Investors Service

Global Credit Research
Rating Action
16 JUL 2008

Rating Action: CapitaCommercial Trust

Moody's downgrades CapitaCommercial Trust ratings

Singapore, July 16, 2008 – Moody's has today downgraded CapitaCommerical Trust's (CCT) A3 corporate family and Baa1 senior unsecured ratings to Baa1 and Baa2 respectively following the trust's completion of its acquisition of One George Street for S$1.165 Billion. The outlook for the ratings is stable.

This completes the review for possible downgrade that commenced on 28 March 2008 when the acquisition was first announced.

"The downgrade reflects the entirely debt funded nature of the acquisition which has materially increased the leverage of CCT and to levels not consistent with its previous ratings," says Kathleen Lee, the lead analyst for CCT. "For example, interest coverage (EBITDA/Interest) is expected to fall to below 2.5 times compared to 3 to 3.5 times previously and Debt/EBITDA is expected to be at least 10 times at the end of 2009 compared to 8 times at the end of 2007," she continued.

At the same time Moody's notes that the acquisition further enhances CCT's leadership position in the office sector in Singapore with One George Street adding to its already quality property portfolio and further diversifying its overall tenant base and earnings.

"CCT has sizeable debt maturities in the next 9 months - representing about 27% of total debt -- and these remain unsupported by standby committed banking facilities." said Lee. However, the REIT has recently demonstrated solid access to the debt markets -- even in current conditions -- and Moody's expects CCT to put in place the required committed funding over the next 3-6 months.

The stable outlook reflects an expectation that interest coverage will stabilize at around 2.5 to 3 times by the end of 2009 and that Debt/EBITDA will reduce to around 9 times by the same point.

The rating is unlikely to be upgraded in the near term given the need to reduce leverage in line with the above.

On the other hand, downward rating pressure may evolve if CCT's EBITDA/Interest coverage falls below 2.5 times and Total Debt/EBITDA rises above 10x beyond the end of 2009. Evidence of the trust having difficulty raising the required financing for its funding shortfalls in 2008 or 2009 on suitable terms or at materially higher cost than anticipated would also be negative for the rating.

CapitaCommerical Trust is a Singapore-based real estate investment trust (REIT) which invests in commercial properties. As of 11 July 2008, CCT owned a portfolio of high-quality properties, mainly in the CBD of Singapore, with a valuation of approximately S$6.5 billion.

Singapore
Kathleen Lee
Vice President - Senior Analyst
Corporate Finance Group
Moody's Singapore Pte Ltd.
JOURNALISTS: (852) 2916-1150
SUBSCRIBERS: (65) 6398-8308

Sydney
Brian Cahill
Managing Director
Corporate Finance Group
Moody's Investors Service Pty Ltd
JOURNALISTS: (612) 9270-8102
SUBSCRIBERS: (612) 9270-8100

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Jul-2008 07:21:31
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "(1) 2008 second quarter unaudited financial statement and distribution announcement; (2) CMT achieves 13.2% higher second quarter 2008 distribution per unit; (3) Asset valuation; and (4) Notice of books closure and distribution payment date"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.
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CapitaMall Trust

RECEIVED
2008 AUG -4 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CAPITAMALL TRUST

2008 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

CAPITAMALL TRUST
2008 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

Summary of CMT Group Results

	FY 2006	FY 2007	1 April to 30 June 2008		
	Actual	Actual	Actual	Forecast [1]	% Change
Gross Revenue (S$'000)	331,728	431,860	125,632	119,822	4.8
Net Property Income (S$'000)	217,641	287,775	83,640	80,168	4.3
Amount Available for Distribution (S$'000)	169,403	211,190	57,617	57,460	0.3
Distributable Income (S$'000)	169,403	211,190	58,647[2]	57,556[2]	1.7
Distribution Per Unit ("DPU") (cents)					
For the period	11.69¢	13.34¢	3.52¢	3.46¢	1.7
Annualised	11.69¢[3]	13.34¢[3]	14.16¢	13.92¢	1.7

Footnotes:
1. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.*
2. *Actual for the period includes release of S$1.0 million of net capital distribution income (after interest expense of S$0.9 million) from CapitaRetail China Trust ("CRCT") retained in 1Q 2008.*
3. *Refers to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the forecast for the CMT malls as stated in the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008 and for RCS Trust as stated in the forecast shown in the joint announcement with CCT on 9 June 2008 respectively, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 April 2008 to 30 June 2008
Distribution type	i) Taxable Income ii) Capital
Distribution rate	i) Taxable income distribution of 3.46 cents per unit ii) Capital distribution of 0.06 cents per unit
Book closure date	25 July 2008
Payment date	27 August 2008

CAPITAMALL TRUST
2008 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited ("CRS"), an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), HSBC Institutional Trust Services (Singapore) Limited (as trustee of CapitaCommercial Trust ("CCT"), the Trustee, CapitaCommercial Trust Management Limited (as manager of CCT) and the Manager. RCS Trust is 40% owned by CMT and 60% owned by CCT.

On 2 November 2006, CMT invested in 20.0% in CapitaRetail China Trust ("CRCT"), a real estate investment trust ("REIT") listed on the SGX on 8 December 2006. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in the People's Republic of China. CMT's investment in CRCT is for 95.1 million units at the unit price of S$0.981 or S$93.3 million.

On a recurring basis, as the results of CRCT are not expected to be announced in sufficient time to be included in CMT Group's results for the same calender quarter, CMT Group will equity account the results of CRCT based on a 3 month lag time.

On 13 April 2007, CMT established up a wholly-owned subsidiary, CMT MTN Pte. Ltd. ("CMT MTN") to provide treasury services, including on-lending to CMT the proceeds from issuances of notes under an unsecured multicurrency medium term note programme.

On 1 June 2007, CMT acquired the balance 72.8% of the Class E Bonds of CRS which were not held by CMT then. CMT was the sole owner of the Class E Bonds and effectively owns 100.0% of the beneficial interest in the property portfolio of CRS which comprises three shopping malls in Singapore.

On 5 February 2008, to maintain its 20.0% interest in CRCT, CMT subscribed 27,605,000 units in CRCT at an aggregate value of S$37,543,000. With this investment, CMT holds an aggregate of 122,705,000 units in CRCT at total cost of S$130,836,000.

On 27 February 2008, the Class E Bonds were redeemed by CRS. In addition, S$213,000,000 Junior Bonds Due 2018 ("Junior Bonds") was issued by CRS and fully subscribed by CMT. CMT is the sole owner of the Junior Bonds and continues to effectively own 100.0% of the beneficial interest in the property portfolio of CRS.

On 22 May 2008, CMT entered into a sales and purchase agreement to acquire The Atrium@Orchard.

1(a)(i) Statement of total return (2Q 2008 vs 2Q 2007)

	Group			Trust		
	2Q 2008[1] S$'000	2Q 2007 S$'000	% Change	2Q 2008[2] S$'000	2Q 2007 S$'000	% Change
Gross rental income	116,345	95,888	21.3	83,787	76,285	9.8
Car park income	3,545	2,840	24.8	2,428	2,164	12.2
Other income	5,742	5,186	10.7	4,374	4,519	(3.2)
Gross revenue	**125,632**	**103,914**	20.9	**90,589**	**82,968**	**9.2**
Property management fees	(4,690)	(3,859)	21.5	(3,368)	(3,046)	10.6
Property tax	(12,786)	(10,538)	21.3	(8,985)	(8,761)	2.6
Other property operating expenses[3]	(24,516)	(22,444)	9.2	(18,134)	(18,944)	(4.3)
Property operating expenses	**(41,992)**	**(36,841)**	14.0	**(30,487)**	**(30,751)**	**(0.9)**
Net property income	**83,640**	**67,073**	24.7	**60,102**	**52,217**	**15.1**
Interest income	590	231	NM	5,240	2,411	NM
Investment income[4]	-	-	-	9,846	8,339	18.1
Asset management fees	(7,657)	(6,541)	17.1	(5,524)	(5,145)	7.4
Trust expenses	(1,460)	(838)	74.2	(1,226)	(701)	74.9
Finance costs	(22,158)	(16,199)	36.8	(15,408)	(11,714)	31.5
Net income before share of profit of associates	**52,955**	**43,726**	**21.1**	**53,030**	**45,407**	**16.8**
Share of profit of associates[5]	292	33,722	(99.1)	-	-	-
Net income	**53,247**	**77,448**	**(31.2)**	**53,030**	**45,407**	**16.8**
Net change in fair value of investment properties	281,298	290,344	(3.1)	226,073	232,653	(2.8)
Total return for the period before taxation	**334,545**	**367,792**	**(9.0)**	**279,103**	**278,060**	**0.4**
Taxation[6]	(368)	(91)	NM	-	-	-
Total return for the period	**334,177**	**367,701**	**(9.1)**	**279,103**	**278,060**	**0.4**

Distribution statement

Net income before share of profit of associate	**52,955**	**43,726**	**21.1**	**53,030**	**45,407**	**16.8**
Net effect of non-tax deductible items[7]	5,991	4,671	28.3	4,587	3,407	34.6
Interest income from associate[8]	-	824	NM	-	-	-
Net (profit) / loss from subsidiaries	(1,329)	(407)	NM	-	-	-
Amount available for distribution to unitholders	**57,617**	**48,814**	**18.0**	**57,617**	**48,814**	**18.0**
Distributable income to unitholders[9]	**58,647**	**48,814**	**20.1**	**58,647**	**48,814**	**20.1**

Footnotes :

1. *The Group's results for 2Q 2008 include consolidation of 100% interest in CRS (with effect from 1 June 2007), CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	2Q 2008 S$'000	2Q 2007 S$'000	% Change	2Q 2008 S$'000	2Q 2007 S$'000	% Change
Depreciation and amortization	*218*	*584*	*(62.7)*	*153*	*543*	*(71.8)*
Bad debts written off	*19*	*13*	*46.2*	*19*	*13*	*46.2*

4. *Investment income for 2Q 2008 and 2Q 2007 relates to distributable income from RCS Trust for 2Q 2008 and 2Q 2007 respectively.*

5. *Share of profit of associate for 2Q 2008 includes the equity accounting of CRCT's results on a 3 month lag basis. Share of profit for 2Q 2007 includes the equity accounting of CRCT's results on a 3 month lag basis and CRS's results for 1 April 2007 to 31 May 2007. With effect from 1 June 2007, CRS is a subsidiary of CMT.*

6. *This includes 100% share in CRS's and CMT MTN's income tax. For 2Q 2007, it relates to 100% share in CRS's income tax after 1 June 2007.*

7. *Included in the non-tax deductible items are the following:*

	Group			Trust		
	2Q 2008 S$'000	2Q 2007 S$'000	% *Change*	2Q 2008 S$'000	2Q 2007 S$'000	% *Change*
Non-tax deductible items						
- Asset management fees	*3,281*	*3,318*	*(1.1)*	*2,057*	*2,217*	*(7.2)*
- Trustee's fees	*202*	*206*	*(1.9)*	*168*	*175*	*(4.0)*
- Temporary differences and other adjustments	*2,508*	*1,147*	*NM*	*2,362*	*1,015*	*NM*
Net effect of non-tax deductible items	*5,991*	*4,671*	*28.3*	*4,587*	*3,407*	*34.6*

8. *For 2Q 2007, this relates to the income received from 1 Apr 2007 to 31 May 2007 when CRS was still an associate.*

9. *Distributable income for 2Q 2008 includes release of S$1.0 million of net capital distribution income (after interest expense of S$0.9 million) from CRCT retained in 1Q 2008.*

NM – not meaningful

1(a)(ii) Statement of total return (1H 2008 vs 1H 2007)

	Group			Trust		
	1H 2008[1] S$'000	1H 2007 S$'000	% Change	1H 2008 [2] S$'000	1H 2007 S$'000	% Change
Gross rental income	228,748	186,318	22.8	165,080	151,382	9.0
Car park income	6,952	5,344	30.1	4,780	4,300	11.2
Other income	10,995	9,696	13.4	8,478	8,795	(3.6)
Gross revenue	**246,695**	**201,358**	**22.5**	**178,338**	**164,477**	**8.4**
Property management fees	(9,288)	(7,566)	22.8	(6,730)	(6,129)	9.8
Property tax	(23,236)	(18,914)	22.9	(16,117)	(15,761)	2.3
Other property operating expenses [3]	(45,864)	(41,246)	11.2	(33,235)	(35,406)	(6.1)
Property operating expenses	**(78,388)**	**(67,726)**	**15.7**	**(56,082)**	**(57,296)**	**(2.1)**
Net property income	**168,307**	**133,632**	**25.9**	**122,256**	**107,181**	**14.1**
Interest income	775	515	50.5	9,993	3,806	NM
Investment income [4]	-	-	-	23,730	16,435	44.4
Asset management fees	(14,609)	(12,052)	21.2	(10,555)	(9,616)	9.8
Trust expenses	(2,458)	(1,341)	83.3	(2,019)	(1,083)	86.4
Finance costs	(41,887)	(32,374)	29.4	(27,428)	(24,221)	13.2
Net income before share of profit of associates	**110,128**	**88,380**	**24.6**	**115,977**	**92,502**	**25.4**
Share of profit of associates [5]	1,612	34,981	(95.4)	-	-	-
Net income	**111,740**	**123,361**	**(9.4)**	**115,977**	**92,502**	**25.4**
Net change in fair value of investment properties	281,298	290,344	(3.1)	226,073	232,653	(2.8)
Total return for the period before taxation	**393,038**	**413,705**	**(5.0)**	**342,050**	**325,155**	5.2
Taxation [6]	(366)	(91)	NM	-	-	-
Total return for the period	**392,672**	**413,614**	**(5.1)**	**342,050**	**325,155**	5.2

Distribution statement

	Group			Trust		
Net income before share of profit of associate	**110,128**	**88,380**	**24.6**	**115,977**	**92,502**	**25.4**
Net effect of non-tax deductible items[7]	8,934	10,276	(13.1)	6,165	7,810	(21.1)
Distribution income from associate [8]	3,842	-	NM	-	-	-
Interest income from associate[9]	-	2,063	NM	-	-	-
Net (profit) / loss from subsidiaries	(762)	(407)	87.2	-	-	-
Amount available for distribution to unitholders	**122,142**	**100,312**	**21.8**	**122,142**	**100,312**	**21.8**
Distributable income to unitholders [10]	**116,642**	**95,712**	**21.9**	**116,642**	**95,712**	**21.9**

Footnotes :

1. *The Group's results for 1H 2008 include consolidation of 100% interest in CRS (with effect from 1 June 2007), CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	1H 2008 S$'000	1H 2007 S$'000	% Change	1H 2008 S$'000	1H 2007 S$'000	% Change
Depreciation and amortization	417	1,111	(62.5)	295	1,036	(71.5)
Bad debts written off	20	13	53.8	20	13	53.8

4. *Investment income for 1H 2008 relates to distributable income from RCS Trust for 1H 2008 and distributable income from CRCT for the period from 1 July 2007 to 4 February 2008. Investment income for 1H 2007 relates to distributable income from RCS Trust for 1H 2007.*
5. *Share of profit of associate for 1H 2008 relates to the equity accounting of CRCT's results on a 3 month lag basis Share of profit of associate for 1H 2007 relates to the equity accounting of CRCT's results on a 3 month lag basis and CRS's results for 1 Apr 2007 to 31 May 2007 (when it was still an associate). With effect from 1 June 2007, CRS is a subsidiary of CMT.*
6. *For 1H 2008, this includes 100% share in CRS's income tax and CMT MTN's income tax. For 1H 2007, this includes 100% share in CRS's income tax after 1 June 2007.*

7. *Included in the non-tax deductible items are the following:*

	Group			Trust		
	1H 2008 S$'000	1H 2007 S$'000	% *Change*	1H 2008 S$'000	1H 2007 S$'000	% *Change*
Non-tax deductible items						
- Asset management fees	6,463	6,530	(1.0)	4,046	4,390	(7.8)
- Trustee's fees	381	392	(2.8)	316	331	(4.5)
- Temporary differences and other adjustments [(A)]	2,090	3,354	(37.7)	1,803	3,089	(41.6)
Net effect of non-tax deductible items	8,934	10,276	(13.1)	6,165	7,810	(21.1)

(A) 1H 2008 includes interest incurred in 2Q 2008 on investment in CRCT of S$0.9 million which has been deducted against capital distribution released in 2Q 2008.

8. *For 1H 2008, this relates to the distribution income received from CRCT for the period 1 July 2007 to 4 February 2008. In conjunction with the equity fund raising to partly finance the acquisition of Xizhimen Mall, Beijing, CRCT declared a cumulative distribution for the period from 1 July 2007 to 4 February 2008.*

9. *For 1H 2007, this relates to the income received from 1 Jan 2007 to 31 May 2007 when CRS is still an associate.*

10. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ended 31 December 2008. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2008, CMT has retained S$5.5 million of its taxable income available for distribution to Unitholders.*

    For the same reason as mentioned above, CMT retained S$4.6 million of its taxable income in 1st quarter 2007, which was fully distributed in the 4th quarter of the same year.

NM – not meaningful

1(b)(i) Balance sheet

As at 30 June 2008 vs 31 Dec 2007

	Group			Trust		
	30 June 2008 S$'000	31 Dec 2007 S$'000	% Change	30 June 2008 S$'000	31 Dec 2007 S$'000	% Change
Non-current assets						
Plant & equipment	1,497	1,375	8.9	1,011	935	8.1
Investment properties [1]	6,188,460	5,777,900	7.1	4,347,500	4,021,000	8.1
Interest in subsidiaries [2]	-	-	-	356,220	356,220	-
Interest in associate [3]	129,388	98,053	32.0	130,836	93,293	40.2
Interest in joint venture	-	-	-	532,054	529,719	0.4
Other assets	14,458	-	NM	-	-	-
Total non-current assets	**6,333,803**	**5,877,328**	**7.8**	**5,367,621**	**5,001,167**	**7.3**
Current assets						
Inventories	176	182	(3.3)	-	-	-
Trade & other receivables	96,778	10,840	NM	107,910	22,907	NM
Cash & cash equivalents	290,836	68,918	NM	263,739	35,493	NM
Total current assets	**387,790**	**79,940**	**NM**	**371,649**	**58,400**	**NM**
Less						
Current liabilities						
Trade & other payables	107,882	116,793	(7.6)	76,133	82,200	(7.4)
Short term borrowings [4]	273,943	150,000	82.6	267,543	150,000	78.4
Provisions for taxation	640	1,018	(37.1)	-	-	-
Total current liabilities	**382,465**	**267,811**	**42.8**	**343,676**	**232,200**	**48.0**
Net current assets / (liabilities)	**5,325**	**(187,871)**	**NM**	**27,973**	**(173,800)**	**NM**
Less						
Non-current liabilities						
Long term borrowings [5]	2,224,285	1,892,949	17.5	1,555,515	1,240,251	25.4
Non-current portion of security deposits	73,104	70,720	3.4	56,716	55,666	1.9
Other payables	3,891	3,974	(2.1)	-	-	-
Total non-current liabilities	**2,301,280**	**1,967,643**	**17.0**	**1,612,231**	**1,295,917**	**24.4**
Net assets	**4,037,848**	**3,721,814**	**8.5**	**3,783,363**	**3,531,450**	**7.1**
Unitholders' funds	**4,037,848**	**3,721,814**	**8.5**	**3,783,363**	**3,531,450**	**7.1**

Footnotes:

1. *Investment properties are stated at valuation performed by independent professional valuers as at 1 June 2008, adjusted for capital expenditure capitalised.*
2. *Interest in subsidiaries includes cost of investment in CRS and CMT MTN.*
3. *Interest in associate consists of cost of investment in CRCT. On 5 February 2008, to maintain its 20.0% interest in CRCT, CMT subscribed for 27,605,000 units in CRCT at an aggregate value of S$37,543,000. Aggregate investment in CRCT amount to 122,705,000 units at cost of S$130.8 million. The market value of CRCT, based on the closing price of S$1.24 as at 30 June 2008, amounts to S$152.2 million.*
4. *On 4 February 2008, S$37.5 million short term borrowings were drawn down to finance the additional investment in CRCT.*
   On 8 May 2008, CMT MTN issued S$80.0 million 1 year notes through its S$1.0 billion Multicurrency Medium Term Note Programme ("MTN Programme") at 2.8% which was on lent to CMT.
   At Group level, short term borrowings as at 30 June 2008 include short term borrowings of CMT's 40% interest in Raffles City of S$6.4 million.
5. *On 1 April 2008 and 30 April 2008, CMT MTN issued two 2-year notes through its S$1.0 billion MTN Programme consisting of S$155.0 million at 3.25% and S$160.0 million at Singapore dollar swap offer rate plus 1.65% respectively. These were on lent to CMT.*
   At Group level, Class A to D Bonds and Revolving Credit Facility ("RCF") of CRS have been refinanced on 27 February 2008 by term loan due August 2009. RCF of S$13.7 million has been drawn down by CRS to finance Asset Enhancement Initiatives ("AEI") works.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group		Trust	
	30 June 2008 S$'000	31 Dec 2007 S$'000	30 June 2008 S$'000	31 Dec 2007 S$'000
Secured borrowings				
Amount repayable after one year	2,230,938	1,897,408	1,558,000	1,243,000
Less: Fees and costs in relation to debt raising exercises amortised over the tenor of secured loans	(6,653)	(4,459)	(2,485)	(2,749)
	2,224,285	**1,892,949**	**1,555,515**	**1,240,251**

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

Details of any collateral at RCS Trust

As security for the borrowings, RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City;

(iii) an assignment of the insurance policies relating to Raffles City;

(iv) an assignment of the agreements relating to the management of Raffles City; and

(v) a charge creating a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

Details of any collateral at CRS

As security for the borrowings, CRS and its subsidiaries ("CRS Group") and / or CRS has granted in favour of the lenders the following:

(i) First or second ranking debentures creating fixed and floating charges over the assets of CRS Group;

(ii) First or second fixed charges over the bank and other operating accounts of CRS Group;

(iii) First or second fixed charges over the units held by CRS in its subsidiaries;

(iv) First or second assignments of the rights, title and interest of the subsidiaries in the following:-

- Property management agreements relating to the properties;
- Tenancy and tenancy-related agreements and other sale and purchase agreements relating to the properties; and
- Insurances effected over the properties;

(v) Mortgages over each of the properties.

1(c) Cash flow statement (2Q 2008 vs 2Q 2007)

	Group	
	2Q 2008[1] S$'000	2Q 2007 S$'000
Operating activities		
Net Income	53,247	77,448
Adjustments for:		
Interest income	(590)	(231)
Finance costs	22,158	16,199
Depreciation and amortization	218	584
Bad debts written off	19	13
Asset management fee paid/payable in units	3,281	3,318
Share of profit of associates	(292)	(33,722)
Operating income before working capital changes	78,041	63,609
Changes in working capital:		
Inventories	(3)	(12)
Trade and other receivables	(2,442)	1,110
Trade and other payables	(2,497)	10
Security deposits	2,758	6,465
Cash generated from operations	**75,857**	**71,182**
Tax paid	(288)	-
Cash generated from operating activities	**75,569**	**71,182**
Investing activities		
Interest received	589	230
Net cash outflow on purchase of subsidiary	-	(272,700)
Deposit paid for acquisition of investment property	(83,980)	-
Capital expenditure on investment properties	(101,674)	(23,820)
Purchase of plant and equipment	(158)	(99)
Cash flows from investing activities	**(185,223)**	**(296,389)**
Financing activities		
Issue and financing expenses	(787)	-
Proceeds from interest bearing loans and borrowings	404,000	296,083
Distribution to unitholders[2]	(57,882)	(46,877)
Interest paid	(19,716)	(15,697)
Cash flows from financing activities	**325,615**	**233,509**
Increase / (decrease) in cash and cash equivalent	**215,961**	**8,302**
Cash and cash equivalent at beginning of period	**74,875**	**51,490**
Cash and cash equivalent at end of period	**290,836**	**59,792**

Footnotes:

1. *The Group's results for 2Q 2008 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.
2. *Distribution for 2Q 2008 is for the period from 1 January 2008 to 31 March 2008 paid in May 2008. Distribution for 2Q 2007 is for the period from 1 January 2007 to 31 March 2007 paid in May 2007.*

1(c) **Cash flow statement (1H 2008 vs 1H 2007)**

	Group	
	1H 2008[1] S$'000	1H 2007 S$'000
Operating activities		
Net Income	111,740	123,361
Adjustments for:		
Interest income	(775)	(515)
Finance costs	41,887	32,374
Depreciation and amortization	417	1,111
Allowance for doubtful receivables	-	2
Bad debts written off	20	13
Asset management fee paid/payable in units	6,463	6,530
Share of profit of associates	(1,612)	(34,981)
Operating income before working capital changes	158,140	127,895
Changes in working capital:		
Inventories	6	(14)
Trade and other receivables	(2,133)	1,675
Trade and other payables	(3,654)	7,344
Security deposits	5,154	8,010
Cash generated from operations	**157,513**	**144,910**
Tax paid	(864)	-
Cash generated from operating activities	**156,649**	**144,910**
Investing activities		
Investment in associate	(37,543)	-
Interest received	773	3,037
Distribution received from associate	3,842	-
Net cash outflow on purchase of subsidiary	-	(272,700)
Deposit paid for acquisition of investment property	(83,980)	-
Capital expenditure on investment properties	(141,096)	(41,419)
Purchase of plant and equipment	(379)	(180)
Cash flows from investing activities	**(258,383)**	**(311,262)**
Financing activities		
Issue and financing expenses	(2,788)	(1,632)
Proceeds from interest bearing loans and borrowings	772,643	646,083
Repayment of interest bearing loans and borrowings	(312,789)	(332,500)
Distribution to unitholders[2]	(96,782)	(99,182)
Interest paid	(36,632)	(33,826)
Cash flows from financing activities	**323,652**	**178,943**
Increase in cash and cash equivalent	**221,918**	**12,591**
Cash and cash equivalent at beginning of period	**68,918**	**47,201**
Cash and cash equivalent at end of period	**290,836**	**59,792**

Footnotes:

1. *The Group's results for 1H 2008 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *Distribution for 1H 2008 is for the period from 7 November 2007 to 31 December 2007 and 1 January 2008 to 31 March 2008 paid in February 2008 and May 2008 respectively. Distribution for 1H 2007 is for the period from 1 October 2006 to 31 December 2006 and 1 January 2007 to 31 March 2007 paid in February 2007 and May 2007 respectively.*

1(d)(i) Statement of changes in unitholders' funds (2Q 2008 vs 2Q 2007)

As at 30 June 2008 vs 30 June 2007

	Group		Trust	
	2Q 2008[1] S$'000	2Q 2007 S$'000	2Q 2008[2] S$'000	2Q 2007 S$'000
Balance as at beginning of period	**3,743,157**	**2,972,131**	**3,558,629**	**2,923,599**
Operations				
Total return for the period / net increase in net assets resulting from operations	334,177	367,701	279,103	278,060
Movement in hedging reserve[3]	**14,935**	**4,449**	**-**	**-**
Movement in foreign currency translation reserve[3]	**(82)**	**(1,412)**	**-**	**-**
Movement in general reserve[3]	**30**	**-**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Management fee paid / payable in units	2,057	2,215	2,057	2,215
- Units issued / to be issued in respect of RCS Trust's manager's asset management fees	1,193	1,039	1,193	1,039
- Units issued in respect of acquisition fees for CRS[4]	-	1,334	-	1,334
Issue expenses	263	-	263	-
Distribution to unitholders[5]	(57,882)	(46,877)	(57,882)	(46,877)
Net decrease in net assets resulting from unitholders' transactions	**(54,369)**	**(42,289)**	**(54,369)**	**(42,289)**
Balance as at end of period	**4,037,848**	**3,300,580**	**3,783,363**	**3,159,370**

Footnotes:

1. *Group's results include consolidation of 100% interest in CRS (with effect from 1 June 2007), CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.
2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*
3. *This includes Group's 20.0% share in CRCT's hedging reserves, general reserves and foreign currency translation reserves and CRS's hedging reserves.*
4. *322,685 new units were issued on 21 June 2007 as payment of acquisition fees for the acquisition of CRS.*
5. *Distribution for 2Q 2008 is for the period from 1 January 2008 to 31 March 2008 paid in May 2008. Distribution for 2Q 2007 is for the period from 1 January 2007 to 31 March 2007 paid in May 2007.*

1(d)(i) Statement of changes in unitholders' funds (1H 2008 vs 1H 2007)

As at 30 June 2008 vs 30 June 2007

	Group		Trust	
	1H 2008[1] S$'000	1H 2007 S$'000	1H 2008[2] S$'000	1H 2007 S$'000
Balance as at beginning of period	**3,721,814**	**2,975,814**	**3,531,450**	**2,925,628**
Operations				
Total return for the period / net increase in net assets resulting from operations	392,672	413,614	342,050	325,155
Movement in hedging reserve[3]	**16,554**	**3,977**	-	-
Movement in foreign currency translation reserve[3]	**(3,037)**	**(1,412)**	-	-
Movement in general reserve[3]	**(18)**	-	-	-
Unitholders' transactions				
Creation of units				
- Management fee paid / payable in units	4,046	4,388	4,046	4,388
- Units issued / to be issued in respect of RCS Trust's manager's asset management fees	2,336	2,047	2,336	2,047
- Units issued in respect of acquisition fees for CRS[4]	-	1,334	-	1,334
Issue expenses	263	-	263	-
Distribution to unitholders[5]	(96,782)	(99,182)	(96,782)	(99,182)
Net decrease in net assets resulting from unitholders' transactions	**(90,137)**	**(91,413)**	**(90,137)**	**(91,413)**
Balance as at end of period	**4,037,848**	**3,300,580**	**3,783,363**	**3,159,370**

Footnotes:

1. *Group's results include consolidation of 100% interest in CRS (with effect from 1 June 2007), CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.
2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*
3. *This includes Group's 20.0% share in CRCT's hedging reserves, general reserves and foreign currency translation reserves and CRS's hedging reserves.*
4. *322,685 new units were issued on 21 June 2007 as payment of acquisition fees for the acquisition of CRS.*
5. *Distribution for 1H 2008 is for the period from 7 November 2007 to 31 December 2007 and 1 January 2008 to 31 March 2008 paid in February 2008 and May 2008 respectively.*
   Distribution for 1H 2007 is for the period from 1 October 2006 to 31 December 2006 and 1 January 2007 to 31 March 2007 paid in February 2007 and May 2007 respectively.

1(d)(ii) Details of any change in the issued and issuable units (2Q 2008 vs 2Q 2007)

	Trust	
	2Q 2008 Units	2Q 2007 Units
Balance as at beginning of period	**1,663,318,801**	**1,562,576,356**
New units issued :		
- As payment of asset management fees [1]	980,310	866,363
- As payment of acquisition fees for CRS	-	322,685
Issued units as at end of period	**1,664,299,111**	**1,563,765,404**
New units to be issued		
- As payment of asset management fees [2]	686,270	545,368
Total issued and issuable units as at end of period	**1,664,985,381**	**1,564,310,772**

Footnotes:
1. *These were the performance component of the asset management fees for 1Q 2008 and 1Q 2007 which were issued in May 2008 and May 2007 respectively.*
2. *These were the performance component of the asset management fees for 2Q 2008 (which will be issued in August 2008) and 2Q 2007 (that have been issued in August 2007).*

1(d)(ii) Details of any change in the issued and issuable units (1H 2008 vs 1H 2007)

	Trust	
	1H 2008 Units	1H 2007 Units
Balance as at beginning of period	**1,662,392,686**	**1,561,440,705**
New units issued :		
- As payment of asset management fees [1]	1,906,425	2,002,014
- As payment of acquisition fees for CRS	-	322,685
Issued units as at end of period	**1,664,299,111**	**1,563,765,404**
New units to be issued		
- As payment of asset management fees [2]	686,270	545,368
Total issued and issuable units as at end of period	**1,664,985,381**	**1,564,310,772**

Footnotes:
1. *These were the performance component of the asset management for 4Q 2007 and 1Q 2008 which were issued in February 2008 and May 2008 respectively. For 1H 2007, the units were issued for 4Q 2006 and 1Q 2007 in February 2007 and May 2007 respectively.*
2. *These were the performance component of the asset management fees for 2Q 2008 (which will be issued in August 2008) and 2Q 2007 (that have been issued in August 2007).*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2007.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (2Q 2008 vs 2Q 2007)

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group		Trust	
	2Q 2008	2Q 2007	2Q 2008	2Q 2007
Weighted average number of units in issue	1,663,972,701	1,563,179,517	1,663,972,701	1,563,179,517
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	20.08¢	23.52¢	16.77¢	17.79¢
Based on fully diluted basis	20.08¢	23.52¢	16.77¢	17.79¢
Number of units in issue at end of period	1,664,299,111	1,563,765,404	1,664,299,111	1,563,765,404
Distribution per unit "DPU")				
Based on the number of units in issue at end of period	3.52¢	3.12 ¢	3.52¢	3.12 ¢

Footnote:

1. *In computing the EPU, total return for the period after tax and the weighted average number of units for the period are used.*

	Group		Trust	
	1H 2008	1H 2007	1H 2008	1H 2007
Weighted average number of units in issue	1,663,472,740	1,562,653,727	1,663,472,740	1,562,653,727
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	23.61¢	26.47¢	20.56¢	20.81¢
Based on fully diluted basis	23.61¢	26.47¢	20.56¢	20.81¢
Number of units in issue at end of period	1,664,299,111	1,563,765,404	1,664,299,111	1,563,765,404
Distribution per unit "DPU")				
Based on the number of units in issue at end of period	7.00 ¢ [2]	6.12 ¢ [2]	7.00 ¢ [2]	6.12 ¢ [2]

Footnotes:

1. *In computing the EPU, total return for the period after tax and the weighted average number of units for the period are used.*
2. *DPU for 1H 2008 is after retaining S$5.5 million of taxable income available for distribution to Unitholders. DPU for 1H 2007 is after retaining S$4.6 million of taxable income available for distribution to Unitholders.*

7 <u>Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period</u>

	Group	
	30 June 08	31 Dec 07
NAV per unit	$2.43	$2.24
Adjusted NAV per unit (excluding the distributable income)	$2.39	$2.21

	Trust	
	30 June 08	31 Dec 07
NAV per unit	$2.27	$2.12
Adjusted NAV per unit (excluding the distributable income)	$2.24	$2.10

8 Review of the performance

	Group				
	2Q 2008	2Q 2007	1Q 2008	1H 2008	1H 2007
	S$'000	S$'000	S$'000	S$'000	S$'000
Income statement					
Gross revenue	**125,632**	**103,914**	**121,063**	**246,695**	**201,358**
Property operating expenses	(41,992)	(36,841)	(36,396)	(78,388)	(67,726)
Net property income	**83,640**	**67,073**	**84,667**	**168,307**	**133,632**
Interest income	590	231	185	775	515
Asset management fees	(7,657)	(6,541)	(6,952)	(14,609)	(12,052)
Trust expenses	(1,460)	(838)	(998)	(2,458)	(1,341)
Finance costs	(22,158)	(16,199)	(19,729)	(41,887)	(32,374)
Net income before share of profit of associates	**52,955**	**43,726**	**57,173**	**110,128**	**88,380**

	Group				
	2Q 2008	2Q 2007	1Q 2008	1H 2008	1H 2007
	S$'000	S$'000	S$'000	S$'000	S$'000
Distribution statement					
Net income	52,955	43,726	57,173	110,128	88,380
Net effect of non-tax deductible items	5,991	4,671	3,834	8,934[1]	10,276
Distribution income from associate	-	-	3,842	3,842	-
Interest income from associate	-	824	-	-	2,063
Net (profit) / loss from subsidiaries	(1,329)	(407)	567	(762)	(407)
Amount available for distribution to unitholders	**57,617**	**48,814**	**65,416**	**122,142**	**100,312**
Distributable income to unitholders	**58,647[2]**	**48,814**	**57,995[3]**	**116,642[4]**	**95,712[5]**
Distribution per unit (in cents)					
For the period	3.52[2]	3.12	3.48[3]	7.00[4]	6.12[5]
Annualised	14.16[2]	12.51	14.00[3]	14.08[4]	12.34[5]

Footnotes:-

1. *1H 2008 includes interest incurred in 2Q 2008 on investment in CRCT of S$0.9 million which has been deducted against capital distribution released in 2Q 2008.*
2. *After releasing S$1.0 million of net capital distribution income (after interest expense of S$0.9 million) from CRCT retained in 1Q 2008.*
3. *After retaining S$5.5 million of taxable income available for distribution to Unitholders and approximately S$1.9 million of gross capital distribution income from CRCT.*
4. *After retaining S$5.5 million of taxable income available for distribution to Unitholders and distributing S$1.0 million of net distribution income (after interest expense of S$0.9 million) from CRCT retained in 1Q 2008.*
5. *After retaining S$4.6 million of taxable income available for distribution to Unitholders.*

2Q 2008 vs 2Q 2007

Gross revenue for 2Q 2008 was S$125.6 million, an increase of S$21.7 million or 20.9% over 2Q 2007. This was mainly due to increase in revenue of S$11.1 million from the three malls under CRS which contributed three months of revenue in 2Q 2008 compared with one month contribution of revenue in 2Q 2007. The other malls accounted for another S$7.6 million increase in revenue mainly due to new and renewal leases as well as higher revenue from IMM Building, Plaza Singapura and Bugis Junction with the completion of Asset Enhancement Initiatives ("AEI") works. CMT's 40% interest in Raffles City accounted for another S$3.0 million.

Property operating expenses for 2Q 2008 was S$42.0 million, an increase of S$5.2 million or 14.0% over 2Q 2007, mainly due to higher expenses from the 3 malls under CRS for three months in 2Q 2008 for same reasons given above.

Asset management fees was S$7.7 million, an increase of S$1.1 million or 17.1% over S$6.5 million in 2Q 2007 for reasons given earlier as well as higher revenue generated and higher property values under management.

Finance costs for 2Q 2008 of S$22.2 million was S$6.0 million or 36.8% higher than the same quarter last year. This was mainly attributed to the interest cost of S$2.2 million incurred by CRS and interest of S$3.7 million on the four tranches of notes totaling S$545.0 million issued through CMT MTN's S$1 billion Multicurrency Medium Term Note Programme ("MTN Programme") during 12 December 2007 to 8 May 2008.

2Q 2008 vs 1Q 2008

Gross revenue for 2Q 2008 was S$125.6 million compared with S$121.1 million for 1Q 2008, an increase of S$4.6 million or 3.8%. This was mainly due to new and renewal leases.

Property operating expenses was S$42.0 million compared with S$36.4 million for 1Q 2008, an increase of S$5.6 million or 15.4% which was mainly due to increase in property tax, marketing and maintenance expenses.

Asset management fees was S$7.7 million, an increase of S$0.7 million or 10.1% against 1Q 2008 due to higher revenue and higher property values under management.

Finance costs for 2Q 2008 of S$22.2 million was S$2.4 million or 12.3% higher than the same quarter last year. This was mainly attributed to the interest of S$2.5 million incurred on the three tranches of notes totaling S$395 million issued in April and May 2008 through CMT MTN's S$1 billion MTN Programme.

1H 2008 vs 1H 2007

Gross revenue for 1H 2008 was S$246.7 million, an increase of S$45.3 million or 22.5% over 1H 2007. This was mainly due to higher revenue of S$25.2 million from the three malls under CRS. The other malls accounted for another S$13.8 million increase in revenue mainly due to new and renewal leases as well as higher revenue from IMM Building, Plaza Singapura and Bugis Junction following the completion of AEI works. CMT's 40% interest in Raffles City accounted for S$6.3 million in revenue.

Property operating expenses for 1H 2008 was S$78.4 million, an increase of S$10.7 million or 15.7% over 1H 2007 mainly due to the three malls under CRS acquired on 1 June 2007.

Asset management fees for 1H 2008 was S$14.6 million, an increase of S$2.6 million over 1H 2007. This was mainly due to higher revenue and higher property values under management

Finance costs for 1H 2008 of S$41.9 million was S$9.5 million or 29.4% higher than 1H 2007. This was mainly attributed to finance costs of S$6.2 million incurred by CRS and S$4.6 million incurred on the four tranches of notes totaling $545.0 million issued through CMT MTN's S$1 billion MTN Programme during 12 December 2007 to 8 May 2008. Finance cost for 1H 2007 included transaction costs of S$1.4 million incurred for the refinancing of the S$350.0 million Commercial Mortgage-Backed Securities ("CMBS") under Silver Maple and other short term borrowings.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

Below mentioned only relates to review of the results of Group[1].

9(i) **Income statement (Actual vs Forecast)**

	Actual 2Q 2008 S$'000	Forecast [2] 2Q 2008 S$'000	% Change
Gross rental income	116,345	111,942	3.9
Car park income	3,545	3,238	9.5
Other income	5,742	4,642	23.7
Gross revenue	**125,632**	**119,822**	**4.8**
Property management fees	(4,690)	(4,523)	3.7
Property tax	(12,786)	(10,787)	18.5
Other property operating expenses	(24,516)	(24,344)	0.7
Property operating expenses	**(41,992)**	**(39,654)**	**5.9**
Net property income	**83,640**	**80,168**	**4.3**
Interest income	590	19	NM
Asset management fees	(7,657)	(7,127)	7.4
Trust expenses	(1,460)	(756)	93.1
Finance costs	(22,158)	(19,940)	11.1
Net income before share of profit of associates	**52,955**	**52,364**	**1.1**

NM – not meaningful

Footnotes:
1. *Group results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
2. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.*

9(ii) **Distribution statement (Actual vs Forecast)**

	Actual 2Q 2008 S$'000	Forecast [1] 2Q 2008 S$'000	% Change
Net income before share of profit of associates	**52,955**	**52,364**	**1.1**
Net effect of non-tax deductible items	5,991	5,062	18.4
Net (profit) / loss from subsidiaries	(1,329)	34	NM
Amount available for distribution to unitholders	**57,617**	**57,460**	**0.3**
Distributable income to unitholders [2]	**58,647**	**57,556**	**1.7**
Distribution per unit (in cents)			
For the period	3.52	3.46	1.7
Annualised	14.16	13.92	1.7

NM – not meaningful

Footnotes:

1. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.*
2. *Actual for the period includes release of S$1.0 million of net capital distribution income (after interest expense of S$0.9 million) from CRCT retained in 1Q 2008.*

9(iii) Breakdown of gross revenue

	Actual 2Q 2008 S$'000	Forecast [1] 2Q 2008 S$'000	% Change
Tampines Mall	15,570	14,534	7.1
Junction 8	12,028	11,372	5.8
Funan DigitaLife Mall	7,368	7,062	4.3
IMM Building	18,409	17,720	3.9
Plaza Singapura	17,903	17,718	1.0
Bugis Junction	16,050	15,043	6.7
Sembawang Shopping Centre[2], Hougang Plaza and Jurong Entertainment Centre	3,261	3,014	8.2
	90,589	**86,463**	**4.8**
40% interest in Raffles City	19,292	18,783	2.7
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	15,751	14,576	8.1
Gross revenue	**125,632**	**119,822**	**4.8**

Footnotes:

1. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.*
2. *Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.*

9(iv) **Breakdown of net property income**

	Actual 2Q 2008 S$'000	Forecast [1] 2Q 2008 S$'000	% Change
Tampines Mall	10,881	10,311	5.5
Junction 8	8,072	7,631	5.8
Funan DigitaLife Mall	4,604	4,438	3.7
IMM Building	11,977	11,539	3.8
Plaza Singapura	12,596	12,568	0.2
Bugis Junction	10,337	9,482	9.0
Sembawang Shopping Centre[2], Hougang Plaza and Jurong Entertainment Centre	1,635	1,749	(6.5)
	60,102	**57,718**	**4.1**
40% interest in Raffles City	13,488	13,355	1.0
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	10,050	9,095	10.5
Net property income	**83,640**	**80,168**	**4.3**

Footnotes:

1. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.*
2. *Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.*

9(v) Review of the performance

Gross revenue for 2Q 2008 was S$125.6 million, an increase of S$5.8 million or 4.8% over the forecast for the same period. All malls under CMT portfolio performed better than forecast by 1.0% to 8.2% mainly due to higher rental rates achieved on new and renewal leases. Other income also contributed to the increase by S$1.1 million.

Property operating expenses for the period was S$42.0 million, which is S$2.3 million higher than forecast for the same period.

Asset management fees for the period was S$7.7 million or an increase of S$0.5 million over forecast for the same period mainly due to higher revenue and higher property values under management.

Finance cost for the period was S$22.2 million, which is S$2.2 million higher than the forecast for the same period. This was mainly due to the interest of S$2.5 million incurred on the three tranches of notes totaling S$395 million issued in April and May 2008 through CMT MTN's S$1 billion MTN Programme. The increase was partially offset by the lower interest from the Class A to D Bonds and RCF of CRS that were refinanced in February 2008 at an overall all-in rate of 3.1% which is lower than the interest rate assumed in the forecast.

10 Commentary on the competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months

Singapore economic growth moderated in 2Q 2008. Advance estimates by the Ministry of Trade and Industry showed that real gross domestic product (GDP) rose by 1.9% on a year-on-year basis, down from 6.9% increase in 1Q 2008. The slowdown mainly reflected a sharp contraction in biomedical manufacturing output. Wholesale and retail trade sector continues to post healthy growth during the quarter.

The retail market continues to perform well in 1Q 2008. According to Jones Lang LaSalle ("JLL"), Orchard malls witnessed the highest average rental growth of 0.5% quarter-on-quarter to reach S$35.50 psf per month in 1Q 2008. This was followed by growth of 0.4% and 0.2% in other city areas and suburban areas, respectively. As of 1Q 2008, average rents were S$24.20 psf per month in suburban malls and S$22.60 psf per month in malls located at other city areas.

A supply crunch is still evident at prime locations with demand pressure to ease only in 2009 with the completion of several new large-scale retail malls. Riding on the back of strong demand, all retail submarkets have shown stable if not improvement in their occupancy levels. Anticipated strong growth in the tourism market, spurred by the target opening of both Singapore's integrated resorts by 2010 and the hosting of the inaugural 2010 Youth Olympics, will continue to attract strong leasing interests in the near future.

There will be a total of 4.5 million sq ft of new retail space entering the market in 2008 and 2009. As most of the future supply are of good quality or extension of established malls, they are expected to be well-received by the market and will likely achieve high pre-commitment rate prior to their completion. Retail occupancy, therefore, will remain healthy.

Retail rents are likely to increase further in 2008, albeit at a more moderate rate, with robust demand balanced by an increase in supply. JLL forecasted rental growth of 2.9% to 3.4% by end-2008 with stronger upsides in the Orchard and Marina areas as future attractions and events are centered on these areas.

A deeper than expected US recession due to financial market turbulence remains one of the downside risks. Nonetheless, Singapore GDP growth forecast for 2008 is maintained at 4.0-6.0% with expected support from domestic-oriented sectors. Rising inflation is also becoming a concern as it could dampen consumer spending. Official forecast of inflation for 2008 has been revised upward from 4.5-5.5% to 5.0-6.0%. However, moderation in inflation is expected in the second half of the year, particularly as the impact of GST increase wears off.

Outlook for 2008

The manager of CMT is optimistic to deliver the projected distribution of 13.90 cents as stated in the forecast announced on 22 January 2008, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution : Distribution for 01 April 2008 to 30 June 2008

Distribution Type	Distribution Rate (cents)
Taxable Income	3.46
Capital	0.06
Total	**3.52**

Par value of units : NA

Tax rate : Taxable Income Distribution

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Capital Distribution

Capital distribution represents a return of capital to unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For unitholders who are liable to Singapore income tax on profits from sale of CMT units, the amount of capital distribution will be applied to reduce the cost base of their CMT units for Singapore income tax purposes.

Remarks : NA

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

Name of distribution : Distribution for 01 April 2007 to 30 June 2007

Distribution type : Income

Distribution rate : 3.12 cents per unit

Par value of units : NA

Tax rate : Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

	Remarks	: NA
11(c)	Date payable	: 27 August 2008
11(d)	Book closure date	: 25 July 2008

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaMall Trust (the "**Manager**") which may render the unaudited interim financial results of the Group and the Trust (comprising the balance sheets, consolidated statement of total return, statement of changes in unitholders' funds and consolidated cash flow statement, together with their accompanying notes) as at 30 June 2008 and the results of the business, changes in unitholders' funds and cash flows of the Group for the 6 months ended on that date, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Kee Teck Koon
Director

Pua Seck Guan
Chief Executive Officer

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Kannan Malini
Company Secretary
17 July 2008

82 - 4507

CapitaMall Trust

News Release

17 July 2008
For Immediate Release

CMT Achieves 13.2%[1] Higher Second Quarter[2] 2008 Distribution per Unit

Multiple asset enhancement initiatives will continue to drive distribution per unit and net asset value growth

Singapore, 17 July 2008 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a Distribution Per Unit in CMT ("DPU") for Second Quarter[2] 2008 of 3.52 cents (14.16 cents on an annualised basis), which is 13.2%[1] higher than the DPU for Second Quarter[3] 2007 of 12.51 cents (on an annualised basis). The annualised DPU for First Half[4] 2008 of 14.08 cents also exceeds the annualised DPU for First Half 2007[5] of 12.34 cents by 14.1%.

CMT's distributable income[6] for Second Quarter[2] 2008 of S$58.6 million is S$1.0 million or 1.7% higher than the forecast[7] distributable income of S$57.6 million for the same period. The Books Closure Date is on 25 July 2008, and Unitholders can expect to receive their Second Quarter[2] 2008 DPU of 3.52 cents per unit on 27 August 2008.

[1] Annualised Distribution per Unit for the period from 1 April 2008 to 30 June 2008 versus the annualised Distribution per Unit for the period from 1 April 2007 to 30 June 2007.
[2] For the period from 1 April 2008 to 30 June 2008.
[3] For the period from 1 April 2007 to 30 June 2007.
[4] For the period from 1 January 2008 to 30 June 2008.
[5] For the period from 1 January 2007 to 30 June 2007.
[6] CMT is committed to distribute 100.0% of its taxable income available for distribution for the financial year ending 31 December 2008, including the S$5.5 million retained in First Quarter 2008.
[7] For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.

Mr Hsuan Owyang, Chairman of CMTML, said, "We are pleased to have once again outperformed our forecast[7] in Second Quarter[2] 2008. Over the last six years, since our listing in July 2002, we have established a strong track record in executing our multiple-pronged strategy encompassing yield accretive acquisitions, asset enhancements and active leasing. As a result, we have successfully delivered stable distributions and sustainable total returns to our Unitholders year-on-year. Going forward, we will continue to actively manage our quality portfolio and pursue yield accretive acquisitions to grow our local asset size."

Mr Pua Seck Guan, Chief Executive Officer of CMTML, said, "Despite the weak macroeconomic sentiment, our retailers' sales remain resilient in view of the excellent location of our retail malls, which are situated in close proximity to train and bus interchange and are well-supported by a large population catchment. In addition, approximately 96.0%[8] of our forecast[7] gross rental revenue for 2008 has already been locked as at 30 June 2008, further demonstrating the defensive nature of CMT."

Mr Pua, added, "In the last couple of years, asset enhancement has grown to become a key contributor to CMT's distribution per unit and net asset value growth, accounting for approximately 42.0% of CMT's distribution per unit growth since listing. Over the next few years, we have put in place a series of asset enhancement initiatives, including major works planned at The Atrium@Orchard and Jurong Entertainment Centre, which will see our asset enhancement strategy continue to take centre stage as the major growth driver for CMT."

[8] Based on all committed leases as at 30 June 2008, excluding Raffles City, and assuming the remaining leases due for renewal in 2008 are not renewed and left vacant.

Summary of CMT Results

(1 April 2008 to 30 June 2008)

	Actual	Forecast[7]	Variance	
			Amount	%
Gross Revenue (S$'000)	125,632	119,822	5,810	4.8
Net Property Income (S$'000)	83,640	80,168	3,472	4.3
Amount Available for Distribution (S$'000)	57,617	57,460	157	0.3
Distributable Income to Unitholders (S$'000)	58,647	57,556	1,091	1.7
Distribution Per Unit (cents)				
For the period 1 Apr to 30 Jun 2008	3.52¢	3.46¢	0.06¢	1.7%
Annualised	**14.16¢**	**13.92¢**	**0.24¢**	**1.7%**
Distribution Yield				
- S$3.45 per unit (closing as at 30 Jun 2008)	**4.10%**	**4.04%**	**0.06%**	**1.7%**
- S$3.04 per unit (closing as at 16 Jul 2008)	**4.66%**	**4.58%**	**0.08%**	**1.7%**

Conservative Capital Management

Assuming the completion of our S$650.0 million Convertible Bonds placement and the acquisition of The Atrium@Orchard ("Atrium") as at 30 June 2008, CMT's pro-forma interest cover and gearing are 4.2 times and 43.9% respectively. In terms of CMT's debt profile, more than 90.0% of our debt is on fixed rate as a result of our active but conservative capital management.

Within the next 12 months[9], CMT has approximately S$267.5 million or 8.4% worth of debt due for refinancing which may be covered by available facilities and drawings under the unsecured multicurrency medium term notes programme. In addition, we have also locked in a five-year swap for the debt quantum of S$320.0 million due in August 2009.

[9] For the period from 1 July 2008 to 1 July 2009.

Gross Revenue / Net Property Income/ Rental Renewals

CMT's gross revenue for Second Quarter[2] 2008 was S$125.6 million. This is an increase of S$5.8 million or 4.8% over the forecast[7] gross revenue for Second Quarter[2] 2008. Other than Sembawang Shopping Centre ("SSC"), which is undergoing major asset enhancement, gross revenue at all malls under the CMT portfolio performed better than forecast mainly due to higher rental rates achieved on new and renewal leases.

CMT's Net Property Income ("NPI") for Second Quarter[2] 2008 exceeded the forecast[7] NPI for Second Quarter[2] 2008 by 4.3% or S$3.5 million. All malls within CMT's portfolio performed better than their respective forecast[7] NPI for Second Quarter[2] 2008, except for SSC which is undergoing major asset enhancement. Rental renewal rates for the Second Quarter[2] 2008 registered robust growth of 9.9% over preceding rental rates and 3.4% over forecast rental rates[10].

Committed to Distribute 100.0% Taxable Income

In First Quarter[11] 2008, CMT retained S$5.5 million of its taxable income available for distribution to Unitholders in view of potential vacancy voids due to multiple on-going asset enhancement initiatives which may have a varying impact on operational costs in the coming quarters in 2008. The retained taxable income will then provide a sustainable pool of funds which will help negate the impact of the fluctuating operational cash flows, thereby providing Unitholders with stable 2008 quarterly distributions. CMT is committed to distribute 100.0% of its taxable income available for distribution for the financial year ending 31 December 2008 and remains confident of delivering its 2008 forecast[7] DPU of 13.90 cents to Unitholders.

[10] Forecast rental rates for the period 1 January 2008 to 30 June 2008 is the based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.

[11] For the period from 1 January 2008 to 31 March 2008.

Update on Atrium

On 22 May 2008, CMT announced the acquisition of Atrium at a purchase price of S$839.8 million. Atrium, zoned as a commercial development, currently comprises two Grade A office towers of seven and ten storey and some ground floor retail space. Located in the downtown core of Singapore, Atrium is sited along Singapore's main shopping street, Orchard Road, and enjoys direct connectivity to the Dhoby Ghaut Mass Rapid Transit ("MRT") interchange station. Dhoby Ghaut MRT station is a major transportation node in the city centre, as it is one of only two key interchange stations in the downtown core which currently serves two train lines and will serve an additional train line by 2010. Atrium is also situated adjacent to Plaza Singapura, one of CMT's existing properties.

The proposed asset enhancement plan for Atrium involves its integration with Plaza Singapura to create one of the largest integrated developments along Orchard Road, measuring over 850,000 Square Feet ("sq ft") of Net Lettable Area ("NLA") with a combined prime retail frontage of approximately 170.0 metres. The long frontage along prime Orchard Road strip also presents an excellent opportunity to create highly visible duplex flagship stores.

Currently, Atrium has only over 36,000 sq ft of retail Gross Floor Area ("GFA"). Based on our proposed asset enhancement plans, close to 215,000 sq ft of additional retail GFA will be created on Levels 1, 2 and 3, resulting in a post-enhancement total retail GFA of approximately over 251,000 sq ft. The additional GFA is to be created via the proposed donation of approximately 43,000 sq ft of GFA for Civic and Community Institution ("C&CI") usage, converting lower yielding office space into retail space and converting unproductive ancillary GFA into retail space. In addition, we are currently exploring the conversion of approximately 3,000 square metres of ancillary GFA into productive GFA so as to minimise the decantation of the office space into retail space.

The full suite of works, expected to cost approximately S$150.0 million, will take place in Phases. Phase 1 (Level 1), Phase 2 (Level 2) and Phase 3 (Level 3 and C&CI areas) are expected to be completed by end-2009, mid-2010 and end-2010 respectively.

The project is expected to increase NPI by S$21.6 million per annum to achieve an ungeared ROI of 14.4%.

Update on Lot One Shoppers' Mall ("Lot One")

The full suite of asset enhancement works at Lot One, which includes the creation of a four-storey annex block measuring over 16,500 sq ft in NLA, reconfiguration of the Basement level and the construction of a rooftop landscaped garden on the top floor, comprising a children's playground and a designated water play area with interactive features, are progressing on schedule.

The creation of the four-storey retail extension block has already been completed on schedule and all the tenants have commenced business. Level 1 of the new retail extension block is now seamlessly connected to the Chua Chu Kang MRT station via a covered link way. The remaining parts of the works are expected to complete on schedule in Fourth Quarter[12] 2008.

To date, approximately 84.0% or S$5.8 million out of the S$6.9 million projected increase in rental revenue per annum has been committed on a stabilised basis. Following the major asset enhancement initiative, the gross rent per month on Basement 1, Levels 1, 2, 3 and 4 are expected to increase 30.4%, 27.8%, 48.0%, 27.1%, and 13.8% respectively. The project incurred a capital expenditure of S$51.7 million and is expected to increase NPI by S$5.2 million per annum to achieve an ungeared ROI of approximately 10.0%. More importantly, Lot One's property yield increased from 4.6%, at the point of acquisition, to its stablised property yield post-enhancement of 5.5% [13], as a result of our proactive management of the asset.

Update on Bugis Junction

The final phase of work on Basement 1, which involves the reconfiguration of the Market Place, has been completed on schedule. The full suite of asset enhancement works, comprising three phases, include the relocation of the Basement 1 food court to Level 3, reconfiguring the basement food court and back-of-house areas to food kiosks, restaurants and specialty shops, as well as the conversion of opaque façade for the restaurant block to glass parapets and balconies. The enhancement initiative incurred a capital expenditure of S$31.4 million and is expected to increase NPI by S$4.0 million per annum to achieve an ungeared ROI of 12.8%.

[12] For the period from 1 October 2008 to 31 December 2008.
[13] Forecast value creation is based on Manager's estimates for 2009

Separately, works are underway for the other set of asset enhancement program, which includes replacing the current opaque façade of the retail block with glass parapets to improve the visibility of the shops and allow the retail tenants to prominently showcase their merchandise. In addition, on Levels 2 and 3, certain void areas will be level-up, lease lines of some shops will be extended, and also a mini-anchor space will be reconfigured to create six new specialty shops. The works are expected to complete on schedule by Third Quarter[14] 2009. The project is expected to incur a capital expenditure of S$8.5 million and increase NPI by approximately S$0.9 million per annum to achieve an ungeared ROI of 10.0%.

Update on Funan DigitaLife Mall ("Funan")

At Funan, a differential premium and stamp duties of S$65.2 million has already been paid to the Urban Redevelopment Authority ("URA"). This follows our approval from the URA to erect a nine-storey commercial building to maximise the unutilised GFA of approximately 386,000 sq ft. The unutilised GFA is due to Funan employing only 3.88 of its allowable gross plot ratio of 7.0.

Funan's proposed office component's effective land cost based on its allocated GFA, calculated based on the differential premium and estimated cost to top up Funan's lease to a 99-year leasehold title, is approximately S$247.0 per sq ft. This compares favorably to ongoing land sales price, ranging from S$900.0 to S$1,000.0 per sq ft, for commercial / retail sites.

We are currently fine tuning the construction plan and concurrently, talking to prospective tenants. Upon finalisation of all the details, we will proceed with the proposed works.

Update on Plaza Singapura

At Plaza Singapura, over 21,000 sq ft of space, including 15,000 sq ft occupied by John Little on Level 3, was recovered to create 13 specialty stores. Works have commenced in Third Quarter[15] 2008 and is expected to be completed by Fourth Quarter[12] 2008. To date, 100.0% of the new units have been committed. In addition, the enhancement efforts are expected to increase average rent per sq ft and gross rent per month by 58.7% and 52.3% respectively. The project is expected to incur a capital expenditure of approximately S$2.5 million to achieve an ungeared ROI of close to 25.0%.

[14] For the period from 1 July 2009 to 30 September 2009.
[15] For the period from 1 July 2008 to 30 September 2008.

About CapitaMall Trust (www.capitamall.com)

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by asset size and market capitalisation and in Singapore, with an asset size and market capitalisation of approximately S$6.6 billion (as at 30 June 2008) and S$5.1 billion (as at 15 July 2008) respectively. CMT has been assigned an "A2" rating with a neutral outlook by Moody's Investors Service. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 30 June 2008, CMT Group's portfolio comprised a diverse list of over 2,100 leases with local and international retailers and achieved a committed occupancy of close to 100.0%. CMT Group's 13 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, Raffles City Singapore (40.0% interest), Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall. CMT also owns a 20.0% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, the largest real estate company in Southeast Asia by market capitalisation.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units

while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
TONG Ka-Pin (Ms)
DID : (65) 6826 5856
HP : (65) 98622435
Email : tong.ka-pin@capitaland.com
Website : www.capitamall.com

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that the Manager has obtained new independent valuations, as of 1 June 2008, for all properties owned by CMT, CapitaRetail Singapore Limited ("**CRS**") which CMT has a 100% interest and RCS Trust which CMT has a 40% interest.

The valuations for Plaza Singapura, Rivervale Mall, Bukit Panjang Plaza, Lot One Shoppers' Mall and Raffles City were conducted by Knight Frank Pte Ltd while valuations for the other properties were done by CB Richard Ellis (Pte) Ltd and are as follows:

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CMT

Description of Property	Valuation (S$' million)
Tampines Mall 4 Tampines Central 5	771.0
Junction 8 Shopping Centre 9 Bishan Place	580.0
Funan DigitaLife Mall 109 North Bridge Road	337.0
IMM Building 2 Jurong East Street 21	650.0
Plaza Singapura 68 Orchard Road	990.0
Sembawang Shopping Centre 604 Sembawang Road	108.0
Hougang Plaza 1189 Upper Serangoon Road	50.5
Jurong Entertainment Centre 2 Jurong East Central 1	95.0
Bugis Junction 200 Victoria Street	766.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaRetail Rivervale Trust

Description of Property	Valuation (S$' million)
Rivervale Mall 11 Rivervale Crescent	89.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaRetail BPP Trust

Description of Property	Valuation (S$' million)
Bukit Panjang Plaza (90 out of 91 strata lots) 1 Jelebu Road	255.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaRetail Lot One Trust

Description of Property	Valuation (S$' million)
Lot One Shoppers' Mall 21 Choa Chu Kang Ave 4	404.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust

Description of Property	Valuation (S$' million)
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road	2,732.4 (1)

Footnote:
(1) CMT's 40% interest in Raffles City amounted to S$1,093.0 million.

Copies of the valuation reports for the above properties are available for inspection at the registered office of the Manager (prior appointment will be appreciated) at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 during normal business hours for three months from the date of this Announcement.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Kannan Malini
Company Secretary
Singapore
17 July 2008

Important Notice

The value of units in CMT (the "**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **25 July 2008 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 3.52 cents per unit in CMT ("**Unit**") for the period from 1 April 2008 to 30 June 2008 (the "**Distribution**") comprising:-

(i) distribution out of capital (the "**capital component**") of 0.06 cents; and
(ii) distribution of taxable income (the "**taxable income component**") of 3.46 cents.

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **27 August 2008**.

DECLARATION FOR SINGAPORE TAX PURPOSES

(i) CAPITAL COMPONENT OF THE DISTRIBUTION

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For Unitholders who are liable to Singapore income tax on profits from sale of Units, the amount of capital component will be applied to reduce the cost base of their Units for Singapore income tax purposes.

(ii) TAXABLE INCOME COMPONENT OF THE DISTRIBUTION

The taxable income component of the Distribution is a distribution of income to Unitholders for Singapore income tax purposes. Tax will be deducted at source from the taxable income component in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such component and the term "income distribution" used thereafter refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross income distribution. The income distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross income distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Boardroom Corporate & Advisory Services Pte. Ltd. (formerly known as Lim Associates (Pte) Ltd), and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross income distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their income distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross income distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive an income distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return the Form to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their income distribution net of 18% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 29 July 2008.

Unitholders must complete and return the applicable form to Boardroom Corporate & Advisory Services Pte. Ltd's. office by 11 August 2008 at 5.00 p.m. in order to receive a gross income distribution or an income distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The income distribution is considered as income for the year 2008. Beneficial owners of the Distribution, other than those who are exempt from tax on the income distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross income distribution as taxable income in their income tax return for the year of assessment 2009.

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
25 July 2008 at 5:00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 11 August 2008 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
27 August 2008	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
17 July 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82 - 4507

CapitaMall Trust

CAPITAMALL TRUST

Second Quarter 2008 Financial Results Briefing

17 July 2008

Disclaimers

This presentation is focused on comparing actual results versus forecasts for the CMT malls as stated in the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008 and for RCS Trust as stated in the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008. This shall be read in conjunction with paragraph 9 of CMT's 2008 Second Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

82 - 4507

CapitaMall Trust

Financial Highlights

Financial Results
2Q 2008 (1 Apr – 30 Jun 2008)

Distribution Per Unit of 3.52 Cents Exceeds Forecast[1] by 1.7%

	Actual	Forecast[1]	Variance	Change
Distributable income	S$58.6 m[2]	S$57.6 m	S$1.0 m	1.7%
Distribution per unit	3.52 ¢	3.46 ¢	0.06 ¢	1.7%
Comprise:				
Taxable Income Distribution	3.46 ¢	3.45 ¢	0.01 ¢	0.3%
Capital Distribution	0.06 ¢	0.01 ¢	0.05 ¢	N.M
Annualised distribution per unit	14.16¢	13.92¢	0.24¢	1.7%
Annualised distribution yield (Based on unit price of S$3.04 on 16 July 2008)	4.66 %	4.58 %	0.08%	1.7%

CMT is committed to distribute 100% of its taxable income available for distribution for the financial year ended 31 December 2008, including the S$5.5 million retained in 1Q 2008

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.
2. Actual for the period includes release of S$1.0 million of net capital distribution income (after interest expense of S$0.9 million) from CapitaRetail China Trust ("CRCT") retained in 1Q 2008.

N.M – Not meaningful

CapitaMall Trust

?2 - 4507

82 - 4507

2Q 2008 vs 2Q 2007 and 1H 2008 vs 1H 2007

2Q 2008 Distribution Per Unit Increased 13.2% over 2Q 2007

	2Q 2008	2Q 2007	Variance	Change%
Annualised distribution per unit	14.16¢	12.51¢	+ 1.65¢	+13.2%
Annualised distribution yield (Based on unit price of S$3.04 on 16 July 2008)	4.66%	4.12%	+0.54%	+13.2%

1H 2008 Distribution Per Unit Increased 14.1% over 1H 2007

	1H 2008	1H 2007	Variance	Change%
Annualised distribution per unit	14.08¢ [1]	12.34¢ [2]	+1.74¢	+14.1%
Annualised distribution yield (Based on unit price of S$3.04 on 16 July 2008)	4.66%	4.06%	+0.60%	+14.1%

1. After retaining S$5.5 million of taxable income available for distribution to Unitholders
2. After retaining S$4.6 million of taxable income available for distribution to Unitholders

CapitaMall Trust

Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisitions, Asset Enhancements & Active Leasing form Core Components of Growth


14.16 ¢[2]
6.78 ¢[1]
Asset Enhancements / Reconfiguration & Others 42%
Upfront Payment of IMM Land Premium 5%
Active Leasing 20%
Acquisitions 33%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Annualised distribution for the period 1 April 2008 to 30 June 2008.

CapitaMall Trust

:2 - 4507

Steady DPU Growth Since Listing in July 2002

Multi-Pronged Strategy Delivers Continuous DPU Growth


7.34 ¢[1]
FY2002 DPU[1]
2002
+9.4%
8.03 ¢
FY2003 Actual DPU
2003
+18.1%
9.48 ¢
FY2004 Actual DPU
2004
+7.9%
10.23 ¢
FY2005 Actual DPU
2005
+14.3%
11.69¢
FY2006 Actual DPU
2006
+14.1%
13.34¢
FY2007 Actual DPU
2007
+6.1%
14.16[2]¢
FY2008 DPU[2]
2008

1. Based on annualised distribution per unit for the period 17 July 2002 to 31 December 2002. Distribution for the period was 3.38 cents.
2. Based on annualised distribution per unit for the period 1 April 2008 to 30 June 2008. Distribution for the period was 3.52 cents.

CapitaMall Trust

Potential for Growth in Singapore

Ownership of Private Retail Stock in Singapore (by NLA)



Private Fund
5.7%
Strata owned
7.0%
CapitaCommercial Trust
1.3%
CapitaLand
3.9%
CapitaMall Trust
13.0%
Other REITS
9.6%
Fragmented ownership
25.1%
Developers
34.4%

Source : UBS Research , June 2008

CapitaMall Trust

32 - 4507

On Track to Achieve Target Local Asset Size of S$ 9.0 billion by 2010

- With the acquisition of The Atrium@Orchard, CMT's total deposited property will increase from S$6.6bn[1] to S$7.2bn
- Strengthens CMT's position as the largest REIT by asset size and market capitalisation in Singapore
- On track to grow CMT's asset size in Singapore to S$9.0bn by 2010



10.0
8.0
6.0
4.0
2.0
0.0
(in S$bn)
6.6
7.2
9.0
Existing Properties1
With The Acquisition
2010 Target

1 As at 30 June 2008

CapitaMall Trust

Distribution Details

Distribution Period	1 April to 30 June 2008
Distribution Rate	3.52 cents per unit

Distribution Timetable

Notice of Book Closure Date	17 July 2008
Last Day of Trading on “cum” Basis	22 July 2008, 5.00 pm
Ex-Date	23 July 2008, 9.00 am
Book Closure Date	25 July 2008
Distribution Payment Date	27 August 2008

CapitaMall Trust

32 - 4507

CapitaMall Trust

Financial Results

82 - 4507

Distribution Statement
2Q 2008 (1 Apr – 30 Jun 2008)

	Actual S$'000	Forecast[1] S$'000	Variance (%)
Gross Revenue	125,632	119,822	4.8
Less property operating expenses	(41,992)	(39,654)	5.9
Net property income	**83,640**	**80,168**	**4.3**
Interest Income	590	19	N.M
Administrative expenses	(9,117)	(7,883)	15.6
Interest expenses	(22,158)	(19,940)	(11.1)
Net income before tax and before share of profit of associate	**52,955**	**52,364**	**1.1**
Net effect of non-tax deductible items	5,991	5,062	18.4
Net (profit) / loss from subsidiaries	(1,329)	34	N.M
Amount available for distribution to unitholders	**57,617**	**57,460**	**0.3**
Distributable Income	**58,647[2]**	**57,556[2]**	**1.7**
Distribution per unit (in cents) for period	**3.52 ¢**	**3.46 ¢**	**1.7**
Comprise:			
Taxable Income Distribution	3.46 ¢	3.45 ¢	0.01
Capital Distribution	0.06 ¢	0.01 ¢	N.M
Annualised distribution per unit (in cents)	**14.16 ¢**	**13.92 ¢**	**1.7**

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.
2. Actual for the period includes release of S$1.0 million of net capital distribution income (after interest expense of S$0.9 million) from CapitaRetail China Trust ("CRCT") retained in 1Q 2008.

N.M – Not meaningful

CapitaMall Trust

Distribution Statement
1H 2008 (1 Jan – 30 Jun 2008)

	Actual S$'000	Forecast[1] S$'000	Variance (%)
Gross Revenue	246,695	237,900	3.7
Less property operating expenses	(78,388)	(78,735)	(0.1)
Net property income	**168,307**	**159,165**	**5.7**
Interest Income	775	54	N.M
Administrative expenses	(17,067)	(15,696)	8.7
Interest expenses	(41,887)	(40,207)	4.2
Net income before tax and before share of profit of associate	**110,128**	**103,316**	**6.6**
Net effect of non-tax deductible items	8,934	8,712	2.5
Distribution income from associate	3,842	2,763	39.1
Net (profit) / loss from subsidiaries	(762)	1,005	N.M
Amount available for distribution to unitholders	122,142	115,796	5.5
Distributable Income	**116,642[2]**	**114,423**	**1.7**
Distribution per unit (in cents) for period	**7.00 ¢**	**6.88 ¢**	**1.7**
Comprise:			
Taxable Income Distribution	**6.88 ¢**	**6.84 ¢**	**0.6**
Capital Distribution	**0.12 ¢**	**0.04 ¢**	**N.M**
Annualised distribution per unit (in cents)	**14.08 ¢**	**13.83 ¢**	**1.7**

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.
2. After retaining S$5.5 million of taxable income available for distribution to Unitholders in 1Q 2008.

N.M – Not meaningful

CapitaMall Trust

Property Gross Revenue
2Q 2008 (1 Apr – 30 Jun 2008)

Portfolio Gross Revenue Exceeded Forecast[1] by 4.8%



CMT Portfolio
125.6
119.8
4.8%
Tampines Mall
15.6
14.5
Junction 8
12.0
11.4
Funan DigitaLife Mall
7.4
7.1
IMM Building
18.4
17.7
Plaza Singapura
17.9
17.7
Bugis Junction
16.0
15.0
Other Assets2
3.3
3.0
40% interest in Raffles City
19.3
18.8
CRS Portfolio 3
15.7
14.6
2Q Actual
2Q Forecast1
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
S$ million

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

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Property Operating Expense
2Q 2008 (1 Apr – 30 Jun 2008)

Property Operating Expense Exceeded Forecast[1] by 5.9%[2]



CMT Portfolio
42.0
39.6
5.9%
Tampines Mall
4.7
4.2
Junction 8
4.0
3.7
Funan DigitaLife Mall
2.8
2.7
IMM Building
6.4
6.2
Plaza Singapura
5.3
5.1
Bugis Junction
5.7
5.5
Other Assets3
1.6
1.3
40% interest in Raffles City
5.8
5.4
CRS Portfolio4
5.7
5.5
2Q Actual
2Q Forecast1
0 5 10 15 20 25 30 35 40 45 50
S$ million

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.
2. Higher property operating expenses because certain expense vary with higher revenue as well as higher property tax provisions as the annual value are expected to increase.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

CapitaMall Trust

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Net Property Income
2Q 2008 (1 Apr – 30 Jun 2008)

Portfolio Net Property Income Exceeded Forecast[1] by 4.3%


CMT Portfolio
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building
Plaza Singapura
Bugis Junction
Other Assets2
40% interest in Raffles City
CRS Portfolio3
83.6
80.2
10.9
10.3
8.0
7.6
4.6
4.4
12.0
11.5
12.6
12.6
10.3
9.5
1.7
1.7
13.5
13.4
10.0
9.2
4.3%
2Q Actual
2Q Forecast1
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
S$ million

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

CapitaMall Trust

Property Gross Revenue 2Q 2008 vs 2Q 2007

Gross Revenue Outperformed by 10.6% on Comparable Mall Basis


CMT Portfolio
125.6
113.6
10.6%
Tampines Mall
15.6
13.9
Junction 8
12.0
11.2
Funan DigitaLife Mall
7.4
6.9
IMM Building
18.4
15.8
Plaza Singapura
17.9
17.1
Bugis Junction
16.0
15.0
Other Assets1
3.3
3.0
40% interest in Raffles City
19.3
16.3
CRS Portfolio2
15.7
14.4
2Q 2008
2Q 2007
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140
S$ million

1. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
2. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. 2Q 2007 for CRS Portfolio includes the period from 1 April 2007 to 31 May 2007 when CRS is still a private trust.

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Property Operating Expense
2Q 2008 vs 2Q 2007

Operating Expenses Increased Marginally on Comparable Mall Basis



CMT Portfolio
42.0
40.3
4.2%
Tampines Mall
4.7
4.4
Junction 8
4.0
4.1
Funan DigitaLife Mall
2.8
2.6
IMM Building
6.4
6.8
Plaza Singapura
5.3
5.4
Bugis Junction
5.7
6.1
Other Assets¹
1.6
1.3
40% interest in Raffles City
5.8
4.4
CRS Portfolio²
5.7
5.2
2Q 2008
2Q 2007
0
5
10
15
20
25
30
35
40
45
50
S$ million

1. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
2. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. 2Q 2007 for CRS Portfolio includes the period from 1 April 2007 to 31 May 2007 when CRS is still a private trust.

CapitaMall Trust

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Net Property Income
2Q 2008 vs 2Q 2007

Net Property Income Outperformed by 14.1% on Comparable Mall Basis


CMT Portfolio
83.6
73.3
14.1%
Tampines Mall
10.9
9.5
Junction 8
8.0
7.1
Funan DigitaLife Mall
4.6
4.3
IMM Building
12.0
9.0
Plaza Singapura
12.6
11.7
Bugis Junction
10.3
8.9
Other Assets[1]
1.7
1.7
40% interest in Raffles City
13.5
11.9
CRS Portfolio[2]
10.0
9.2
2Q 2008
2Q 2007
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140
S$ million

1. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
2. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. 2Q 2007 for CRS Portfolio includes the period from 1 April 2007 to 31 May 2007 when CRS is still a private trust.

Property Gross Revenue
1H 2008 vs 1H 2007

Strong Gross Revenue Growth of 9.6% on Comparable Mall Basis



CMT Portfolio
246.7
225.1
9.6%
Tampines Mall
30.3
27.6
Junction 8
23.6
22.2
Funan DigitaLife Mall
14.5
13.2
IMM Building
36.4
31.5
Plaza Singapura
35.4
33.9
Bugis Junction
31.7
29.0
Other Assets[1]
6.4
7.1
40% interest in Raffles City
38.3
32.2
CRS Portfolio[2]
30.1
28.4
YTD Jun 08
YTD Jun 07
0
30
60
90
120
150
180
210
240
270
S$ million

1. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
2. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. 1H 2007 for CRS Portfolio includes the period from 1 January 2007 to 31 May 2007 when CRS is still a private trust.

CapitaMall Trust

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Property Operating Expenses 1H 2008 vs 1H 2007

Stabilised Portfolio Operating Expenses on Comparable Mall Basis



CMT Portfolio
78.4
76.4
2.6%
Tampines Mall
8.7
8.3
Junction 8
7.4
7.5
Funan DigitaLife Mall
5.0
5.1
IMM Building
12.2
13.0
Plaza Singapura
9.8
9.8
Bugis Junction
10.6
10.7
Other Assets[1]
2.4
2.9
40% interest in Raffles City
11.1
8.8
CRS Portfolio[2]
11.2
10.3
YTD Jun 08
YTD Jun 07
0
10
20
30
40
50
60
70
80
90
S$ million

1. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
2. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. 1H 2007 for CRS Portfolio includes the period from 1 January 2007 to 31 May 2007 when CRS is still a private trust.

CapitaMall Trust

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Net Property Income
1H 2008 vs 1H 2007

Robust Net Property Income Growth of 13.3% on Comparable Mall Basis


CMT Portfolio
168.3
148.7
13.3%
Tampines Mall
21.6
19.3
Junction 8
16.2
14.7
Funan DigitaLife Mall
9.5
8.1
IMM Building
24.2
18.5
Plaza Singapura
25.6
24.1
Bugis Junction
21.1
18.3
Other Assets1
4.0
4.2
40% interest in Raffles City
27.2
23.4
CRS Portfolio2
18.9
18.1
YTD Jun 08
YTD Jun 07
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190
S$ million

1. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
2. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. 1H 2007 for CRS Portfolio includes the period from 1 January 2007 to 31 May 2007 when CRS is still a private trust.

CapitaMall Trust

Valuation and Property Yield

CMT Portfolio As at 30 June 2008 S$ million	Previous Valuation[1] Million	Valuation 2008[2] million	Variance	Property Yield[3]	2008 Valuation S$ per sq ft NLA
Tampines Mall	720.0	771.0	51.0	5.4%	2,365
Junction 8	521.0	580.0	59.0	5.3%	2,353
Funan DigitaLife Mall	304.5	337.0	32.5	5.3%	1,134
IMM Building	600.0	650.0	50.0	7.0%	1,318 [6]
Plaza Singapura	922.0	990.0	68.0	5.1%	1,987
Bugis Junction	720.0	766.0	46.0	5.2%	1,824
Others [4]	233.5	253.5	20.0	5.5% [5]	805 [7]
	4,021.0	4,347.5	326.5	5.3%	1,735 [7]
Raffles City (40%)	1,034.4	1,093.0	58.6	4.9%	N.M [8]
CMT Before CRS Portfolio	**5,055.4**	**5,440.5**	**385.1**	**5.2%**	**1,735** [7]
Bukit Panjang Plaza	251.0	255.0	4.0	5.3%	1,718
Lot One Shoppers' Mall	385.5	404.0	18.5	5.2%	1,868
Rivervale Mall	86.0	89.0	3.0	4.9%	1,091
Total CMT Portfolio	**5,777.9**	**6,188.5**	**410.6**	**5.2%**	**1,725**

Less additions for the period 1 Jan to 30 June 2008	(129.3)
Net increase in valuations for the period 1 Jan to 30 June 2008	281.3

1. Valuation as at 1 Dec 2007.
2. Valuation as at 1 June 2008.
3. Property yield based on net property income forecast for the year ending 31 Dec 2008 as shown in announcement on Forecast Consolidated Statement of Total Return and Distributable Income dated 22 January 2008, and joint announcement with CCT on 9 June 2008 for RCS Trust. As Lot One is undergoing major asset enhancement initiatives, net property income is based on stabilised income.
4. Comprising Hougang Plaza and Jurong Entertainment Centre and Sembawang Shopping Centre.
5. Property Yield is calculated based on Jurong Entertainment Centre and Hougang Plaza's property yield and excludes Sembawang Shopping Centre which is undergoing asset enhancement initiatives.
6. Valuation per sq ft based on the retail portion of IMM only.
7. Valuation per sq ft excludes Sembawang Shopping Centre which is undergoing asset enhancement initiatives.
8. Not meaningful because Raffles City comprise retail, office, hotels and convention centre.

CapitaMall Trust

82 - 4507

Debt Capital Information as at 30 June 2008 (including 40% share in RCS Trust and 100% share in CRS)

Debt Maturity Profile



Fixed Rate Term Loan from Silver Maple under CMBS[1]
Short Term Borrowings
RCF of CRS/RCS
Fixed Rate Term Loan from Silver Oak under CMBS[1] – 40% interest in RCS Trust
Fixed Rate Notes issued under CMT MTN Pte. Ltd.
Floating Rate Notes issued under CMT MTN Pte. Ltd.
Fixed Rate Term Loan
S$ million
800
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
187.5
7.5%
37.5
1.5%
150.0
6.0%
748.7
29.7%
13.7
0.5%
80.0
3.2%
320.0 [2]
12.7%
335.0
13.3%
440.0
17.6%
160.0
6.4%
155.0
6.2%
125.0
5.0%
352.8
14.1%
6.4
0.3%
783.0
31.1%
433.0
17.2%
350.0
13.9%

1. CMBS means Commercial Mortgage Backed Security.
2. Class A to D Bonds and RCF of CRS have been refinanced by term loan due August 2009, at an overall all-in rate of 3.1%, which is below the previous all-in rate of 4.3%.
3. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.
4. Moody's has affirmed a corporate family rating of "A2" to CMT and revised the outlook to negative in May 2008. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.

Key Statistics

CMT (excluding 40% share in RCS Trust & 100% share in CRS)

Interest Cover	4.7 times
Average Cost of Debt	3.3%
Debt Rating	" AAA "
CMT's Corporate Rating [4]	" A2 "

CMT Group (including 40% share in RCS Trust & 100% share in CRS)

Gearing Ratio	37.7%
Average Cost of Debt	3.5%

CapitaMall Trust

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Proforma Debt Capital Information as at 30 June 2008 (Post Acquisition of The Atrium@Orchard) (including 40% share in RCS Trust and 100% share in CRS)

Proforma Debt Maturity Profile Post Convertible Bonds Due 2013



Fixed Rate Term Loan from Silver Maple under CMBS[1]
Short Term Borrowings
RCF of CRS/RCS
Fixed Rate Term Loan from Silver Oak under CMBS[1] – 40% interest in RCS Trust
Fixed Rate Notes issued under CMT MTN Pte. Ltd.
Floating Rate Notes issued under CMT MTN Pte. Ltd.
Fixed Rate Term Loan
Convertible Bonds ("CB") Due 2013
S$ million
800
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
187.5
5.9%
37.5
1.2%
150.0
4.7%
748.7
23.6%
13.7
0.4%
80.0
2.5%
320.0[2]
10.1%
335.0
10.6%
440.0
13.9%
160.0
5.1%
155.0
4.8%
125.0
4.0%
352.8[3]
11.2%
6.4
0.2%
783.0
24.8%
433.0
13.7%
350.0
11.1%
650.0
20.6%

2. Class A to D Bonds and RCF of CRS have been refinanced by term loan due August 2009, at an overall all-in rate of 3.1%, which is below the previous all-in rate of 4.3%.
3. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.
4. Assuming completion of The Atrium@Orchard.
5. Adjusted for additional S$650m CB with coupon of 1.00%.
6. Adjusted for additional S$650m CB and acquisition of The Atrium@Orchard.

Key Statistics

CMT Post-Acquisition[4]

CMT (excluding 40% share in RCS Trust & 100% share in CRS)

Interest Cover[5]	4.2 times
Average Cost of Debt[5]	2.9%
Debt Rating	"AAA"
CMT's Corporate Rating	"A2"

CMT Group (including 40% share in RCS Trust & 100% share in CRS)

Gearing Ratio[6]	43.9%
Average Cost of Debt[5]	3.2%

CapitaMall Trust

82 - 4507

Refinancing Due in 2008 and 2009

- Facilities / drawings under unsecured multicurrency medium term note programme to refinance debts due within next 12 months.
- Swap rate locked in for five years for S$320 million Term Loan due for refinancing in August 2009



Fixed Rate Term Loan from Silver Maple under CMBS[1]
Short Term Borrowings
RCF of CRS
Fixed Rate Term Loan (swap fixed for another 5 yrs)
Fixed Rate Notes issued under CMT MTN Pte. Ltd.
S$million
350
300
250
200
150
100
50
0
187.5
37.5
150.0
80.0
333.7
335.0
13.7
320.0
Class A to D Bonds and RCF of CRS have been refinanced by term loan due August 2009, at an overall all-in rate of 3.1%, which is below the previous all-in rate of 4.3%.
December 2008
May 2009
August 2009

1. CMBS means Commercial Mortgage Backed Security.

CapitaMall Trust

82 - 4507

Balance Sheet

As at 30 June 2008	S$'000
Non Current Assets	6,333,803
Current Assets	387,790
Total Assets	6,721,593
Current Liabilities	382,465
Non-Current Liabilities	2,301,280
Less Total Liabilities	2,683,745
Net Assets	4,037,848
Unitholders' Funds	4,037,848
Units In Issue ('000 units)	1,664,985[1]

Net Asset Value per unit (as at 30 June 2008)	S$2.43
Adjusted Net Asset Value per unit (excluding distributable income)	S$2.39

Net Asset Value per unit (as at 31 Dec 2007)	S$2.24
Adjusted Net Asset Value per unit (excluding distributable income)	S$2.21

1. Including 686,270 new units which will be issued in August 2008 as payment of asset management fees for 2Q 2008.

CapitaMall Trust

Year on Year Net Asset Value per Unit Growth

Net Asset Value Per Unit Registered an Average Annual Growth of 18% Since 2003



$ 1.03
+27%
S$ 1.31[1]
+25%
S$ 1.64[1]
+14%
S$ 1.87[2]
+18%
S$ 2.21[3]
+8%
S$ 2.39[3,4]
2003
2004
2005
2006
2007
YTD 2008

1. NAV computations were based on CMT and its associates' results which were after equity accounting of the associate, CRS. This value excludes distributable income.
2. NAV computations were based on CMT and its investee's results which were after equity accounting of the associate, CRS. This value excludes distributable income.
3. NAV computation was based on CMT Group's results which were after taking in proportionate consolidation of CMT's 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 23 April 2007) and equity accounting of its associates. This value excludes distributable income.
4. NAV computation as at 30 June 2008. This value excludes distributable income.

CapitaMall Trust

82 - 4507

CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Strong Rental Rates Achieved vs Forecast & Preceding Rentals

From 1 January to 30 June 2008 (Excluding Newly Created Units)

Property	No. of Renewals /New Leases[1]	% Retention Rate	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
			Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Tampines Mall	41	80.5	61,022	18.7	3.6	10.0
Junction 8	30	76.7	47,115	19.1	0.7	7.6
Funan DigitaLife Mall	16	93.8	16,186	5.4	1.0	14.5
IMM Building[2]	2	100.0	634	0.2	3.0	8.6
Plaza Singapura	37	70.3	128,101	25.7	6.0	11.2
Bugis Junction	13	48.2	26,157	6.2	2.7	9.8
Other assets[3]	12	100.0	10,298	5.7	3.5	6.5
Lot One Shoppers' Mall	12	83.3	12,300	5.7	2.1	7.9
Bukit Panjang Plaza	13	84.6	8,068	5.4	2.0	6.6
Rivervale Mall	17	82.4	9,206	11.3	2.6	7.7
CMT Portfolio	193	77.7	319,087	9.9	3.4	9.9

1. Includes only retail leases of CMT and CRS Malls , excluding Raffles City Shopping Centre and Sembawang Shopping Centre.
2. Including only renewal of retail units.
3. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

CapitaMall Trust

Strong Renewals Achieved Year-on-Year

CMT Portfolio (Year)	No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates Vs	
		Area (Sq Ft)	% of Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
YTD 2008	193	319,087	9.9%	3.4%[2]	9.9%
2007[3]	346	660,397	23.7	5.0%[4]	12.0%
2006[5]	299	505,857	17.8	4.7%[6]	8.3%
2005[7]	189	401,263	23.2	6.8%[8]	12.6%
2004	248	244,408	14.2	4.0%[9]	7.3%
2003	325	350,743	15.6	6.2%[10]	10.6%

1. As at 31 December 2003, 31 December 2004, 31 December 2005, 31 December 2006, 31 December 2007 and 30 June 2008 respectively.
2. Based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008. For IMM Building, only retail units were included into the analysis. Renewal/ New leases exclude those from Raffles City tenants.
3. As at 31 December 2007. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 136 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis. Renewals/ New leases exclude those from Raffles City Shopping Centre Retail Tenants.
4. Based on the forecast shown in the CMT OIS dated 29 August 2006.
5. As at 31 December 2006. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account. 219 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis.
6. Forecast rental rates for the period from 1 January 2006 to 31 August 2006 , are the basis for the forecast shown CMT Circular dated 18 October 2005 and the forecast rental rates for the period 1 September 2006 to 31 December 2006 is the basis for forecast shown in the CMT OIS dated 29 August 2006. Excluding Hougang Plaza Units, Jurong Entertainment Centre, Sembawang Shopping Centre and Bugis Junction which were acquired in 2005. Only renewals of retail units not budgeted to be affected by asset enhancement works were taken in account, 219 units originally budgeted to be affected by asset enhancement works on Level 2 & 3 of IMM Building were excluded from the analysis.
7. As at 31 December 2005. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 149 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
8. Forecast rental rates for the period from 1 January 2005 to 30 October 2005 is the basis for the forecast shown in the CMT Circular dated 20 July 2004 and the forecast rental rates for the period 31 October 2005 to 31 December 2005 is the basis for forecast shown in the CMT Circular dated 18 October 2005.
9. Forecast rental rates for the period 1 January 2004 to 1 August 2004 is the basis for the forecast shown in the CMT Circular dated 11 June 2003 and the forecast rental rates for the period 2 August 2004 to 31 December 2004 is the basis for the forecast shown in the CMT Circular dated 20 July 2004.
10. Forecast rental rates for the period 1 January 2003 to 25 June 2003 is the basis for the forecast shown in the CMT Circular dated 28 June 2002 and the forecast rental rates for the period 26 June 2003 to 31 December 2003 is the basis of the forecast shown in the CMT Circular dated 11 June 2003.

CapitaMall Trust

Portfolio Lease Expiry Profile for 2008 By Property

As at 30 Jun 2008	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	21	27,004	8.4%	402	9.2%
Junction 8	17	9,796	4.0%	244	7.3%
Funan DigitaLife Mall	31	35,254	11.9%	344	16.3%
IMM Building	58	53,096	5.8%	289	5.3%
Plaza Singapura	32	40,663	8.2%	555	10.3%
Bugis Junction	11	14,013	3.4%	235	4.9%
Others[3]	7	17,223	9.5%	175	20.4%
Lot One Shoppers' Mall	16	46,141	26.4%	435	19.9%
Bukit Panjang Plaza	26	14,869	11.0%	282	18.0%
Rivervale Mall	8	18,523	22.7%	122	20.1%

1. As percentage of total net lettable area as at 30 June 2008
2. As percentage of total gross rental income for the month of June 2008.
3. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

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Portfolio Lease Expiry Profile by Year

As at 30 June 2008[1]

	No. of Leases	Gross Rental Income	
		S$'000	% of Total[2]
2008	227	3,083	10.1
2009	672	9,975	32.6
2010	737	11,165	36.4
2011	277	5,162	16.8
2012 and Beyond	20	1,251	4.1

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 30 June 2008[1]
By Gross Rent	1.83
By Net Lettable Area	2.02

In addition, over 96.0%[3] of our forecast[4] gross rental revenue for 2008 has already been locked in as at 30 June 2008

1. Excluding CMT's 40% stake in Raffles City. Excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007 . Including CRS Malls.
2. As percentage of total gross rental income for the month of June 2008
3. Excludes Raffles City . Based on all committed leases as at 30 June 2008 and assuming the remaining leases due for renewal in 2008 are not renewed and left vacant.
4. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008.

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Gross Turnover and Gross Rent Comparison

Tenants' Sales Growth Outpaces Increase in Gross Rent[1]

Tampines Mall (Sample Size[2]: 107)

	Sales (in'000s)	% Increase	Gross Rent (in '000s)	% Increase
2007	67,538		12,665	
2008	72.304	7.1	13,419	6.0

Plaza Singapura (Sample Size[2] : 143)

	Sales (in'000s)	% Increase	Gross Rent (in '000s)	% Increase
2007	92,317		16,538	
2008	96,995	5.1	16,869	2.0

Junction 8 (Sample Size[2] : 86)

	Sales (in'000s)	% Increase	Gross Rent (in '000s)	% Increase
2007	58,418		8,221	
2008	61,227	4.8	8,550	4.0

1 Includes additional GTO rent.
2 Includes only tenants with complete GTO information available for the period 1 January 2007 to 31 May 2007 and 1 January 2008 to 30 May 2008.

CapitaMall Trust

Gross Turnover Rent & Step-Up Leases

% of Total Portfolio of Tenants[1]



100%
80%
60%
40%
20%
0%
86.4%
76.6%
85.8%
84.1%
79.1%
77.3%
6.7%
6.8%
Tenants with Step-Up Rental
Tenants Paying GTO Rent
Step up Rental as at June 08
Paying +% Type GTO Rent as at June 08
Paying +% Type GTO Rent as at June 07

No. of Tenants[1] in the Portfolio



1600
1400
1200
1000
800
600
400
200
0
1,499
1,269
1,487
1,393
1,370
92.1%
1,280
91.9%
117
7.9%
113
8.1%
Tenants with Step-Up Rental
Tenants Paying GTO Rent
Step up Rental as at June 07
Paying OR % Type GTO Rent as at June 08
Paying OR % Type GTO Rent as at June 08

1. Includes retail leases only. Includes Raffles City and CRS Malls and excludes Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

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High Committed Occupancy Rates at All Malls

Achieved Close to 100% Occupancy Rate as at 30 June 2008

	As at 31 Mar 07	As at 30 Jun 07	As at 30 Sept 07	As at 31 Dec 07	As at 31 Mar 08	As at 30 Jun 08
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	97.4%[1]	98.6%[1]	99.3%	99.7%	99.2%	99.3%
IMM Building[2]	98.4%	99.3%	99.9%	99.9%	100.0%	100.0%
Plaza Singapura	99.9%	100.0%	100.0%	100.0%	100.0%	100.0%
Bugis Junction	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Others[3]	98.2%	100.0%	100.0%	100.0%	100.0%	100.0%
Lot One Shoppers' Mall		100.0%	99.7%	92.7%[4]	99.6%	99.7%
Bukit Panjang Plaza		99.7%	100.0%	99.9%	100.0%	100.0%
Rivervale Mall		100.0%	100.0%	100.0%	100.0%	100.0%
CMT Portfolio	99.3%	99.7%	99.9%	99.5%	99.9%	99.9%

1. Due to asset enhancement works at Funan DigitaLife Mall, which affected occupancy rate for the month.
2. Information is based on IMM retail space only.
3. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.
4. Lower occupancy due to asset enhancement works at Lot One Shoppers' Mall.

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Top 10 Tenants

10 largest tenants[1] by total gross rental contribute 21.0% of total gross rental
No one tenant contributes more than 3.6% of total gross rental

Tenant	Trade Sector	Expiry Date [2]	Area (sq ft)	% of Gross Rental Income	% of Net Lettable Area
BHG (Singapore) Pte. Ltd[3]	Department store	May 10, Mar 10 & Apr 15	218,162	3.6%	6.7%
Cold Storage Singapore (1983) Pte Ltd	Supermarket/ Services/ Warehouse	May 09, Jun 09, Jul 09, Sep 09, Oct 09 ,Dec 09, Mar 10, Apr 10, Jun 10, Jul 10 & Aug10	150,334	3.2%	4.6%
NTUC Fairprice Co-operative Ltd	Supermarket	July 08, Nov08, Nov 09, Dec08, Nov09, Dec 09, Feb 10, Dec10 & Dec11	141,221	3.1%	4.3%
Golden Village Multiplex Pte Ltd	Leisure & Entertainment	Nov 09 , Nov 10 & Feb 14	116,056	2.2%	3.8%
Best Denki (S) Pte Ltd	Electronics / Warehouse	Aug 09, Apr 10, Aug 10 &Dec 10	73,957	1.8%	2.3%
Kopitiam[4]	Food Court	Nov 08, Feb 09, Nov 09, Mar 10& Sep 10	73,910	1.5%	1.8%
Wing Tai Holdings Ltd	Fashion / Food & Beverage	Feb 09, Jul 09, Aug 09, Sep 09, Nov 09, May 10, Aug 10 & Nov 10	19,086	1.5%	0.7%
Carrefour Singapore Pte Ltd	Supermarket	Nov 09	88,211	1.4%	2.5%
McDonald's Restaurants Pte Ltd	Food & Beverage	Feb 09, Mar 09 , Nov 09 & Jan 10, May 10 & Jun 10	24,583	1.4%	0.8%
Baleno Kingdom (S) Pte Ltd	Fashion	Nov 08, Jun 09, Jul 09, Sep 09, Dec 09, May 10, Jun 10 & Sep 10	18,027	1.3%	0.5%

1 Excluding Raffles City .
2 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants.
3 Formerly known as Seiyu (Singapore) Private Limited.
4 Comprises Kopitiam Investment Pte Ltd, Copitiam Pte Ltd and S28 Holdings Pte Ltd (which is a wholly owned subsidiary of Kopitiam Investment Pte Ltd).

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Well Diversified Trade Mix Across the Portfolio

Portfolio[1]

By Net Lettable Area as at 30 June 2008



2.1%
3.5%
5.1%
8.3%
8.8%
9.4%
9.4%
11.4%
12.5%
13.3%
16.2%

By Gross Rent as at 30 June 2008



2.0%
0.6%
24.5%
22.0%
18.0%
7.7%
6.5%
5.9%
5.4%
4.1%
3.3%

- Food & Beverage/Food Court
- Warehouse
- Educational/Services
- Leisure and Entertainment/Sports & Fitness
- Supermarkets
- Department Store
- Fashion
- Electronics
- Home Furnishings
- Books/Gifts & Specialty/Hobbies/Toys
- Office Rental

As at 30 June 2008

1. Excluding Sembawang Shopping Centre and Raffles City.

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Potential of Trade Remixing to Optimise Rental

- Potential to attract higher rent paying trade type (such as Fashion, Gifts and Specialty) and further optimise trade mix to enhance shoppers' traffic
- Department stores' dominant presence at some of our malls may be evaluated



Average Rent[1] psf per month
% of Total Net Lettable Area
25
20
15
10
5
0
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2008 Average Gross Rental S$9.39[1,2]
2007 Average Gross Rental S$9.27[1,2]
Supermarkets
Food & beverage
Gifts and Specialty
Department store
Home Furnishings
Leisure and Entertainment
Electronics
Services
Fashion
Food Court
Books
Hobbies
Educational
Sports/ Fitness
Toys
Warehouse
Office
Average Rent
% of Total NLA

1 Excluding turnover rent.
2 Excluding Raffles City . Includes CRS Malls .

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Incremental Net Property Income from Uncompleted AEI Initiatives[1]


14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
0.6
0.9
1.5
9.5
12.4
Plaza Singapura
Bugis Junction
Lot One
Sembawang Shopping Centre 2
Jurong Entertainment Centre

1. Incremental net property income from 1H 2008.
2. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007 and this figure represents the estimated full year Net Property Income on a stabilised basis.

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CapitaMall Trust

Asset Enhancements Update

AEI Timeline[1] and Capital Expenditure[1] Outlay

	2007	2008	2009
IMM Building	S$48.8M	S$12.2M	
Tampines Mall	S$9.9M		
Sembawang Shopping Centre	S$24.3M	S$44.0M	
Junction 8	S$4.8M		
Plaza Singapura	S$0.7M	S$2.5M	
Bugis Junction	S$18.8M	S$12.6M; S$3.4 M	S$5.1 M
Raffles City Singapore[2] (Phase 1 ,2 &3)	S$51.0M	S$24.4M; S$7.5M	S$28.8M
Lot One	S$10.3M	S$41.4M	
Jurong Entertainment Centre		S$26.0M	S$79.8 M
	S$168.6 million	S$174.0 million	S$113.7 million

1. Based on Manager's estimates.
2. CMT's share of Raffles City Singapore's capital expenditure (as stated above) is only 40%.

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CapitaMall
Trust

The Atrium@Orchard

Value Creation Opportunities

- The Manager proposes to expand the retail footprint of the Atrium@Orchard (Atrium) by integrating with Plaza Singapura via the change of use of the Gross Floor Area (GFA)[1]
- Unproductive and lower yielding areas within the Atrium have been identified for potential conversion and decanting[1]
- After completion of the proposed asset enhancement initiatives[1], the property yield is expected to be further enhanced

1 Subject to obtaining approvals from the relevant authorities

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Value Creation Opportunities

- After integration of the Atrium and Plaza Singapura, the integrated development will enjoy more than 850,000 sq ft of NLA (post AEI[1]) with a combined frontage of approximately 170 meters, becoming one of the largest integrated developments along Orchard Road

- The Manager intends to capitalise on the long frontage along Orchard Road to create highly visible duplex flagship stores

1 Subject to obtaining approvals from the relevant authorities

Artist's Impression Following The Proposed Integration of The Atrium and Plaza Singapura[1]


CapitaMall
CapitaMall
GUESS
SINCERE
SK
SEPHORA

1 Subject to obtaining approvals from the relevant authorities

CapitaMall Trust

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Proposed Value Creation Initiatives – Level 1


Plaza Singapura
Existing Retail Areas
New Retail Areas

Retail	Before AEI	After AEI	Variance
GFA	36,600 sq ft	59,680 sq ft	↑ 23,080 sq ft
NLA	16,092 sq ft	34,107 sq ft	↑ 18,015 sq ft

1 Subject to obtaining approvals from the relevant authorities

CapitaMall Trust

Proposed Value Creation Initiatives – Level 2



Plaza Singapura
Existing Office Areas
New Retail Areas
GFA

Retail	Before AEI	After AEI	Variance
GFA	-	97,274 sq ft	↑ 97,274 sq ft
NLA	-	71,023 sq ft	↑ 71,023 sq ft

1 Subject to obtaining approvals from the relevant authorities
2 Preliminary technical feasibility studies have been undertaken to confirm that the expansion of level 2 retail footprint can be carried out without involving complicated structural works

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Proposed Value Creation Initiatives – Level 3


Plaza Singapura
Existing Office Areas
New Retail Areas
GFA

Retail	Before AEI	After AEI	Variance
GFA	-	94,491 sq ft	↑ 94,491 sq ft
NLA	-	66,997 sq ft	↑ 66,997 sq ft

Notes:
1 Subject to obtaining approvals from the relevant authorities
2 Preliminary technical feasibility studies have been undertaken to confirm that the expansion of level 2 retail footprint can be carried out without involving complicated structural works

CapitaMall Trust

Proposed AEI Impact on Atrium's GFA & NLA

	Before AEI	After AEI	Variance
GFA (sq ft)			
Office & ancillary	517,874	303,029	↓ 214,845
Retail	36,601	251,446	↑ 214,845
Total	**554,475**	**554,475**	-
NLA (sq ft)			
Office	357,354	186,355	↓ 170,999
Retail	16,092	172,128	↑ 156,035
Total	**373,446**	**358,482**	**↓ 14,964**

Note:
1 Subject to obtaining approvals from the relevant authorities

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Value Creation Opportunities

- The additional Retail GFA is created via:
  - Donating approximately 43,000 sq ft of GFA for Civic & Community usage
  - Converting low yielding office space; and
  - Converting unproductive ancillary GFA
- Exploring opportunities to convert approximately an additional 3,000 square metres of ancillary GFA into productive GFA so as to reduce the impact of the Office GFA decantation

Note:
1 Subject to obtaining approvals from the relevant authorities

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Value Creation of Planned Initiatives

Capital Expenditure	Phase	Estimated Completion	Net Lettable Area
S$150.1 mil	1 – Level 1	End-2009	34,100 sq ft
	2 – Level 2	Mid-2010	71,000 sq ft
	3 – Level 3 & C&CI Areas	End-2010	66,900 sq ft

	AEI Budget[1]
Incremental Gross Revenue p.a.	S$ 30.9 mil
Incremental Net Property Income	**S$ 21.6 mil**
Total Capital Expenditure	S$ 150.1 mil
Return on Investment	14.4%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 393.5 mil
Increased in Value (net of investment cost)	**S$ 243.4 mil**

Note:

1 Forecast value creation is based on Manager's estimates and subject to obtaining approvals from relevant authorities

CapitaMall Trust

CapitaMall Trust

Lot One Shoppers' Mall

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Lot One Shoppers' Mall
Proposed Asset Enhancement Works



New Façade



Wet Playground on Level 5 Rooftop Plaza



New Streetscape



Basement 1 Market Place

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Asset Enhancement Initiatives

- Decant space currently occupied by the National Library Board. It will occupy area classified for use by Civic and Community Institution, which is deemed non commercial GFA.
- Create 4-storey retail extension block measuring over 16,500 sq ft in NLA
- Level 1 of retail extension block will seamlessly connect to the Chua Chu Kang MRT station via a covered linkway
- More than 50 new shops will be created on Levels 1, 2, 3, and 4 of the retail extension block
- Rooftop landscaped garden, comprising a children's playground and a designated water play area with interactive features, to be created on the rooftop
- Existing basement foodcourt will relocate to Level 4 of new retail extension block and the supermarket will move to take over the space vacated by the foodcourt
- New F&B cum specialty shops will be introduced at the reconfigured area relinquished by the supermarket on Basement 1

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Basement 1 Plan


Reconfiguration of existing Supermarket space to F&B units / kiosks and specialty units
New escalator from Level 1 Open Plaza
SUPERMARKET
New food street through reconfiguration of existing kiosks
F&B
Retail

	Before AEI	After AEI	Variance
Gross Rent per mth	S$537,580	S$700,866	+ 30.4%

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Lot One Shoppers' Mall
Proposed Level 1 Plan


Extension of retail floor plate towards Choa Chu Kang MRT Station
New escalator for direct connection to Basement 1
New escalator to ease circulation from Levels 1 to 5
Fully covered 4 storey high Open Plaza
Slabbing of voids to create a larger atrium
F&B
Retail

	Before AEI	After AEI	Variance
Gross Rent per mth	S$499,492	S$638,110	+ 27.8%

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Lot One Shoppers' Mall
Proposed Level 2 Plan



New units created through extension of floor plate over the Open Plaza
New escalator to ease circulation from Levels 1 to 5
Slabbing of voids to create 8 nos. of retail kiosks

F&B

Retail

	Before AEI	After AEI	Variance
Gross Rent per mth	S$354,612	S$524,766	+ 48.0%

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Lot One Shoppers' Mall
Proposed Level 3 Plan


New units created through extension of floor plate over the Open Plaza
New escalator to ease circulation from Levels 1 to 5
Slabbing of voids to create 4 nos. of retail kiosks
F&B
Retail

	Before AEI	After AEI	Variance
Gross Rent per mth	S$318,826	S$405,101	+ 27.1%

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 4 Plan


Relocation of Food Court from Basement 1 to Level 4
Enlarged Community Library of over 25,000sf
New escalator to ease circulation from Levels 1 to 5
LIBRARY
FOOD COURT
New void to enhance visibility of the upper levels
F&B
Retail

	Before AEI	After AEI	Variance
Gross Rent per mth	S$242,721	S$276,303	+ 13.8%

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 5 Plan



Landscaped Roof Plaza incorporating Wet & Dry Playground and TV Room
New escalator to ease circulation from Levels 1 to 5
Open Plaza with Amphitheatre for Community Events
Stage
Event Plaza
Splash Zone
F&B
Retail

	Before AEI	After AEI	Variance
Gross Rent per mth	S$90,418	S$87,667	- 3.0%

CapitaMall Trust

Lot One Shoppers' Mall
New Shops on Level 2




HEIDI'S




citibella

CapitaMall Trust

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Lot One Shoppers' Mall
New Shops on Level 3



OGAWA



MOF
Japanese





SUSHI

CapitaMall Trust

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Lot One Shoppers' Mall
New Shops on Level 4



PC ZONE



CapitaMall Trust

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Lot One Shoppers' Mall
Indicative AEI Timeline

Completed on Schedule

Activity	Commencement Date
Start of AEI	3rd Quarter 2007
Activity	**Target Completion Date[1]**
Level 1 Extension	January 2008
Level 2 Extension	1st Quarter 2008
Level 3 Extension	1st Quarter 2008
Levels 4 and 5 Extension	2nd Quarter 2008
Basement 1 Reconfiguration	4th Quarter 2008
Roof Top Landscape Plaza	4th Quarter 2008
Internal Reconfiguration from Levels 1 to 4	4th Quarter 2008

1. Based on Manager's estimates

CapitaMall Trust

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Lot One Shoppers' Mall

AEI Leasing Update – 84% of The Projected Increase in Rents Committed

	Before AEI	After AEI[1]	Variance
Net Lettable Area (sq ft)	203,530	216,790	+ 6.5%
Average Rent psf per month	S$ 10.04	S$ 12.14	+ 20.9%
Gross Rent per month	S$2,043,650	S$2,632,814	+ 28.8%

S$5.8 million (84%) out of the S$6.9 million projected increase in rental revenue per annum has been committed on a stabilised basis

1. Approximately 25,700 sq ft of retail GFA will be decanted at the end of enhancement works.

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Lot One Shoppers' Mall
Valuation Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$51.7 mil	**3rd Qtr 2007**	**4th Qtr 2008**

	AEI Budget[1]
Incremental Gross Revenue p.a.	S$ 6.9 mil
Incremental Net Property Income	**S$ 5.2 mil**
Total Capital Expenditure	S$ 51.7 mil
Return on Investment	10.1%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 94.6 mil
Increased in Value (net of investment cost)	**S$ 42.9 mil**

1) Forecast value creation is based on Manager's estimates

CapitaMall Trust

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Lot One Shoppers' Mall
Active Management Increases Property Yield

At Acquisition In June 2007	
Total Acquisition Cost	S$376.0 million
Entry Property Yield	**4.6%**
After Asset Enhancement Initiatives On Stabilised Basis	
Total Acquisition Cost	S$376.0 million
Other Capex	S$0.9 million
Asset Enhancement Initiatives Capex	S$51.7 million
Total Cost	S$428.6 million
Current Property Yield[1]	**5.5%**

1) Forecast value creation is based on Manager's estimates for 2009

CapitaMall Trust

CapitaMall Trust

Bugis Junction

Bugis Junction
Proposed Plan - Level 2 of Retail Block

Before AEI

Existing Façade Facing Hylam Street





Slabover existing voids & extension of lease line to enhance value and improve circulation

After AEI

New Façade Facing Hylam Street





Conversion of façade into glass parapets to improve visibility

CapitaMall Trust

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Bugis Junction

Proposed Plan – Conversion of Internal Façade for Levels 2 and 3 of Retail Block



Existing Facade



New Facade

CapitaMall Trust

Bugis Junction
Proposed Plan - Level 3 of Retail Block

Before AEI



After AEI



Slabover of existing voids and extension of lease line to enhance value & improve circulation

Reconfigured retail units 100% committed
L3 façade converted to glass parapets

	Current	After AEI [1]	Variance
Net Lettable Area (sq ft)	14,540	14,570	+ 0.2%
Gross Revenue (pa)	$1.20mil	$1.96mil	+ 63%
Gross Rental (psf)	$6.90	$11.22	+ 63%

1. Based on Manager's estimates

CapitaMall Trust

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Bugis Junction
Value Creation of Planned Initiatives

On Level 3, approximately 40% of the projected increase in rental revenue per annum has been committed on a stabilised basis

Capital Expenditure	Start Date	Completion Date
S$8.5 million	**2nd Quarter 2008**	**3th Quarter 2009**

	AEI Budget[1]
Incremental Gross Revenue	S$1.06 million
Incremental Net Property Income	**S$0.85 million**
Capital Expenditure	S$8.5 million
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$15.42 million
Increase in Value (net of investment costs)	**S$6.92 million**

1. Based on Manager's estimates

73

CapitaMall Trust

CapitaMall Trust

Funan DigitaLife Mall

Funan DigitaLife Mall
Exploring Options to Maximise Value

- Submitted for Written Permission (WP) to maximise unutilised GFA of approx. 388,000 sq ft. Funan employed only 3.89 of its allowable plot ratio of 7.0
- Differential Premium locked in at $65.2 million and paid in June 2008
- The effective land cost allocated to Office of S$247 per sq ft compares favorably to ongoing land sales price for commercial / retail sites
- Exploring options to unlock value for Unitholders

	Existing	Allowable/ Proposed	Variance
Gross Plot Ratio	**3.89**	**7.0**	**80%** ↑
Gross Floor Area (Total)	**482,100 sq ft**	**870,352 sq ft**	**388,252** ↑
Gross Floor Area (Proposed Office Space)	**-**	**315,561 sq ft**	**NA**

	Total (S$ million)	$ per sq. ft. proposed GFA
Differential Premium [1] (Allocated to Office)	55	S$ 174
99-year lease top up premium [1] (Allocated to Office)	23	S$ 73
Effective Land Cost (Office Component)	**78**	**S$ 247**
Market Land Cost [2]	**S$ 900 – S$ 1,000**	

1. Allocation based on GFA usage
2. Based on Manager's estimates

CapitaMall Trust

Funan DigitaLife Mall
Proposed Retail cum Office Development

Preliminary Facade Design


EPSON

Office Lobby

Note: Plan is subject to obtaining approval from relevant authorities

Funan DigitaLife Mall
Proposed Retail cum Office Development



L6 – L9 Office
B1 – L5 Retail
Carpark
SECTI
CapitaMall Trust
intel
SONY
FUNAN



CapitaMall Trust

Note: Plan is subject to obtaining approval from relevant authorities

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Funan DigitaLife Mall
Proposed Retail cum Office Development

Proposed Office Entrances



2 Office Entrances On Level 1 – Fronting North Bridge Rd and Hill Street



Transfer Lobby for the Office Development On Level 3



Office Layout on a Typical Floor


Garden/Light
Court





Note: Plan is subject to obtaining approval from relevant authorities

CapitaMall Trust

Plaza Singapura

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Plaza Singapura
Proposed Plan - Level 3

Level 3 - Reconfiguration and subdivision to enhance the retail offering



World of Sports
John Little
Leonard Drake
Mothercare

Before



After

13 new units

CapitaMall Trust

Plaza Singapura
Proposed Plan - Level 3

100% Committed


WORLD OF SPORTS
MANICURE
PEDICURE
BY OPI
World of Sports
Golf's network
Crocs
John Little
John Little
Baby Spa
Levis Kids
PINC
Cold Wear
Sanrio Gift
Cool Toys
Leonard Drake

CapitaMall Trust

Plaza Singapura
Average Rent per sq ft Grows 58.7%

Impact On Rental Of Affected Units			
	Before AEI	After AEI	Variance
Net Lettable Area (sq. ft)	21,082	20,238	- 4.0%
Average Rent per sq. ft	$6.12	$9.71	+ 58.7%
Gross Rent per month	S$129,108	S$196,596	+ 52.3%

CapitaMall Trust

Plaza Singapura

Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$2.45 million	**3rd Quarter 2008**	**4th Quarter 2008**

	AEI Budget[1]
Incremental Gross Revenue	S$0.81 million
Incremental Net Property Income	**S$0.61 million**
Capital Expenditure	S$2.45 million
Return on Investment	24.9%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	$11.1 million
Increase in Value (net of investment costs)	**S$8.65 million**

1. Based on Manager's estimates

CapitaMall Trust

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CapitaMall Trust

Junction 8

Junction 8
Proposed Asset Enhancement Initiatives

- Approval obtained from Urban Redevelopment Authority to enclose 10 metre walkway
- Create seamless shopping experience for our shoppers
- Expect electricity cost savings as a result of minimal air-con leakages from existing shops along the walkway


To MRT
To bus interchange
Enclose walkway for seamless shopping experience

Level 1

Proposed view from MRT



Note: Plan is subject to obtaining approval from relevant authorities

CapitaMall Trust

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CapitaMall Trust

Singapore Retail Market Overview

Retail Rents
Have Not Gone Beyond Pre-Crisis Level

Retail Rents have not increased to pre-crisis levels in comparison to Residential and Office Rentals


$ psf for Retail Rent
$ psf for Office & Residential rent
Forecast
S$ 35.46
S$ 14.62
S$ 4.14
Retail Rent² still below its historical peak
Office rent¹ goes beyond its historical peak
Residential rent³ grows steadily
45
40
35
30
25
20
15
10
5
0
25
20
15
10
5
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008E
2009E
2010E
2011E
2012E
Year
Prime Retail
Prime Residential
Prime Office

Source: DTZ Research, JLL Research, June 2008

1. Includes office rental in Raffles Place.
2. Includes prime 1st storey rental rates.
3. Includes residential rental in prime areas.

CapitaMall Trust

Potential Upside in Retail Rental Rates[1]



Net Effective Rental Per sft pm
45
40
35
30
25
20
15
2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 FY2008 FY2009 FY2010 FY2011 FY2012
Quarter / Year
Forecast
Orchard Road[2] Projected Increase[3] of 17.5%
Suburban Areas[4] Projected Increase[3] of 16.1%
Other City Areas[5] Projected Increase[3] of 16.9%
Orchard Road
Suburban Areas
Other City Areas

Source: JLL and CapitaLand Research, Jun 2008

1. Rental rates used are rentals achievable for retail space on level with heaviest traffic (eg. Ground Level)
2. *Prime / City-Centre* – Quality schemes along the Orchard Road corridor
3. Increase from 1Q2008 to Forecast Year 2012.
4. *Suburban* – New generation shopping malls, typically located at or close to MRT stations, or elsewhere held in single ownership
5. *Other City Areas* – Malls include those in the Marina Bay vicinity, as well as those in Bugis Junction and Raffles City

CapitaMall Trust

82 - 4507

Positive Sentiment in Singapore Retail Sector

- Singapore welcomed 4.3 million visitors in Jan-May 2008 (4.3% growth over same period last year); Hosting of F1 Grand Prix will boost tourism and retail market in 2008
- Local consumer sentiment remains encouragingly strong as indicated by the MasterIndex of Consumer Confidence


MasterIndex of Consumer Confidence
Optimistic
Pessimistic
100
90
80
70
60
50
40
30
20
10
0
1H93
2H93
1H94
2H94
1H95
2H95
1H96
2H96
1H97
2H97
1H98
2H98
1H99
2H99
1H00
2H00
1H01
2H01
1H02
2H02
1H03
2H03
1H04
2H04
1H05
2H05
1H06
2H06
1H07
2H07
1H08

The bi-annual index analyses prevailing consumer perceptions of economic conditions for the six-month period ahead. The scores range from 0 (most pessimistic) to 100 (most optimistic)

Source: MasterCard Worldwide & CapitaLand Research

CapitaMall Trust

Singapore Still Relatively Under-Shopped



Retail Floor Space Per Capita
Sq ft
45
40
35
30
25
20
15
10
5
38.2
22.1
13.8
13.2
14.4
11.2
10.3
10.6
USA
Australia
United Kingdom
Hong Kong
South Korea
Japan
Singapore (2007)
Singapore (2012)

Source : Urbis February 2008

- Singapore remains "under-shopped" compared to regional (e.g. Hong Kong, Japan, and Australia) and major western markets
- Given this structural shortage, retail sector is expected to outperform other property sectors over the long-term

CapitaMall Trust

82 - 4507

Thank You

For enquiries, please contact:
TONG Ka-Pin (Ms)
Head, Investor Relations & Corporate Communications
Tel : (65)-6536 1188
Fax : (65)-6536 3884
Email: tong.ka-pin@capitaland.com
http://www.capitamall.com

CapitaMall Trust

82 - 4507

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Jul-2008 07:33:24
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Asset Valuation"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.AssetValuation.17Jul08.pdf Total size = **22K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaCommercial Trust Management Limited (the "**Manager**"), as manager of CapitaCommercial Trust ("**CCT**") wishes to announce that the Manager has obtained new independent valuation, as of 1 June 2008, for the property owned by RCS Trust which CCT has a 60% interest.

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust
Date of Valuation	1 June 2008
Valuer	Knight Frank Pte Ltd
Description of Property	**Valuation (S$' million)**
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road	2,732.4 [1]

Note:
(1) CCT's 60% interest in Raffles City amounted to S$1,639.4 million.

A copy of the valuation report for the above property is available for inspection at the Manager's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
17 July 2008

Important Notice

The value of units in CapitaCommercial Trust ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that the holder of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jul-2008 07:31:08
Announcement No.	00016

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "(1) 2008 second quarter unaudited financial statement and distribution announcement; (2) CCT achieves 22.7% DPU growth in 1H 2008; (3) Asset valuation; and (4) Notice of books closure and distribution payment date"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcementS and news release posted by CCTML on the SGX website www.sgx.com.
Attachments	Total size = **0** (2048K size limit recommended)

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82 - 4507

CapitaCommercial Trust

2008 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

SUMMARY OF CCT GROUP RESULTS (1 January 2008 to 30 June 2008)

	FY 2007	2Q 2008	1 January 2008 to 30 June 2008		
	Actual S$'000	**Actual** S$'000	**Actual** S$'000	**Forecast**[1] S$'000	**Favourable / (Unfavourable)**
Gross Revenue	236,527	74,390	145,585	144,122	1.0%
Net Property Income	171,476	51,524	101,150	99,706	1.4%
Distributable Income	120,422	36,060	71,918	68,969	4.3%
Distribution Per Unit (cents)					
For the period	**8.70¢**	**2.60¢**	**5.19¢**	**4.98¢**	**4.2%**
Annualised	**8.70¢**	**10.46¢**	**10.44¢**	**10.01¢**	**4.3%**

Footnotes

(1) The forecast is based on management's forecast for the period 1 January 2008 to 30 June 2008. This, together with the forecast for the period 1 July 2008 to 31 December 2008, is the forecast shown in the CCT Circular to unitholders dated 9 June 2008 ("CCT Circular") for the proposed acquisition of One George Street, Singapore; and the proposed general mandate for the issue of new units and/or convertible securities.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CCT Circular dated 9 June 2008, please refer to Section 9 of this Announcement.

DISTRIBUTION AND BOOKS CLOSURE DATE

Distribution	From 1 January 2008 to 30 June 2008
Distribution Type	i) Taxable income ii) Tax-exempt income
Distribution Rate	i) Taxable income distribution 5.16 cents per unit ii) Tax-exempt income distribution 0.03 cents per unit
Books Closure Date	1 August 2008
Payment Date	28 August 2008

CAPITACOMMERCIAL TRUST
2008 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaCommercial Trust ("CCT") was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT) (the "CCT Trustee"), as amended by the first supplemental deed dated 15 July 2005, the second supplemental deed dated 20 April 2006, the third supplemental deed dated 11 August 2006, the fourth supplemental deed dated 31 October 2007 and the first amending and restating deed dated 26 March 2008.

As at 30 June 2008, CCT's Singapore portfolio includes Capital Tower, 6 Battery Road, HSBC Building, Raffles City (through its 60% stake in RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park Market Street Car Park and Wilkie Edge which is currently under development. CCT has a wholly-owned subsidiary, CCT MTN Pte. Ltd. ("CCT MTN"), to provide treasury services, including on-lending the proceeds from the issuance of notes under an unsecured multi-currency medium term note programme to CCT.

In Malaysia, CCT has a 30% stake in Quill Capita Trust ("QCT") as well as a 7.4% stake (with commitment of US$20 million) in the Malaysia Commercial Development Fund ("MCDF"). QCT is a Malaysia-listed real estate investment trust focused on acquiring and investing in commercial properties in Malaysia. MCDF is an opportunistic fund to invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley, with an expected gross development value of more than US$1 billion (about S$1.35 billion).

Following the approval from the unitholders of CCT at an extraordinary general meeting on 26 June 2008, CCT completed the acquisition of 1 George Street, Singapore on 11 July 2008 at a purchase consideration of S$1.165 billion.

On 16 July 2008, Moody's announced that it has downgraded CCT's A3 corporate family and Baa1 senior unsecured ratings to Baa1 and Baa2 respectively following the trust's completion of its acquisition of One George Street for S$1.165 Billion, and that the outlook for the ratings is stable.

On a recurring basis, as the results of QCT are not expected to be announced in time for inclusion in CCT Group results for the same calendar quarter, CCT Group will equity account the results of QCT based on a 3-month lag time.

CCT Group results are after consolidating CCT MTN, equity accounting the interest in QCT and including its proportionate interest (60%) in RCS Trust on a line-by-line basis.

In the Trust results, the distributable income on a declared basis from RCS Trust and QCT are accounted for as "Investment Income".

CAPITACOMMERCIAL TRUST
2008 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(a)(i) **Statement of Total Return & Distribution Statement (2Q 2008 vs 2Q 2007)**
(For a review of the performance, please refer to paragraph 8 on page 17-18)

	Group			Trust		
	2Q 2008 S$'000	2Q 2007 S$'000	Change %	2Q 2008 S$'000	2Q 2007 S$'000	Change %
Statement of Total Return						
Gross rental income	68,182	53,198	28.2	40,639	28,962	40.3
Car park income	4,020	4,056	(0.9)	3,232	3,274	(1.3)
Other income	2,188	2,182	0.3	1,582	1,451	9.0
Gross revenue	**74,390**	**59,436**	**25.2**	**45,453**	**33,687**	**34.9**
Property management fees	(2,044)	(1,748)	16.9	(931)	(702)	32.6
Property tax	(10,001)	(4,803)	108.2	(6,325)	(2,657)	138.1
Other property operating expenses[1]	(10,821)	(9,430)	14.8	(6,904)	(5,577)	23.8
Property operating expenses	**(22,866)**	**(15,981)**	**43.1**	**(14,160)**	**(8,936)**	**58.5**
Net property income	**51,524**	**43,455**	**18.6**	**31,293**	**24,751**	**26.4**
Interest income	671	239	180.8	659	47	1,302.1
Investment income	319[2]	-	Nm	16,743[3]	12,831[3]	30.5
Gain from re-measurement of derivatives	22,614[4]	891[5]	2,438.0	22,614[4]	891[5]	2,438.0
Manager's management fees	(4,169)	(3,351)	24.4	(2,332)	(1,701)	37.1
Trust expenses	(707)	(935)	(24.4)	(584)	(689)	(15.2)
Borrowing costs[6]	(16,306)	(12,322)	32.3	(10,692)	(6,431)	66.3
Net income	**53,946**	**27,977**	**92.8**	**57,701**	**29,699**	**94.3**
Share of profit of associate	779	480	62.3	-	-	-
Net change in fair value of investment properties	445,605	730,220	(39.0)	372,455	642,803	(42.1)
Total return for the period before tax	**500,330**	**758,677**	**(34.1)**	**430,156**	**672,502**	**(36.0)**
Income tax expense	(25)[8]	(192)[7]	(87.0)	(25)[8]	-	Nm
Total return for the period after tax	**500,305**	**758,485**	**(34.0)**	**430,131**	**672,502**	**(36.0)**
Distribution Statement						
Net income	**53,946**	**27,977**	**92.8**	**57,701**	**29,699**	**94.3**
Net tax adjustments[9]	(17,907)	1,478	(1,311.6)	(21,641)	(421)	5,040.4
Other adjustments[10]	21	(177)	(111.9)	-	-	-
Income available for distribution to unitholders	**36,060**	**29,278**	**23.2**	**36,060**	**29,278**	**23.2**
Distributable Income to Unitholders	**36,060**	**29,278**	**23.2**	**36,060**	**29,278**	**23.2**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	2Q 2008 S$'000	2Q 2007 S$'000	Change %	2Q 2008 S$'000	2Q 2007 S$'000	Change %
Depreciation	158	88	79.5	84	35	140.0
Allowance for doubtful debts and bad debts written off	(25)	4	(725.0)	(25)	8	(412.5)

(2) This relates to the residual interest from Aragorn..

(3) This relates to the income distribution from RCS Trust, QCT and also interest income from investment in junior bonds of Aragorn.

(4) This relates to the gain from the re-measurement of fair values of interest rate swaps and the derivative liability arising on the convertible bonds.

(5) This relates to the gain from the re-measurement of fair values of interest rate swaps

(6) Included in borrowing costs are the following :

	Group			Trust		
	2Q 2008 S$'000	2Q 2007 S$'000	Change %	2Q 2008 S$'000	2Q2007 S$'000	Change %
Interest cost	13,707	12,145	12.9	8,240	6,411	28.5
Amortisation and transaction costs	2,599	177	1,368.4	2,452	20	12,160.0
Total	16,306	12,322	32.3	10,692	6,431	66.3

(7) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(8) Tax provision is made on the foreign interest income which has been remitted back to Singapore. No further income tax provision for the Trust is made as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(9) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	2Q 2008 S$'000	2Q 2007 S$'000	Change %	2Q 2008 S$'000	2Q 2007 S$'000	Change %
Manager's management fee payable in units	1,853	1,652	12.2	17	-	Nm
Trustee's fees	190	142	33.8	138	96	43.8
Gain from re-measurement of derivatives	(22,614)	(891)	2,438.0	(22,614)	(891)	2,438.0
Amortisation and transaction costs	2,477	147	1,585.0	2,331	20	11,555.0
Temporary differences and other tax adjustments	187	428	(56.3)	(1,513)	354	(527.4)
Net tax adjustments	(17,907)	1,478	(1,311.6)	(21,641)	(421)	5,040.4

(10) This relates to the undistributed profit of the subsidiary and the net distributed income from the Associate.

Nm – not meaningful

1(a)(ii) Statement of Total Return & Distribution Statement (1H 2008 vs 1H 2007)
(For a review of the performance, please refer to paragraph 8 on page 17-18)

	Group			Trust		
	1H 2008 S$'000	1H 2007 S$'000	Change %	1H 2008 S$'000	1H 2007 S$'000	Change %
Statement of Total Return						
Gross rental income	133,150	105,517	26.2	78,476	57,182	37.2
Car park income	7,971	7,766	2.6	6,421	6,354	1.1
Other income	4,464	4,117	8.4	3,265	2,903	12.5
Gross revenue	**145,585**	**117,400**	**24.0**	**88,162**	**66,439**	**32.7**
Property management fees	(4,002)	(3,474)	15.2	(1,779)	(1,405)	26.6
Property tax	(19,137)	(9,230)	107.3	(12,413)	(4,938)	151.4
Other property operating expenses[1]	(21,296)	(18,308)	16.3	(13,559)	(10,698)	26.7
Property operating expenses	**(44,435)**	**(31,012)**	**43.3**	**(27,751)**	**(17,041)**	**62.8**
Net property income	**101,150**	**86,388**	**17.1**	**60,411**	**49,398**	**22.3**
Interest income	884	558	58.4	849	153	454.9
Investment income	319[2]	-	Nm	33,066[3]	25,295[3]	30.7
Other income	-	428[4]	(100.0)	-	428[4]	(100.0)
Gain/(Loss) from re-measurement of derivatives	14,672[5]	(3,592)[6]	(508.5)	14,672[5]	(3,592)[6]	(508.5)
Manager's management fees	(8,084)	(6,501)	24.4	(4,458)	(3,291)	35.5
Trust expenses	(991)	(1,776)	(44.2)	(909)	(1,239)	(26.6)
Borrowing costs[7]	(29,640)	(24,067)	23.2	(18,433)	(12,352)	49.2
Net income	**78,310**	**51,438**	**52.2**	**85,198**	**54,800**	**55.5**
Share of profit of associate	1,691	480	252.3	-	-	-
Net appreciation on revaluation of investment properties	445,605	730,220	(39.0)	372,455	642,803	(42.1)
Total return for the period before tax	**525,606**	**782,138**	**(32.8)**	**457,653**	**697,603**	**(34.4)**
Income tax	(25)[9]	(224)[8]	(88.8)	(25)[9]	-	Nm
Total return for the period after tax	**525,581**	**781,914**	**(32.8)**	**457,628**	**697,603**	**(34.4)**
Distribution Statement						
Net income	**78,310**	**51,438**	**52.2**	**85,198**	**54,800**	**55.5**
Net tax adjustments[10]	(7,427)	7,304	(201.7)	(13,280)	3,603	(468.6)
Other adjustments	1,035[11]	(216)[12]	579.2	-	123[13]	(100.0)
Income available for distribution to unitholders	**71,918**	**58,526**	**22.9**	**71,918**	**58,526**	**22.9**

Distributable Income to Unitholders	**71,918**	**58,526**	**22.9**	**71,918**	**58,526**	**22.9**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	1H 2008 S$'000	**1H 2007** S$'000	**Change** %	**1H 2008** S$'000	**1H 2007** S$'000	**Change** %
Depreciation	298	175	70.3	162	71	128.2
Allowance for doubtful debts and bad debts written off	117	4	2,825.0	117	8	1,362.5

(2) This relates to the residual interest from Aragorn.

(3) This relates to the income distribution from RCS Trust, QCT and also the interest income from investment in junior bonds of Aragorn..

(4) This relates to the net proceeds received from liquidation of subsidiaries.

(5) This relates to the gain from the re-measurement of fair values of interest rate swaps and the derivative liability arising on the convertible bonds.

(6) This relates to loss from the re-measurement of fair values of interest rate swaps.

(7) Included in borrowing costs are the following :

	Group			Trust		
	1H 2008 S$'000	**1H 2007** S$'000	**Change** %	**1H 2008** S$'000	**1H 2007** S$'000	**Change** %
Interest cost	26,416	23,734	11.3	15,500	12,332	25.7
Amortisation and transaction costs	3,224	333	868.2	2,933	20	14,565.0
Total	29,640	24,067	23.2	18,433	12,352	49.2

(8) The income tax provision is based on the relevant tax rate applicable to the subsidiary.

(9) Tax provision is made on the foreign interest income which has been remitted back to Singapore. No further income tax provision for the Trust is made as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(10) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	**1H 2008** S$'000	**1H 2007** S$'000	**Change** %	**1H 2008** S$'000	**1H 2007** S$'000	**Change** %
Manager's management fee payable in units	3,662	3,211	14.0	36	-	Nm
Trustee's fees	356	262	35.9	256	172	48.8
Net proceeds from liquidation of subsidiaries	-	(428)	(100.0)	-	(428)	(100.0)
Loss/(Gain) from re-measurement of derivatives	(14,672)	3,592	(508.5)	(14,672)	3,592	(508.5)
Amortisation and transaction costs	3,106	295	952.9	2,812	20	13,960.0
Temporary differences and other tax adjustments	121	372	(67.5)	(1,712)	247	(793.1)
Net tax adjustments	(7,427)	7,304	(201.7)	(13,280)	3,603	(468.6)

(11) This relates to the undistributed profit of the subsidiary and the net distributed income from the associate.

(12) This relates to the distribution income received from QCT, out of the pre-acquisition income and undistributed profit of the subsidiary.

(13) This relates to the distribution income received from QCT, out of the pre-acquisition income.

Nm – not meaningful

1(b)(i) Balance Sheet as at 30 June 2008 vs 31 December 2007

	Group			Trust		
	Jun 2008 S$'000	Dec 2007 S$'000	Change %	Jun 2008 S$'000	Dec 2007 S$'000	Change %
Non-current assets						
Plant and equipment	1,060	1,094	(3.1)	592	596	(0.7)
Investment properties	5,572,540[1]	5,109,950	9.1	3,933,100[1]	3,558,350	10.5
Investment in subsidiary[2]	-	-	-	*	*	-
Investment in associate[3]	62,158	64,605	(3.8)	58,850	58,850	0.0
Investment in joint venture[4]	-	-	-	798,195	794,692	0.4
Other investment[5]	9,817	7,763	26.5	9,817	7,763	26.5
Other asset[6]	74,364	54,947	35.3	74,364	54,947	35.3
Total non-current assets	**5,719,939**	**5,238,359**	**9.2**	**4,874,918**	**4,475,198**	**8.9**
Current assets						
Trade and other receivables	7,163	4,890	46.5	18,660	10,246	82.1
Derivative Asset[7]	2,992	-	Nm	2,992	-	Nm
Cash and cash equivalents	579,610	35,484	1,533.4	575,349	27,800	1,969.6
Total current assets	**589,765**	**40,374**	**1,360.8**	**597,001**	**38,046**	**1,469.2**
Total assets	**6,309,704**	**5,278,733**	**19.5**	**5,471,919**	**4,513,244**	**21.2**
Current liabilities						
Trade and other payables	52,669	47,481	10.9	34,375	25,197	36.4
Derivative liability	19,148[8]	10,478[7]	82.7	19,148[8]	10,478[7]	82.7
Short-term borrowings	697,642	162,100	330.4	688,042	162,100	324.5
Provision for taxation	692	666	3.9	692	666	3.9
Total current liabilities	**770,151**	**220,725**	**248.9**	**742,257**	**198,441**	**274.0**
Non-current liabilities						
Long-term bank borrowings	767,710	1,097,456	(30.0)	-	580,042	(100.0)
Long-term borrowings from subsidiary	-	-	-	250,000	-	Nm
Debt Securities	343,213	-	Nm	343,213	-	Nm
Other non-current liabilities	25,026	22,930	9.1	14,277	11,843	20.6
Total non-current liabilities	**1,135,949**	**1,120,386**	**1.4**	**607,490**	**591,885**	**2.6**
Total liabilities	**1,906,100**	**1,341,111**	**42.1**	**1,349,747**	**790,326**	**70.8**
Net assets	**4,403,604**	**3,937,622**	**11.8**	**4,122,172**	**3,722,918**	**10.7**
Represented by:						
Unitholders' funds	**4,403,604**	**3,937,622**	**11.8**	**4,122,172**	**3,722,918**	**10.7**

Footnotes

(1) The increase is primarily due to increase in property values based on the independent market valuations of the properties.

(2) This relates to the 100% investment in CCT MTN of $1.

(3) This relates to the 30% investment in QCT.

(4) This relates to the 60% joint venture interest in RCS Trust.

(5) This relates to the investment in MCDF.

(6) This relates to progress payments for Wilkie Edge.

(7) This relates to the fair value of the interest rate swaps.

(8) This relates to the fair value of the derivative liability arising on the S$370m convertible bonds.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group			Trust		
	Jun 2008 S$'000	Dec 2007 S$'000	Change %	Jun 2008 S$'000	Dec 2007 S$'000	Change %
Secured borrowings						
Amount repayable after one year	519,600	1,099,642	(52.7)	-	580,042	(100.0)
Less: Fees and expenses incurred for debt raising exercise amortised over the tenor of secured loans	(1,890)	(2,186)	(13.5)	-	-	Nm
	517,710	1,097,456	(52.8)	-	580,042	(100.0)
Amount repayable within one year	580,042	-	Nm	580,042	-	Nm
Total	**1,097,752**	**1,097,456**	**0.0**	**580,042**	**580,042**	**0.0**
Unsecured borrowings						
Amount repayable after one year	601,807	-	Nm	601,807	-	Nm
Less: Fees and expenses incurred for debt raising exercise amortised over the tenor of borrowings	(8,594)	-	Nm	(8,594)	-	Nm
	593,213	-	Nm	593,213	-	Nm
Amount repayable in one year or less, or on demand	117,600	162,100	(27.5)	108,000	162,100	(33.4)
Total	710,813	162,100	338.5	701,213	162,100	332.6
Grand total	**1,808,565**	**1,259,556**	**43.6**	**1,281,255**	**742,142**	**72.6**

Details of any collaterals

As security for the secured long term borrowings of S$580.0 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties[1];

(ii) an assignment of the insurance policies relating to the Initial Investment Properties;

an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;

(iii) an assignment of the agreements relating to the management of the Initial Investment Properties;

(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and

a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnote

(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

As security for the secured long term borrowings of S$866.0 million (CCT's 60% interest is S$519.6 million), RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City which comprises Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford, Fairmont Hotel and the Raffles City Convention Centre;

(ii) an assignment of the insurance policies relating to Raffles City;

(iii) an assignment of the agreements relating to the management of Raffles City;

(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles city; and

(v) a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

As security for the short term borrowings of S$76.0 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

1(c)(i) Cash flow statement (2Q 2008 vs 2Q 2007)

	Group	
	2Q 2008 S$'000	**2Q 2007** S$'000
Operating activities		
Total return for the period before tax	500,330	758,677
Adjustments for		
Allowance for doubtful receivable	(25)	4
Amortisation of lease incentives	60	103
Borrowing costs	16,306	12,322
Depreciation of plant and equipment	158	88
Foreign exchange difference	1,653	1,688
Interest income	(671)	(239)
Gain on re-measurement of derivatives	(22,614)	(891)
Net change in fair value of investment properties	(445,605)	(730,220)
Manager's management fees payable in units	1,853	1,652
Share of profit of associate	(779)	(480)
Operating income before working capital changes	**50,666**	**42,704**
Changes in working capital		
Trade and other receivables	(1,430)	76
Trade and other payables	6,843	(500)
Security deposits	1,964	5,660
Cash generated from operations activities	**58,043**	**47,940**
Investing activities		
Capital expenditure on investment properties	(6,136)	(7,008)
Investment in MCDF	-	(2,841)
Interest received	696	242
Progress payment on Wilkie Edge	(1,719)	-
Purchase of plant and equipment	(124)	(92)
Cash flows from investing activities	**(7,283)**	**(9,699)**
Financing activities		
Borrowing costs paid	(21,553)	(13,968)
Issue expenses	-	(4)
Proceeds / (Repayment) of interest bearing borrowings	1,200	(18,500)
Proceeds from issuance of convertible bonds	370,000	-
Cash flows from financing activities	**349,647**	**(32,472)**
Increase in cash and cash equivalents	**400,407**	**5,769**
Cash and cash equivalents at beginning of period	**179,203**	**38,725**
Cash and cash equivalents at end of period	**579,610**	**44,494**

1(c)(ii) Cash flow statement (1H 2008 vs 1H 2007)

	Group	
	1H 2008 S$'000	**1H 2007** S$'000
Operating activities		
Total return for the period before tax	525,606	782,138
Adjustments for		
Allowance for doubtful receivable	117	4
Amortisation of lease incentives	163	258
Borrowing costs	29,640	24,067
Depreciation of plant and equipment	298	175
Foreign exchange difference	1,892	2,833
Interest income	(884)	(558)
Loss/(Gain) on re-measurement of financial derivatives	(14,672)	3,592
Manager's management fees payable in units	3,662	3,211
Net change in fair value of investment properties	(445,605)	(730,220)
Share of profit of associate	(1,691)	(480)
Operating income before working capital changes	**98,526**	**85,020**
Changes in working capital		
Trade and other receivables	(2,573)	(28)
Trade and other payables	3,189	(777)
Security deposits	3,463	6,346
Cash generated from operations activities	**102,605**	**90,561**
Investing activities		
Capital expenditure on investment properties	(16,985)	(10,036)
Investment in MCDF	(2,053)	(2,841)
Interest received	907	535
Distribution received from associate	1,022	123
Progress payment on purchase of Wilkie Edge	(19,418)	-
Purchase of plant and equipment	(264)	(107)
Cash flows from investing activities	**(36,791)**	**(12,326)**

1(c)(ii) Cash flow statement (1H 2008 vs 1H 2007)

	Group	
	1H 2008 S$'000	1H 2007 S$'000
Financing activities		
Borrowing costs paid	(35,292)	(24,551)
Distribution to unitholders	(61,896)	(37,325)
Issue expenses	-	(288)
Proceeds / (Repayment) of interest bearing borrowings	205,500	(13,500)
Proceeds from issuance of convertible bonds	370,000	-
Cash flows from financing activities	**478,312**	**(75,664)**
Increase in cash and cash equivalents	**544,126**	**2,571**
Cash and cash equivalents at beginning of period	**35,484**	**41,923**
Cash and cash equivalents at end of period	**579,610**	**44,494**

1(d)(i) Statement of changes in unitholders' funds (2Q 2008 vs 2Q 2007)

	Group		Trust	
	2Q 2008 S$'000	2Q 2007 S$'000	2Q 2008 S$'000	2Q 2007 S$'000
Balance as at beginning of period	**3,903,662**	**2,600,500**	**3,690,232**	**2,552,323**
Operations				
Net increase in net assets resulting from operations	500,305	758,485	430,131	672,502
Unitholders' transactions				
Creation of new units:				
- Manager's management fee	1,809	1,559	1,809	1,559
Net increase in net assets resulting from unitholders' transactions	**1,809**	**1,559**	**1,809**	**1,559**
Movement in translation reserve				
Share of reserves of associates	(4)	(472)	-	-
Translation reserve	(2,168)	1,420	-	-
Net increase/(decrease) in net assets resulting from movement in translation reserves	**(2,172)**	**948**	**-**	**-**
Total increase in net assets	**499,942**	**760,992**	**431,940**	**674,061**
Balance as at end of period	**4,403,604**	**3,361,492**	**4,122,172**	**3,226,384**

1(d)(ii) Statement of changes in unitholders' funds (1H 2008 vs 1H 2007)

	Group		Trust	
	1H 2008 S$'000	**1H 2007** S$'000	**1H 2008** S$'000	**1H 2007** S$'000
Balance as at beginning of period	**3,937,622**	**2,612,414**	**3,722,918**	**2,563,034**
Operations				
Net increase in net assets resulting from operations	525,581	781,914	457,628	697,603
Unitholders' transactions				
Creation of new units:				
- Manager's management fee	3,522	3,072	3,522	3,072
Distribution to unitholders	(61,896)	(37,325)	(61,896)	(37,325)
Net decrease in net assets resulting from unitholders' transactions	**(58,374)**	**(34,253)**	**(58,374)**	**(34,253)**
Movement in translation reserve				
Share of reserves of associates	98	(472)	-	-
Translation reserve	(1,323)	1,889	-	-
Net increase/(decrease) in net assets resulting from movement in translation reserves	**(1,225)**	**1,417**	**-**	**-**
Total increase in net assets	**465,982**	**749,078**	**399,254**	**663,350**
Balance as at end of period	**4,403,604**	**3,361,492**	**4,122,172**	**3,226,384**

Convertible Bonds

CCT has issued the following convertible bonds which remained outstanding as at 30 June 2008:

- S$370.0 million of Convertible Bonds due in 2013 which are convertible by holders into units of CCT at any time on or after 21 May 2008 at a conversion price of $2.6762 per unit;

There has been no conversion of any of the above convertible bonds since the date of their issue.

Assuming the bonds are fully converted based on the conversion price, the number of new units to be issued would be 138,255,736, representing 10.0% of the total number of CCT units in issue as at 30 June 2008.

1(e)(i) Details of any change in the units (2Q 2008 vs 2Q 2007)

	Group and Trust	
	2Q 2008 Units	**2Q 2007** Units
Balance as at beginning of period	**1,385,415,169**	**1,383,002,504**
Issue of new units:		
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	871,878	553,244
- in settlement of the manager's management fees in relation to Wilkie Edge	9,531	-
Balance as at end of period	**1,386,296,578**	**1,383,555,748**

1(e)(ii) Details of any change in the units (1H 2008 vs 1H 2007)

	Group and Trust	
	1H 2008 Units	**1H 2007** Units
Balance as at beginning of period	**1,384,692,369**	**1,382,389,511**
Issue of new units:		
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	1,594,678	1,166,237
- in settlement of the manager's management fee in relation to Wilkie Edge	9,531	-
Balance as at end of period	**1,386,296,578**	**1,383,555,748**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2007

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

Earnings per unit

In computing the EPU, the weighted average number of units for the period/year is used for the computation.

	Group		Trust	
	2Q 2008	2Q 2007	2Q 2008	2Q 2007
Weighted average number of units for the period	1,385,996,318	1,383,367,280	1,385,996,318	1,383,367,280
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	36.10¢	54.83¢	31.03¢	48.61¢
Based on fully diluted basis	35.66¢	54.83¢	30.68¢	48.61¢

	Group		Trust	
	1H 2008	1H 2007	1H 2008	1H 2007
Weighted average number of units for the period	1,385,570,715	1,383,063,979	1,385,570,715	1,383,063,979
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	37.93¢	56.53¢	33.03¢	50.44¢
Based on fully diluted basis	37.47¢	56.53¢	32.65¢	50.44¢

For the purpose of calculating the diluted EPU, the weighted average number of units in issue is adjusted to take into account the dilutive effect arising from full conversion of convertible bonds to units, with the potential units weighted for the period outstanding.

Distribution per unit

In computing the DPU, the number of units as at the end of each period is used for the computation. The DPU for the Group and Trust are the same.

	2Q 2008	2Q 2007	1H 2008	1H 2007
Number of units in issue as at end of period	1,386,296,578	1,383,555,748	1,386,296,578	1,383,555,748
Distribution per unit (DPU)				
Based on the number of units in issue as at end of period	2.60¢	2.12¢	5.19¢	4.23¢

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Group		Trust	
	30 Jun 2008	31 Dec 2007	30 Jun 2008	31 Dec 2007
NAV per unit	S$3.18	S$2.84	S$2.97	S$2.69
Based on fully diluted basis	S$3.13	S$2.84	S$2.93	S$2.69
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$3.12	S$2.80	S$2.92	S$2.64
Adjusted NAV per unit (excluding the distributable income to unitholders based on fully diluted basis)	S$3.07	S$2.80	S$2.87	S$2.64

For the purpose of calculating the diluted NAV per unit, the number of units at the end of the period is adjusted to take into account the dilutive effect arising from full conversion of convertible bonds to units at the end of the period.

8 Review of the performance

	Group			
	2Q 2008 S$'000	2Q 2007 S$'000	1H 2008 S$'000	1H 2007 S$'000
<u>**Statement of Total Return**</u>				
Gross revenue	74,390	59,436	145,585	117,400
Property operating expenses	(22,866)	(15,981)	(44,435)	(31,012)
Net property income	51,524	43,455	101,150	86,388
Interest income	671	239	884	558
Investment income	319	-	319	-
Other income	-	-	-	428
Gain/(Loss) from re-measurement of derivatives	22,614	891	14,672	(3,592)
Manager's management fees	(4,169)	(3,351)	(8,084)	(6,501)
Trust expenses	(707)	(935)	(991)	(1,776)
Borrowing costs	(16,306)	(12,322)	(29,640)	(24,067)
Net income	**53,946**	**27,977**	**78,310**	**51,438**
Share of profit of associate	779	480	1,691	480
Net change in fair value of investment properties	445,605	730,220	445,605	730,220
Total return for the period before tax	**500,330**	**758,677**	**525,606**	**782,138**
Income tax	(25)	(192)	(25)	(224)
Total return for the period after tax	**500,305**	**758,485**	**525,581**	**781,914**

	Group			
	2Q 2008 S$'000	2Q 2007 S$'000	1H 2008 S$'000	1H 2007 S$'000
Distribution Statement				
Net income	**53,946**	**27,977**	**78,310**	**51,438**
Net tax adjustments	(17,907)	1,478	(7,427)	7,304
Other adjustments	21	(177)	1,035	(216)
Income available for distribution to unitholders	36,060	29,278	71,918	58,526
Distributable income to unitholders	**36,060**	**29,278**	**71,918**	**58,526**
Earnings per unit (cents)	36.10	54.83¢	37.93¢	56.53¢
Distribution per unit (cents)	2.60¢	2.12¢	5.19¢	4.23¢

Review of performance 2Q 2008 vs 2Q 2007

Gross revenue of S$74.4 million for 2Q 2008 was higher than 2Q 2007 by S$15.0 million or 25.2%. This was mainly due to higher rental income.

Property operating expenses of S$22.9 million were higher in 2Q 2008 by S$6.9 million or 43.1%. This was mainly to higher property tax, marketing fees and utility costs incurred.

Investment income of $0.3 million relates to the residual interest from Aragorn.

Trust expenses of S$0.7 million were lower in 2Q 2008 by S$0.2 million or 24.4% due to mainly to lower professional fees incurred.

Borrowing costs of S$16.3 million were higher in 2Q 2008 by S$4.0 million or 32.3% due mainly to increase in borrowings from the issuance of S$250.0 million fixed rate notes and S$370.0 million convertible bonds and higher amortisation cost on the upfront fees & expenses incurred on the convertible bonds.

Review of performance 1H 2008 vs 1H 2007

Gross revenue of S$145.6 million for 1H 2008 was higher than 1H 2007 by S$28.2 million or 24.0%. This was mainly due to higher rental income.

Property operating expenses of S$44.4 million for 1H 2008 were higher than 1H 2007 by S$13.4 million or 43.3%. This was mainly due to higher property tax, marketing fees, property management fees and utility costs incurred.

Trust expenses of S$1.0 million were lower in 1H 2008 by S$0.8 million or 44.2% due to lower professional fees and unitholders cost incurred.

Borrowing costs of S$29.6 million were higher in 1H 2008 by S$5.6 million or 23.2% due mainly to increase in borrowings from the issuance of S$250.0 million fixed rate notes and S$370.0 million convertible bonds, and higher amortisation cost on the upfront fees & expenses incurred on the convertible bonds..

Net change in fair value of investment properties

The net change in fair value of investment properties is a non tax-chargeable item and has no impact on the taxable income or distributable income to unitholders.

In accordance with the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, valuations of investment properties are to be conducted at least once in every 12 months. Any increase or decrease in value is credited or charged to the Statement of Total Return as net appreciation or depreciation on revaluation of investment properties.

As at 1 June 2008, independent valuations were conducted by Jones Lang LaSalle Property Consultants Pte Ltd and Knight Frank Pte Ltd for the CCT properties and Raffles City respectively, using the Investment Method and Discounted Cash Flow analysis with the Direct Comparison Approach being used as a check against the derived values.

The portfolio, comprising Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park, CCT's 60% interest in Raffles City, was revalued at S$5,572.5 million. The total book value of the portfolio prior to the revaluation was S$5,126.9 million. The total net change in fair value of investment properties of S$445.6 million was added to the Statement of Total Return.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	1 January 2008 to 30 June 2008		
	Actual S$'000	**Forecast**[1] S$'000	**Change** %
Gross rental income	133,150	132,488	0.5
Car park income	7,971	7,573	5.3
Other income	4,464	4,061	9.9
Gross revenue	**145,585**	**144,122**	**1.0**
Property management fees	(4,002)	(3,928)	1.9
Property tax	(19,137)	(18,705)	2.3
Other property operating expenses	(21,296)	(21,783)	(2.2)
Property operating expenses	**(44,435)**	**(44,416)**	**0.0**
Net property income	**101,150**	**99,706**	**1.4**
Interest income	884	234	277.8
Investment income	319	-	Nm
Gain / (loss) from re-measurement of derivatives	14,672	(7,942)	284.7
Manager's management fees	(8,084)	(7,691)	5.1
Trust expenses	(991)	(1,296)	(23.5)
Borrowing costs	(29,640)	(27,863)	6.4
Net income	**78,310**	**55,148**	**42.0**
Net tax adjustments	(7,427)	12,561	(159.1)
Other adjustments	1,035	1,260	(17.9)

Income available for distribution to unitholders	**71,918**	**68,969**	**4.3**
Distributable Income to unitholders	**71,918**	**68,969**	**4.3**
Distribution per unit (in cents)			
For the period	**5.19¢**	**4.98¢**	**4.2**
Annualised	**10.44¢**	**10.01¢**	**4.3**

Footnotes

(1) The forecast is based on management's forecast for the period from 1 January 2008 to 30 June 2008. This, together with the forecast for the period from 1 July 2008 to 31 December 2008, is the forecast shown in the CCT Circular dated 9 June 2008 for the proposed acquisition of One George Street and proposed general mandate for the issue of new units and/or convertible securities.

9(ii) Breakdown of total gross revenue (by property)

	Group 1 January 2008 to 30 June 2008		
	Actual S$'000	**Forecast**[1] S$'000	**Change** %
Capital Tower	24,561	24,396	0.7
6 Battery Road	34,812	34,751	0.2
HSBC Building	4,416	4,415	0.0
Starhub Centre	7,124	7,027	1.4
Robinson Point	4,355	4,254	2.4
Bugis Village	4,953	4,859	1.9
Golden Shoe Car Park	5,466	5,473	(0.1)
Market Street Car Park	2,475	2,287	8.2
Sub-Total	**88,162**	**87,462**	**0.8**
60% Interest in Raffles City	57,423	56,660	1.3
Total gross revenue	**145,585**	**144,122**	**1.0**

9(iii) Breakdown of net property income (by property)

	Group 1 January 2008 to 30 June 2008		
	Actual S$'000	**Forecast**[1] S$'000	**Change** %
Capital Tower	14,526	14,346	1.3
6 Battery Road	25,631	25,218	1.6
HSBC Building	3,917	3,906	0.3
Starhub Centre	4,381	4,253	3.0
Robinson Point	2,520	2,403	4.9
Bugis Village	3,930	3,821	2.9
Golden Shoe Car Park	3,987	3,923	1.6
Market Street Car Park	1,519	1,295	17.3
Sub-Total	**60,411**	**59,165**	**2.1**
60% Interest in Raffles City	40,739	40,541	0.5
Total net property income	**101,150**	**99,706**	**1.4**

Footnotes

(1) The forecast is based on management's forecast for the period from 1 January 2008 to 30 June 2008. This, together with the forecast for the period from 1 July 2008 to 31 December 2008, is the forecast shown in the CCT Circular dated 9 June 2008 for the proposed acquisition of One George Street and proposed general mandate for the issue of new units and/or convertible securities.

Review of the performance for the period 1 January 2008 to 30 June 2008

Gross revenue of S$145.6 million was higher than forecast by S$1.4 million or 1.0% on a portfolio basis. This was due mainly to the contribution from increased rental income, car park income and other income.

Actual property operating expenses of S$44.4 million were higher than forecast by S$0.02 million or 0.04% due to higher property tax and higher property management fees which has been offset by lower maintenance cost.

The trust expenses of S$1.0 million were lower than forecast by S$0.3 million or 23.5% mainly due to lower unitholders' expenses incurred.

The net tax adjustment of S$7.4 million included the add-back of the loss from measurement of derivatives, the amortisation and transaction costs relating to the debt issuances and convertible bonds and the management fees paid in units (for RCS Trust and Wilkie Edge) which were non-tax deductible items.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The advance estimates by the Ministry of Trade and Industry showed that real GDP rose by 1.9% on a year-on-year basis in 2Q 2008, the slowest growth in five years. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP declined by 6.6%, following an increase of 15.6% in the previous quarter. The slowdown chiefly reflected a sharp contraction in the biomedical manufacturing output.

Despite a slower economic growth and increased stagflation fears, Singapore's office rents continued to rise in 2Q 2008 at a slower rate. According to CB Richard Ellis, prime rents increased 0.6% in 2Q 2008 to S$16.10 psf per month compared to the previous quarter while Grade A rents increased 0.8% to S$18.80 psf per month over the same period. On average, Grade A office rents rose 9.6% in 1H 2008 compared to 96.5% increase for the whole of year 2007.

CCT's office properties are likely to continue to perform well this year as vacancy for Grade A office space remained low at 0.6% and no major new Grade A office supply is likely to enter the market this year.

The US sub-prime mortgage crisis has continued to affect credit and financial markets in the second quarter of the year. Base rates have spiked up sharply during the quarter before coming off slightly towards the end of the quarter with the yield curve remaining steep at the long end. Inflationary pressure brought on by increasing oil price is likely to put pressure on US Fed to increase interest rate. CCT's debt portfolio is 93% on fixed rate for 2008 and the risk to interest rate fluctuation is limited. Increasing oil price will affect operating costs particularly utilities but the trust has contracted for and locked in majority of its utilities costs in advance until the end of the year and will not be materially affected by volatility in utility prices.

Outlook for 2008

Notwithstanding the on-going uncertainty of the effect of the US sub-prime mortgage crisis and rising inflation, the manager of CCT expects to perform better than the forecast distribution for financial year 1 January 2008 to 31 December 2008. This is due to the positive rent reversions anticipated for the leases in CCT's portfolio that are expiring in 2008 given Singapore's tight office supply and the manager's ability to lock in relatively lower interest costs. The forecast distribution was made in the CCT Circular dated 9 June 2008 for the acquisition of 1 George Street.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	Distribution for the period from 1 January 2008 to 30 June 2008
Distribution type	i) Taxable income ii) Tax-exempt income
Distribution rate	i) Taxable income distribution – 5.16 cents per unit ii) Tax-exempt income distribution – 0.03 cents per unit
Par value of units	Not meaningful
Tax rate	<u>Taxable income distribution</u> Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate 18%. <u>Tax-exempt income distribution</u> Tax-exempt income distribution is exempt from Singapore income tax in the hands of all unitholders. Tax-exempt income relates to the income distribution received from Quill Capita Trust.
Books closure date	1 August 2008
Date payable	28 August 2008

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods? Yes.

Name of distribution	Distribution for the period from 1 January 2006 to 30 June 2007
Distribution type	i) Taxable income ii) Tax-exempt income
Distribution rate	i) Taxable income distribution – 4.188 cents per unit ii) Tax-exempt income distribution – 0.042 cents per unit
Par value of units	Not meaningful
Tax rate	Taxable income distribution Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate 18%. Tax-exempt income distribution Tax-exempt income distribution is exempt from tax in the hands of all unitholders. Tax-exempt income relates to the net income from the investment in junior bonds of Aragorn ABS Berhad.
Books closure date	31 July 2007
Date paid	28 August 2007

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets as at 30 June 2008 and the results of business, statement of total return & distribution statement, cash flow statement and statement of changes in unitholders' funds for the six months ended on that date, together with their accompanying notes) to be false or misleading in any material respect.

On behalf of the Board
CapitaCommercial Trust Management Limited

Lynette Leong Chin Yee
Chief Executive Officer/Director

Wen Khai Meng
Non-Executive Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
23 July 2008

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
23 July 2008

CCT Achieves 22.7% DPU Growth in 1H 2008

Growth will continue with strong rental reversions and prudent capital management

Singapore, 23 July 2008 – CapitaCommercial Trust Management Limited, the Manager of CapitaCommercial Trust (CCT), is pleased to announce that CCT has achieved a distributable income of S$71.9 million for the six months ended 30 June 2008 (1H 2008) which translates to a distribution per unit (DPU) of 5.19 cents. This outperforms the 1H 2007 DPU of 4.23 cents by 22.7%, and exceeds the Manager's forecast by 4.2%[1]. The annualised 1H 2008 DPU of 10.44 cents would provide a distribution yield of 5.5% based on the closing price of S$1.91 per unit on 22 July 2008.

CCT's distributable income for the 1H 2008 of S$71.9 million is S$2.9 million or 4.3% higher than the forecast distributable income[1] for the same period. The books closure date to determine the entitlement to the 1H 2008 DPU of 5.19 cents is 1 August 2008 and unitholders of CCT can expect to receive their distribution payment by 28 August 2008.

[1] Based on the Manager's forecast shown in the Circular dated 9 June 2008 for the acquisition of 1 George Street.

Summary of CCT's 2Q and 1H 2008 Results

	FY2007	2Q 2008	1 January 2008 to 30 June 2008		
	Actual S$'000	**Actual** S$'000	**Actual** S$'000	**Circular Forecast**[1] S$'000	**Favourable** %
Gross Revenue	236,527	74,390	145,585	144,122	1.0%
Net Property Income	171,476	51,524	101,150	99,706	1.4%
Distributable Income	**120,422**	**36,060**	**71,918**	**68,969**	**4.3%**
Distribution Per Unit					
For the Period	8.70¢	2.60¢	5.19¢	4.98¢	4.2%
Annualised	8.70¢	10.46¢	10.44¢	10.01¢	4.3%
Distribution Yield Based on S$1.91 per unit (closing price as at 22 July 2008)	4.6%	5.5%	5.5%	NM	N.A.

Mr. Richard Hale, Chairman of the Manager, said, "CapitaCommercial Trust achieved consistent growth for the first half of 2008, increasing the DPU by 22.7% over the same period in 2007. With Singapore's still steady office demand underpinned by the country's solid economic fundamentals, the Trust's net asset value and rental revenues have also been on the rise. To maintain future growth, we will continue our strategy of proactive asset management and prudent capital management to generate sustainable returns to our unitholders over the long term."

CCT's total asset size stands at S$6.3 billion as at 30 June 2008. Mr. Hale added, "Following the successful completion of the acquisition of 1 George Street on 11 July 2008, CCT's asset size is now close to S$7.0 billion, which is ahead of the asset size of S$6.0 billion that CCT has targeted to achieve by 2009. The new property, given its premier Grade A quality, state-of-the-art building specifications and stable of blue chip tenants, further enhances the quality of CCT's existing properties and tenancies. It reinforces CCT's position as the largest listed commercial REIT by asset size and market capitalisation in Singapore."

"Given Singapore's attractiveness as a global city and tight office supply, we are confident of exceeding our forecast distribution per unit of 10.61 cents for the financial year ending 2008."

Organic growth with strong rental reversions

Ms. Lynette Leong, Chief Executive Officer of the Manager, said, "We are pleased with this first half's performance. The outstanding numbers were largely driven by strong organic growth due to the prime quality of our assets augmented by our proactive leasing and the high standard of our property management. The lease renewals and new leases in our portfolio that were contracted over the first half of 2008 registered average rental rate increases of 193% and 52% for our office and retail space respectively over the last contracted rental rate for the same space. In addition, strong rental reversions for the leases that were contracted in 2007 are contributing sizably to CCT's gross revenue in the first half of 2008 and will continue to flow through to subsequent periods. Given that the prevailing rentals of the leases that are not yet due for renewal within our portfolio are still substantially below the office market rental rates – in 2Q 2008, market rental rates averaged $18.80 and $16.10 per square foot per month for Grade A and prime office space respectively – there is considerable potential upside as the leases revert to market."

"We have consistently achieved strong occupancies which currently average 99% across our portfolio. Notwithstanding the current weak macroeconomic sentiments, demand for office space in our portfolio, especially by the financial institutions and supporting business services, remains continually steady.

As at 30 June 2008, excluding Raffles City Singapore, about 98% of CCT's forecast gross rental income for 2008[1] and about 70% of forecast gross rental income for 2009[1] have already been committed in the form of contracted leases. Given Singapore's tight supply of office space, we are confident that our portfolio will continue to register a high occupancy rate and robustly underpin CCT's income stream."

Proactive but Prudent Capital Management

Ms. Leong added, "We have in place a proactive capital management strategy. This is demonstrated by the 100% committed funding of S$1.2 billion for 1 George Street's acquisition which we had secured in March 2008, four months ahead of the acquisition's targeted completion in July 2008. This was done in the midst of the current challenging credit

environment. Even with 1 George Street, the trust's gearing is at a prudent level of 35.7% and the interest cost for 2008 is about 95% fixed. For the S$656 million that is due for refinancing next year, we have a number of refinancing options available which we intend to finalise well in advance of the existing debt maturity."

Higher Net Asset Value of S$3.12 Per Unit

Independent valuation of CCT's existing properties was conducted and recorded an appreciation from S$5.1 billion as at 31 December 2007 to S$5.6 billion as at 1 June 2008. CCT's adjusted net asset value (after deducting distributable income) accordingly increased from S$2.80 per unit as at 31 December 2007 to S$3.12 per unit as at 30 June 2008.

The way forward

"Many of our expiring leases have rentals that are significantly below market and are being reviewed to market as they renew. This, together with our proactive asset management, will enable us to benefit from the tight office market in the next two years and gain continued rental upside. The addition of 1 George Street to our portfolio will contribute to the income of CCT from the third quarter of 2008 onwards, further strengthening CCT's financial position. Our ongoing asset-management strategy includes distributing lease expirations to smooth out the impact of changing supply and demand. Going forward, we will continue, though even more deliberatively given the current market environment, to seek quality and yield accretive assets. A continued key focus is also the proactive and prudent management of our capital requirements," added Ms Leong.

– END –

About CapitaCommercial Trust (www.cct.com.sg)

CapitaCommercial Trust is Singapore's first listed commercial REIT with a market capitalisation of S$2.6 billion based on the closing price of S$1.91 per unit on 22 July 2008. CCT aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. The total asset size of CCT is about S$7.0 billion as at 11 July 2008, comprising a portfolio of ten prime properties and one property under

development in Singapore, as well as investments in Malaysia. The properties in Singapore are Capital Tower, 6 Battery Road, 1 George Street, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park and Wilkie Edge (currently under development and expected to be completed by fourth quarter of 2008). In addition, CCT is a substantial unitholder of Quill Capita Trust with 30% unitholdings and has taken a 7.4% stake in the Malaysia Commercial Development Fund Pte. Ltd. ("MCDF"). Quill Capita Trust is a commercial REIT listed on Bursa Malaysia Securities Berhad, with a portfolio of nine commercial properties in Kuala Lumpur and Cyberjaya, Malaysia. MCDF is CapitaLand's first and largest Malaysia private real estate fund with a focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley, Malaysia.

CCT was accorded a "Baa1" corporate rating with stable outlook by Moody's Investors Service. The Trust is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, the largest real estate company in Southeast Asia by market capitalisation.

Issued by CapitaCommercial Trust Management Limited

(Company registration no. 200309059W)

Contact

Ho Mei Peng
Head, Investor Relations & Communications
DID: (65) 6826 5586
Mobile: (65) 9668 8290
Email: ho.meipeng@capitaland.com

Important Notice

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are

cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaCommercial Trust Management Limited (the "**Manager**"), as manager of CapitaCommercial Trust ("**CCT**") wishes to announce that the Manager has obtained new independent valuations, as of 1 June 2008, for all properties owned by CCT.

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust
Date of Valuation	1 June 2008
Valuer	Jones Lang LaSalle Property Consultants Pte Ltd

Description of Property	**Valuation (S$' million)**
Capital Tower 168 Robinson Road	1,283.2
6 Battery Road	1,438.6
Starhub Centre 51 Cuppage Road	361.5
Robinson Point 39 Robinson Road	233.6
HSBC Building 21 Collyer Quay	363.0
Bugis Village 62 to 67 Queen Street 151 to 166 Rochor Road 229 to 253 (odd numbers only) Victoria Street	73.2
Golden Shoe Car Park 50 Market Street	116.1
Market Street Car Park 146 Market Street	63.9

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
23 July 2008

Important Notice

The value of units in CapitaCommercial Trust ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that the holder of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

**NOTICE OF BOOKS CLOSURE
AND DISTRIBUTION PAYMENT DATE**

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaCommercial Trust ("**CCT**") will be closed at **5.00 p.m.** on **Friday, 1 August 2008** (the "**Books Closure Date**") for the purpose of determining unitholders' entitlements to CCT's distribution of 5.19 cents per unit in CCT ("**Unit**") for the period of 1 January 2008 to 30 June 2008 (the "**Distribution**").

Holder of CCT units ("**Unitholders**") whose securities accounts with The Central Depository (Pte) Limited are credited with Units as the Books Closure Date will be entitled to the Distribution to be paid on Thursday, **28 August 2008.**

DECLARATION FOR SINGAPORE TAX PURPOSES

The Distribution will comprise two types of distribution - distribution of taxable income ("**taxable income distribution**") and distribution of tax-exempt income ("**tax-exempt income distribution**").

The tax-exempt income distribution is exempt from Singapore income tax in the hands of all Unitholders. No tax will be deducted at source from such distribution.

Tax will be deducted at source from the taxable income distribution in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such distribution, which is referred therein as "distribution".

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross distribution, i.e. no tax will be deducted at source. The distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross distribution, but will have to pay income tax later at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from the unit registrar of CCT, Boardroom Corporate & Advisory Services Pte. Ltd., and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form A, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), and CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**") will be obliged to deduct tax at the rate of 18 per cent. from the distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund ("**CPF**") accounts or Supplementary Retirement Scheme ("**SRS**") accounts will receive a gross distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (Non-Individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their distribution net of 10 per cent. tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 18 per cent. from the distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross distribution. Nominees who hold their units for the benefit of qualifying foreign (non-individual) investors will receive a distribution net of 10 per cent. tax. This is provided the nominees furnish certain particulars of the beneficiaries to the Trustee and the Manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declarations by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form B to Boardroom Corporate & Advisory Services Pte. Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 18 per cent. from the distribution if Form B is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their distribution net of 18 per cent. tax. These Unitholders do not need to return any forms.

IMPORTANT REMINDER

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 6 August 2008.

Unitholders must complete and return the applicable form to Boardroom Corporate & Advisory Services Pte. Ltd.'s office by **5.00 p.m.** on **Friday, 15 August 2008** in order to receive a gross distribution or a distribution net of 10 per cent. tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The distribution is considered as income for the year 2008. Beneficial owners of the distribution, other than those who are exempt from tax on the distribution or who are entitled to the reduced tax rate of 10 per cent., are required to declare the gross distribution as taxable income in their income tax return for the year of assessment 2009.

IMPORTANT DATES AND TIMES

1 August 2008 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CCT
By 15 August 2008 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
28 August 2008	Payment of Distribution

For enquiries, please contact Ms Ho Mei Peng (email: ho.meipeng@capitaland.com) or Ms Sharon Sim (email: sharon.sim@capitaland.com) at 6536 1188 or visit our website at <www.cct.com.sg>.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
23 July 2008

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust


HSBC
Raffles City

1H 2008 Financial Results Briefing

23 July 2008

CapitaCommercial Trust

82 - 4507

Important Notice

This presentation is focused on comparing actual results versus forecasts stated in the CapitaCommercial Trust (CCT)'s Circular dated 9 June 2008. This shall be read in conjunction with paragraph 9 of CCT's 2008 Second Quarter Unaudited Financial Statement and Distribution Announcement.

The past performance of CCT is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, the manager of CCT is not indicative of the future performance of the Manager.

The value of units in CCT (CCT Units) and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (SGX-ST). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust

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Agenda

- Positive 1H 2008 Financial Results
- Proactive Capital Management
- Internal / Organic Growth
- Resilient Office Market
- Summary

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Positive Financial Results

CapitaCommercial Trust

1H 2008 DPU Up By 22.7%

	1H 2008 S$'000	1H 2007 S$'000	Change %
Gross Revenue	145,585	117,400	24.0
Net Property Income	101,150	86,388	17.1
Distributable Income	71,918	58,526	22.9
Distribution Per Unit	**5.19¢**	**4.23¢**	**22.7**
Annualised DPU	10.44¢	8.53¢	22.4
Distribution Yield	5.5%[1]	2.9%[2]	Nm

Notes:
1. Based on CCT unit closing price of S$1.91 as at 30 June 2008
2. Based on CCT unit closing price of S$2.93 as at 29 June 2007

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1H 08 DPU Outperforms Forecast by 4.2%

	1 Jan 2008 to 30 Jun 2008		
	Actual S$'000	Forecast[1] S$'000	Change %
Gross Revenue	145,585	144,122	1.0
Net Property Income	101,150	99,706	1.4
Distributable Income	71,918	68,969	4.3
Distribution Per Unit	**5.19¢**	**4.98¢**	**4.2**
Annualised DPU	10.44¢	10.01¢	4.3
Distribution Yield[2]	5.5%	5.2%	Nm

Notes:
1. The forecast is based on management's forecast for the period 1 January 2008 to 30 June 2008. This, together with the forecast for the period 1 July 2008 to 31 December 2008, is the forecast shown in the CCT Circular to unitholders dated 9 June 2008 for the acquisition of 1 George Street
2. Based on CCT unit closing price of S$1.91 as at 30 June 2008

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Delivering Higher DPU Year-on-Year

Distribution yield based on 2009
Projected DPU and closing price per unit
on 30 June 2008 of S$1.91 : 6.5%



6.32
7.8%
6.81
7.6%
7.33
18.7%
8.70
20.0%
10.44
22.0%
10.61(2)
16.3%
12.34
15 May to 31 Dec 2004 (annualised)
FY 2005
FY 2006
FY 2007
1 Jan to 30 Jun 2008 (annualised)
Forecast FY 2008(1)
Projection Year 2009 (1)

Notes:

(1) The forecast and the accompanying assumptions for the Forecast FY 2008 and Projection Year FY 2009 are found in the Unitholder Circular dated 9 June 2008 for the proposed acquisition of 1 George Street. Forecast FY2008 assumes 1 George Street acquisition is completed by 1 July 2008.

(2) The DPU of 10.61 cents is derived from the forecast for Existing Portfolio for the first half of 2008 and the forecast for the Enlarged Portfolio for the second half of 2008.

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Portfolio Value Increases to S$5.6 Bil

	As at 1 Dec 07		As at 1 Jun 08		Variance
	S$ mil	S$psf	S$ mil	S$psf	%
Capital Tower	1,224	1,652	1,283	1,734	4.8%
6 Battery Road	1,249	2,515	1,438	2,897	15.1%
HSBC Building	270	1,347	363	1,811	34.4%
Starhub Centre	350	1,247	362	1,288	3.4%
Robinson Point	218	1,637	234	1,755	7.3%
Bugis Village	72	603	73	609	0.8%
Golden Shoe Car Park	114	Nm [1]	116	Nm	1.8%
Market Street Car Park	61	Nm	64	Nm	4.9%
Existing Properties	**3,558**		**3,933**		**10.5%**
Raffles City Singapore					
100%	2,586	Nm	2,732	Nm	5.6%
60%	1,552		1,639		
Portfolio[2]	**5,110**		**5,572**		**9.0%**

Portfolio value increases by 9.1% (S$462.6 mil) to S$5,572.4 mil

Increase is credited to "Statement of Total Return", but has NO IMPACT on distributable income

Notes :
1. Nm represents "Not meaningful"
2. Portfolio comprises Existing Properties and 60% of Raffles City

CapitaCommercial Trust

Total Assets at S$6.3B, Adj. NAV at S$3.12

	30 Jun 08 S$'000	31 Dec 07 S$'000
Non-current assets[1]	5,719,939	5,238,359
Current assets[2]	589,765	40,374
Total assets	**6,309,704**	**5,278,733**
Current liabilities[3]	770,151	220,725
Non-current liabilities	1,135,949	1,120,386
Net assets	**4,403,604**	**3,937,622**
Unitholders' funds	**4,403,604**	**3,937,622**
NAV	3.18	2.84
Adjusted NAV[4]	3.12	2.80

On a fully diluted basis[5]

	30 Jun 08 S$'000	31 Dec 07 S$'000
NAV	3.13	2.84
Adjusted NAV[4]	3.07	2.80

Notes:
1. The increase is mainly due to increase in valuation of investment properties.
2. The increase is mainly due to cash proceeds from the issuance of S$150 mil 2-year MTN in Mar 08 and S$370 mil Convertible Bonds in May 08 .
3. The increase is mainly due to the reclassification of the S$580 mil CMBS due in Mar 09 from non-current liabilities to current liabilities.
4. Assuming the distribution income has been paid out to the unitholders
5. Assuming full conversion of Convertible Bonds to units at the end of the period.

CapitaCommercial Trust

Distribution Details

Distribution Period	From 1 Jan 2008 to 30 Jun 2008
Distribution Per Unit	5.19 cents Taxable - 5.16 cents Tax-exempt - 0.03 cents

Distribution Timetable

Trading on "Ex" Basis	30 July 2008
Books Closure Date	1 August 2008
Distribution Payment Date	28 August 2008

Proactive Capital Management

CapitaCommercial Trust

S$1.2 bn of Debt raised for Acquisition of 1 George Street

Convertible Bonds	Issued S$370 million 2% coupon Convertible Bonds Yield To Maturity of 3.95%
MTN Programme	Raised S$150 million under MTN Programme
2-year Committed Secured Term Loan	S$650 million – assumed rate: 4.8%; All-in interest rate for 11 Jul 08 to 12 Jan 09: 2.86%
Cash Surplus	Balance of the total acquisition cost

Assumed an average interest rate of approximately **3.7% per annum** (including margins and excluding the amortisation of the premiums and discounts relating to the issue of the Convertible Bonds and debt issuance expenses) for the Forecast Period 2008 and the Projection Year 2009.

CapitaCommercial Trust

Strong Balance Sheet with Prudent Gearing

	As at 11 Jul 08[1]	As at 30 Jun 08	As at 31 Dec 07
Total debt (S$'mil)	2,487.2	1,837.2	1,261.7
Gearing ratio[2]	35.7%	29.1%	23.9%
Interest service coverage ratio[3]	3.5 times	3.5 times	3.3 times
Average cost of debt	3.5%	3.7%	3.9%
Average fixed rate term to expiry[4]	2.9 years	3.3 years	3.3 years

Notes:

1. Date of completion of the acquisition of 1 George Street and drawdown of the S$650 mil 2-year secured term loan.
2. Ratio of borrowings of CCT Trust and RCS Trust (60%) over total deposited properties of CCT Trust and RCS Trust (60%)
3. Ratio of net investment income before interest and tax of CCT Trust and RCS Trust (60%) over interest expenses of CCT Trust and RCS Trust (60%)
4. Average fixed rate term to expiry of CCT Trust and RCS Trust, where applicable

CapitaCommercial Trust

Debt Maturity Profile

Several refinancing options available, focus on finalising well ahead of maturity



27%
32%
25%
CCT - short term loan (3%)
CCT - short term loan (1%)
S$32m
S$580m
CCT - CMBS (24%)
S$76m
S$650m
CCT - 2-year committed secured term loan[1] (26%)
S$520m
RCS - CMBS (21%)
S$10 m RCS - short term loan (0.4%)
CCT- MTN (4%)
CCT - Convertible Bonds (15%)
S$370m
2008
2009
2010
2011
2012
2013

Note:

1. The secured term loan was drawndown for the acquisition of 1 George Street on 11 July 2008.

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95% of 2008 Interest Rate Is Fixed



93%
95%
83%
61%
75%
55%
40%
30%
40%
30%
2008
2009
2010
2011
2012
As At 30 Jun 08
As at 11 Jul 08 1

Note:
1. Date of completion of the acquisition of 1 George Street and drawdown of the S$650 mil 2-year secured term loan.

CapitaCommercial Trust

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Internal / Organic Growth
(Portfolio before addition of 1 George Street)

CapitaCommercial Trust

63% of Income Contributed by Office

CCT's focus is owning and investing in real estate and real estate-related assets, which are income-producing and used, or predominantly used, for commercial purposes

Major usage mix for CCT properties
By Monthly Gross Rental Income (for the month of June 2008)



Office
62.9%
Hotels &
Convention
Centre
15.3%
Retail
21.8%

Note:
1. Excludes turnover rent

CapitaCommercial Trust

Portfolio Diversification with focus on Quality

About 80% of Net Property Income[1] contribution from Grade A assets and Raffles City[2]



Robinson Point, 2.5%
Market Street Car Park, 1.5%
Bugis Village, 3.9%
Golden Shoe Car Park, 3.9%
Starhub Centre, 4.3%
HSBC Building, 3.9%
Capital Tower, 14.4%
6 Battery Road, 25.3%
Raffles City, 40.3%

Notes:
1. Based on income for the period of 1 Jan to 30 Jun 2008
2. Represents CCT's interest of 60.0% in Raffles City

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Diverse Office Trade Mix[1]



Telecommunications, 2.6%
Legal, 2.5%
Education, 2.1%
Ancillary Food & Beverage, 1.1%
Business Management/Consultancy Services/Business Activities, 2.7%
Car Park Income, 4.5%
Real Estate & Property Services, 7.4%
IT Services & Consultancy/Internet Trading, 6.4%
Others, 9.0%
Government & Government Linked Office, 11.1%
Banking, Insurance & Financial Services, 50.7%

Note:
1. Based on monthly gross rental income as at 30 Jun 2008 for the office component including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 30 Jun 2008

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Committed Occupancy Consistently Above Market

CCT's Committed Occupancy Since Inception


120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
98.8%
92.3%1
2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2004
2005
2006
2007
2008
CCT Occupancy Rate
URA Occupancy Index

Note:

1. Figure as at 1Q 2008. URA has not released Occupancy Index figure for 2Q 2008

CapitaCommercial Trust

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Balanced Portfolio Lease Expiries

Most of 2008's Expiries Have Been Renewed


10.7%
1.5%
2.9%
2.1%
10.1%
7.5%
16.2%
8.5%
15.5%
2.5%
19.6%
0.4%
15.1%
2008
2009
2010
2011
2012 and Beyond
Office
Retail[1]
Hotels and Convention Centre[2]
Leases Renewed from 1 Jan to 30 Jun 2008

Notes:
1. Excludes turnover rent
2. The hotels and convention centre master lease of Raffles City is on a 20 year lease commencing from 7 Nov 1996

CapitaCommercial Trust

Well-Dispersed Office Lease Expiries Mitigate Concentration Risk



Leases up for Renewal (by Gross Rental Income)
as at 30 Jun 2008
16.8%
4.5%
15.7%
25.4%
24.2%
30.5%
2008
2009
2010
2011
2012 and Beyond
Leases Renewed from 1 Jan to 30 Jun 2008

CapitaCommercial Trust

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Significantly Higher Rent Reversions[1] Achieved Above Last Contracted Rent


250%
200%
150%
100%
50%
0%
193%
52%
OFFICE
RETAIL

Note:
1. For leases signed during the period 1 Jan to 30 June 2008 (Both dates inclusive). Based on weighted average basis.

CapitaCommercial Trust

CCT Buildings' Rental Rates[1] Consistently Outperform Market

(S$ psf pm)	Highest Rental Rates Committed		Est. Average Micro-Market Rent[2]	
	1Q 2008	2Q 2008	1Q 2008	2Q 2008
Capital Tower[3]	-	-	10.90	11.20
6 Battery Road	20.50	21.60	17.20	17.80
Raffles City Tower	16.50	16.70	10.90	11.50
Robinson Point	11.60	12.00	10.90	11.20

Notes:
1. Includes forward renewals and applicable to regular office units.
2. Estimated average micro-market rent for 1Q 2008 and 2Q 2008 is as at 29 Feb 2008 and 31 May 2008 respectively. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space (Source: CBRE)
3. No units available for lease for the period 1 Jan to 30 Jun 2008

CapitaCommercial Trust

Upside Potential from Contracted Rental Rate

Average Gross Rental Rate of Expiring Leases[1] vs. Micro-Market Rent[2]


Capital Tower
Micro-Market Rent: S$11.20 psf pm
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.14
$4.80
$5.55
4%
9%
45%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)
6 Battery Road
Micro-Market Rent: S$17.80 psf pm
60%
40%
20%
0%
$20.00
$16.00
$12.00
$8.00
$4.00
$-
$8.43
$7.63
$11.95
2%
14%
16%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)
Robinson Point
Micro-Market Rent: S$11.20 psf pm
100%
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.76
$5.53
$7.01
7%
7%
31%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)
Raffles City Tower
Micro-Market Rent: S$11.50 psf pm
100%
80%
60%
40%
20%
0%
$20.00
$15.00
$10.00
$5.00
$-
$5.14
$5.69
$9.32
2%
49%
40%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Notes:
1. Lease expiry by gross rental income as at 30 Jun 2008
2. Estimated average micro-market rent as at 31 May 2008. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space (Source: CBRE)

CapitaCommercial Trust

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Top 10 Tenants[1] – Portfolio



53% of Gross Rental Income Contributed by Top Ten Blue-Chip Tenants
15.3%
13.5%
5.7%
4.4%
3.3%
3.2%
3.1%
2.3%
1.7%
1.4%
RC Hotels (Pte) Ltd
Standard Chartered Bank
Government of Singapore Investment Corporation Private Limited
Nomura Singapore Limited
JPMorgan Chase Bank, N.A.
CapitaLand Group
The Hongkong and Shanghai Banking Corporation Limited
Robinson & Company (Singapore) Private Limited
Cisco System (USA) Pte. Ltd.
Economic Development Board

Note:
1. Based on committed gross rental income (excluding retail turnover rent) for the month of June 2008

CapitaCommercial Trust

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Locked-in Gross Rental Income Provides Stability

% of Forecast Gross Rental Income Committed[1]


98%
70%
FY 2008
FY 2009

Note:

1. The forecast and projected gross rental excludes gross rental income from Raffles City Singapore. The forecasts and their accompanying assumptions are stated in CCT's circular to unitholders dated 9 June 2008. The calculation of the *percentage of gross rental income committed excludes any renewals or new leases committed after 30 June 2008.*

CapitaCommercial Trust

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Resilient Office Market

Singapore's Core Office is Under-Supplied compared with the World's Major Financial Centres



Sq ft (mil)
229
160
121
81
50
39
23
9
Manhattan, NY (Grade A)
Midtown NY (Grade A)
London W. End (total)
London City (total)
Sydney
Tokyo Central (3-Kus)
Hong Kong (Central)
Singapore (Raffles Place)

Source: UBS Global Real Estate Report dated 20 May 2008

CapitaCommercial Trust

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Singapore Has Only 6.7 mil sq ft of Grade A Office


Outside of
Central Region
2.2
4%
Fringe Area
11.1
20%
Area in sq ft (mil)
Downtown
Core
27.5
49%
Rest of
Central Area
10.9
19%
Orchard Rd
4.3
8%


Grade A
Office,
6.7 mil
sq ft
Other
Office
grades,
20.8 mil
sq ft

- **Singapore's Total Office Stock: 71 mil sq ft**
- **Total Private Office Stock: 56 mil sq ft (79%)**

Source: CBRE, May 2008.
Note: Downtown Core covers Raffles Place, Marina Centre, Shenton Way and Marina Bay

CapitaCommercial Trust

Growth in Financial Services & Insurance Occupiers Creates Demand for Grade A Office

Typical Occupiers' Profile of Grade A Office Buildings in CBD


Others
5%
Non-profit/
govt related
20%
Legal Services &
Accountancy
28%
Information &
Technology
10%
Financial Service
and Insurance
37%

Profile in 2004


Others
8%
Non-profit/
govt related
15%
Legal Services &
Accountancy
24%
Information &
Technology
7%
Financial
Service and
Insurance
46%

Profile in 2008

Source: Jones Lang LaSalle Research, July 2008

CapitaCommercial Trust

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Average Annual Supply of 1.9 mil sq ft (2008 – 2012) is Lower Than Historical Average



Singapore private office space (Central Area) – demand and supply
Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) ~ 2 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.9 mil sqft
Projected annual demand = 1.62 mil sqft
Ave annual supply = 1.8 mil sq ft
Ave annual demand = 1.6 mil sq ft
supply forecast & projected take-up
Office Space (mil sq ft)
5.0
3.0
1.0
-1.0
-3.0
0.7
0.9
2.7
4.1
1.1
Supply
Demand
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: URA, CBRE & CapitaLand Research (May 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaCommercial Trust

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Firm Lease Commitments for MBFC 3 years ahead of buildings' completion

Key Financial Institutions in Marina Bay Financial Centre

Company	Net Lettable Area (sqft)	Phase	Comments
Standard Chartered	508,298	1	85% or 24 floors in Tower 1
Natixis	65,000	1	3 floors in Tower 1
Wellington Inv Mgt	21,000	1	1 floor in Tower 1
Amex	50,000	1	2 floors in Tower 2
Barclays	100,000	1	4 floors in Tower 2
Pictet	25,000	1	Occupy Tower 2
Icap	35,000	1	Occupy Tower 2
Others	142,498	1	-
Phase 1	946,796 (57% of MBFC Phase 1 NLA committed)		
DBS	700,000	2	22 floors in Tower 3
Phase 2	700,000 (56% of MBFC Phase 2 NLA committed)		
TOTAL	1,646,796		

Sources: MBFC; BNP Paribas estimates and DTZ report in CCT's Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Office Rents Expected to Remain Stable Through 2010


CBRE Research, May 2008
Historical Rents
Projected Rents
(S$ per sq ft per month)
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
7.50
7.71
6.30
6.43
5.00
5.35
4.00
4.55
4.40
4.62
5.20
5.70
7.81
8.73
15.00
17.15
17.00
19.00
17.50
20.00
15.50
19.00
2000
2001
2002
2003
2004
2005
2006
2007
2008E
2009E
2010E
Prime
Grade A


Forecast of Prime Raffles Place Rents
Source: DTZ Consulting & Research, May 2008
19.70
19.70
17.70
2008E
2009E
2010E

Source: Extracted from the independent property market review by CBRE and DTZ in the Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

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Summary

CapitaCommercial Trust

Summary

- Delivered higher 1H 2008 DPU of 5.19 cents
- Significant upside potential from strong rent reversions due to portfolio's below market rentals
- Already locked in about 98% and 70% of forecast gross rental income for 2008 and 2009 respectively (excluding Raffles City Singapore)
- Already working on several refinancing options for debt maturing next year and will finalise well ahead of debt maturity
- Income contribution from 1 George Street with effect from 11 July 2008

CapitaCommercial Trust

CapitaCommercial
Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

For enquiries, please contact:
Ms Ho Mei Peng
Head, Investor Relations & Communications
Direct: (65) 6826 5586
Email: ho.meipeng@capitaland.com

Supplementary Slides

CapitaCommercial Trust

Gross Revenue - By Asset

Actual vs Forecast

	1 Jan 08 to 30 Jun 08			2Q 2008
	Actual S$'000	Forecast [1] S$'000	Change %	Actual S$'000
Capital Tower	**24,561**	24,396	0.7	12,382
6 Battery Road	**34,812**	34,751	0.2	18,353
HSBC Building	**4,416**	4,415	0.0	2,232
Starhub Centre	**7,124**	7,027	1.4	3,777
Robinson Point	**4,355**	4,254	2.4	2,343
Bugis Village	**4,953**	4,859	1.9	2,491
Golden Shoe Car Park	**5,466**	5,473	(0.1)	2,738
Market Street Car Park	**2,475**	2,287	8.2	1,135
Sub-Total	**88,162**	87,462	0.8	45,451
60% Interest in RCS	**57,423**	56,660	1.3	28,938
Gross Revenue	**145,585**	144,122	1.0	74,389

Note:
1. The forecast is based on management's forecast for the period 1 January 2008 to 30 June 2008. This, together with the forecast for the period 1 July 2008 to 31 December 2008, is the forecast shown in the CCT Circular to Unitholders dated 9 June 2008 for the acquisition of 1 George Street.

CapitaCommercial Trust

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Net Property Income - By Asset

Actual vs Forecast

	1 Jan 08 to 30 Jun 08			2Q 2008
	Actual S$'000	Forecast [1] S$'000	Change %	Actual S$'000
Capital Tower	14,526	14,346	1.3	7,389
6 Battery Road	25,631	25,218	1.6	13,805
HSBC Building	3,917	3,906	0.3	1,771
Starhub Centre	4,381	4,253	3.0	2,327
Robinson Point	2,520	2,403	4.9	1,281
Bugis Village	3,930	3,821	2.9	1,984
Golden Shoe Car Park	3,987	3,923	1.6	2,001
Market Street Car Park	1,519	1,295	17.3	735
Sub-Total	60,411	59,165	2.1	31,293
60% Interest in RCS	40,739	40,541	0.5	20,231
Net Property Income	101,150	99,706	1.4	51,524

Note:
1. The forecast is based on management's forecast for the period 1 January 2008 to 30 June 2008. This, together with the forecast for the period 1 July 2008 to 31 December 2008, is the forecast shown in the CCT Circular to Unitholders dated 9 June 2008 for the acquisition of 1 George Street.

CapitaCommercial Trust

82 - 4507

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jul-2008 07:42:56
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Adjustment to the conversion price of S$370,000,000 2.0 per cent. convertible bonds due 2013"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.CB.Price.Adjustment.23Jul08.pdf Total size = **29K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

ADJUSTMENT TO THE CONVERSION PRICE OF S$370,000,000 2.0 PER CENT. CONVERTIBLE BONDS DUE 2013

CapitaCommercial Trust Management Limited, as Manager (the "**Manager**") of CapitaCommercial Trust ("**CCT**"), refers to the S$370,000,000 2.0 per cent. Convertible Bonds due 2013 (the "**Bonds**") issued by CCT, acting through HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT (the "**CCT Trustee**"), and the announcement dated 23 July 2008 made by CCT in connection with a proposed ordinary distribution (the "**Ordinary Distribution**") of S$0.0519 per unit of CCT ("**Unit**") for the financial period 1 January 2008 to 30 June 2008, to be paid to unitholders whose names appear in CCT's Register of Unitholders as at 5.00 p.m. on 1 August 2008 ("**CCT Unitholders**").

Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the terms and conditions of the Bonds (the "**Terms and Conditions**").

The Terms and Conditions provide for adjustments to be made to the conversion price of the Bonds (the "**Conversion Price**") in the event an ordinary distribution is paid or made to CCT Unitholders.

The Manager is pleased to set out below, a summary of the adjustment to the Conversion Price based on the formula in Condition 6.4.3 of the Terms and Conditions:

Adjusted Conversion Price	=	Conversion Price x ((A-B) / A)
Where:		
Conversion Price	=	S$2.6762 per Conversion Unit
A	=	S$1.9070 being the Current Market Price[1] of one Unit on the last Trading Day preceding the date on which the Ordinary Distribution is publicly announced
B	=	S$0.0519 being the Fair Market Value[2] on the date of such announcement of the Ordinary Distribution, attributable to one Unit
Ordinary Distribution	=	S$0.0519

1 Current Market Price means the average of the closing market price quoted by the SGX-ST for the 20 consecutive Trading Days that ended on 22 July 2008.

2 Fair Market Value means any cash distribution paid to or to be paid per Unit.

The Adjusted Conversion Price is therefore S$2.6033.

The adjustment to the Conversion Price will take effect on 1 August 2008, being the record date for the determination of CCT Unitholders entitled to receive such Ordinary Distribution.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(as manager of CapitaCommercial Trust)
Company Registration No. 200309059W

Michelle Koh
Company Secretary
Singapore
23 July 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units and/or Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jul-2008 07:49:23
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Presentation slides - Raffles City Singapore - First Half 2008 Financial Results"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.RCS.Slides.23Jul08.pdf Total size = **912K** (2048K size limit recommended)

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RECEIVED
2008 AUG -4 A 9:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Raffles City Singapore

23 July 2008

CapitaCommercial Trust

CapitaMall Trust

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Performance of RCS Trust – 1H 2008

	1 Jan 2008 to 30 Jun 2008			
	CCT's 60% Interest			RCS Trust
	Actual S$'000	Forecast [1] S$'000	Change %	Actual S$'000
Gross Revenue	**57,423**	**56,660**	**1.3**	**95,705**
- Office	9,020	9,008	0.1	15,033
- Retail	24,200	24,172	0.1	40,334
- Hotel	22,026	21,593	2.0	36,710
- Others	2,177	1,887	15.4	3,628
Net Property Income	**40,739**	**40,541**	**0.5**	**67,899**

Note:
1. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaMall Trust ("CMT") on 9 Jun 2008

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CapitaCommercial Trust

CapitaMall Trust

Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Jan 2008 to 30 Jun 2008

	Renewed/New Leases as at 30 Jun 2008	Increase in Rental vs		Committed Occupancy as at 30 Jun 2008
		Forecast[1] Rent	Preceding Rent	
Raffles City Tower	2,757 sq m (3.8%)	43.3%	192.9%	97.8%
Raffles City Shopping Centre	2,030 sq m (2.8%)	4.9%	10.5%	100.0%

Note:
1. Based on the manager's forecast and assumptions as shown in the joint announcement by CCT and CMT on 9 June 2008

CapitaCommercial Trust

CapitaMall Trust

Lease Expiry Profile – Raffles City Tower

Leases up for Renewal as a % of Gross Rental Income as at 30 Jun 2008



1.6%
49.3%
39.9%
9.2%
0.0%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry by Gross Rental Income	1.6 Years

Lease Expiry Profile – Raffles City Shopping Centre

Leases up for Renewal as a % of Gross Rental Income[1] as at 30 Jun 2008


7.4%
28.8%
47.9%
13.5%
2.4%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry by Gross Rental Income	1.8 Years

CapitaCommercial Trust

Note:
1. Excludes retail turnover rent

CapitaMall Trust

Top 10 Tenants[1] – Raffles City Tower

Tenant	% of Gross Rental Income
Economic Development Board	21.3%
Accenture Pte Ltd	11.5%
Phillip Securities Pte Ltd	9.9%
AAPC Hotels Management Pte. Ltd.	3.7%
Raffles International Limited	3.5%
Chinaoil (Singapore) Int'l Pte Ltd	3.4%
Lyondell South Asia Pte Ltd	3.2%
Total Trading Asia Pte. Ltd.	2.9%
Orix Investment & Management Private Limited	2.8%
LVMH Watch & Jewellery Singapore Pte Ltd	2.3%
Top Ten Tenants	**64.5%**
Other Tenants	35.5%
Total	**100.0%**

Note:
1. Based on committed gross rental income for the month of Jun 2008

Top 10 Tenants[1] – Raffles City Shopping Centre

Tenant	% of Gross Rental Income
Robinson & Co (S) Pte Ltd	15.6%
Wing Tai Retail Pte. Ltd.	3.8%
Jay Gee Enterprises (Pte.) Ltd	3.1%
Ossia International Limited	3.1%
Cold Storage Singapore (1983) Pte Ltd	2.8%
Esprit Retail Pte Ltd	2.7%
Food Junction Management Pte Ltd	2.2%
The Looking Glass Pte Ltd	2.1%
DBS Bank Ltd.	2.1%
Cortina Watch Pte Ltd	2.0%
Top Ten Tenants	**39.5%**
Other Tenants	60.5%
Total	**100.0%**

Note:
1. Based on committed gross rental income (excluding retail turnover rent) for the month of Jun 2008

Trade Mix
– Raffles City Tower

Tenant Business Sector Analysis by Gross Rental Income as at 30 Jun 2008


Others
26.2%
IT Services &
Consultancy/Internet Trading
13.8%
Real Estate & Property
Services
9.2%
Business Management/
Consultancy Services/
Business Activities
1.9%
Telecommunications
0.30%
Banking, Insurance
& Financial Services
24.3%
Government and
Government
Linked Office
24.3%

CapitaCommercial Trust

CapitaMall Trust

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Trade Mix
– Raffles City Shopping Centre

Tenant Business Sector Analysis by Gross Rental Income as at 30 Jun 2008


Food & Beverage/ Food Court
22.1%
Department Store
14.0%
Educational/Services
9.6%
Books/Gifts &
Specialty/Hobbies/Toy
4.9%
Supermarket
2.5%
Leisure and
Entertainment/Sports &
Fitness
2.1%
Home Furnishings
0.8%
Electronics
0.6%
Fashion
43.4%

CapitaCommercial Trust

CapitaMall Trust

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Asset Enhancement Updates

Phase 1 AEI - Completed


Welcome to Raffles
Love & Co

CapitaCommercial Trust

CapitaMall Trust

Phase 1 AEI – Completed (Cont'd)



CapitaCommercial Trust

CapitaMall Trust

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Phase 1 AEI – Completed (Cont'd)


STAR

CapitaCommercial Trust

CapitaMall Trust

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Shopper Traffic Increased Post - Phase 1 AEI

Shopper Traffic Grew 16.5% in 2008 vs 2007 Over The Same Period



Million
No of Shoppers
3.5
3
2.5
2
1.5
1
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Before AEI (2007)
After AEI (2008)

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Tenants' Retail Sales Increased Post - Phase 1 AEI

Tenants' Retail Sales Grew 9.1% in 2008 vs 2007 Over The Same Period

Sample Size[1]: 81 tenants

Period	Sales (in'000s)	% Increase
Jan 2007 to May 2007	81,009	
Jan 2008 to May 2008	88,383	**9.1%**

Note:
1 Includes only tenants with complete GTO information available for the period 1 January 2007 to 31 May 2007 and 1 January 2008 to 31 May 2008.

Phase 2 AEI – Outdoor Dining


Completing in 4Q 2008
New F&B and Outdoor Restaurant Area (ORA) fronting Bras Basah Road (Approximately 2,831 sq ft)
Completed
Extension of existing ORA at MRT entrance (Approximately 592 sq ft)

CapitaCommercial Trust

CapitaMall Trust

Phase 2 AEI – Outdoor Dining

Artist's Impression of new restaurant fronting Bras Basah Road



Phase 3 AEI - B1 Reconfiguration

Existing Basement 1



Current Weaknesses

- Maze-like layout with full-height island shops resulting in poor visibility and shoppers' circulation
- Weak layout affects tenants' sales performance

Proposed Reconfiguration

- Replace full-height island shop units with low height shops of 1.2m for improved visibility
- Reduce secondary corridors for better shoppers' traffic circulation
- Create connecting corridor to link City Hall MRT station with the upcoming Esplanade MRT Station
- Reconfigure shops along the connecting corridor to tap potential traffic flow between the 2 stations

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CapitaCommercial Trust

CapitaMall Trust

Phase 3 AEI – B1 Reconfiguration

BEFORE AEI
Full-height island shops reduce cross-visibility





PROPOSED AEI[1]
Low-height shops and dining areas improve cross-visibility and traffic circulation





Note:
1. For illustration purpose only

CapitaCommercial Trust

CapitaMall Trust

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Phase 3 AEI – Create Prominent Entry

Current Entrance to B1



Current Weakness

- Entrance to B1 Marketplace from City Hall MRT exit at Level 1 is not prominent and is often missed by shoppers

Proposed Improvement

- To create a prominent entry statement using a portal and feature wall to draw shoppers to B1
- From this entrance, a connecting route will be created through B1 and B2, to link City Hall MRT station with the upcoming Esplanade MRT station

Value Creation of Phase 3 AEI

Capital Expenditure	Start Date	Completion Date
S$28.75 mil	4th Qtr 2008	3rd Qtr 2009

	AEI Budget[1]
Incremental Gross Revenue p.a.	S$ 3.6 mil
Incremental Net Property Income (80%)	**S$ 2.88 mil**
Total Capital Expenditure	S$ 28.75 mil
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 52.36 mil
Increased in Value (net of investment cost)	**S$ 23.61 mil**

Note:
1. Forecast value creation is based on Manager's estimates

CapitaCommercial Trust

CapitaMall Trust

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CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

For enquiries, please contact:
Ms Ho Mei Peng
Head, Investor Relations & Communications
Direct: (65) 6826 5586
Email: ho.meipeng@capitaland.com

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jul-2008 07:56:19
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Presentation Slides - Raffles City Singapore - First Half 2008 Financial Results"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CMT.RCS.Slides.23Jul08.pdf Total size = **710K** (2048K size limit recommended)

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Raffles City Singapore

23 July 2008

CapitaCommercial Trust

CapitaMall Trust

Performance of RCS Trust – 1H 2008

	1 Jan 2008 to 30 Jun 2008			
	CMT's 40% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**38,282**	**37,773**	**1.3**	**95,705**
- Retail	16,134	16,114	0.1	40,334
- Office	6,013	6,005	0.1	15,033
- Hotel	14,684	14,395	2.0	36,710
- Others	1,451	1,259	15.4	3,628
Net Property Income	**27,160**	**27,027**	**0.5**	**67,899**

Note:
1. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.

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Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Jan 2008 to 30 Jun 2008

	Renewed/New Leases as at 30 Jun 2008	Increase in Rental vs		Committed Occupancy as at 30 Jun 2008
		Forecast [1] Rent	Preceding Rent	
Raffles City Tower	2,757 sq m (3.8%)	43.3%	192.9%	97.8%
Raffles City Shopping Centre	2,030 sq m (2.8%)	4.9%	10.5%	100.0%

Note:
1. Based on the manager's forecast and assumptions as shown in the joint announcement by CCT and CMT on 9 June 2008

CapitaCommercial Trust

CapitaMall Trust

Lease Expiry Profile – Raffles City Tower

Leases up for Renewal as a % of Gross Rental Income as at 30 Jun 2008



1.6%
49.3%
39.9%
9.2%
0.0%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry by Gross Rental Income	1.6 Years

CapitaCommercial Trust

CapitaMall Trust

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Lease Expiry Profile – Raffles City Shopping Centre

Leases up for Renewal as a % of Gross Rental Income[1] as at 30 Jun 2008


7.4%
28.8%
47.9%
13.5%
2.4%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry by Gross Rental Income	1.8 Years

CapitaCommercial Trust

Note:
1. Excludes retail turnover rent

CapitaMall Trust

Top 10 Tenants[1] – Raffles City Tower

Tenant	% of Gross Rental Income
Economic Development Board	21.3%
Accenture Pte Ltd	11.5%
Phillip Securities Pte Ltd	9.9%
AAPC Hotels Management Pte. Ltd.	3.7%
Raffles International Limited	3.5%
Chinaoil (Singapore) Int'l Pte Ltd	3.4%
Lyondell South Asia Pte Ltd	3.2%
Total Trading Asia Pte. Ltd.	2.9%
Orix Investment & Management Private Limited	2.8%
LVMH Watch & Jewellery Singapore Pte Ltd	2.3%
Top Ten Tenants	**64.5%**
Other Tenants	35.5%
Total	**100.0%**

Note:
1. Based on committed gross rental income for the month of Jun 2008

Top 10 Tenants[1] – Raffles City Shopping Centre

Tenant	% of Gross Rental Income
Robinson & Co (S) Pte Ltd	15.6%
Wing Tai Retail Pte. Ltd.	3.8%
Jay Gee Enterprises (Pte.) Ltd	3.1%
Ossia International Limited	3.1%
Cold Storage Singapore (1983) Pte Ltd	2.8%
Esprit Retail Pte Ltd	2.7%
Food Junction Management Pte Ltd	2.2%
The Looking Glass Pte Ltd	2.1%
DBS Bank Ltd.	2.1%
Cortina Watch Pte Ltd	2.0%
Top Ten Tenants	**39.5%**
Other Tenants	60.5%
Total	**100.0%**

Note:

1. Based on committed gross rental income (excluding retail turnover rent) for the month of Jun 2008

CapitaCommercial Trust

CapitaMall Trust

Trade Mix
– Raffles City Tower

Tenant Business Sector Analysis by Gross Rental Income as at 30 Jun 2008


Others
26.2%
Government and
Government
Linked Office
24.3%
IT Services &
Consultancy/Internet Trading
13.8%
Banking, Insurance
& Financial Services
24.3%
Real Estate & Property
Services
9.2%
Telecommunications
0.30%
Business Management/
Consultancy Services/
Business Activities
1.9%

CapitaCommercial Trust

CapitaMall Trust

82 - 4507.

Trade Mix
– Raffles City Shopping Centre

Tenant Business Sector Analysis by Gross Rental Income as at 30 Jun 2008


Food & Beverage/ Food Court
22.1%
Department Store
14.0%
Educational/Services
9.6%
Books/Gifts & Specialty/Hobbies/Toy
4.9%
Supermarket
2.5%
Leisure and Entertainment/Sports & Fitness
2.1%
Home Furnishings
0.8%
Electronics
0.6%
Fashion
43.4%

CapitaCommercial Trust

CapitaMall Trust

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Asset Enhancement Updates

CapitaCommercial Trust

CapitaMall Trust

Phase 1 AEI - Completed


LOVE & CO
Raffles

Phase 1 AEI – Completed (Cont'd)



CapitaCommercial Trust

CapitaMall Trust

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Phase 1 AEI – Completed (Cont'd)


STAR

Shopper Traffic Increased Post - Phase 1 AEI

Shopper Traffic Grew 16.5% in 2008 vs 2007 Over The Same Period



Million
No of Shoppers
3.5
3
2.5
2
1.5
1
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Before AEI (2007)
After AEI (2008)

CapitaCommercial Trust

CapitaMall Trust

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Tenants' Retail Sales Increased Post - Phase 1 AEI

Tenants' Retail Sales Grew 9.1% in 2008 vs 2007 Over The Same Period

Sample Size[1]: 81 tenants

Period	Sales (in'000s)	% Increase
Jan 2007 to May 2007	81,009	
Jan 2008 to May 2008	88,383	**9.1%**

Note:
1 Includes only tenants with complete GTO information available for the period 1 January 2007 to 31 May 2007 and 1 January 2008 to 31 May 2008.

CapitaCommercial Trust

CapitaMall Trust

Phase 2 AEI – Outdoor Dining


Menotti
Timberland
Levi's
Kate Spade
Coach
Nine West
Robinsons
Adidas
Spinelli
Starbucks Coffee

Completing in 4Q 2008

New F&B and Outdoor Restaurant Area (ORA) fronting Bras Basah Road (Approximately 2,831 sq ft)

Completed

Extension of existing ORA at MRT entrance (Approximately 592 sq ft)

CapitaCommercial Trust

CapitaMall Trust

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Phase 2 AEI – Outdoor Dining

Artist's Impression of new restaurant fronting Bras Basah Road



Phase 3 AEI - B1 Reconfiguration

Existing Basement 1



Current Weaknesses

- Maze-like layout with full-height island shops resulting in poor visibility and shoppers' circulation
- Weak layout affects tenants' sales performance

Proposed Reconfiguration

- Replace full-height island shop units with low height shops of 1.2m for improved visibility
- Reduce secondary corridors for better shoppers' traffic circulation
- Create connecting corridor to link City Hall MRT station with the upcoming Esplanade MRT Station
- Reconfigure shops along the connecting corridor to tap potential traffic flow between the 2 stations

Phase 3 AEI – B1 Reconfiguration

BEFORE AEI
Full-height island shops reduce cross-visibility





PROPOSED AEI[1]
Low-height shops and dining areas improve cross-visibility and traffic circulation





Note:
1. For illustration purpose only

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Phase 3 AEI – Create Prominent Entry

Current Entrance to B1



Current Weakness

- Entrance to B1 Marketplace from City Hall MRT exit at Level 1 is not prominent and is often missed by shoppers

Proposed Improvement

- To create a prominent entry statement using a portal and feature wall to draw shoppers to B1
- From this entrance, a connecting route will be created through B1 and B2, to link City Hall MRT station with the upcoming Esplanade MRT station

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Value Creation of Phase 3 AEI

Capital Expenditure	Start Date	Completion Date
S$28.75 mil	4th Qtr 2008	3rd Qtr 2009

	AEI Budget[1]
Incremental Gross Revenue p.a.	S$ 3.6 mil
Incremental Net Property Income (80%)	**S$ 2.88 mil**
Total Capital Expenditure	S$ 28.75 mil
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 52.36 mil
Increased in Value (net of investment cost)	**S$ 23.61 mil**

Note:
1. Forecast value creation is based on Manager's estimates

CapitaCommercial Trust

CapitaMall Trust

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Thank You

For enquiries, please contact:
TONG Ka-Pin (Ms)
Head, Investor Relations & Corporate Communications
Tel : (65)-6536 1188
Fax : (65)-6536 3884
Email: tong.ka-pin@capitaland.com
http://www.capitamall.com

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jul-2008 08:07:08
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "(1) Unaudited results for the period ended 30 June 2008; (2) ART achieves 36% increase in 1H 2008 unitholders' distribution; and (3) Notice of books closure and distribution payment date"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited ("ARTML"), the manager of Ascott Residence Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by ARTML on the SGX website www.sgx.com.
Attachments	Total size = **0** (2048K size limit recommended)

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ASCOTT

RESIDENCE TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE PERIOD ENDED 30 JUNE 2008
TABLE OF CONTENTS

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ASCOTT RESIDENCE TRUST
2008 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

Summary of Group Results

	2Q 2008 S$'000	2Q 2007 S$'000	Better/ (Worse) %	YTD Jun 2008 S$'000	YTD Jun 2007 S$'000	Better/ (Worse) %
Revenue	45,984	40,642	13	91,614	69,599	32
Gross Profit	23,248	18,234	27	46,706	31,856	47
Unitholders' Distribution	13,317	12,148	10	27,486	20,190	36
Distribution Per Unit (cents)	2.19	2.01	9	4.52	3.60	26

DISTRIBUTION AND BOOK CLOSURE DATE

Distribution	For 1 January 2008 to 30 June 2008
Distribution rate	i) Taxable income 1.61 cents ii) Tax Exempt Income 1.13 cents iii) Capital distribution 1.78 cents **Total** **4.52 cents**
Book Closure Date	1 August 2008
Payment Date	28 August 2008

ASCOTT RESIDENCE TRUST
2008 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

Ascott Residence Trust ("ART") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

ART's objective is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region.

ART was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), ART was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") with an initial portfolio of 12 properties ("Initial Properties") with 2,068 apartment units in 7 cities across five countries (Singapore, China, Indonesia, the Philippines and Vietnam).

In June 2008, ART completed the acquisition of a 100% interest in Somerset St Georges Terrace in Perth, Australia. With this acquisition, ART's portfolio has expanded to 37 properties with 3,550 apartment units in 11 cities across seven countries (Singapore, Australia, China, Indonesia, Japan, the Philippines and Vietnam).

As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), ART will distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by ART which are determined to be trading gains) and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. For FY 2008, similar to previous years, ART will continue to distribute 100% of its taxable income and Net Overseas Income. ART will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. Distributions, when paid, will be in Singapore dollar.

1(a)(i) **CONSOLIDATED STATEMENT OF TOTAL RETURN**

	Note	GROUP 2Q 2008 S$'000	GROUP 2Q 2007 S$'000	Better / (Worse) % +/-	GROUP YTD Jun 2008 S$'000	GROUP YTD Jun 2007 S$'000	Better / (Worse) % +/-
Revenue	A.1	45,984	40,642	13	91,614	69,599	32
Direct expenses	A.2	(22,736)	(22,408)	-1	(44,908)	(37,743)	-19
Gross Profit	A.1	23,248	18,234	27	46,706	31,856	47
Finance income		294	246	20	494	424	17
Other operating income		197	178	11	390	539	-28
Finance costs	A.3	(4,740)	(4,067)	-17	(9,420)	(7,588)	-24
Manager's management fees		(1,986)	(1,536)	-29	(3,879)	(2,752)	-41
Trustee's fee		(51)	(39)	-31	(101)	(76)	-33
Professional fees		(465)	(229)	-103	(746)	(328)	-127
Audit fees		(178)	(140)	-27	(402)	(207)	-94
Foreign exchange (loss) / gain - realised		(143)	(72)	-99	(141)	167	-184
Other operating expenses		(200)	(117)	-71	(342)	(196)	-74
Share of (loss) / profit of associates (net of tax)		(16)	(6)	-167	(43)	95	-145
Net income before change in fair value of financial derivative and unrealized foreign exchange loss		**15,960**	**12,452**	**28**	**32,516**	**21,934**	**48**
Net change in fair value of financial derivative	A.4	178	1,178	-85	(4,116)	(3,029)	-36
Foreign exchange (loss) / gain - unrealised	A.5	(6,274)	3,946	-259	(4,446)	2,634	-269
Total return for the period before tax		**9,864**	**17,576**	**-44**	**23,954**	**21,539**	**11**
Income tax expense	A.6	(3,064)	(2,240)	-37	(5,755)	(4,119)	-40
Total return for the period after tax		**6,800**	**15,336**	**-56**	**18,199**	**17,420**	**4**
Minority interests		(1,468)	(1,298)	-13	(2,965)	(2,251)	-32
Total return for the period attributable to unitholders before distribution		**5,332**	**14,038**	**-62**	**15,234**	**15,169**	**n.m.**
Distribution to Unitholders from operations							
- Period from 1/7/06 to 31/12/06		-	-		-	(8,950)	
- Period from 1/1/07 to 25/3/07		-	(2,203)		-	(2,203)	
- Period from 1/7/07 to 31/12/07		-	-		(24,855)	-	
Total return for the period attributable to Unitholders after distribution		**5,332**	**11,835**	**-55**	**(9,621)**	**4,016**	**-340**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	GROUP 2Q 2008 S$'000	GROUP 2Q 2007 S$'000	Better / (Worse) % +/-	GROUP YTD Jun 2008 S$'000	GROUP YTD Jun 2007 S$'000	Better / (Worse) % +/-
Total return for the period attributable to unitholders before distribution		5,332	14,038	-62	15,234	15,169	n.m.
Net effect of non-tax deductible / chargeable items and other adjustments	A.7	7,985	(1,890)	522	12,252	5,021	144
Total amount distributable to Unitholders for the period		**13,317**	**12,148**	**10**	**27,486**	**20,190**	**36**
Comprises :							
- from operations		3,282	1,617		6,521	3,978	
- from unitholders' contributions		10,035	10,531		20,965	16,212	
		13,317	**12,148**	**10**	**27,486**	**20,190**	**36**

1(a)(ii) Explanatory Notes to Consolidated Statement of Total Return

A.1 Revenue and Gross profit

Revenue in 2Q 2008 increased by S$5.4 million (13%) to S$46.0 million. Gross profit in 2Q 2008 increased by S$5.0 million (27%) to S$23.2 million. The strong operating performance was due to both organic growth across the portfolio, particularly in Singapore and Vietnam, and contribution from the newly-acquired properties subsequent to 2Q 2007. On a same store basis, ART's portfolio grew strongly with revenue increasing by S$2.9 million (7%) to S$43.5 million and gross profit increasing by S$3.4 million (19%) to S$21.6 million. The new acquisitions after 2Q 2007 contributed S$2.5 million revenue and S$1.6 million gross profit in 2Q 2008.

Refer to Para 8(i)(a) for more detailed analysis.

A.2 Direct expenses include the following items:

	GROUP 2Q 2008 S$'000	GROUP 2Q 2007 S$'000	Better / (Worse) % +/-	GROUP YTD Jun 2008 S$'000	GROUP YTD Jun 2007 S$'000	Better / (worse) % +/-
Depreciation and amortisation	(1,304)	(2,665)	51	(2,583)	(3,484)	26
Staff costs	(4,225)	(3,884)	-9	(8,213)	(6,936)	-18

A.3 Finance costs

Finance costs for 2Q 2008 increased by S$0.7 million as compared to 2Q 2007. This was mainly due to additional bank loans taken up for acquisition of new properties subsequent to 2Q 2007.

A.4 Net change in fair value of financial derivative

The 2Q 2008 gain of $0.2 million relates to unrealized changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level. The corresponding translation effect to the Group arising on the underlying US$ bank loan was an unrealized foreign exchange gain of S$2.6 million taken to the Statement of Total Return (refer to Para A.5). Hence, the net impact on the Group's net asset value was an increase of S$2.8 million.

A.5 Foreign exchange (loss) / gain - unrealized

The foreign exchange loss recognised in 2Q 2008 was mainly due to (1) unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollar ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$, (2) unrealized revaluation loss on US$ shareholder's loan in Philippines subsidiary's books, as a result of the appreciation of US$ against Peso and partly offset by (3) unrealized revaluation gain on US$ bank loans in subsidiaries' books, as a result of the depreciation of US$ against RMB.

A.6 Income tax expense

Taxation for 2Q 2008 was higher by S$0.8 million as compared to the corresponding period last year. This was mainly due to higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para A.5), which is taxable in China.

A.7 Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:

	GROUP			GROUP		
	2Q 2008 S$'000	2Q 2007 S$'000	Better / (Worse) % +/-	YTD Jun 2008 S$'000	YTD Jun 2007 S$'000	Better / (Worse) % +/-
Trustee's fees*	11	8	-38	25	22	-14
Depreciation (net of MI)	1,202	2,511	52	2,376	3,240	27
Net change in fair value of financial derivative (Note A.4)	(178)	(1,178)	-85	4,116	3,029	-36
Unrealised exchange loss / (gain) (Note A.5)	6,274	(3,946)	-259	4,446	(2,634)	-269
Manager's management fee payable partially in units	993	768	-29	1,940	1,376	-41

* This relates to the Singapore properties only and is not tax deductible.

1(b)(i) BALANCE SHEET

		GROUP		REIT	
	Note	30/6/08 S$'000	31/12/07 S$'000	30/6/08 S$'000	31/12//07 S$'000
Non-Current Assets					
Plant and equipment		22,960	21,271	3,366	3,427
Serviced residence properties	1(b)(ii)	1,570,644	1,559,202	399,973	399,973
Interest in subsidiaries		-	-	105,853	106,121
Interest in associate		3,321	3,591	3,830	4,057
Deferred tax assets		2,534	2,436	-	-
		1,599,459	**1,586,500**	**513,022**	**513,578**
Current Assets					
Inventories		452	438	-	-
Trade receivables		7,432	10,545	1,371	1,411
Other receivables and deposits	1(b)(iii)	27,196	27,097	603,816	610,154
Cash and bank balances	1(b)(iv)	59,798	64,515	5,346	12,636
		94,878	**102,595**	**610,533**	**624,201**
Total Assets		**1,694,337**	**1,689,095**	**1,123,555**	**1,137,779**
Non-Current Liabilities					
Interest bearing liabilities	1(b)(v)	(386,766)	(365,461)	(127,002)	(121,446)
Financial derivatives	1(b)(vi)	(17,466)	(13,966)	(17,112)	(12,996)
Deferred tax liabilities		(13,393)	(13,932)	-	-
Minority interests		(64,826)	(65,672)	-	-
Net assets attributable to unitholders	1(d)(i)	(955,318)	(972,941)	(877,748)	(916,040)
		(1,437,769)	**(1,431,972)**	**(1,021,862)**	**(1,050,482)**
Current Liabilities					
Trade payables		(4,513)	(3,606)	(212)	(75)
Other payables	1(b)(vii)	(68,886)	(74,659)	(32,884)	(28,365)
Interest bearing liabilities	1(b)(v)	(179,314)	(176,256)	(68,062)	(58,380)
Provision for taxation		(3,855)	(2,602)	(535)	(477)
		(256,568)	**(257,123)**	**(101,693)**	**(87,297)**
Total Liabilities		**(1,694,337)**	**(1,689,095)**	**(1,123,555)**	**(1,137,779)**

1(b)(ii) Serviced residence properties

The increase in the Group's serviced residence properties as at 30 June 2008 was mainly due to the acquisition of Somerset St Georges Terrace in Perth. The increase was partially offset by the foreign currency differences arising from translating the Group's overseas serviced residence properties, held by subsidiaries with non-Singapore dollar functional currencies, to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

1(b)(iii) Other receivables and deposits

The REIT's other receivables and deposits relate mainly to shareholder's loans to its subsidiaries.

1(b)(iv) Cash and bank balances

The decrease in the Group's cash and bank balances as at 30 June 2008 was mainly due to distribution to unitholders on 28 February 2008 for the period 1 July 2007 to 31 December 2007.

1(b)(v) Interest bearing liabilities

		GROUP		REIT	
		30/6/08 S$'000	31/12/07 S$'000	30/6/08 S$'000	31/12/07 S$'000
Amount repayable in one year or less or on demand					
- Secured		3,012	8,319	-	-
- Unsecured		177,551	169,056	68,137	58,380
Less: Fees and expenses incurred for debt raising exercises amortised over the tenure of secured and unsecured loans		(1,249)	(1,119)	(75)	-
		179,314	176,256	68,062	58,380
Amount repayable after one year					
- Secured		388,214	366,693	127,354	121,864
Less: Fees and expenses incurred for debt raising exercises amortised over the tenure of secured loans		(1,448)	(1,232)	(352)	(418)
		386,766	365,461	127,002	121,446
Total	(1)	**566,080**	**541,717**	**195,064**	**179,826**

(1) The increase in the Group's borrowings as at 30 June 2008 was mainly due to additional bank loan of approximately S$51.8 million drawn down mainly for the acquisition of Somerset St Georges Terrace, Perth, partly offset by the repayment of bank loans of approximately S$21.5 million.

As at 30 June 2008, ART's gearing was 34.5%, well within the 60% limit allowed under the Monetary Authority of Singapore's Property Fund Guidelines.

Details of collateral

The borrowings of the Group are generally secured by:

- Mortgage on subsidiaries' serviced residence properties and the assignment of the rights, titles and interests with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries
- Corporate guarantee from the Reit

1(b)(vi) Financial derivative

The S$17.5 million provision relates to the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level, and the fair value of interest rate swaps, entered into by two subsidiaries to hedge floating rate loans.

1(b)(vii) Other payables

The decrease in the Group's other payables was mainly due to the payment made in the first half of 2008 for the costs accrued as at 31 December 2007 for the acquisition of 18 rental housing properties.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	Note	GROUP			
		2Q 2008 S$'000	2Q 2007 S$'000	YTD Jun 2008 S$'000	YTD Jun 2007 S$'000
Operating Activities					
Total return for the period before tax		9,864	17,576	23,954	21,539
Adjustments for:					
Depreciation and amortization	A.2	1,304	2,665	2,583	3,484
Loss on disposal of plant and equipment		2	2	10	3
Finance costs		4,740	4,067	9,420	7,588
Finance income		(294)	(246)	(494)	(424)
Manager's management fees payable / paid partially in units		993	768	1,940	1,376
Foreign exchange (gain) / loss - unrealised		6,274	(3,946)	4,446	(2,634)
Net change in fair value of financial derivative		(178)	(1,178)	4,116	3,029
Share of loss / (profit) of associate		16	6	42	(95)
Operating profit before working capital changes		**22,721**	**19,714**	**46,017**	**33,866**
Changes in working capital	1	(4,707)	7,350	(2,649)	(7,204)
Cash generated from operations		**18,014**	**27,064**	**43,368**	**26,662**
Income tax paid		(4,653)	(4,270)	(6,328)	(5,609)
Cash flows from operating activities		**13,361**	**22,794**	**37,040**	**21,053**
Investing Activities					
Acquisition of plant and equipment		(963)	(1,541)	(4,733)	(2,037)
Acquisition of subsidiaries, net of cash acquired		-	(15,405)	-	(123,264)
Acquisition of serviced residence properties		(40,353)	(86,571)	(40,353)	(86,571)
Acquisition of associate		-	43	-	-
Capital expenditure on serviced residence properties		-	(1,554)	(447)	(3,952)
Interest received		294	250	494	3,413
Proceeds from sale of plant and equipment		6	25	2	38
Cash flows from investing activities		**(41,016)**	**(104,753)**	**(45,037)**	**(212,373)**
Financing Activities					
Distribution to unitholders		-	(7,588)	(24,855)	(22,386)
Dividend paid to minority shareholders		(132)	-	(132)	(609)
Interest paid		(3,317)	(2,306)	(9,418)	(9,743)
Proceeds from bank borrowings		34,883	48,925	58,749	51,538
Proceeds from issue of new units		981	-	1,746	200,342
Repayment of bank borrowings		(2,622)	(3,074)	(21,530)	(7,378)
Cash flows from financing activities		**29,793**	**35,957**	**4,560**	**211,764**
Increase/ (Decrease) in cash & cash equivalents		**2,138**	**(46,002)**	**(3,437)**	**20,444**
Cash and cash equivalents at beginning of the period		**58,763**	**102,268**	**64,515**	**36,267**
Effect of exchange rate changes on balances held in foreign currencies		(1,103)	(58)	(1,280)	(503)
Cash and cash equivalents at end of the period		**59,798**	**56,208**	**59,798**	**56,208**

Footnotes

(1) *The negative changes in working capital were mainly due to repayment of amounts owing to related parties, payment of acquisition costs and partial payment of manager's management fees.*

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS

	Note	GROUP 2Q 2008 S$'000	GROUP 2Q 2007 S$'000	GROUP YTD Jun 2008 S$'000	GROUP YTD Jun 2007 S$'000
Unitholders' Contribution					
Balance as at beginning of period		810,837	824,368	810,070	633,597
Issue of new units		980	-	1,747	200,342
Issue expenses		-	-	-	(3,723)
Distribution to Unitholders		-	(5,385)	-	(11,233)
Balance as at end of period		**811,817**	**818,983**	**811,817**	**818,983**
Operations [1]					
Balance as at beginning of period		158,327	18,332	173,280	26,151
Change in net assets attributable to unitholders resulting from operations after distribution		5,332	11,835	(9,621)	4,016
Balance as at end of period		**163,659**	**30,167**	**163,659**	**30,167**
Foreign Currency Translation Reserve					
Balance as at beginning of period		(12,916)	(7,672)	(9,919)	2,064
Translation differences relating to financial statements of foreign subsidiaries		(7,356)	2,792	(10,353)	(6,944)
Balance as at end of period		**(20,272)**	**(4,880)**	**(20,272)**	**(4,880)**
Capital Reserve					
Balance as at beginning of period		467	-	480	-
Translation adjustment		1	-	(12)	-
Balance as at end of period		**468**	**-**	**468**	**-**
Hedging Reserve					
Balance as at beginning of period		(1,378)	-	(970)	-
Change in fair value of financial derivative		1,024	538	616	538
Balance as at end of period		**(354)**	**538**	**(354)**	**538**
Net Assets Attributable to Unitholders	**1(b)(i)**	**955,318**	**844,808**	**955,318**	**844,808**

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS

	Note	REIT 2Q 2008 S$'000	REIT 2Q 2007 S$'000	REIT YTD Jun 2008 S$'000	REIT YTD Jun 2007 S$'000
Unitholders' Contribution					
Balance as at beginning of period		810,837	824,368	810,070	633,597
Issue of new units		980	-	1,747	200,342
Issue expenses		-	-	-	(3,723)
Distribution to Unitholders		-	(5,385)	-	(11,233)
Balance as at end of period		**811,817**	**818,983**	**811,817**	**818,983**
Operations [1]					
Balance as at beginning of period		69,736	(8,862)	105,970	9,077
Change in net assets attributable to unitholders resulting from operations after distribution		(3,805)	(918)	(40,039)	(18,857)
Balance as at end of period		**65,931**	**(9,780)**	**65,931**	**(9,780)**
Net Assets Attributable to Unitholders	1(b)(i)	**877,748**	**809,203**	**877,748**	**809,203**

1(d)(ii) Details of any change in the units

	REIT 2Q 2008 '000	REIT 2Q 2007 '000	REIT YTD Jun 2008 '000	REIT YTD Jun 2007 '000
Balance as at beginning of period	606,796	604,735	606,227	498,639
Issue of new units :				
- partial payment of manager's management fees	734	-	1,303	651
- payment of Manager's acquisition fee	-	-	-	111
- equity fund raising on 26 March 2007	-	-	-	105,334
Balance as at end of period	**607,530**	**604,735**	**607,530**	**604,735**

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the audited financial statements for the period ended 31 December 2007.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Nil

6. **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units for the period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	2Q 2008	2Q 2007	YTD Jun 2008	YTD Jun 2007
Number of units on issue at end of period	607,530,312	604,735,218	607,530,312	604,735,218
Weighted average number of units for the period	607,239,808	604,735,218	606,874,021	555,677,208
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	0.88	2.32	2.51	2.73

The diluted EPU is the same as the basic EPU as there were no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	2Q 2008	2Q 2007	YTD Jun 2008	YTD Jun 2007
Number of units on issue at end of period	607,530,312	604,735,218	607,530,312	604,735,218
DPU (cents) – Basic and diluted	2.19	2.01	4.52	3.60

The diluted DPU is the same as the basic DPU as there were no dilutive instruments in issue during the period.

7. **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Group		REIT	
	30/6/08	31/12/07	30/6/08	31/12/07
NAV per unit ($)	1.57	1.60	1.44	1.51

8(i) GROUP PERFORMANCE REVIEW

8(i)(a) Revenue and Gross Profit Analysis – 2Q 2008 vs. 2Q 2007

	Ref	Revenue				Ref	Gross Profit				REVPAU Analysis		
		2Q 2008	2Q 2007	Better/ (Worse)			2Q 2008	2Q 2007	Better/ (Worse)		2Q 2008	2Q 2007	Better / (worse) +/-
		S$'M		S$M	%		S$'M		S$'M	%	S$/day	S$/day	%
Singapore		9.3	7.4	1.9	*26*		5.4	4.1	1.3	*32*	252	194	*30*
Australia		1.0	0.1	0.9	*n.m.*		0.2	-	0.2	*n.m.*	144	87	*66*
China		10.6	10.2	0.4	*4*		4.5	4.3	0.2	*5*	144	150	*-4*
Indonesia		4.9	4.8	0.1	*2*		1.7	1.7	-	-	74	69	*7*
Japan		4.2	2.3	1.9	*83*		2.7	1.3	1.4	*108*	150*	165*	*-9*
Philippines		7.2	7.5	(0.3)	*-4*		3.1	1.7	1.4	*82*	140	143	*-2*
Vietnam		8.8	8.3	0.5	*6*		5.6	5.1	0.5	*10*	146	134	*9*
	A.1	**46.0**	**40.6**	**5.4**	***13***	A.1	**23.2**	**18.2**	**5.0**	***27***	**143**	**135**	***6***

** refers to serviced residences in Japan, excludes rental housing*

Revenue in 2Q 2008 increased by S$5.4 million (13%) to S$46.0 million. Gross profit in 2Q 2008 increased by S$5.0 million (27%) to S$23.2 million. The strong operating performance was due to both organic growth across the portfolio, particularly in Singapore and Vietnam, and contribution from the newly-acquired properties subsequent to 2Q 2007. On a same store basis, ART's portfolio grew strongly with revenue increasing by S$2.9 million (7%) to S$43.5 million and gross profit increasing by S$3.4 million (19%) to S$21.6 million. The new acquisitions after 2Q 2007 contributed S$2.5 million revenue and S$1.6 million gross profit in 2Q 2008.

We achieved an overall REVPAU of S$143 in 2Q 2008, an increase of 6% as compared to 2Q 2007. With overall portfolio occupancy remaining high at 82%, the growth in REVPAU was mainly driven by an increase in average daily rates in most markets. Serviced residence operations in Singapore and Australia achieved double-digit REVPAU growth in 2Q 2008 as compared to the corresponding period.

In Singapore, the Group's serviced residences continued to deliver strong results. Revenue increased by S$1.9 million or 26% as compared to 2Q 2007. Overall REVPAU increased by 30% from S$194 in 2Q 2007 to S$252 in 2Q 2008. With the continuation of strong demand for accommodation as a result of increased business activities in Singapore, the Group increased its average daily rates while maintaining occupancy above 90%. As a result, the gross profit of Singapore operations in 2Q 2008 exceeded that of 2Q 2007 by 32%.

For Australia, revenue and gross profit in 2Q 2008 increased by S$0.9 million and S$0.2 million respectively. This increase was due to the inclusion of Somerset St Georges Terrace in the portfolio and higher average daily rates achieved. Overall REVPAU increased by 66% from S$87 in 2Q 2007 to S$144 in 2Q 2008.

For the Group's serviced residences in China, revenue increased by 4% in 2Q 2008 as compared to 2Q 2007 despite a drop in the overall REVPAU from S$150 in 2Q 2007 to S$144 in 2Q 2008. This was mainly due to the completion of the reconfiguration programme in Ascott Beijing and Somerset Olympic Tower with an increase in the number of apartment units. In line with the increased revenue, gross profit in 2Q 2008 was higher than 2Q 2007 by S$0.2 million or 5%.

In Indonesia, revenue in 2Q 2008 increased by S$0.1 million as compared to 2Q 2007. This was mainly due to an increase in REVPAU in 2Q 2008 from S$69 in 2Q 2007 to S$74 in 2Q 2008. Gross profit in 2Q 2008 was maintained at the same level as 2Q 2007.

For Japan, revenue and gross profit in 2Q 2008 increased by S$1.9 million and S$1.4 million respectively. This increase was due to the inclusion of 18 rental housing properties in the portfolio. REVPAU achieved for the serviced residences decreased from S$165 in 2Q 2007 to S$150 in 2Q 2008. This was mainly due to increased competition from newly opened properties. The rental housing properties continued to achieve high occupancy of 90%.

In Philippines, revenue in 2Q 2008 decreased by S$0.3 million or 4% and overall REVPAU decreased by 2% from S$143 in 2Q 2007 to S$140 in 2Q 2008 due mainly to a decrease in project based business. Gross profit in 2Q 2008 increased by S$1.4 million or 82% due mainly to a higher depreciation in 2Q 2007 as a result of re-alignment of depreciation rates to the Group's policy.

In Vietnam, the Group's serviced residences have put in a strong performance. Revenue increased by S$0.5 million or 6% as compared to 2Q 2007. This increase was due to higher average daily rates achieved while maintaining occupancy above 90%. The rate increases were driven by strong demand for quality serviced residences and limited supply. In line with the increased revenue, gross profit was higher than 2Q 2007 by S$0.5 million or 10%.

8(i)(b) Revenue and Gross Profit Analysis - YTD Jun 2008 vs. YTD Jun 2007

		Revenue					Gross Profit				REVPAU Analysis		
	Ref	YTD Jun 2008 S$'M	YTD Jun 2007 S$'M	Better/ (Worse) S$'M	%	Ref	YTD Jun 2008 S$'M	YTD Jun 2007 S$'M	Better/ (Worse) S$'M	%	YTD Jun 2008 S$/day	YTD Jun 2007 S$/day	Better / (worse) +/- %
Singapore		18.5	14.6	3.9	*27*		11.1	8.0	3.1	*39*	251	194	*29*
Australia		1.7	0.1	1.6	*n.m.*		0.5	-	0.5	*n.m.*	159	87	*83*
China		20.6	19.4	1.2	*6*		8.6	8.1	0.5	*6*	142	143	*-1*
Indonesia		10.0	9.6	0.4	*4*		3.5	3.4	0.1	*3*	74	69	*7*
Japan		8.4	2.3	6.1	*265*		5.5	1.4	4.1	*293*	141*	165*	*-15*
Philippines		14.9	9.8	5.1	*52*		6.4	2.5	3.9	*156*	140	128	*9*
Vietnam		17.5	13.8	3.7	*27*		11.1	8.5	2.6	*31*	144	133	*8*
	A.1	**91.6**	**69.6**	**22.0**	***32***	A.1	**46.7**	**31.9**	**14.8**	***46***	**142**	**130**	***9***

** refers to serviced residences in Japan, excludes rental housing*

For the 6-month period ended 30 Jun 2008 ("YTD Jun 2008"), including new properties which were acquired subsequent to June 2007, revenue, gross profit and REVPAU increased by 32%, 46% and 9% respectively as compared to the 6-month period ended 30 June 2007 ("YTD Jun 2007"). Overall REVPAU improved by S$12 from S$130 in YTD Jun 2007 to S$142 in YTD Jun 2008, mainly driven by an increase in the average daily rates.

8(i)(c) Total Return

Total Return	2Q 2008 S$'000	2Q 2007 S$'000	Better / (Worse) +/- %
Operating net profit	11,571	8,986	29
Net change in fair value of financial derivative	178	1,178	-85
Foreign exchange (loss) / gain	(6,417)	3,874	-266
Total return attributable to unitholders	**5,332**	**14,038**	**-62**

In 2Q 2008, the Group achieved a higher operating net profit of S$11.6 million vs S$9.0 million in 2Q 2007, or 29% increase due to higher gross profit achieved as explained in Para 8(i)(a) above. Including foreign exchange differences and net change in fair value of financial derivative, the total return to unitholders in 2Q 2008 decreased by S$8.7 million to S$5.3 million as compared to 2Q 2007.

Total Return	YTD Jun 2008 S$'000	YTD Jun 2007 S$'000	Better / (Worse) +/- %
Operating net profit	23,937	15,397	55
Net change in fair value of financial derivative	(4,116)	(3,029)	-36
Foreign exchange (loss) / gain	(4,587)	2,801	-264
Total return attributable to unitholders	**15,234**	**15,169**	**n.m.**

Similarly, the Group's operating performance in YTD Jun 2008 exceeded that of the period YTD Jun 2007. The operating net profit for YTD Jun 2008 was S$23.9 million vs. S$15.4 million in YTD Jun 2007, an improvement of S$8.5 million or 55%. Including foreign exchange differences and net change in fair value of financial derivative, the total return to unitholders in YTD Jun 2008 was at the same level of S$15.2 million as that in YTD Jun 2007.

9. PROSPECTS

Concerns over rising inflation in Asia caused mainly by the surge in crude oil prices and cost of food imports continue to increase. The global financial turmoil triggered by the sub-prime crisis in the US continues to play out with reduced credit availability from financial institutions. This has affected the pace of business activity.

These two factors have had some impact on the Asian hospitality industry in the first half of 2008. Should these factors persist, there will be further impact on business travel patterns to the markets we operate in although the Group's geographical diversity and extended stay business model allows it to mitigate these factors.

The Group's operating performance in second half 2008 is expected to remain stable.

10. DISTRIBUTIONS

10(a) **Current financial period**

Any distributions declared for the current financial period? Yes

Period of distribution : Distribution for 1 January 2008 to 30 June 2008

Distribution Type	Distribution Rate (cents)
Taxable Income	1.61
Tax Exempt Income	1.13
Capital	1.78
Total	**4.52**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

10(b) **Corresponding period of the preceding financial period**

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes

Name of distribution : Distribution for 26 March 2007 to 30 June 2007

Distribution Type	Distribution Rate (cents)
Taxable Income	0.63
Tax Exempt Income	0.69
Capital	0.78
Total	**2.10**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 20%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

10(c) Book closure date : 1 August 2008

10(d) Date payable : 28 August 2008

11. <u>Confirmation pursuant to Rule 705(4) of the Listing Manual</u>

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and REIT (comprising the balance sheets as 30 June 2008 and the results of the business, consolidated statement of total return, consolidated cash flow statement and changes in net assets attributable to unitholders for the six months ended 30 June 2008, together with their accompanying notes), to be false or misleading in any material respect.

On behalf of the Board
Ascott Residence Trust Management Limited

Lim Jit Poh
Director

Jennie Chua
Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore
23 July 2008

ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE
TRUST MANAGEMENT
LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of CapitaLand

FOR IMMEDIATE RELEASE

NEWS RELEASE

ART ACHIEVES 36% INCREASE IN 1H 2008 UNITHOLDERS' DISTRIBUTION

Unitholders To Receive 4.52 cents DPU, 26% higher than same period last year

Singapore, 23 July 2008 – Ascott Residence Trust (ART) achieved a unitholders' distribution of S$27.5 million for the period 1 January 2008 to 30 June 2008, a 36 per cent increase over the same period last year. Distribution per unit (DPU) for the period 1 January 2008 to 30 June 2008 is 4.52 cents, a 26 per cent increase over the same period last year. The books closure date is 1 August 2008 and the distribution payment date is 28 August 2008.

For 2Q 2008, ART's unitholders' distribution of S$13.3 million is 10 per cent higher than the same period last year. DPU also increased 9 per cent to 2.19 cents.

Summary of Results

	2Q 2008	2Q 2007	Better/ (Worse) +/ -	1H 2008	1H 2007	Better/ (Worse) +/ -
Revenue (S$ million)	46.0	40.6	+ 13%	91.6	69.6	+ 32%
Gross Profit (S$ million)	23.2	18.2	+ 27%	46.7	31.9	+ 47%
Unitholders' Distribution (S$ million)	13.3	12.1	+ 10%	27.5	20.2	+ 36%
DPU (S cents)	2.19	2.01	+ 9%	4.52	3.60	+ 26%

Mr Lim Jit Poh, Ascott Residence Trust Management Limited's (ARTML) Chairman, said: "ART continued to benefit from the growth of the Pan-Asian region through our geographical diversification across 11 cities in seven countries. We have delivered a 26 per cent increase in DPU to unitholders for the first half of 2008 compared to the same period last year through a combination of the contribution from yield accretive acquisitions made last year, and also organic growth of the portfolio."

Mr Chong Kee Hiong, ARTML's Chief Executive Officer, said, "ART has achieved an overall revenue per available unit (RevPAU) growth of 9 per cent across the portfolio in 1H 2008 supported by a high portfolio occupancy of 82 per cent. In particular, Australia and Singapore achieved double digit RevPAU growth of 83 per cent and 29 per cent respectively."

Mr Chong added, "Despite the impact of weaker macroeconomic sentiments on

the Asian hospitality industry, ART's extended stay business model and geographical diversity will continue to provide income stability to the portfolio."

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first Pan-Asian serviced residence real estate investment trust established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used, or predominantly used, as serviced residences or rental housing properties in the Pan-Asian region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million in March 2006. ART's portfolio has since expanded to S$1.50 billion, comprising 37 properties with 3,550 units in 11 cities across seven countries.

ART is managed by Ascott Residence Trust Management Limited, an indirect wholly-owned subsidiary of CapitaLand, the largest real estate company in Southeast Asia by market capitalisation.

For more information about ART, please visit http://www.ascottreit.com.

Important Notice

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01, Singapore 068811.
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Lilian Goh
Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006 (as amended))

NOTICE OF BOOKS CLOSURE
AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of Ascott Residence Trust **("ART")** will be closed on **1 August 2008 at 5.00 p.m.** (the **"Books Closure Date")** to determine entitlements of holders of units in ART ("**Units**" and holder of Units, "**Unitholders**") to ART's distribution of 4.52 cents per unit for the period from 1 January 2008 to 30 June 2008 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the distribution to be paid on **28 August 2008.**

DECLARATION FOR SINGAPORE TAX PURPOSES

The Distribution will comprise three components:

(a) distribution of taxable income (the "**taxable income component**");

(b) distribution out of tax-exempt income (the "**tax-exempt income component**"); and

(c) distribution out of capital (the "**capital component**").

The tax-exempt income component is exempt from tax in the hands of all Unitholders. No tax will be deducted at source from this component.

The capital component of the distribution is treated as a return of capital for Singapore tax purposes.

Tax will be deducted at source from the taxable income component in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such component and the term "distribution" used thereafter refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross distribution. The distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" (**"Form A"**). They will receive Form A from the Unit Registrar of ART, Boardroom Corporate & Advisory Services Pte. Ltd., and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form A, DBS Trustee Ltd, as trustee of ART (the "**Trustee**") and Ascott Residence Trust Management Limited (the "**Manager**") will be obliged to deduct tax at the rate of 18% from the distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. The Trustee and Manager will be obliged to deduct tax at the rate of 18% from the distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the Trustee and Manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form (**"Form B"**) from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return the Form B to Boardroom Corporate & Advisory Services Pte. Ltd.. The Trustee and Manager will be obliged to deduct tax at the rate of 18% from the distribution if the Form B is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their distribution net of 18% tax. These Unitholders do not need to return any forms.

IMPORTANT REMINDER

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 5 August 2008.

Unitholders must complete and return the applicable form(s) to Boardroom Corporate & Advisory Services Pte. Ltd.'s office by **14 August 2008** at **5.00 p.m.** in order to receive a gross distribution or a distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The distribution is considered as income for the year 2008. Beneficial owners of the distribution, other than those who are exempt from tax on the distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross distribution as taxable income in their income tax return for the year of assessment 2009.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
1 August 2008 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of ART
By 14 August 2008 at 5.00 p.m.	Unitholders including depository agents must complete and return Form A or Form B, as applicable
On or about 28 August 2008	Payment of Distribution

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As manager of Ascott Residence Trust

Kang Siew Fong/ Lam Chee Kin
Joint Company Secretaries

Singapore
23 July 2008

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, Ascott Residence Trust Management Limited (the manager of ART) (the **"Manager"**) or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the **"SGX-ST")**. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of ART is not necessarily indicative of the future performance of ART.

82 - 4507



ASCOTT RESIDENCE TRUST

Ascott Residence Trust

1H 2008 Financial Results

23 July 2008

Agenda

- Financial Performance
- Portfolio Performance
- Capital and Risk Management
- Prospects

Disclaimer

IMPORTANT NOTICE

The value of units in Ascott Residence Trust ("ART") (the "Units") and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager of ART (the "Manager") or any of its affiliates. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Prospective investors and Unitholders are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Unitholders of ART (the "Unitholders") have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.



Financial Performance



1H 2008 Unitholders' Distribution and DPU

Financial Performance


+ 36 %
+ 26 %
27.5
20.2
4.52
3.60
Distribution (S$million)
DPU (S cents)
1H 2007
1H 2008

Yield-accretive acquisitions and good organic growth

82 - 4507

Distribution Details

Financial Performance

Distribution Period	1 January to 30 June 2008
Distribution Rate	4.52 cents per unit
Books Closure Date	1 August 2008
Distribution Payment Date	28 August 2008

1H 2008 Performance

	1H 2008	1H 2007	Better/ Worse (%)
Revenue (S$m)	91.6	69.6	+ 32%
Gross Profit (S$m)	46.7	31.9	+ 46%
Unitholders' Distribution (S$m)	27.5	20.2	+ 36%
Distribution Per Unit (S cents)	4.52	3.60	+ 26%
Revenue Per Available Unit (S$/day) - serviced residences	142	130	+ 9%

2Q 2008 Performance

	2Q 2008	2Q 2007	Better/ Worse (%)
Revenue (S$m)	46.0	40.6	+ 13%
Gross Profit (S$m)	23.2	18.2	+ 27%
Unitholders' Distribution (S$m)	13.3	12.1	+ 10%
Distribution Per Unit (S cents)	2.19	2.01	+ 9%
Revenue Per Available Unit (S$/day) - serviced residences	143	135	+ 6%



Portfolio Performance

Singapore

Portfolio Performance



Somerset Grand Cairnhill, Singapore



Somerset Liang Court Property, Singapore



S$m
10
5
0
+26%
7.4
9.3
Revenue
+32%
4.1
5.4
Gross Profit
+30%
194
252
RevPAU
S$
2Q 2007
2Q 2008

Continued growth in average daily rates due to high demand

82 - 4507

Australia



Somerset St George's Terrace, Perth



Somerset Gordon Heights, Melbourne


S$m
2
1
0
0.1
1.0
0.2
87
144
+66%
Revenue
Gross Profit
RevPAU S$
2Q 2007
2Q 2008

Rebranding of Somerset Gordon Heights, Melbourne
Contribution from Somerset St George's Terrace, Perth

82 - 4507

China

Portfolio Performance



Ascott Beijing



Somerset Grand Fortune Garden Property, Beijing



Somerset Xu Hui, Shanghai



Somerset Olympic Tower Property, Tianjin



S$m
10
5
0
+4%
10.2
10.6
+5%
4.3
4.5
-4%
150
144
Revenue
Gross Profit
RevPAU
S$
2Q 2007
2Q 2008

Smaller apartment unit sizes after reconfiguration

82 - 4507

Indonesia

Portfolio Performance


Ascott Jakarta


Somerset Grand Citra, Jakarta


Country Woods, Jakarta



S$m
10
5
0
+2%
4.8
4.9
1.7
1.7
+7%
69
74
Revenue
Gross Profit
RevPAU S$
2Q 2007
2Q 2008

Higher occupancies achieved by all properties

82 - 4507

Japan

Portfolio Performance



Somerset Azabu East, Tokyo



Somerset Roppongi, Tokyo



18 rental housing properties in Tokyo


S$m
+83%
+108%
-9%
4.2
2.3
2.7
1.3
165
150
4
2
0
Revenue*
Gross Profit*
RevPAU#
S$
2Q 2007
2Q 2008

Contribution from rental housing properties in Tokyo

**Revenue and Gross Profit includes contribution from serviced residence and rental housing properties.*
#RevPAU for serviced residence properties.

82 - 4507

Philippines

Portfolio Performance



Ascott Makati



Somerset Millennium, Makati



Somerset Salcedo Property, Makati



S$m
10
5
0
-4%
7.5
7.2
Revenue
+82%
1.7
3.1
Gross Profit
-2%
143
140
RevPAU
S$
2Q 2007
2Q 2008

Decrease in project-based business

Vietnam



Somerset Grand Hanoi



Somerset Chancellor Court, Ho Chi Minh City



Somerset Ho Chi Minh City


S$m
10
5
0
+6%
8.3
8.8
Revenue
+10%
5.1
5.6
Gross Profit
+9%
134
146
RevPAU
S$
2Q 2007
2Q 2008

Higher average daily rates due to continued strong demand

82 - 4507

Diversified by Length of Stay and Market Segment

Apartment Rental Income By Length of Stay[1]



< 1 month 26%
1 to 6 months 19%
6 to 12 months 13%
> 12 months 42%

Apartment Rental Income by Market Segment[1]



Others[2] 14%
Family/ Leisure 5%
Business Trip 36%
Relocation 34%
Project 11%

Average length of stay is more than 8 months

1. For the six months ended 30 June 2008.
2. Includes training, medical, etc.

82 - 4507

Portfolio Diversification

ART's Share of Property Values
As at 30 June 2008


Singapore
27%
China
27%
Indonesia
5%
Philippines
8%
Vietnam
10%
Australia
4%
Japan
19%


Stable
Economies
50%
Emerging
Markets
50%

Total = S$1.50 billion

Geographical diversification to achieve a balance of stability and growth

Note: Emerging markets include China, Indonesia, the Philippines and Vietnam. Stable economies include Australia, Japan and Singapore.

82 - 4507



Capital and Risk Management

Healthy Balance Sheet

- **Gearing of 34.5%, well within the 60% gearing limit allowable under MAS property fund guidelines**

ART Gearing Profile
As at 30 June 2008


Debt
S$555.1m (34.5%)
Equity
S$1,053.0m (65.5%)
ART's proportionate share of asset value
S$1,608.1m

82 - 4507

Debt and Interest Rate Profile

Debt Maturity Profile As at 30 June 2008


2012
S$104.2 m (19%)
2008
S$183.3 m (33%)
2011
S$245.2 m (44%)
2009
S$17.3 m (3%)
2010
S$5.1 m (1%)

ART's Share of Bank Loans = S$555.1 m

Borrowings in AUD, Yen, USD and SGD

Interest Rate Profile As at 30 June 2008


Floating
S$239.0 m (43%)
Fixed
S$316.1 m (57%)

Effective Borrowing Rate of 3.3%

Interest Cover Ratio of 4.9x

Debt and Interest Rate Profile

Debt Maturity Profile As at 17 July 2008


2008
S$85.5 m (15%)
2009
S$17.3 m (3%)
2010
S$5.1 m (1%)
2012
S$101.6 m (19%)
2011
S$342.8 m (62%)

ART's Share of Bank Loans = S$552.3 m

Interest Rate Profile As at 17 July 2008


Floating
S$141.2 m (26%)
Fixed
S$411.1 m (74%)

Effective Borrowing Rate of 3.5%

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Debt and Interest Rate Profile

Debt Profile
As at 17 July 2008



Singapore Dollar
S$158.5 m (29%)
Japanese Yen
S$240.5 m (44%)
Australian Dollar
S$7.5 m (1%)
US Dollar
S$145.8 m (26%)

ART's Share of Bank Loans = S$552.3 m

Borrowings in AUD, Yen, USD and SGD

Foreign Exchange Profile

ART's Share of Gross Profit YTD June 2008


Singapore, S$11.1m
China, S$8.6m
Indonesia, S$3.4m
Philippines, S$6.4m
Vietnam, S$7.3m
Australia, S$0.5m
Japan, S$5.5m

Total = S$42.8 million

Foreign Exchange Movements

Currency	Percentage of ART's Share of Gross Profit YTD June 2008	Foreign exchange rate movements from Dec'07 vs Jun'08
SGD	26	-
USD	25	-3.7%
PHP	15	-1.3%
RMB	20	0.4%
JPY	13	0.1%
AUD	1	0.2%
Total	**100**	**-1.0%**

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Managing Foreign Exchange Exposure

- **Cashflows**
  - Manage volatility of foreign currency cash flow from overseas assets
    - Australia, China, Japan and the Philippines - Revenue and operating expenses are in respective local currency
    - Vietnam - Majority of revenue* and operating expenses are in local currency
    - Indonesia - Majority of revenue in US$ while operating expenses are in local currency
  - Monitor foreign exchange risks associated with remitting the various currencies to Singapore for distribution, to the extent feasible, hedge these currency risks
- **Capital Values**
  - Adopt natural hedge strategy, as far as possible
    - Borrowing in the same currency as underlying asset

Room rates in Vietnam are contracted in USD and majority of revenue is received in VND at the prevailing exchange rate



Prospects

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Prospects

- Concerns over rising inflation in Asia caused mainly by the surge in crude oil prices and cost of food imports continue to increase.
- The global financial turmoil triggered by the sub-prime crisis in the US continues to play out with reduced credit supply from financial institutions. This has affected the pace of business activity.
- These two factors have had some impact on the Asian hospitality industry in the first half of 2008. Should these factors persist, there will be further impact on business travel patterns to the markets we operate in although the Group's geographical diversity and extended stay business model allow it to mitigate these factors.
- The Group's operating performance in 2H 2008 is expected to remain stable.

World's First and Only Pan-Asian Serviced Residence REIT

Australia
2 properties with 127 units in Melbourne and Perth

China
4 properties with 743 units in Beijing, Shanghai and Tianjin

Indonesia
3 properties with 652 units in Jakarta

Japan
20 properties with 652 units in Tokyo

Philippines
3 properties with 515 units in Manila

Singapore
2 properties with 339 units

Vietnam
3 properties with 522 units in Hanoi and Ho Chi Minh City

S$1.50 billion portfolio value
3,550 apartment units in 37 properties
11 Pan-Asian cities in 7 countries



Beijing
Tianjin
Tokyo
Shanghai
Hanoi
Manila
Ho Chi Minh City
Singapore
Jakarta
Perth
Melbourne

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Thank You

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jul-2008 18:33:08
Announcement No.	00125

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcement by Quill Capita Trust - Second Quarter 2008 Financial Results and Press Release"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	QCTNR.Q2results.23Jul08.pdf QCTAnnc.Q2results.23Jul08.pdf CCT.QCT.Annc.23Jul08.pdf Total size = **463K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	23-Jul-2008 18:06:44
Announcement No.	00115

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Second Quarter 2008 Financial Results and Press Release
Description	The announcement and press release issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments	QCT_Q2_results.pdf QCT_pressrelease.pdf Total size = **438K** (2048K size limit recommended)

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82 - 4507

BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **23/07/2008 02:05:24 PM**
Submitted by **QUILL CAPITA TRUST** on **23/07/2008 05:19:19 PM**
Reference No **QC-080723-50724**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (If applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type * Announcement

Subject *: Quill Capita Trust : Press release : Quill Capita Trust Q2 2008 revenue increased by 139.5%

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Kuala Lumpur, Wednesday, 23 July 2008: Quill Capita Trust ("QCT"), a commercial real estate investment trust (REIT) listed on the Main Board of Bursa Malaysia Securities Berhad, today announced a 139.5 per cent increase in revenue to RM13.70 million for the second quarter ended 30 June 2008 (2Q 2008)from RM5.72 million recorded in the corresponding quarter last year. For further details please refer file attached.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
QCT Press Release 23 July 08.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

QuillCapita Trust

NEWS RELEASE

Quill Capita Trust Q2 2008 revenue increases by 139.5%

Full income contribution from five assets injected post- IPO raises Profit After Tax by 83.5%

Kuala Lumpur, Wednesday, 23 July 2008: Quill Capita Trust ("QCT"), a commercial real estate investment trust (REIT) listed on the Main Board of Bursa Malaysia Securities Berhad, today announced a 139.5 per cent increase in revenue to RM13.70 million for the second quarter ended 30 June 2008 (Q2 2008) from RM5.72 million recorded in the corresponding quarter last year. Cumulative revenue for the first half of financial year 2008 (1H 2008) rose in tandem by 110.3 per cent to RM25.08 million from RM11.92 million in the same period last year.

Q2 2008 profit after tax (PAT) jumped 83.5 per cent to RM6.75 million from RM3.67 million achieved in the corresponding quarter last year. Cumulative PAT for 1H 2008 surged 89.5 per cent year-on-year to RM13.85 million from RM7.31 million.

The significantly better results reflected the full revenue and income contribution from five recent asset acquisitions namely Wisma Technip, and the commercial units and car park of Plaza Mont'Kiara which were acquired in September 2007 as well as Quill Building 5-IBM, Quill Building 8-DHL (XPJ) and Quill Building 10-HSBC (Section 13) purchased in March 2008.

Dato' Mohammed Hussein, Chairman of Quill Capita Management Sdn Bhd ("QCM"), the manager of QCT said: "This is the first quarter that we experienced the full revenue contribution from the five acquisitions made post-IPO. We are on track to meet the distribution per unit forecast of 7.01 sen per unit for 2008,"

"We are scheduled to issue a Private Debt Securities (PDS), approved by the Securities Commission on 11 July 2008 in Q3 2008, to refinance the existing bridging loan of RM59.24 million and to finance future acquisitions. With this PDS issuance, QCT will lock-in a fixed rate and long-term funding." said Chan Say Yeong, Chief Executive Officer of QCM.

"Despite the challenging economic climate, we believe quality commercial assets tenanted by blue-chip tenants not only offer a stable income stream but also generate sustainable long-term total return on investment for our unitholders." Chan added.

- End -

About Quill Capita Trust

Quill Capita Trust is a commercial Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Currently, Quill Capita Trust owns nine buildings comprising five in Cyberjaya, two in Kuala Lumpur, and one each in Shah Alam and Petaling Jaya.

QCM is owned by Quill Resources Holding Sdn Bhd (30%); CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand Limited; and Coast Capital Sdn Bhd (30%).

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its specialty lies in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, the DHL Global Information Services Centres and the IBM Global Data Centre. These are amongst the largest facilities in Cyberjaya.

Some additional developments at Quill include:

- a 60:40 joint venture with Malaysia Commercial Development Fund Pte Ltd, a closed-end private fund sponsored by the CapitaLand Group, to build a 29-storey office building with a six-storey podium known as Tower D at Lot J, KL Sentral.
- an agreement with HSBC Malaysia Berhad to develop, design, build and lease back HSBC's proposed new headquarters, a 24-storey building annexed to the current HSBC Malaysia headquarters.
- an agreement to acquire Vision City, an integrated development, comprising retail, serviced apartment and office space, for RM430 million from Vision City (M) Sdn Bhd.

About CapitaLand Group

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

In Malaysia, CapitaLand, is one of the sponsors of the US$270 million Malaysia Commercial Development Fund, a closed-end private equity investment fund with an expected gross development value of US$1 billion. The Fund invests in real estate development properties primarily in Kuala Lumpur and the Klang Valley. CapitaLand also has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle.

Issued by Fleishman-Hillard on behalf of Quill Capita Management
For media enquiries, please contact:
Zaridah Zainal Azman / Nico Marco
Tel: 03-2283 2730
Fax: 03-2283 2750
Email: jida.zainalazman@fleishman.com / nico.marco@fleishman.com

82 - 4507

BURSA MALAYSIA

Financial Results

Initiated by **QUILL CAPITA TRUST** on **04/07/2008 10:32:14 AM**
Submitted by **QUILL CAPITA TRUST** on **23/07/2008 05:18:55 PM**
Reference No **QC-080704-37933**
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Part A1 : Quarterly Report	
*** Financial Year End**	**31/12/2008**
*** Quarter**	**2 Qtr**
*** Quarterly report for the financial period ended**	**30/06/2008**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

QCT 2Q FINANCIALS.pdf
QCT 2 Q Notes.pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2008**

	INDIVIDUAL QUARTER		**CUMULATIVE QUARTER**	
	CURRENT YEAR QUARTER *	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE ***	**PRECEDING YEAR CORRESPONDING PERIOD**
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
	[dd/mm/yyyy] RM'000	**[dd/mm/yyyy] RM'000**	**[dd/mm/yyyy] RM'000**	**[dd/mm/yyyy] RM'000**
1. Revenue	13,695	5,718	25,075	11,921

2. Profit/(loss) before tax	6,749	3,671	13,850	7,313
3. Profit/(loss) for the period	6,749	3,678	13,850	7,310
4. Profit/(loss) attributable to ordinary equity holders of the parent	6,749	3,678	13,850	7,310
5. Basic earnings/(loss) per share (sen)	1.73	1.54	3.55	3.06
6. Proposed/Declared dividend per share (sen)	1.54		3.36	
	AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7. Net assets per share attributable to ordinary equity holders of the parent (RM)		1.2000		1.2000
Remarks :				

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION				
	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	80	98	306	207
2. Gross interest expense	1,795	922	2,791	1,838
Remarks :				

Note: The above information is for the Exchange internal use only.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 30 JUNE 2008 (UNAUDITED)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Current Year	Preceding Year Corresponding	Current Year	Preceding Year Corresponding
	Quarter 30.06.2008	Quarter 30.06.2007	To Date 30.06.2008	To Date 30.06.2007
	RM	RM	RM	RM
TOTAL INCOME				
Gross revenue	13,695,110	5,718,374	25,074,566	11,920,587
Property operating expenses	(3,884,505)	(616,122)	(6,035,862)	(1,718,223)
Net property income	9,810,605	5,102,252	19,038,704	10,202,364
Interest income	80,415	98,125	305,979	207,070
	9,891,020	5,200,377	19,344,683	10,409,434
TOTAL EXPENDITURE				
Manager's fee	(1,028,098)	(469,103)	(1,970,115)	(937,333)
Trustee's fee	(36,188)	(16,149)	(68,626)	(32,338)
Borrowing costs	(1,882,152)	(957,892)	(2,997,877)	(2,004,003)
Valuation fees	(65,000)	-	(125,000)	-
Auditors' remuneration	(37,550)	(23,960)	(55,100)	(42,920)
Tax agent's fee	(3,885)	(8,885)	(7,770)	(12,760)
Administrative expenses	(88,739)	(53,758)	(270,276)	(67,488)
	(3,141,612)	(1,529,747)	(5,494,764)	(3,096,842)
INCOME BEFORE TAX	6,749,408	3,670,630	13,849,919	7,312,592
TAXATION	-	7,350	-	(2,650)
INCOME AFTER TAXATION	6,749,408	3,677,980	13,849,919	7,309,942
INCOME DISTRIBUTION				
Interim income distribution	(6,007,891)	-	(13,108,402)	-
	741,517	3,677,980	741,517	7,309,942
Income distribution per unit (a)				
Gross (sen)	1.54	NA	3.36	NA
Income After Taxation is made up of the following:				
Realised	6,749,408	3,677,980	13,849,919	7,309,942
Unrealised	-	-	-	-
EARNINGS PER UNIT (b)				
- after manager's fees (sen)	1.73	1.54	3.55	3.06
- before manager's fees (sen)	1.99	1.74	4.06	3.46

(a) Income distribution per unit of 3.36 sen relates to distribution of the distributable income for the period 1 January 2008 to 23 June 2008. The said distribution was paid on 18 July 2008. The distributable income from 24 June 2008 onwards will be included in the next income distribution.

(b) Earnings Per Unit is computed based on Income After Taxation for the period divided by 390,131,000 units in circulation during the quarter.

The Condensed Income Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED BALANCE SHEET
FOR THE QUARTER ENDED 30 JUNE 2008 (UNAUDITED)

	AS AT END OF CURRENT QUARTER 30.06.2008 RM	AS AT PRECEDING FINANCIAL YEAR END 31.12.2007 RM
NON-CURRENT ASSETS		
Property, plant and equipment	8,418	10,812
Investment properties	646,081,051	549,000,000
	646,089,469	549,010,812
CURRENT ASSETS		
Trade and other receivables	16,031,568	2,583,054
Deposits with licensed financial institution	10,063,856	28,233,719
Cash and bank balances	6,179,492	5,446,753
	32,274,916	36,263,526
CURRENT LIABILITIES		
Provision for income distribution	13,108,402	9,636,236
Trade and other payables	8,349,527	4,323,250
Borrowings	172,695,285	89,860,227
	194,153,214	103,819,713
NET CURRENT LIABILITIES	(161,878,298)	(67,556,187)
NON-CURRENT LIABILITIES		
Security deposits	14,542,609	12,527,580
NET ASSETS	469,668,562	468,927,045
Represented by:		
UNITHOLDERS' FUND		
Unitholders' capital	411,712,067	411,712,067
Undistributed income	57,956,495	57,214,978
	469,668,562	468,927,045
NET ASSET VALUE PER UNIT (before distribution)	1.24	1.25
NET ASSET VALUE PER UNIT (after distribution)	1.20	1.20
NUMBER OF UNITS IN CIRCULATION	390,131,000	390,131,000

The Condensed Balance Sheet should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET VALUE
FOR THE QUARTER ENDED 30 JUNE 2008 (UNAUDITED)

	Unitholders' Capital	Distributable Income	Non distributable revaluation surplus	Total
	RM	RM	RM	RM
As at 1 January 2008	411,712,067	108,690	57,106,288	468,927,045
Net income for the period	-	13,849,919	-	13,849,919
Provision for distribution	-	(13,108,402)	-	(13,108,402)
As at 30 June 2008	411,712,067	850,207	57,106,288	469,668,562

The Condensed Consolidated Statement of Changes in Net Asset Value should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 30 JUNE 2008 (UNAUDITED)

	CURRENT YEAR TO DATE 30.06.2008 RM	PRECEDING YEAR TO DATE 30.06.2007 RM
CASH FLOW FROM OPERATING ACTIVITIES		
Income before tax	13,849,919	7,312,592
Adjustment for:		
Interest expenses	2,830,607	1,838,289
Transaction costs & credit facility costs	167,270	165,714
Depreciation	2,394	-
Interest income	(305,978)	(207,070)
Operating income before working capital changes	16,544,212	9,109,525
Receivables	(292,651)	(333,872)
Payables	3,792,486	(2,045,204)
Cash generated from operating activities	20,044,047	6,730,449
Income tax paid	-	(17,650)
Net cash generated from operating activities	20,044,047	6,712,799
CASH FLOW FROM INVESTING ACTIVITIES		
Deposits for purchase of investment properties	(13,200,000)	(9,404,000)
Purchase of investment properties	(95,692,484)	-
Interest received	310,750	207,070
Net cash used in investing activities	(108,581,734)	(9,196,930)
CASH FLOW FROM FINANCING ACTIVITIES		
Distribution to unitholders	(9,636,236)	(1,178,634)
Finance cost	-	(1,812,369)
Proceeds from borrowings	80,736,799	-
Proceeds from issuance of units	-	5,199,600
Net cash generated from financing activities	71,100,563	2,208,597
NET INCREASE IN CASH AND CASH EQUIVALENTS	(17,437,124)	(275,534)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,680,472	9,999,753
CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,243,348	9,724,219
Cash and cash equivalents at end of period comprises:		
Deposits with licensed financial institutions	10,063,856	6,516,572
Cash and bank balances	6,179,492	3,207,647
	16,243,348	9,724,219

The Condensed Cash Flow Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes to the interim financial statements.

QUILL CAPITA TRUST
EXPLANATORY NOTES FOR QUARTER ENDED 30 JUNE 2008

A1 BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention except for investment properties which is stated at fair value.

The financial statements comply with the applicable Financial Reporting Standards in Malaysia, provisions of the Trust Deed and the Securities Commission's Guidelines on Real Estate Investment Trusts.

A2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of QCT and its wholly-owned special purpose entity ("SPE"). The special purpose entity is established for the specific purpose of raising financing on behalf of QCT for the acquisition of real estate properties and single-purpose companies. QCT does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with QCT and the SPE's risks and rewards, QCT concludes that it controls the SPE. SPEs controlled by QCT were established under terms that impose strict limitations on the decision-making powers of the SPE 's management resulting in QCT receiving all of the benefits related to SPE 's operations and net assets.

A3 AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 31 DECEMBER 2007

The audit report of the financial statements for the preceding year ended 31 December 2007 was not qualified.

A4 SEASONALITY OR CYCLICALITY OF OPERATIONS

The business operations of QCT are not materially affected by any seasonal or cyclical factor, except for changes in demand and supply of properties in the market conditions.

A5 UNUSUAL ITEMS DUE TO THEIR NATURE, SIZE OR INCIDENCE

During the current quarter under review, there were no unusual items due to their nature, size or incidence that affects the assets, liabilities, equity, net income or cash flows of QCT.

A6 CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no changes in the estimates of amounts reported during the current quarter.

A7 CHANGES IN DEBT AND EQUITY

Save as disclosed in note B9, there were no repurchase, resale and repayment of debt and equity instruments for the current quarter and year to date.

A8 INCOME DISTRIBUTION POLICY

In line with the Trust Deed dated 9 October 2006, QCT intends to distribute 100% of its distributable income for the first three financial years at least semi-annually, or at such other intervals as the Manager may determine.

A9 SEGMENT REPORTING

No segment information is prepared as QCT's activities are predominantly in one industry segment and situated predominantly in Malaysia.

A10 VALUATION OF INVESTMENT PROPERTIES

The investment properties were valued based on valuations performed by independent registered valuers on 1 December 2007. The difference between the valuations and the book value of the respective properties were credited to the revaluation surplus account in the income statement for the financial year ended 31 December 2007.

No valuation of the investment properties were carried out during the quarter.

A11 SIGNIFICANT EVENTS DURING THE QUARTER ENDED 30 JUNE 2008

1 Acquisition of a new property

On 14 May 2008, Mayban Trustees Berhad ("Trustee") entered into a Conditional Sale and Purchase Agreement ("SPA") with IJM Properties Sdn Bhd to acquire Tesco building located on a freehold land in Jelutong Penang, for RM132 million. A deposit of RM13.2 million was paid during the quarter.The acquisition is expected to be completed during the fourth quarter of the year.

The said acquisition was announced on 14 May 2008 to Bursa Malaysia Securites Berhad.

2 Placement of up to 251,440,000 new units of QCT

The proposed issuance of up to 251,440,000 new units in QCT was approved by the Securities Commission ("SC") on 28 June 2007 and unitholders on 8 August 2007. On 3 September 2007, 151,440,000 units were issued and listed on the Bursa Malaysia Securities Berhad. There was a balance of 100,000,000 units to be issued to raise funds for paring down borrowings. The SC had, on 19 December 2007, given its approval for an extension of time to 27 June 2008 to complete the placement of the 100,000,000 units. Subsequently, the SC has given further extension to 11 July 2008 to complete the placement.

The Manager had, on 25 June 2008, decided not to proceed with the placement. The announcement on the decision was made on 25 June 2008 to Bursa Malaysia Securites Berhad.

A12 SIGNIFICANT EVENTS SUBSEQUENT TO THE QUARTER ENDED 30 JUNE 2008

Acquisition of a special purpose entity - Boromir Capital Sdn. Bhd
(formerly known as Haruman Idaman Sdn. Bhd.)

On 11 July 2008, the SC has approved the acquisition of a special purpose entity, Boromir Capital Sdn.Bhd. to facilitate the implementation of a RM134 million CPs/MTNs programme. The announcement was made to Bursa Malaysia Securities Berhad on 16 July 2008.

A13 CHANGES IN CONTINGENT LIABILITIES

There are no contingent liabilities to be disclosed.

A14 CAPITAL COMMITMENTS

The amount of capital commitment not provided for in the financial statements as at 30 June 2008 are as follows:

	RM
Approved and contracted for :	
Investment properties	132,991,543
Approved and not contracted for :	
Investment properties	279,759

B1 REVIEW OF PERFORMANCE

QCT recorded RM13.695 million and RM6.749 million of revenue and profit before tax respectively for the quarter ended 30 June 2008.

B2 COMPARISON WITH PRECEDING QUARTER

		Current Quarter ended 30 June 2008 RM	Preceding Quarter ended 31 March 2008 RM
Total Revenue	*	13,695,110	11,379,456
Profit before tax		6,749,408	7,100,512
Profit after tax	#	6,749,408	7,100,512
Provision for income distribution		6,007,891	7,100,512

* The total revenue for the quarter is higher due mainly to revenue generated from the three properties acquired in March 2008.

The profit after tax is lower than the preceding quarter due mainly to lower interest income, higher property operating expenses and borrowing costs during the quarter.

B3 PROSPECTS

The Manager expects the investment properties of QCT to continue to enjoy good occupancy and rental as the tenancies are mainly long term leases with quality tenants who are mainly subsidiaries of multinational companies ("MNCs").

The Manager plans to continue to seek additional income growth and enhancement to the value of QCT's portfolio through its acquisition and growth strategies, active asset management and capital management strategies.

B4 PROFIT FORECAST / PROFIT GUARANTEE VARIANCE

a) Profit forecast

The unaudited results for the second quarter ended 30 June 2008 is in line with the forecast as announced on 21 April 2008 ("Forecast 2008") and is in line with the expectation of QCT.

b) Profit guarantee

QCT is not involved in any arrangement involving it providing profit guarantee.

B5 TAXATION

Previously, undistributed income of a REIT would be subject to income tax whereas the income distributed would be exempt from tax. With the amendment to Section 61A of the Income Tax Act 1967, effective from Year of Assessment 2007, the undistributed income of a REIT will also be exempt from income tax provided that the REIT distributes 90% or more of its total income for the year. If the REIT is unable to meet the 90% distribution criteria, the entire taxable income of the REIT for the year would be subject to income tax.

As QCT intends to distribute more than 90% of its total income for the year to its unitholders, no provision for tax has been made in the current quarter and period todate.

A reconciliation of the income tax expense applicable to income before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of QCT is as follows:

	Current Quarter RM	Period To Date RM
Income before taxation	6,749,408	13,849,919
Taxation at Malaysian statutory tax of 26%	1,754,846	3,600,979
Expenses not deductible for tax purposes	-	-
Income exempted from tax	(1,754,846)	(3,600,979)
Underprovision of prior year tax	-	-
Write-back of over provision	-	-
Tax expense for the period	-	-

B6 PROFIT ON SALE OF INVESTMENTS IN UNQUOTED SECURITIES /PROPERTIES

There was no disposal of investments in unquoted securities during the current quarter and the period to date.

B7 PARTICULARS OF PURCHASE OR DISPOSAL OF INVESTMENT IN QUOTED SECURITIES

There was no purchase or disposal of investment in quoted securities during the current quarter and the period to date.

B8 STATUS OF CORPORATE PROPOSALS

There were no corporate proposals during the current quarter and period to date.

B9 BORROWING AND DEBT SECURITIES

	Current Quarter RM
Face value of CPs issued	115,900,000
Discount	(2,275,866)
Cash proceeds	113,624,134
Accretion of interest expense	329,983
	113,954,117
Transaction costs	(545,101)
	113,409,016
Amortisation of transaction costs	46,269
	113,455,285
Loan Facilities	59,240,000
Total	172,695,285

Commercial Papers ("CPs") / Medium Term Notes ("MTNs") programme ("CPs/MTNs Programme")

On 3 November 2006, QCT has through its SPE, Gandalf Capital Sdn. Bhd., established a 7 year RM118 million Commercial Papers ("CPs") / Medium Term Notes ("MTNs") programme ("CPs/MTNs Programme") to raise funds from the private debt securities market to part finance acquisitions of its investment properties.

On 1 December 2006, CPs of nominal value of RM91.9 million were issued to raise net proceeds of RM90.1 million which were utilised to part finance the acquisition of Quill Building 1, Quill Building 2, Quill Building 3 and Quill Building 4 ("Quill Buildings").

The effective interest rate on the said RM91.9 million CPs is 3.995% p.a. until 30 November 2011, resulting from an Interest Rate Swap as disclosed in Note B10.

B9 BORROWING AND DEBT SECURITIES (cont'd)

On 14 March 2008, CPs of nominal value of RM24 million were issued, the proceeds of which were utilised to part finance the acquistion of Quill Building 5 - IBM. The said CPs have been rolled over to 15 December 2008. Interest rates for the CPs during the period range between 3.57% and 3.98%.

The Manager is of the opinion that the CPs/MTNs will be available throughout the period of the CPs/MTNs Programme.

<u>Loan Facilities</u>

On 29 February 2008, QCT obtained loan facilities totalling RM290 million ("Loan Facilities") with RM145 million each from HwangDBS Investment Bank Berhad ("HwangDBS") and Malayan Banking Berhad ("MBB").

As at 30 June 2008, QCT has made a total drawdown of RM59.24 million from its Loan Facilities with HwangDBS and MBB to finance the acquisition of Quill Building 8 - DHL, Quill Building 10 - HSBC Section 13, and part payment for Tesco building.

The interest rates on the loans drawndown during the period range from 4.63% p.a to 4.88% p.a.

The Loan Facilities are secured by:

(a) Lienholders caveat(s) in favour of HwangDBS as security agent over the titles to Wisma Technip, Quill Building 8 - DHL and Quill Building 10 - HSBC Section 13 and any future properties to be acquired where individual titles to such properties are available; and

(b) assignment in favour of HwangDBS as security agent of all benefits, rights and interest over the retail units and carpark lots comprised in Plaza Mont' Kiara belonging to QCT, Quill Building 5 - IBM and any future properties to be acquired where individual titles to such properties are not available.

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Other than as disclosed below, QCT has no financial instruments with off balance sheet risks as at the date of issuance of this report that may materially affect the position or business of QCT.

As part of the active interest rate management strategy of QCT, on 18 April 2007, an Interest Rate SWAP ("IRS") arrangement (swaping floating rate for fixed rate) was entered into by the Manager with a licensed financial instititīon ("The Bank") whereby the interest rate was fixed at 3.745% until 30 November 2011. As such, QCT will pay a fixed rate of 3.995% p.a. from 31 May 2007 to 30 November 2011 (including a credit spread of 0.25% p.a).

The said IRS was announced on 18 April 2007 to Bursa Securities Malaysia Berhad.

The difference between the floating rate and the fixed rate will be settled between QCT and The Bank semi-annually. Where the fixed rate is higher than the floating rate, the difference will be payable by QCT to The Bank and where the fixed rate is lower than the floating rate, the difference will be paid by The Bank to QCT.

The difference between the fixed rate and the floating rate is charged or credited to the income statement over the 6 month period.

B11 CHANGES IN MATERIAL LITIGATION

There is no pending material litigation as at the date of issuance of this report.

B12 INCOME DISTRIBUTION

In line with the Trust Deed dated 9 October 2006, for the first three financial years from 2006 to 2008, QCT intends to distribute 100% of its distributable income at least semi-annually, or at such other intervals as the Manager may determine.

QCT had, on 6 June 2008, announced an income distribution of RM13,108,402 (or 3.36 sen per unit) being 99.2% of QCT's distributable income for the period from 1 January 2008 to 23 June 2008. The income distribution was paid on 18 July 2008.

Details of the interim distribution declared on 6 June 2008 and paid on 18 July 2008 are as follows :

	RM
Gross revenue from 1/1/08 to 23/6/08	24,103,828
Interest income from 1/1/08 to 23/6/08	295,336
	24,399,164
Expenses	(11,185,059)
Total distributable income for the period 1/1/08 to 23/6/08	13,214,105
Interim distribution (approximately 99.2% of the total distributable income)	13,108,402
of which ;	
Taxable distributable income	12,813,066
Tax exempt distributable income	295,336
Total units in circulation as at 23 June 2008	390,131,000
Gross DPU (sen)	3.36
Annualised DPU (sen)	7.01

The distributable income from 24 June 2008 onwards will be included in the next income distribution.

B13 AUTHORISATION FOR ISSUE

The interim financial statements were authorised for issue by the Board of Directors of the Manager in accordance with a resolution of directors dated 23 July 2008.

BY ORDER OF THE BOARD

LEE FONG YONG
COMPANY SECRETARY (MAICSA No. 7005956)
Quill Capita Management Sdn Bhd
(Company No: 737252-X)
(As Manager of Quill Capita Trust)
Kuala Lumpur

Dated : 23 July 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jul-2008 19:03:43
Announcement No.	00133

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcement by Quill Capita Trust - Corporate Presentation Slides dated 23 July 2008"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	QCT_Corp_presentation.23Jul2008.pdf QCT_Corporate_Presentation_2QResults.23Jul2008.pdf CCT.QCT.23Jul2008.cover.pdf Total size = **1568K** (2048K size limit recommended)

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RECEIVED
2008 AUG -4 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	23-Jul-2008 18:43:52
Announcement No.	00131

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The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Corporate Presentation Slides dated 23 July 2008
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments	QCT_Corp_presentation.pdf QCT_Corporate_Presentation_2QResults.pdf Total size = **1551K** (2048K size limit recommended)

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BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **23/07/2008 02:06:40 PM**
Submitted by **QUILL CAPITA TRUST** on **23/07/2008 05:19:27 PM**
Reference No **QC-080723-50800**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type * **Announcement**

Subject *: Corporate Presentation Slides dated 23 July 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Corporate Presentation Slides dated 23 July 2008 are attached for reference.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
QCT Corporate Presentation_2Q Results 2008.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



QuillCapita Trust

SECOND QUARTER 2008 FINANCIAL RESULTS
23 July 2008



Important Notice

QuillCapita Trust

This presentation is in relation to the Second Quarter 2008 Unaudited Results of Quill Capita Trust (QCT). This shall be read in conjunction with the QCT Group Forecast & Projections Statement announced on 21 April 2008 and all such other relevant announcements released by QCT to the Bursa Securities.

This presentation is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in QCT. The past performance of QCT is not necessarily indicative of the future performance of QCT.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitations) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income and occupancy, changes in operating expenses including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements which are based on the manager's current view of future events.

The value of units in QCT (Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the Main Board of Bursa Malaysia Securities Berhad. Listing of the Units on the Bursa Securities does not guarantee a liquid market for the Units.

The information in this Announcement must not be published outside Malaysia.

Contents

QuillCapita Trust

- Financial Results
- Portfolio Update
- Kuala Lumpur Office Market Uptrend Continues
- QCT's Strategy

Financial Results

Summary of Profit & Loss

QuillCapita Trust

	2Q 2008 (RM'000)	YTD 30 June 2008 (RM'000)
Total Gross Revenue	13,695	25,075
Total Operating Exp	(3,884)	(6,036)
Net Property Income	9,811	19,039
Interest Income	80	306
Net Investment Income	9,891	19,345
Interest and Other Expenses	(3,142)	(5,495)
Income before taxation	6,749	13,850
Taxation	0	0
Income After Taxation	6,749	13,850

4

2Q 08 - EARNINGS PER UNIT Growth

QuillCapita Trust

EPU increased by 12.3% compared to preceding year corresponding quarter

	2Q 2008 RM'000	2Q 2007 RM'000	Variance %
Gross Revenue	13,695	5,718	+139.5
Net Property Income	9,811	5,102	+ 92.3
Income After Taxation	6,749	3,678	+ 83.5
Earnings Per Unit (EPU)	1.73 sen	1.54 sen	+ 12.3

DPU – In line with Full Year Forecast

QuillCapita Trust

	Actual (sen)	Annualised (sen)	Forecast (sen)
DPU paid (for the period from 1 January 2008 to 23 June 2008)	3.36	7.01	7.01

Note: Forecast refers to QCT Group Forecast & Projections Statement dated 21 April 2008

QCT Group Forecast & Projections Statement dated 21 April 2008


IPO Forecast
Circular Forecast
Actual
QCT Group Forecast & Projections Statement
6.00
6.23
6.46
+ 16.8%
6.00
6.93
7.01
+ 22.4%
6.15
7.28
7.53
2007
2008
2009

Important Notice : Please read the above in conjunction with the principal bases and assumptions in the QCT Group Forecast and Projections Statement announced on 21 April 2008

Note : 1) The IPO Forecast refers to the forecast in the IPO Prospectus dated 10 December 2006

2) The Circular Forecast refers to the forecast in the Circular dated 16 July 2007

3) Actual refers to the Total Distribution declared and paid from the distributable income for the financial year ended 31 Dec 2007

4) QCT Group Forecast & Projections Statement includes Quill Building 8 -IBM, Quill Building 8 – DHL (XPJ) & Quill Building 10-HSBC (Section 13) & has been verified by an external auditor

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Total Assets – RM678.4 million
NAV per unit - RM1.20

QuillCapita Trust

	as at 30-Jun-07 (RM'000)	as at 30- Sep-07 (RM'000)	as at 31-Dec-07 (RM'000)	(Unaudited) as at 31-Mar-08 (RM'000)	as at 30-Jun-08 (RM'000)
Non Current Assets	276,000	490,883	549,011	645,500	646,089
Current Assets	20,478	33,267	36,263	16,981	32,275
Total Assets	**296,478**	**524,150**	**585,274**	**662,481**	**678,364**
Current Liabilities	93,446	97,940	103,820	178,904	194,153
Non Current Liabilities	8,022	12,591	12,527	14,650	14,543
Net Assets	195,010	413,619	468,927	468,927	469,669
No of Units	238,691	390,131	390,131	390,131	390,131
NAV per unit (RM)	**0.82**	**1.06**	**1.20**	**1.20**	**1.20**

Strong Financial Ratios

QuillCapita Trust

				(Unaudited)	
	As at 30-Jun-2007	As at 30-Sep-2007	As at 31-Dec-07	As at 31-Mar-08	As at 30-Jun-08
Total Debts (RM'000)	89,610	90,547	89,860	166,278	172,695
Gearing ratio	0.30x	0.17x	0.15x	0.25x	0.25x
Interest Service Cover ratio (for the quarter)	4.83x	5.82x	9.01x	7.36x	4.59x
Average Cost of Debt (p.a)	3.995%	3.995%	3.995%	4.17%	4.21%

Notes: (1) Gearing Ratio refers to Total Debts over Total Assets

(2) Interest Service Cover Ratio is calculated based on profit before taxation and interest expenses over interest expenses

(3) Average Cost of Debt is calculated based on interest rates applicable during the period

Interest Rate Trend

QuillCapita Trust


10 yrs MGS
QCT's Average Cost of Debt
5.000%
4.500%
4.000%
3.500%
3.000%
31/3/2007
14/5/07
16/6/07
13/7/07
17/8/07
12/10/2007
31/1/08
21/3/08
31/5/08
30/6/08
10 years Mgs
Average Cost of Debt

Note : 10 yrs MGS refers to coupon-bearing long term bonds issued by the Government of Malaysia with original maturity of 10 years
Source : Bloomberg & QCT

Long Term Debts Vs Short Term Debts

QuillCapita Trust

Total Debt RM173 million


66%
34%
Long Term Debt
Short Term Debt

- **Long term debt of RM118 million Commercial Paper (CP) has been committed until Nov 2011.**
- **Short term bridging loan of RM59.24 million would be refinanced by the issuance of Private Debt Securities ('PDS") to secure fixed rate and long term funding**
- **Securities Commission's approval for RM134 million PDS was obtained vide SC's approval letter dated 11 July 2008.**
- **The PDS is expected to be issued by 3Q 2008**

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Portfolio Update

Portfolio as at 8 January 2007 (IPO Date)

QuillCapita Trust

Quill Building 1 – DHL 1



NLA : 92,284 sq ft

Purchase Price : RM 52.1 mil
Current Value : RM56.5 mil

Quill Building 2 - HSBC



NLA : 184,453 sq ft

Purchase Price : RM 107.5 mil
Current Value : RM117.5 mil

Quill Building 3 - BMW



NLA : 117,198 sq ft

Purchase Price : RM 59.4 mil
Current Value : RM66.9 mil

Quill Building 4 – DHL 2



NLA : 99,183 sq ft

Purchase Price : RM 57.0 mil
Current Value : RM62.1 mil

Net Lettable Area 493,118 sq. ft

Note: The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 1 December 2007.

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Acquisitions within 5 months after the IPO

QuillCapita Trust

Net Lettable Area for 6 properties 799,547 sq. ft

*Excluding car park area

Wisma Technip



NLA : 233,021sq ft

Purchase Price: RM125 mil
Current Value : RM141 mil

Part of Plaza Mont' Kiara



NLA : 73,408 sq ft *

Purchase Price: RM90 mil
Current Value : RM105 mil

✓ **The Sale & Purchase Agreements for the acquisitions of both Wisma Technip and part of Plaza Mont' Kiara were entered into on 8 June 2007.**

Note: The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 1 December 2007.

Acquisitions in 1Q 2008

QuillCapita Trust

Quill Building 5 – IBM
Acquisition was completed on 14 March 08



NLA : 80,000 sq ft
Valuation Price : RM43 mil
Purchase Price : RM43 mil

Quill Building 8 – DHL (XPJ)
Acquisition was completed on 25 March 08



NLA : 65,205 sq ft
Valuation Price: RM28.8 mil
Purchase Price: RM28.8 mil

Quill Building 10 – HSBC (Section 13)
Acquisition was completed on 25 March 08



NLA : 58,428 sq ft
Valuation Price : RM22.74 mil
Purchase Price : RM22.74 mil

Current Net Lettable Area for 9 Properties 1,003,180 sq ft
*Excluding car park area

Note: The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 7 January 2008.

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Acquisition of TESCO Building, Jelutong in 2Q 2008

QuillCapita Trust

TESCO Building, Jelutong


TESCO
TESCO

Lease Area	: 275,020 sq. ft
Valuation Price	: RM132.5 mil
Purchase Price	: RM132.0 mil

Net Lettable Area for 10 Properties
1,278,200 sq ft
*Excluding car park area

✓ **The Proposed Acquisition of TESCO Building, Jelutong is expected to be completed by 4Q of 2008.**

Note: The Valuation Price of the TESCO Building, Jelutong was valued by CH Williams Talhar & Wong on 9 May 2008.

Further Geographical Diversification

QuillCapita Trust

As at 30 June 2008

Post- Acquisition of TESCO Building Jelutong

QCT will further diversify geographically to other States - Penang

Klang Valley	*38%*
Cyberjaya	*45%*
Penang	*17%*



Other Klang Valley Area * 8%
Mont Kiara 16%
Kuala Lumpur City Centre 22%
Cyberjaya, Selangor 54%



Other Klang Valley Area * 7%
Mont' Kiara 13%
Kuala Lumpur city centre 18%
Penang 17%
Cyberjaya, Selangor 45%

Notes: (1) Other Klang Valley Area refers to Klang Valley generally excluding KLCC and Mont' Kiara

(2) As at 31 December 2007, the real estate portfolio comprises 4 properties injected during the IPO, part of Plaza Mont' Kiara and Wisma Technip. The current market value of all 6 properties was valued by C H Williams Talhar & Wong on 1 December 2007

(3) The 3 new properties acquired in March 2008 were valued at RM94.5 million by CH Williams Talhar & Wong on 7 January 2008

(4) TESCO Building, Jelutong was valued at RM132.5 million by CH Williams Talhar & Wong on 9 May 2008

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Segmental Contributions

QuillCapita Trust

By Valuation

30 June 2008


Office, 79%
Other Commercial Building, 5%
Car Park, 7%
Retail Assets 9%

Post Acquisition of TESCO Building Jelutong


Office 66%
Other Commercial Building 3%
Car Park 6%
Retail Assets 25%

Notes: (1) Office comprises Quill Buildings (excluding Quill Building 8-DHL (XPJ) at Glenmarie, Shah Alam) and Wisma Technip

(2) Retail Assets refers to retail portion of Plaza Mont' Kiara (& Tesco Building Jelutong upon completion of the acquisition)

(3) Car Park refers to car parking bays in Plaza Mont' Kiara

(4) Other commercial building refers to Quill- Building 8- DHL (XPJ) at Glenmarie, Shah Alam

Blue-Chip Tenants

QuillCapita Trust

30 June 2008 - Tenants from 9 Properties



Panasonic 1%
ACS 1.3%
PGS 1.3%
EDS, 1.4%
TRW, 2.7%
Quill, 3.3%
BMW, 4.0%
IBM, 5.2%
Sunrise 7.3%
Technip 23.2%
HSBC 24.2%
DHL 25.1%

Post-Acquisition of TESCO Building, Jelutong



Panasonic, 1%
PGS, 1%
ACS, 1%
EDS, 1%
TRW, 2%
Quill, 3%
BMW, 3%
IBM, 4%
Sunrise, 6%
Technip, 18%
HSBC, 19%
DHL, 20%
Tesco, 21%

Note : The above tenancy mix is calculated based on NLA

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A Well Balanced Tenancy Mix

QuillCapita Trust

30 June 2008 - Tenants from 9 Properties



Automotive
6.7%
IT/Electronics
8.9%
Property/
Construction
10.6%
Banking
24.2%
Oil & Gas
24.5%
Logistics
25.1%

Post-Acquisition of TESCO Building, Jelutong



Automotive
5%
IT/Electronics
7%
Property /
Construction
9%
Oil & Gas
19%
Banking
19%
Logistic
20%
Retail
21%

Note : The above tenancy mix is calculated based on NLA

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Trust

KL Office Market Uptrend Continues

Trust

KL Office Market Uptrend Continues

QuillCapita Trust

- **Sustainable and healthy economic growth**
  - Strong focus on Klang Valley, Penang and Johor
- **KL office market experiencing market upturn**
  - Healthy demand from business expansion, especially in Finance, Insurance, Oil & Gas and business sector
  - Take up rate expected to remain healthy
- **Increased foreign interests in KL property market**
  - Favourable foreign property investment policies
  - Offers attractive pricing & yields compared to regional peers
  - Developing M-REIT markets

QCT's Strategy

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2008 Target Asset Size


RM'000
900.0
750.0
600.0
450.0
300.0
150.0
0.0
+ 179%
RM585 m
RM678 m
RM 810 m
RM750 m
8-Jan-07
31-Dec-07
30-Jun-08
4Q 2008
Original Forecast

Note: Assumed that the acquisition of TESCO Building, Jelutong will be completed in 4Q of 2008

Acquisition Growth

QuillCapita Trust

Active implementation of acquisition strategies as stated in QCT's prospectus since listing…





Strategy	Implementation
Pipeline of commercial properties from Quill's and CapitaLand's existing portfolio in Malaysia	✓ New HSBC HQ ('10*') ✓ KL Sentral Lot J ('11*')
Future vehicles or property funds created by Quill or CapitaLand in Malaysia	✓ USD 270M (approx RM1B) Malaysia Commercial Development Fund
Third party commercial properties	

* Projected injection and/or development completion dates

In Summary

QuillCapita Trust

2Q 2008: Positive Quarter

- Profit After Taxation surged 83.5% as compared to preceding year corresponding quarter
- EPU growth of 12.3% as compared to preceding year corresponding quarter

Going Forward

- Driven by asset enhancements and new acquisitions

Quill Capita Trust

Quill Capita Trust

Quill Capita Management Sdn Bhd
Suite 11.01A Level 11
Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

For information, please call:
Mr Chan Say Yeong
Ms Corinne Tan
Ms Yong Su-Lin
Ms Celine Lau
(General Line: 03-2380 6288)

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CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

EN-BLOC PURCHASE OF GILLMAN HEIGHTS CONDOMINIUM
NOTICE OF CROSS-APPEAL TO COURT OF APPEAL

CapitaLand Limited ("CapitaLand") refers to its announcement made on 15 February 2008 relating to the intervention in the High Court of the Republic of Singapore (the "High Court") hearing regarding the en-bloc purchase of Gillman Heights Condominium ("Gillman Heights") by CapitaLand's indirect associated company, Ankerite Pte. Ltd. ("Ankerite"). The shareholders of Ankerite are CapitaLand's indirect wholly-owned subsidiary, CRL Realty Pte Ltd (50%) with the balance shareholding held by HPL Orchard Place Pte Ltd and two private funds.

On 16 January 2008, a group of minority owners at Gillman Heights had filed an appeal to the High Court against the order granted by the Strata Titles Board ("STB") approving the above-said en-bloc sale of Gillman Heights. Ankerite was granted leave to intervene on 15 February 2008.

Following the hearing by the High Court, the appeal by the group of minority owners was dismissed on 25 June 2008. Some minority owners from this group have on 22 July 2008 filed an appeal to the Court of Appeal of the Republic of Singapore (the "Court of Appeal") against the High Court decision.

In dismissing the appeal by the minority owners, the High Court had also ruled that the sale committee of Gillman Heights could not, for and on behalf of and as agents of the majority owners, agree to extend the deadline for obtaining the approval of the STB to 5 February 2008 (the "Decision"), notwithstanding that a supplemental collective sale agreement had validly extended the deadline.

On 25 July 2008, upon consultation with and through its lawyers, Ankerite filed a cross-appeal to the Court of Appeal against the Decision.

Further details will be announced as and when appropriate.

By Order of the Board

Low Sai Choy
Company Secretary
25 July 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Jul-2008 08:34:12
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Australand - "(1) Appendix 4D and Financial Report for the half year ended 30 June 2008; and (2) Australand delivers increased operating profit and announces capital raising"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments	Australand.MediaRelease.28Jul08.pdf ALZ.App4D.28Jul08.pdf Total size = **402K** (2048K size limit recommended)

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AUSTRALAND

Australand

Australand is a stapled entity that comprises Australand Holdings Limited (ABN 12 008 443 696), Australand Property Trust (ARSN 106 680 424), Australand Property Trust No. 4 (ARSN 108 254 413) and Australand Property Trust No. 5 (ARSN 108 254 771) and their respective controlled entities.

Appendix 4D and Financial Report for the half year ended 30 June 2008

This half year financial report constitutes the Appendix 4D prepared in accordance with the Australian Securities Exchange Listing Rules and the half year financial report in accordance with the *Corporations Act 2001*. This report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the financial report for the year ended 31 December 2007 and any public announcements made by Australand during the half year to 30 June 2008 in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

APPENDIX 4D

For the half year ended 30 June 2008

AUSTRALAND COMPRISES AUSTRALAND HOLDINGS LIMITED, AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO. 4 AND AUSTRALAND PROPERTY TRUST NO. 5.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		Consolidated June 2008	Consolidated June 2007
		$'000	**$'000**
Revenue from continuing operations	**Up 6% to**	**435,973**	410,115
Operating profit after tax (excluding write down of Residential assets and unrealised gains/(losses) in property revaluations)	**Up 6% to**	**67,542**	63,515
Unrealised gains/(losses) in property revaluations		**(7,338)**	56,081
Write down of Residential development and joint venture inventories (net of tax)		**(34,650)**	-
Net profit attributable to stapled security-holders	**Down 79% to**	**25,554**	119,596

Dividends/Distributions	**Total Dividends/ Distributions**	**Distribution per unit**	**Dividend per share**	**Franked amount per share**
Interim dividend/distribution – June 2008 half year:				
March 2008 quarter – paid on 2 May 2008	**4.00 cents**	2.32 cents	1.68 cents	30%
June 2008 quarter – payable on 1 August 2008	**4.00 cents**	2.82 cents	1.18 cents	30%
Total	**8.00 cents**	5.14 cents	2.86 cents	

Record date for determining entitlements to the interim June 2008 quarter dividend/distribution: 5.00pm, 30 June 2008.

Explanation of results

Please refer to the attached commentary for further explanation of the results.

AUSTRALAND

KEY HEADLINES

- Operating Profit after tax up 6% to $67.5 million (before unrealised property revaluation losses and significant one-off non-cash items) with strong contributions from each business.
- Investment property assets have been re-valued at 30 June 2008 resulting in a net reduction in asset values of $7.3 million.
- Carrying values of Residential assets have been reviewed in light of the current market conditions resulting in a write down of $34.7 million ($49.5 million before tax).
- Statutory profit after tax, which includes unrealised losses from property revaluations and the significant one-off non-cash items noted above, was $25.6 million, down 79% on the prior year.
- A 1 for 1 Renounceable Entitlement Offer at $ 0.60 per stapled security to raise up to $557 million with Australand's majority security-holder CapitaLand committed to taking up its full entitlement of approximately $302 million. The offer price represents a 38.5% discount to the closing price on Friday 25 July 2008. This recapitalisation will significantly strengthen Australand's balance sheet and provide funding for its development pipeline and selective growth opportunities.
- A change in distribution policy such that 100% of the Property Trust earnings (excluding revaluations) will be distributed but no dividend will be paid out of earnings from the development businesses. The distribution policy will be reviewed at the end of 2009.
- Second half 2008 distributions are forecast to be between 2.8 cents and 3.6 cents per security on the expanded capital base depending on the outcome of the Entitlement Offer.
- The distribution rate on the ASSETS (Australand Subordinated Step-up Exchangeable Trust Securities) hybrid securities will be stepped up from 1 October 2008 to retain capital management flexibility.
- Extension of the maturity date of our syndicated debt Multi Option Facility until June 2010 and increase in facility limit by $350 million to a total of $950 million.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL PERFORMANCE AND REVIEW OF OPERATIONS ('MD&A')

RESULTS IN BRIEF

Operating Profit After Tax
The Group's audited half year operating profit after tax, excluding unrealised losses in property revaluations and before significant one-off non-cash items, was $67.5 million, up 6% on the prior year (HY07: $63.5 million).

Reported Statutory Profit
The Group's audited half year statutory profit after tax of $25.6 million, down 79% on the prior year (HY07: $119.6 million), includes:

- Unrealised losses in property revaluations totalling $7.3 million; and
- Significant one-off non-cash items (write down of Residential development and joint venture inventories) totalling, net of tax, $34.7 million.

FINANCIAL RESULTS

Key highlights of the operating profit after tax included:

- Revenue from continuing operations increased by 6% to $436.0 million (HY07: $410.1 million)
- Strong operating profit before tax ('PBT') from all operating businesses despite difficult market conditions:
  - Commercial & Industrial PBT of $46.4 million, up 93% (HY07: $24.1 million);
  - Investment Property PBT of $64.0 million, up 20% (HY07: $53.5 million) excluding asset sales and unrealised gains/(losses) in property revaluations; and
  - Residential PBT of $34.2 million (HY07: $34.3 million), excluding write down of Residential development and joint venture inventories.
- Earnings per stapled security[1], on operating profit after tax[2], of 7.3 cents (HY07: 6.9 cents);
- Dividends/Distributions per stapled security[1] were maintained at 8.0 cents for the half year; and
- Net tangible assets per stapled security decreased 2% to $1.66 (FY07: $1.70).

The table below provides a reconciliation of the financial information noted above:

Half year ended:	**June 2008 $'000**	**June 2007 $'000**	**Change**
Total revenue	**506,276**	556,936	(9%)
Less: Property development sales revenue from joint venture entities	**70,303**	146,821	(52%)
Gross revenue, wholly owned	**435,973**	410,115	6%
Operating profit after tax (excluding write down of Residential assets and unrealised gains/(losses) in property revaluations)	**67,542**	63,515	6%
Unrealised gains/(losses) in property revaluations	**(7,338)**	56,081	(113%)
Write down of Residential development and joint venture inventories (net of tax)	**(34,650)**	-	-
Reported Statutory Profit (net profit attributable to stapled security-holders)	**25,554**	119,596	(79%)

CAPITAL MANAGEMENT

The current global liquidity crisis has constrained capital flows into the Property Sector in Australia and this has presented all participants in the sector with significant capital management challenges. Despite these challenges, Australand successfully delivered a number of key components of its 2008 capital plan during this half year period. Specific items delivered included:

- The extension of the maturity of the Multi Option Facility until June 2010 and an increase in the facility of $350 million to a total of $950 million. In addition, two Australian banks were added to the syndicate;
- The establishment of a Residential Development Fund with assets under management of $440 million which reduced the Residential balance sheet by $103 million; and
- The renewal of a number of smaller drawn secured and unsecured facilities totalling $162 million.

1. EPS and DPS calculation includes all interests of the stapled security-holders in Australand. This includes interests in Australand Property Trust No. 4 (APT4) and Australand Property Trust No. 5 (APT5) which under Accounting Standards are required to be treated as minority interests.

2. Excluding unrealised gains/ (losses) in property revaluations and write down in Residential development and joint venture inventories.

At 30 June 2008 Australand had net interest bearing debt of $1.7 billion. Gearing (interest bearing debt to total tangible assets, cash adjusted) increased during the period from 40.4% at 31 December 2007 to 43.8% at 30 June 2008. This increase was a consequence of the reduced liquidity in the market and the absence of capital recycling opportunities such as asset sales and wholesale fund creation which have been a traditional feature of Australand's capital management strategy. Look-through gearing also rose from 40.8% at 31 December 2007 to 44.9% at 30 June 2008. This increase resulted from changes in the underlying gearing noted above as well as increases in various joint venture debt balances.

The weighted average debt maturity was 1.7 years at 30 June 2008, in line with 31 December 2007. While the maturity profile improved with the extension of the Multi Option Facility, the approaching maturity of the first tranche of our Commercial Mortgage Backed Securities ('CMBS') facility ($563 million) in June 2009 offset this improvement. Undrawn debt facilities were $257 million at 30 June 2008. Now that the Multi Option Facility renewal is complete the Group is focusing its attention on the renewal of the CMBS facility which matures in June 2009. The traditional CMBS markets are closed to new lending but the Group has made good progress on sourcing potential alternative facilities.

Australand complied with all of its debt covenants during the period.

Our average cost of debt (including hedging) for the half year was 7.1%. This compares with 6.6% for the full year ended 31 December 2007. Interest rates and facility margins have increased sharply this year following the contraction in liquidity in capital markets. The containment of the increase in the average cost of debt demonstrates the effectiveness of our hedge portfolio. At 30 June 2008, 73% (31 December 2007: 79%) of interest bearing debt was fixed by hedge instruments and the fixed interest maturity profile was 4.7 years (31 December 2007: 4.6 years).

The challenging and unpredictable environment we are now operating in has resulted in a number of significant capital management decisions being made by Australand. The outcome of these decisions will significantly strengthen our balance sheet through debt reduction and allow us to fund our development pipeline and take advantage of selective growth opportunities. These decisions include:

- The announcement of a non-underwritten 1 for 1 Renounceable Entitlement Offer at $0.60 per security to eligible security-holders. Australand's majority security-holder, CapitaLand, has committed to take up its full entitlement under the offer demonstrating its confidence in the business. Depending on the remaining level of participation, the Entitlement Offer will provide between $302 million and $557 million of additional capital that will be used to reduce gearing and fund projects in our development pipeline.

- Australand's Board and management have reviewed the current dividend/distribution policy in light of the prevailing market conditions. The policy has been amended to ensure a strong capital management position, including maintaining financing capacity and acceptable gearing levels. The revised dividend/distribution policy will be:

    - 100% distribution of Property Trust earnings (excluding revaluations); and
    - The reduction in payout ratio of the development businesses to zero.

  This revised distribution policy will be reviewed at the end of 2009.

- Australand will step-up the distribution rate on the ASSETS hybrid securities from 1 October 2008. From that date the rate will be the 90 day BBSW plus 4.8%. The terms of the securities provide Australand with the opportunity of fully or partially redeeming ASSETS every quarter after the step-up date. It is Australand's intention to review our options on a regular basis.

These initiatives will provide Australand with a strengthened balance sheet for these uncertain times and flexibility to fund its development activities.

AUSTRALAND

REVIEW OF OPERATIONS

COMMERCIAL & INDUSTRIAL

Business Overview

Australand's Commercial & Industrial business is one of the largest national industrial developers and builders in Australia, which produced a profit result of $46.4 million for the six months to 30 June 2008.

Several major projects have contributed to the result including TWENTY8 at Freshwater Place, Southbank in Melbourne and the Coles regional distribution centres in Perth and Brisbane.

The business has seven different core product offerings, which provides a diversified platform. These core product offerings are industrial pre-leases, commercial pre-leases, multi-tenanted industrial projects, land subdivisions, land and build packages, office and industrial speculative projects and asset repositioning projects.

Financial Results

The Commercial & Industrial business achieved an operating profit before tax of $46.4 million, a 93% increase on the previous half year result of $24.1 million. Aggregate sales revenue for the half year was $370.6 million (HY07: $243.2 million), which comprised revenue of $282.3 million (HY07: $177.4 million) from wholly owned projects and $88.3 million (HY07: $65.8 million) from joint venture projects.

Operational highlights for the 2008 half year included:

- Buildings with a total net lettable area of 252,000 sqm were delivered, comprising 22 industrial (224,000 sqm) and 3 commercial office projects (28,000 sqm). There was also 6 active land subdivision projects; and
- Selective restocking of the underlying commercial and industrial land bank, bringing total land banks to 556 hectares at 30 June 2008.

Commercial & Industrial Outlook

In the major Commercial and Industrial markets the underlying economic and property fundamentals continue to underpin demand. Low vacancy rates in most markets and the commodities and infrastructure booms, particularly in Queensland and Western Australia, continue to support demand. Capital conditions have changed markedly at the same time and the consequent softening of yields and uncertainty with respect to asset values has created some downward pressure on development margins and land values.

Forecast strong rental growth in the short to medium term will provide an offset for the negative impact of declining asset values. Supply is forecast to moderate given the higher capital hurdles, which will have the impact of keeping vacancy rates low and upward pressure on rental rates.

As at 30 June 2008 the Commercial & Industrial business had a pre-committed forward workload of 374,000 sqm (31 December 2007: 424,000 sqm). The decline in forward workload is attributable to the high level of construction delivered during the first half (HY08: 252,000 sqm; HY07: 158,000 sqm).

INVESTMENT PROPERTY

Business Overview

The Investment Property business comprises a portfolio valued at $2,177 million of 63 income producing investment properties and a further 10 investment properties under development.

The Investment Property business produced an operating income of $64.0 million for the half year and is well positioned for further growth due to the exceptional profile of the property portfolio. The assets are located primarily on the eastern seaboard and are split 42% Office, 53% Industrial, 4% Hotel and 1% Car Park as at 30 June 2008.

The growth in the Investment Property portfolio was sourced from the Commercial & Industrial development pipeline and external acquisitions, net of fair value adjustments made in accordance with Accounting Standards. There were no property disposals during the period.

The following table outlines the details of new income producing properties in the period:

Property	Suburb	State	Major Tenant	Property Type	Lettable Area (m^2)	Value ($m)
18-20 Butler Boulevard†	Adelaide Airport	SA	Thermo Gamma	Industrial	6,991	3.1
8 Distribution Place	Seven Hills	NSW	Cabac	Industrial	12,319	20.5
11 Gibbon Road	Baulkham Hills	NSW	Schering Plough	Industrial	8,898	26.7
111 Darlinghurst Road†	Kings Cross	NSW	The Crest Hotel	Hotel	14,624	29.0
Lockwood Road	Erskine Park	NSW	Corporate Express	Industrial	42,980	56.2
1 Kellet Close	Erskine Park	NSW	Strandbags	Industrial	8,436	13.5
Rhodes Corporate Park	Rhodes	NSW	ABC Learning Child Care / Cafe	Other	715	5.6
Beaudesert Road*	Parkinson	QLD	Coles	Industrial	41,731	46.6
Stage 2, Butler Boulevard*	Adelaide Airport	SA	Herbalife / Spec	Industrial	8,237	6.8
Jets Court East*	Tullamarine	VIC	Smith Lewis / Eagle Lighting	Industrial	9,816	1.0
Cnr Link and South Centre Road*	Tullamarine	VIC	DHL	Industrial	18,526	3.5
Sky Road East*	Tullamarine	VIC	Agility	Industrial	12,000	5.7
115-121 South Centre Rd	Tullamarine	VIC	Toll & Café	Industrial	3,087	8.2
25 - 29 Jets Court†	Tullamarine	VIC	Boeing / Spec	Industrial	15,544	3.0
244 - 264 Greens Road & South Park Drive	Dandenong	VIC	Silvan	Industrial	10,196	10.7
94 South Centre Road*	Tullamarine	VIC	ADR	Industrial	46,107	18.7
Twenty8 FWP (50%)*	Southbank	VIC	Spec	Office	16,977	21.8
610 Heatherton Road†	Clayton South	VIC	Alinta	Industrial	8,387	14.1
Hudswell Place*	Perth Airport	WA	Electrolux / Spec	Industrial	19,962	1.0
Other capitalised items						6.3
Total					**305,533**	**302.0**

* Assets under construction in Commercial & Industrial business at 30 June 2008

† Asset was under construction/refurbishment at 31 December 2007 and therefore amounts represent final costs to bring asset to completion during the six months ended 30 June 2008.

The portfolio remains at or above industry benchmarks as shown in the table below:

	Australand
	June 2008
Income growth (yoy)	3.8%
Portfolio occupancy	99.9%
Average lease expiry	7.0 yrs
Average cap rate	7.15%

Financial Results

The Investment Property business result comprised the following:

- Operating income of $64.0 million, a 20% increase on the comparative prior half year result of $53.5 million. This increase was driven by the asset growth in the portfolio and year-on-year rental growth;
- Profit of $0.3 million from the sale of units in AWPF6;
- Unrealised losses in property revaluations of $7.3 million which equates to 0.3% of the Investment Property portfolio.

Investment Property Outlook

Our portfolio is underpinned by a secure income stream from a diverse portfolio of quality commercial and industrial assets in prime locations occupied by quality tenants. The fixed rental increases within the portfolio average 3.3% for the next twelve months and the portfolio has an impressive weighted average lease expiry profile of 7.0 years (by income).

The Investment Property business is well positioned to report a strong full year operating result for 2008.

RESIDENTIAL

Business Overview

Australand has over 85 years experience in Residential development. With projects located in four major capital cities and numerous regional areas, Australand is one of the largest developers in Australia, both in terms of revenue and controlled future lots.

Financial Results

Despite the toughest market conditions encountered for many years, the Residential business achieved an operating profit before tax of $34.2 million before the write down of Residential development and joint venture inventories, in line with the prior year result of $34.3 million. The result was a reflection of a solid Melbourne market and continued contributions from the Brisbane and Perth businesses. The Sydney market remained challenging.

Sales volumes were lower than the equivalent period in 2007 for both wholly owned and joint venture projects. However, with our continued focus on costs, our operating margins have remained consistent.

Sales by product type for both wholly owned and joint venture projects were as follows:

	Lots No.	Houses No.	Apartments No.	Total	Change on HY07
Wholly owned projects	412	133	47	592	Down 10%
Joint venture projects*	174	29	8	211	Down 18%
Total	**586**	**162**	**55**	**803**	**Down 12%**

*Joint venture figures show Australand's share.

During the half year a Residential Development Fund was established in partnership with Bank of Scotland International and now comprises 13 development projects with assets under management of approximately $440 million. The establishment of the fund is consistent with Australand's objective to reduce capital in the Residential business whilst leveraging our development expertise through joint venture and Project Development Agreement structures. The Fund was established in June and resulted in a net balance sheet reduction of $103 million.

In light of the current challenging trading conditions, all Residential projects have been reviewed, including a re-assessment of forecast sales volumes and revenue growth assumptions on these projects. This resulted in write-downs in Residential development and joint venture inventories of $34.7 million (net of tax). The assets were located predominantly in Sydney which has continued to suffer more difficult market conditions with no improvement forecast in the short to medium term.

Residential Outlook

Rising interest rates, escalating fuel prices and general inflation continue to put pressure on affordability for the sector and as a result consumer sentiment is being negatively impacted.

With no relief on interest rates forecast in the short term, we expect trading conditions to remain challenging for the balance of the year.

Continued population and employment growth coupled with a forecast shortage of supply of circa 200,000 homes by 2010 and pressure on rental vacancy rates will underpin demand for the sector. Australand's diverse and adaptable pipeline with 90% zoned and more than 80% having development approvals in hand, is well positioned to respond to this forecast demand once inflationary pressures ease. Control of major land holdings in growth areas has seen the Residential pipeline grow by 4% in the past 6 months, despite the reduction in capital employed from $1.3 billion at 31 December 2007 to $1.2 billion at 30 June 2008.

The following table provides the estimated yield and sales revenue from projects which are controlled by Australand and its related entities:

Residential Division: Estimated future yields and revenue (existing projects)

	No. of projects	Estimate Future Yield			Estimated Future Revenue $'m			Trading life
		Land	Housing	Apartments	Land	Housing	Apartments	
1. Split By State								
New South Wales	28	1,552	386	831	528	266	576	Up to 12 years
Victoria	32	6,727	1,040	504	1,502	471	318	Up to 30 years
Queensland	18	357	857	410	83	463	291	Up to 7 years
Western Australia	23	2,698	475	1,596	1,060	164	1,333	Up to 10 years
Total	**101**	**11,334**	**2,758**	**3,341**	**3,173**	**1,364**	**2,518**	
2. Split by WO / JV								
Wholly owned	56	3,742	1,826	2,058	1,357	862	1,625	
Australand share of joint ventures	45	7,592	932	1,283	1,816	502	893	
Total	**101**	**11,334**	**2,758**	**3,341**	**3,173**	**1,364**	**2,518**	

Note: The number of lots and revenue included for joint venture projects and Project Development Agreements (PDAs) are shown in proportion to Australand's interest.

Australand has also maintained its focus on providing affordable land and housing products through innovative design, construction techniques and sustainability. This will ensure that our developments remain competitive even in tougher markets.

GROUP OUTLOOK

In February 2008, we outlined our strategy to deliver sustainable growth to security-holders over the medium term, based on 5 key drivers:

1. Leverage the existing business platforms and development pipelines to deliver organic growth
2. Grow funds under management and extend our capital partnering relationships
3. Expand our footprint into Asia
4. Maintain prudent capital and risk management
5. Focus on people and culture

Despite the deterioration of conditions in the global financial, credit and property markets during the first half of 2008, the strategies outlined above remain sound for Australand albeit with a particular emphasis over the last six months on capital management.

Capital recycling, through the sale of assets and the establishment of external funds, is proving challenging in the current environment given the limited investment capital in the market and uncertainty with respect to asset values. Whilst we will continue to pursue the establishment of further funds and capital partnering relationships, we believe certainty in this environment is paramount.

Accordingly, consistent with our strategy to maintain prudent capital management, we have determined that we will raise capital through a Renounceable Entitlement Offer. Australand's majority security holder, CapitaLand, has committed to take up its full entitlement under the offer demonstrating its confidence in the business. Depending on the remaining level of participation, the Entitlement Offer will provide between $302 million and $557 million of additional capital. This recapitalisation will significantly strengthen our balance sheet through debt reduction and provide funding for our development pipeline and selective growth opportunities.

In addition, we will maintain our focus on capital efficient structures that optimise the use of capital across the entire business. Recent successful examples of this strategy include the creation of the Residential Development Fund in June 2008, establishment of several joint ventures and Project Development Agreements with our partners during the first half of 2008 and the launch of the AWPF6 in June 2007.

Our underlying businesses have performed well for the first half of 2008. The Commercial & Industrial workbook for the balance of 2008 is largely secure and our Investment Property business is delivering strong and predictable earnings. We see solid growth being delivered in both these businesses for the balance of 2008. The Residential business continues to face challenges, driven by broader macro-economic conditions across all markets. Accordingly, we are forecasting a decline in the Residential business operating profit for the 2008 year compared to 2007.

Overall, we expect that growth in the Commercial & Industrial business and Investment Portfolio will largely offset the projected reduction in Residential earnings. As a result, we are forecasting to deliver a full year 2008 operating profit in line with the lower end of our previous guidance of 2-3% growth in operating profit, before the impact of the Renounceable Entitlement Offer, property revaluations and significant one-off non-cash items (write down of Residential development and joint venture inventories).

Depending on the take up of the Entitlement Offer, the Group has forecast a 2008 full year operating profit after tax of between $171.6 million and $176.6 million excluding property revaluations and significant one-off non-cash items.

DIRECTORS' REPORT

Directors

The following persons were directors of the Board of Australand Holdings Limited, Australand Property Limited and Australand Investments Limited during the half year ended 30 June 2008 and up to the date of this report:

Lui Chong Chee (Chairman)
James Glen Service, AO (Deputy Chairman)
Robert William Johnston (Managing Director)
Lt Gen (Ret'd) Winston Choo
Ee Chee Hong (appointed 26 May 2008)
Ian Farley Hutchinson
Paul Dean Isherwood, AO
Olivier Lim
Stephen Eric Newton
Wen Khai Meng (resigned 26 May 2008)

Dividends/Distributions

Dividends paid or declared by Australand Holdings Limited and distributions paid or declared by Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 to security-holders since the end of the previous financial year were:

Type	Payment per stapled security	Total amount $'000	Date of payment
Final for 2007	5.0 cents	46,381	8 February 2008
Interim for March quarter 2008	4.0 cents	37,110	2 May 2008
Interim for June quarter 2008	4.0 cents	37,110	1 August 2008

Dividends on ordinary shares were fully franked at the prevailing tax rate of 30% (HY07: 30%).

Review of operations and results

Refer to the 'management discussion and analysis of financial performance and review of operations' ('MD&A') section on pages 3-10 for further explanation of the results.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 12.

Rounding of amounts

Australand is an entity of the kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and consolidated financial report. Amounts in the directors' report and consolidated financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

Signed in accordance with a resolution of the directors.

Bob Johnston
Managing Director

Sydney
28 July 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Auditor's Independence Declaration

As lead auditor for the audit of Australand Holdings Limited for the half-year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Australand Holdings Limited and the entities it controlled during the period.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
28 July 2008

Consolidated income statement
For the half year ended 30 June 2008

	Notes	Consolidated June 2008 $'000	Consolidated June 2007 $'000
Revenue from continuing operations	2	**435,973**	410,115
Cost of properties sold		**(284,179)**	(232,379)
Development profit recognised through valuation of properties transferred to Australand Property Trusts		**7,851**	2,797
Share of net profits of associates and joint ventures accounted for using the equity method		**5,873**	24,323
Investment property expenses		**(12,732)**	(13,687)
Employee expenses		**(56,627)**	(49,741)
Depreciation		**(1,285)**	(1,612)
Finance costs		**(36,576)**	(29,943)
Other expenses		**(16,819)**	(23,232)
Net (losses)/gains from fair value adjustments on investment property		**(7,338)**	56,081
Profit before income tax		**34,141**	142,722
Income tax credit/(expense)		**4,844**	(11,169)
Net profit from continuing operations		**38,985**	131,553
Net profit attributable to ASSETS hybrid equity holders (minority interest)		**(13,431)**	(11,957)
Net profit attributable to stapled security-holders of Australand		**25,554**	119,596
Attributable to:			
Equity holders of AHL and APT		**12,160**	99,645
Equity holders of other stapled entities (minority interest):			
- Australand Property Trust No. 4 (APT4)		**10,009**	14,260
- Australand Property Trust No. 5 (APT5)		**3,385**	5,691
Net profit attributable to stapled security-holders of Australand		**25,554**	119,596
Earnings per stapled security for profit attributable to ordinary equity holders of AHL and APT (parent entity):			
Basic earnings per stapled security	3	**1.3 cents**	10.8 cents
Diluted earnings per stapled security	3	**1.3 cents**	10.8 cents
The above income statement should also be read in conjunction with the accompanying notes, including Note 3 which presents the following earnings per stapled security for profit attributable to the stapled equity holders:			
Basic earnings per stapled security	3	**2.8 cents**	12.9 cents
Diluted earnings per stapled security	3	**2.8 cents**	12.9 cents

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet
As at 30 June 2008

	Notes	Consolidated June 2008 $'000	Consolidated Dec 2007 $'000
Current assets			
Cash and cash equivalents		**67,197**	55,842
Receivables		**348,924**	426,722
Inventories		**405,406**	376,656
Derivative financial instruments		**5,855**	1,311
Other		**3,988**	2,929
Total current assets		**831,370**	863,460
Non-current assets			
Inventories		**655,617**	735,096
Investments accounted for using the equity method		**304,750**	255,169
Investment properties		**2,176,533**	1,881,965
Property, plant and equipment		**8,765**	5,861
Derivative financial instruments		**49,730**	47,581
Total non-current assets		**3,195,395**	2,925,672
Total assets		**4,026,765**	3,789,132
Current liabilities			
Payables		**151,553**	105,013
Interest bearing liabilities		**774,750**	151,750
Current tax liabilities		**27,344**	31,820
Provisions		**105,063**	107,976
Land vendor liabilities		**51,437**	43,215
Total current liabilities		**1,110,147**	439,774
Non-current liabilities			
Interest bearing liabilities		**1,027,500**	1,410,500
Provisions		**33,472**	34,563
Land vendor liabilities		**38,250**	22,145
Deferred tax liabilities		**10,237**	33,480
Total non-current liabilities		**1,109,459**	1,500,688
Total liabilities		**2,219,606**	1,940,462
Net assets		**1,807,159**	1,848,670
Equity			
Equity holders of AHL and APT			
Contributed equity		**984,980**	983,994
Reserves		**44,294**	38,424
Retained profits		**244,245**	292,663
		1,273,519	1,315,081
Equity holders of APT4 and APT5 (minority interest)		**264,982**	264,931
Stapled security-holders interest in the Group	5	**1,538,501**	1,580,012
ASSETS hybrid equity		**268,658**	268,658
Total equity		**1,807,159**	1,848,670

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

For the half year ended 30 June 2008

	Consolidated	
	June 2008 $'000	June 2007 $'000
Total equity at the beginning of the half year	**1,848,670**	1,712,141
Net profit for the half year	**38,985**	131,553
Changes in the fair value of cash flow hedges net of tax	**5,296**	7,304
Net income recorded directly in equity	**5,296**	7,304
Total recognised income and expense for the half year	**44,281**	138,857
Transactions with equity holders		
Contributions of equity, net of transaction costs	**1,184**	1,592
Security-based payments	**574**	1,500
Dividends and distributions provided for or paid (Note 4)	**(74,119)**	(73,695)
Distributions provided for or paid to ASSETS hybrid equity holders (minority interest)	**(13,431)**	(11,957)
	(85,792)	(82,560)
Total equity at the end of the half year	**1,807,159**	1,768,438
Total recognised income and expense for the half year is attributable to:		
Equity holders of AHL and APT	**17,456**	106,949
Equity holders of other stapled entities (minority interest):		
- Australand Property Trust No. 4 (APT4)	**10,009**	14,260
- Australand Property Trust No. 5 (APT5)	**3,385**	5,691
Other minority interests	**13,431**	11,957
	44,281	138,857

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement

For the half year ended 30 June 2008

	Consolidated	
	June 2008 $'000	June 2007 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**504,273**	515,091
Payments to suppliers and employees (inclusive of goods and services tax)	**(108,696)**	(247,561)
Interest received	**9,292**	2,753
Interest paid	**(63,862)**	(49,868)
Income tax paid	**(24,883)**	(7,680)
Net cash inflow from operating activities	**316,124**	212,735
Cash flows from investing activities		
Payment for land acquisitions	**(101,321)**	(167,810)
Joint venture equity investments – net of distributions	**(47,692)**	(9,611)
Proceeds from divestment/payments for investment in AWPF6	**5,113**	(65,115)
Proceeds from sale of investment property	**-**	145,898
Payments for acquisition and improvement to investment properties	**(301,907)**	(124,510)
Proceeds from sale of property, plant and equipment	**-**	47,000
Payments for plant and equipment	**(4,188)**	(1,067)
Net cash outflow from investing activities	**(449,995)**	(175,215)
Cash flows from financing activities		
Proceeds from borrowings	**370,000**	466,750
Repayment of borrowings	**(130,000)**	(410,000)
Dividends and trust distributions paid	**(83,109)**	(78,325)
Distributions to minority interests - ASSETS	**(12,849)**	(11,792)
Proceeds from issue of units/shares (net of equity raising costs)	**1,184**	1,592
Net cash flows inflow/(outflow) from financing activities	**145,226**	(31,775)
Net increase in cash	**11,355**	5,745
Cash at the beginning of the half year	**55,842**	9,594
Cash at the end of the half year	**67,197**	15,339

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to the financial statements

1. Basis of preparation of half year report

This general purpose financial report for the interim half year reporting period ended 30 June 2008 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. Australand's financial report represents the consolidated financial report of Australand Holdings Limited and its controlled entities in accordance with Urgent Issues Group (UIG) Consensus View 1013, *Consolidated Financial reports in relation to Pre-Date-of-Transition Stapling Arrangements.*

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2007 and any public announcements made by Australand during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

At 30 June 2008 the Group had current assets of $831 million and current liabilities of $1,110 million. Included in current liabilities is $775 million of interest bearing debt. The Directors believe that the Group will continue to be able to pay its debts as and when they become due and payable. In arriving at this conclusion the Directors have taken into account the following:

- The Group had net assets of $1.8 billion at 30 June 2008;
- The underlying operating performance of the Group's businesses remain strong;
- The Group's debt portfolio is secured over its investment property portfolio;
- The Group has $257 million of undrawn debt facilities at 30 June 2008;
- The Group has already renewed debt facilities totaling $762 million since 1 January 2008 and in addition increased the size of its facilities by a further $350 million with the ongoing support of a syndicate of major banks;
- The Group complied comfortably at all times during the half year with its debt covenant obligations;
- Work has commenced on the refinancing of the first tranche of Australand's CMBS program (which makes up $563 million of the current interest bearing debt and is due for repayment in June 2009). Although the maturity of this facility is almost a year away, in light of prevailing capital market conditions a review of the potential options has already begun with a view to optimising the outcome for Australand. Initial discussions with a number of capital sources indicate that several options for refinancing this debt are available to the Group and the Group is progressing well on discussing these options; and
- The Group has announced a 1 for 1 Renounceable Entitlement Offer of $0.60 per security to eligible security-holders. Australand's majority security-holder, CapitaLand, has committed to take up its full entitlement under the offer demonstrating its confidence in the business. Depending on the remaining level of participation, the Renounceable Entitlement Offer will provide between $302 million and $557 million of additional capital that will be used to reduce gearing and fund projects in our development pipeline.

2. Revenue

	Consolidated June 2008 $'000	Consolidated June 2007 $'000
Sales revenue		
Property development sales	**342,307**	306,733
Rent from investment properties	**80,320**	72,647
	422,627	379,380
Other revenue		
Interest received or receivable	**1,464**	2,753
Management fees from joint venture entities	**2,286**	4,066
Gain from sale of property, plant and equipment	**344**	8,874
Sundry income	**9,252**	15,042
	13,346	30,735
Total revenue	**435,973**	410,115

3. Earnings per stapled security

		Consolidated June 2008	Consolidated June 2007
i.	Basic earnings per stapled security	**2.8 cents**	12.9 cents
ii.	Diluted earnings per stapled security	**2.8 cents**	12.9 cents
iii.	Basic earnings per stapled security (Parent Entity)	**1.3 cents**	10.8 cents
iv.	Diluted earnings per stapled security (Parent Entity)	**1.3 cents**	10.8 cents

(a) Reconciliation of earnings used in calculating earnings per stapled security

Consolidated	**$'000**	**$'000**
(i) Basic earnings per stapled security		
Net profit after tax	**25,554**	119,596
Earnings used in calculating basic earnings per stapled security	**25,554**	119,596
(ii) Diluted earnings per stapled security		
Net profit after tax	**25,554**	119,596
Earnings used in calculating diluted earnings per stapled security	**25,554**	119,596
Parent Entity*		
(iii) Basic earnings per stapled security		
Net profit after tax	**12,160**	99,645
Earnings used in calculating basic earnings per stapled security	**12,160**	99,645

3. Earnings per stapled security (continued)

	Consolidated June 2008	June 2007
(iv) Diluted earnings per stapled security		
Net profit after tax	**12,160**	99,645
Earnings used in calculating diluted earnings per stapled security	**12,160**	99,645

*For the purpose of earnings per stapled security, the parent entity is defined as AHL and APT

(b) Weighted average number of stapled securities used		
Weighted average number of ordinary securities used as the denominator in calculating basic and diluted earnings per stapled security	**927,676,824**	927,196,249

4. Dividends/distributions

Dividends/distributions recognised in the current period by Australand Holdings Limited, Australand Property Trust, Australand Property Trust No. 4 and Australand Property Trust No. 5 are:

June 2008	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	**1.68 cents**	**15,586**	2 May 2008	30	100
Interim dividend	**1.18 cents**	**10,983**	1 August 2008	30	100
Total dividend	**2.86 cents**	**26,569**			
Units					
Interim distribution	**2.32 cents**	**21,524**	2 May 2008		
Interim distribution	**2.82 cents**	**26,127**	1 August 2008		
Total distribution	**5.14 cents**	**47,651**			

Total dividends and distributions shown above total $74,220,000. The total amount of dividends and distributions for the year as shown in Note 5 is $74,119,000. The difference between these amounts relates to the ESOP dividends and distributions, which are applied against ESOP loans.

June 2007	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	0.25 cents	2,318	4 May 2007	30	100
Interim dividend	1.05 cents	9,744	3 August 2007	30	100
Total dividend	1.30 cents	12,062			
Units					
Interim distribution	3.75 cents	34,771	4 May 2007		
Interim distribution	2.95 cents	27,346	3 August 2007		
Total distribution	6.70 cents	62,117			

4. Dividends/distributions (continued)

Franking credits

	Consolidated	
	June 2008 $'000	**June 2007 $'000**
Franking credits available for subsequent financial year based on a tax rate of 30% (HY07: 30%)	**73,821**	71,388

Franking credits are available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends/distributions and receipt of dividends receivable. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends/distributions. The above amounts represent the balances of the franking accounts as at the end of the financial period, adjusted for:

a) franking credits that will arise from the payment of the current tax liability;
b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
c) franking credits that may be prevented from being distributed in subsequent financial years.

5. Equity

Australand is a stapled group in which the security-holders hold direct interests and an equal number of securities in each of Australand Holdings Limited (AHL), Australand Property Trust (APT), Australand Property Trust No. 4 (APT4) and Australand Property Trust No. 5 (APT5).

As the securities of AHL and APT were stapled before the introduction of AIFRS, UIG 1013 *Pre-date-of-transition stapling arrangements* applies. This deems that AHL is identified as the acquirer and the parent and the results and net assets of AHL and APT are combined when presenting the consolidated financial statements.

However, as the stapling of APT4 and APT5 occurred after the introduction of AIFRS, AASB Interpretation 1002 *Post date of transition stapling arrangements* applies. For the purposes of AASB 1002, APT has been identified as the acquirer and the results and equity of APT4 and APT5 are presented as minority interest in the consolidated financial statements on the basis that neither APT or AHL has obtained an ownership interest as a result of the stapling.

All benefits and risks of ownership and operations of APT, APT4 and APT5 flow through to the consolidated result of Australand Holdings Limited and its controlled entities and form part of the profit attributable to stapled security-holders. Accordingly, whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security-holders of AHL and APT are the same as the stapled security-holders of APT4 and APT5.

5. Equity (continued)

Capital, reserves and retained profits

		Consolidated	
		June 2008 $'000	Dec 2007 $'000
Equity			
Capital and reserves attributable to stapled security-holders as:			
Stapled security-holders interest in the Group		**1,538,501**	1,580,012
Equity holders of AHL and APT			
Contributed equity		**984,980**	983,994
Reserves		**44,294**	38,424
Retained profits		**244,245**	292,663
Parent interest		**1,273,519**	1,315,081
Equity holders of other stapled entities – APT4 and APT5 (minority interest)			
Contributed equity		**213,197**	212,999
Reserves		**(10,601)**	(10,601)
Retained profits		**62,386**	62,533
Equity holders of other stapled entities – APT4 and APT5 (minority interest)		**264,982**	264,931
a) Reserves			
Hedging reserve			
Hedging reserve – cash flow hedges – AHL and APT	(i)	**39,533**	34,237
Security-based payments reserve			
Security-based payments reserve – AHL	(ii)	**4,761**	4,187
Capital redemption reserve			
Capital redemption reserve – APT4 and APT5	(iii)	**(10,601)**	(10,601)
Total reserves – stapled security-holders		**33,693**	27,823

5. Equity (continued)

	Consolidated	
	June 2008 $'000	Dec 2007 $'000
Movements in above stapled security-holders reserves comprise:		
(i) Hedging reserve – cash flow hedges		
Opening balance	**34,237**	16,056
Share of changes in the fair value of cash flow hedges of associate	**610**	-
Changes in fair value of cash flow hedges	**6,694**	25,974
Deferred tax	**(2,008)**	(7,793)
Closing balance	**39,533**	34,237
(ii) Security-based payments reserve		
Opening balance	**4,187**	2,687
Expense relating to security-based payments	**574**	1,500
Closing balance	**4,761**	4,187
(iii) Capital redemption reserve		
Opening and closing balance	**(10,601)**	(10,601)
b) Retained profits		
Equity holders of AHL and APT	**244,245**	292,663
Other stapled entities		
- Australand Property Trust No. 4	**43,662**	43,829
- Australand Property Trust No. 5	**18,724**	18,704
	62,386	62,533
Stapled security-holders interest in retained profits	**306,631**	355,196
Movements in above total stapled security-holders interests in retained profits:		
Opening balance	**355,196**	242,737
Net profit attributable to the stapled security-holders of Australand	**25,554**	269,226
Dividends / distributions	**(74,119)**	(156,767)
Closing balance	**306,631**	355,196

5. Equity (continued)

c) Nature and purpose of reserves

(i) Hedging reserve – cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity. The gain or loss relating to the ineffective portion is recognised in the income statement within other income or other expenses.

(ii) Security-based payments reserve
The security-based payments reserve is used to recognise the fair value of options or performance rights granted.

(iii) Capital redemption reserve
The capital redemption reserve arises in APT4 and APT5 as a result of the redemption of units upon stapling with AHL and APT.

Movements in contributed equity

	Half year		Half year	
	2008 Stapled securities	2007 Stapled securities	2008 $'000	2007 $'000
Issues of Stapled Securities during the half year				
Exercise of options	**139,250**	124,500	**219**	195
Australand Employee Securities Ownership Plan	**-**	-	**965**	1,397
	139,250	124,500	**1,184**	1,592

6. Contingencies

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The Group has given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	June 2008 $'000	Dec 2007 $'000
Performance bank guarantees outstanding	**62,633**	69,370
Financial bank guarantees	**24,408**	33,586
Insurance bonds outstanding	**12,268**	23,694
	99,309	126,650

(b) In the ordinary course of business, the Group provides rental guarantees to tenants and owners of various commercial, industrial and residential buildings, which the Group is developing or has completed. These arrangements require the Group to guarantee the rental income of these properties for certain periods of time. Based on the current lease commitments, as at the date of this report, adequate allowance has been made in the financial statements for these potential obligations.

(c) In the ordinary course of business, the Group becomes involved in litigation, some of which falls within the Group's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the Group.

7. Segment reporting

The consolidated entity operates wholly within Australia and is organised into the following businesses:

- Residential
- Commercial & Industrial; and
- Investment Property

June 2008

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	330,811	370,647	701,458	80,189	1,427	(276,798)	506,276
Less: Property development sales revenue from joint venture entities	(55,237)	(88,270)	(143,507)	-	-	73,204	(70,303)
Segment Revenue	275,574	282,377	557,951	80,189	1,427	(203,594)	435,973
Segment result before interest expense, interest in cost of goods sold and write downs	37,997	44,782	82,779	63,239	-	(19,448)	126,570
Development profit through valuation of properties transferred to Australand Property Trusts	-	-	-	-	-	7,851	7,851
Capitalised interest in cost of goods sold & other interest	(12,954)	(11,758)	(24,712)	(13,229)	(13,326)	4,331	(46,936)
Unrealised gains/(losses) in property revaluations	-	-	-	(7,338)	-	-	(7,338)
Other fees charged between developer and Trust	-	-	-	12,925	-	(12,925)	-
Net segment result after interest expense	25,043	33,024	58,067	55,597	(13,326)	(20,191)	80,147
Share of net profits of associates and joint ventures accounted for using the equity method	9,201	13,375	22,576	1,391	-	(9,744)	14,223
Unallocated corporate costs	-	-	-	-	(10,729)	-	(10,729)
	34,244	46,399	80,643	56,988	(24,055)	(29,935)	83,641
Write down of Residential development and joint venture inventories	(49,500)	-	(49,500)	-	-	-	(49,500)
Profit before income tax	(15,256)	46,399	31,143	56,988	(24,055)	(29,935)	34,141
Income tax credit							4,844
Net Profit							38,985

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,174,840	526,788	1,701,628	2,234,346	168,053	(77,262)	4,026,765
Depreciation and amortisation expense	198	94	292	39	954	-	1,285

7. Segment reporting (continued)

June 2007

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	**323,077**	**243,249**	**566,326**	**84,459**	**1,266**	**(95,115)**	**556,936**
Less: Property development sales revenue from joint venture entities	(83,469)	(65,841)	(149,310)	-	-	2,489	**(146,821)**
Segment Revenue	**239,608**	**177,408**	**417,016**	**84,459**	**1,266**	**(92,626)**	**410,115**
Segment result before interest expense and interest in cost of goods sold	43,601	14,658	58,259	67,424	-	(9,070)	**116,613**
Development profit through valuation of properties transferred to Australand Property Trusts	-	-	-	-	-	2,797	**2,797**
Capitalised interest in cost of goods sold & other interest	(19,695)	(5,655)	(25,350)	(11,189)	(7,594)	-	**(44,133)**
Unrealised gains/(losses) in property revaluations	-	-	-	56,081	-	-	**56,081**
Other fees charged between developer and Trust	-	-	-	6,172	-	(6,172)	-
Net segment result after interest expense	23,906	9,003	32,909	118,488	(7,594)	(12,445)	**131,358**
Share of net profits of associates and joint ventures accounted for using the equity method	10,439	15,105	25,544	-	-	(1,221)	**24,323**
Unallocated corporate costs	-	-	-	-	(12,959)	-	**(12,959)**
Profit before income tax	**34,345**	**24,108**	**58,453**	**118,488**	**(20,553)**	**(13,666)**	**142,722**
Income tax expense							**(11,169)**
Net Profit							**131,553**

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,347,086	462,268	1,809,354	1,648,262	153,745	(53,676)	**3,557,685**
Depreciation and amortisation expense	622	267	889	-	723	-	**1,612**

8. Events occurring after the balance sheet date

Subsequent to the balance sheet date the following significant announcements were made by Australand:

- a 1 for 1 Renounceable Entitlement Offer at $0.60 per security;
- a decision to step-up the distribution rate of the ASSETS hybrid securities from 1 Oct 2008; and
- a revised dividend/distribution policy effective from 1 July 2008.

Further details of these announcements are included in the relevant public documents including this preliminary financial report (refer capital management section of the MD&A) and other public documents lodged with ASX on 28 July 2008.

9. Other information

a) Details of aggregate share of profits of associates and joint venture entities:

	June 2008 $'000	June 2007 $'000
Profit before income tax	**5,873**	24,323
Income tax expense	**(1,762)**	(7,297)
Net profit	**4,111**	17,026
Share of net profit of associates and joint venture entities	**4,111**	17,026

b) Material interests in entities which are not controlled entities

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit/(loss)	
Equity accounted associates and joint venture entities	Note	Current period %	Previous corresponding period %	Current period $'000	Previous corresponding period $'000
118 Alfred Street Finance Pty Ltd		50	50	-	-
Australand Apartments No. 6 Pty Limited		50	50	(262)	-
Australand Holdings Limited & BMD Constructions Pty Ltd		50	50	-	-
Australand Holdings Limited and Morton Homestead Pty Ltd		50	50	3,320	1,190
Australand Residential Trust formerly Australand Investment Trust	(a)	50	-	61	-
Australand Industrial No.139 Pty Limited & Urbex No. 101 P/L	(a)	50	-	-	-
Australand Industrial No. 126 Pty Limited & Nordic Pty Limited		50	50	-	-
Australand Land and Housing No. 5 (Hope Island) Pty Limited		50	50	(8,467)	(20)
Australand Land and Housing No. 7 (Hope Island) Pty Limited		50	50	-	-
Australand Land and Housing No. 8 (Hope Island) Pty Limited		50	50	-	-
Australand Wholesale Property Fund No 6		28	42	1,406	-
Australand Retail Trust		50	-	(15)	-
Avon Road Pymble Pty Ltd		50	50	(45)	-
Baldi Unit Trust		50	50	(1)	(80)
Balmain Shores Pty Ltd		50	50	-	-
Brisun Pty Ltd		50	50	-	-
Chymont Unit Trust		50	50	-	341
CIP ALZ (BBP) Trust		50	50	(136)	835
CIP ALZ Gillman Trust	(a)	50	-	-	-
CIP ALZ (MA) Trust		50	50	251	851

9. Other information (continued)

b) Material interests in entities which are not controlled entities (continued)

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit/(loss)	
Equity accounted associates and joint venture entities	Note	Current period	Previous corresponding period	Current period	Previous corresponding period
		%	%	$'000	$'000
CIP ALZ (WA) Unit Trust		50	50	-	385
CIP ALZ Goulburn Industrial Unit Trust		50	50	-	(618)
CIP ALZ Horrie Miller Drive Industrial Unit Trust		50	50	3,847	6,000
CIP ALZ Treasury Trust	(b)	50	-	-	-
CIP ALZ (Wellington Road) Unit Trust	(b)	50	-	-	-
Commercial & Industrial Property (Mt Waverley) Trust		50	50	-	-
Commercial & Industrial Property (Pinkenba) Trust		50	50	-	-
Commercial & Industrial Property (Port Melbourne) Trust		50	50	(309)	-
Croydon Development Trust		50	50	-	-
Discovery Point Pty Limited and Landcom		50	50	387	1,262
Freshwater Residential Unit Trust		50	50	-	-
Giffnock North Ryde Co-Venture		50	50	-	-
Glebe Harbour Unit Trust		50	50	-	-
Kellyville Construction Partnership		50	50	(181)	(180)
Lidcombe Co-Venture		50	50	(49)	(10)
LMMBI Unit Trust		50	50	-	-
Minto Industrial Developments Trust		50	50	-	-
Motorway Business Park Pty Ltd		50	50	-	6,090
Parkinson Development Co-Venture		50	50	-	-
Point Cook Construction Partnership		50	50	-	-
Port Coogee Co-Venture		50	50	1,030	4,522
Port Coogee Omeo Co-Venture		50	50	-	-
Port Coogee Finance Pty Limited		50	50	-	-
Port Melbourne Unit Trust		50	50	-	-
Soncal Pty Limited		50	50	-	-
Stage 3 Eastern Creek Co-Venture		50	50	-	-
St Andrews Field Co-Venture		50	50	849	155
Sunshine Co-Venture		50	50	-	-
Sur-Mer (Cronulla) Pty Ltd		50	50	-	-
Torquay Co-Venture		50	50	1,717	476
Trust Project No.9 Unit Trust		50	50	7	1,194
Village Park Consortium		50	50	2,485	1,845
Woolloomooloo Unit Trust		50	50	-	-
Yanchep Co-Venture	(b)	50	-	-	-
Total				**5,895**	**24,238**
Other interests				(22)	85
Total				**5,873**	**24,323**

a) Joint venture entities created during the six month period ending 30 June 2008
b) Joint venture entities created during the six month period ending 31 December 2007

Directors' declaration

For the half year ended 30 June 2008

In the directors' opinion:

(a) the financial statements and notes set out on pages 13 to 27 are in accordance with the *Corporations Act 2001*, including:

i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

ii) giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and of its performance for the half year ended on that date; and

(b) there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Bob Johnston
Managing Director

Sydney
28 July 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Independent audit report to the members of Australand Holdings Limited

Audit opinion

In our opinion, the financial report of Australand Holdings Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Australand Holdings Limited Group (defined below) as at 30 June 2008 and of its performance for the half-year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Australand Holdings Limited Group (the consolidated entity), for the half-year ended 30 June 2008. The consolidated entity comprises both Australand Holdings Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
28 July 2008

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ /
AAZPB

28 July 2008

AUSTRALAND DELIVERS INCREASED OPERATING PROFIT AND ANNOUNCES CAPITAL RAISING

Australand today announced an operating profit for the half year ended 30 June 2008 of $67.5 million, an increase of 6% on the prior year excluding unrealised losses arising from property revaluations and a write down to the carrying value of residential development projects.

In light of the downturn in residential market conditions, particularly in New South Wales, the Group has performed a detailed review of its residential projects. This has resulted in a write down in the carrying value of some specific projects totalling $34.7 million (net of tax).

Investment property assets have been re-valued at 30 June 2008, resulting in a net reduction in asset values of $7.3 million.

The Group's half year statutory profit after tax, which includes unrealised losses from property revaluations and the significant one-off non-cash items noted above, was $25.6 million, down 79% on the prior year.

Australand also announced three key capital management initiatives which will provide it with a strengthened balance sheet and flexibility to fund its future development activities and take advantage of selective growth opportunities. These were a non-underwritten 1 for 1 Renounceable Entitlement Offer; a revision to the Group's distribution policy; and the decision to step up the distribution rate of the ASSETS hybrid securities effective from 1 October 2008.

Financial Results

Key highlights of the operating profit after tax included:

- Revenue from continuing operations increased by 6% to $436.0 million (HY07: $410.1 million)
- Strong operating profit before tax ('PBT') from all operating businesses despite difficult market conditions:
  - Commercial & Industrial PBT of $46.4 million, up 93% (HY07: $24.1 million);
  - Investment Property PBT of $64.0 million, up 20% (HY07: $53.5 million) excluding asset sales and unrealised gains/(losses) in property revaluations; and
  - Residential PBT of $34.2 million (HY07: $34.3 million), excluding write down of residential development and joint venture inventories.
- Earnings per stapled security, on operating profit after tax, of 7.3 cents (HY07: 6.9 cents);
- Dividends/Distributions per stapled security were maintained at 8.0 cents for the half year; and
- Net tangible assets per stapled security decreased 2% to $1.66 (FY07: $1.70).

In announcing the result, Australand's Managing Director and CEO, Bob Johnston, said "Despite the volatile market and difficult trading conditions, Australand delivered solid operating performances from each of its businesses."

"The C& I business delivered another strong result with aggregate sales revenue of $370.6 million, consisting of $282.3 million from wholly owned projects and $88.3 million from joint venture projects," said Mr Johnston.

The Investment Property business also delivered strong growth with year-on-year recurrent income growth of 3.8% and an overall increase in assets to $2.2 billion.

Mr Johnston said "Our quality Investment Portfolio was revalued at 30 June 2008, resulting in a net reduction of $7.3 million in asset values with increases in rents offsetting an average expansion of 25 basis points in capitalisation rates across the portfolio."

The Residential business delivered an operating result in line with last year's performance. The residential sector however continues to face significant headwinds. Trading conditions remained challenging with consumer confidence being negatively affected by official interest rate rises, escalating oil prices and general inflationary pressure. These conditions have had an adverse affect on some development projects, and as a result, a review of our portfolio of residential development projects has been undertaken and an adjustment of $49.5 million ($34.7 million after tax) has been made to the carrying values to reflect current conditions for sales prices and rates, increased funding costs and development costs.

Capital Management

Australand also announced three capital management strategies to strengthen its balance sheet, and position the business for the current market volatility and uncertainty.

- A non-underwritten 1 for 1 Renounceable Entitlement Offer at $0.60 per security to eligible security-holders. Australand's majority security-holder, CapitaLand, has committed to take up its full entitlement under the offer demonstrating its confidence in the business. Depending on the remaining level of participation, the Entitlement Offer will provide between $302 million and $557 million of additional capital that will be used to reduce gearing and fund projects in our development pipeline.

- A change in its dividend/distribution policy to maintain a strong capital management position. The revised dividend/distribution policy will be :

    - 100% distribution of Property Trust earnings (excluding revaluations); and
    - The reduction in payout ratio of the development businesses to zero.

  The revised distribution policy will be reviewed at the end of 2009.

- Australand will step up the distribution rate on the Australand Subordinated Step-Up Exchangeable Trust Securities ("ASSETS") hybrid securities effective from 1 October 2008. The terms of the securities provide Australand with the opportunity of fully or partially redeeming ASSETS every quarter after the step-up date. It is Australand's intention to review its options in regard to ASSETS on a regular basis.

Australand Chief Financial Officer, Tiernan O'Rourke, said "current uncertainty in capital markets require a conservative capital management approach. This included the decision to recapitalise the business to reduce gearing, and to provide certainty around the provision of capital to allow the business to deliver on its strategic objectives."

Mr O'Rourke confirmed that Australand continues to operate within all of its debt covenants.

Australand's debt maturity profile was stable at 1.7 years and 73% protected by fixed interest rate hedges, which significantly protected the business this half year against interest rate volatility.

The maturity of the Group's Multi Option Facility has been extended to June 2010 and the facility has been increased by $350 million to a total of $950 million. Two Australian banks were added to the syndicate supporting the facility.

At 30 June 2008, Australand had a total of $775 million debt maturing before June 2009 or 43% of the total debt portfolio. The key component of this renewal profile is the $563 million CMBS maturing in late June 2009. The traditional CMBS markets are closed to new lending, but the Group has made good progress on sourcing potential alternative facilities.

Outlook

Despite difficult trading conditions, Australand's underlying business platforms have performed well for the first half of 2008. The C&I business has a strong workbook and our Investment Property business continues to deliver reliable and predictable earnings. Both businesses will deliver solid growth for the balance of 2008.

This growth however, will be offset by the reduction of earnings in the Residential business, which continues to face headwinds driven by broader economic conditions. We are forecasting a decline in profit for the Residential business in 2008 compared to 2007.

Australand forecasts a full year 2008 operating profit in line with the lower end of February guidance of 2-3%, before the impact of the Entitlement Offer, unrealised gains/(losses) from property revaluations and significant one-off non-cash items.

Depending on the take up of the Entitlement Offer, the Group has forecast a 2008 full year operating profit after tax of between $171.6 million and $176.6 million excluding unrealised gains/(losses) from property revaluations and significant one-off non-cash items.

Mr Johnston said that "the steps being taken by Australand to strengthen its balance sheet will position the business with the financial capacity to face the current market uncertainties and to potentially take advantage of strategic opportunities in Australia and Asia."

For further information, please contact:

Investor enquiries

Tiernan O'Rourke
Chief Financial Officer
Tel: +61 2 9767 2041
Email: torourke@australand.com.au

Rob Morton
Investor Relations Manager
Tel: +61 2 9767 2069
Email: rmorton@australand.com.au

Media enquiries

Trudy Wise
Wise McBaron Communication
Tel: 0418 220 028 / +61 2 9279 4770
Email: trudy_wise@wisemcbaron.com.au

Results Briefing

Half Year ended 30 June 2008


2

Laminex, VIC

AUSTRALAND

Agenda

- Market Overview & Key Announcements
- Group Results
- Commercial & Industrial
- Investment Property
- Residential
- Capital Management & Entitlement Offer
- Strategy & Outlook
- Questions

Market Overview


3

GENERAL MARKET OVERVIEW

- Global economic outlook remains uncertain
- Australian economy still partially insulated by resource sector, however:
  - Weaker consumer confidence has affected demand
  - Softening in cap rates
  - Residential markets are experiencing challenging conditions
- The initiatives we have announced will strengthen Australand's balance sheet and positions the business with the financial capacity for the current market uncertainties

Key Announcements


4

OPERATING PROFIT

- Operating Profit of $68 million[1] for HY200808
- Strong growth from Commercial & Industrial
- Robust underlying Investment Property income growth
- Residential operating results solid despite challenging market conditions

INVESTMENT PROPERTY VALUATIONS

- Reduction of $7 million in aggregate asset value (total portfolio value $2.2 billion)
- Rental growth largely offsets cap rate softening

REVIEW OF DEVELOPMENT ASSETS

- Carrying values of Residential development assets has been reviewed in light of current market conditions
- Write down of Residential development assets by $49.5 million before tax
- No adjustment to Commercial & Industrial development assets

1. Operating profit after tax and minority interest, excluding unrealised property revaluations and significant one-off non-cash items

Key Announcements

ENTITLEMENT OFFER

- 1 for 1 Renounceable Entitlement offer to raise up to $557 million
- Offer is not underwritten, however CapitaLand has committed to take up its full entitlement of $302 million
- Proceeds from the offer will be used to reduce gearing, to fund development projects and to take advantage of strategic growth opportunities
- Pro-forma gearing reduced to between 30% to 36%[1] from 43.8% (target range is 35-40%)
- Offer is being managed by Macquarie Capital Advisers Limited

[1]. On a pro forma 30 June 2008 basis assuming maximum / minimum proceeds received

Key Announcements

6

ENTITLEMENT OFFER

Entitlement Offer Price: $0.60

Ranking: New Securities will rank pari passu with Existing Securities and will be entitled to the distribution for the period ending 31 December 2008

Offer: Eligible security holders can take up their entitlement and bid for additional securities


$2.40
$1.80
$1.20
$0.60
$0.00
Apr-08
May-08
Jun-08
Jul-08
ALZ
Entitlement Issue Price

Key metrics		
Entitlement Price	$0.60	
Discount to prior close	38.5%	
Discount to 5 day VWAP[1]	39.9%	
Discount to TERP[4]	24.9%	
	Min	Max
Offer proceeds	$302m	$557m
NTA post Offer	$1.28	$1.13
Forecast FY08 EPS	15.4cps	14.0cps
Pro-forma FY08 EPS[2]	12.9cps	10.8cps
Forecast FY08 DPS	11.6cps	10.8cps
Pro-forma FY08 DPS[2]	7.4cps	5.9cps
Pro-forma FY08 P/E[2,3]	4.7x	5.6x
Pro-forma FY08 DPS yield[2,3]	12.3%	9.8%

1. To 25 July 2008
2. Assuming proceeds of entitlement offer were available 1 January 2008
3. Based on Entitlement Price
4. Theoretical Ex Rights Price (TERP) calculated by reference to 5 day VWAP based on maximum proceeds

Key Announcements



CHANGE IN DIVIDEND/DISTRIBUTION POLICY

- Continue to distribute 100% of the trust earnings
- Corporate/development earnings will be retained to further strengthen balance sheet[1]

ASSETS HYBRID

- A step up of distribution rate from 1 October 2008
- Terms allow Australand to fully or partially redeem securities on a quarterly basis

[1] Dividend/Distribution policy will be reviewed at the end of 2009


8

2008 HALF YEAR OPERATING RESULT

	June 2008	June 2007	% Change
Operating profit [1]	$68m	$64m	↑ 6%
Earnings per stapled security [2]	7.3c	6.9c	↑ 6%
Dividends/Distributions per stapled security	8.0c	8.0c	-

	June 2008	Dec 2007	% Change
NTA per stapled security	$1.66	$1.70	↓ 2%
Gearing[3]	43.8%	40.4%	↓ 8%

1. Operating profit after tax and minority interest, excluding unrealised property revaluations and significant one-off non-cash items
2. Earnings per stapled security ("EPS"), excluding unrealised property revaluations and significant one-off non-cash items
3. IBD/Total Tangible Assets (cash adjusted)

STATUTORY PROFIT

Non-cash adjustments to Operating Profit:

- Investment Property unrealised revaluation loss of $7 million
- Residential write-down of inventories of $35 million after tax:
  - 9 projects
  - Predominantly NSW
- Statutory profit of $26 million

Group Performance	June 2008	June 2007
Operating profit	**$68m**	**$64m**
Unrealised gains / (losses) in property revaluations	$(7)m	$56m
Statutory profit before certain significant items	$61m	$120m
Certain significant items:		
Write-down of Residential development and joint venture inventories[1]	$(35)m	-
Reported statutory profit	**$26m**	**$120m**

1. Write-down of Residential inventories net of tax (Gross write-down $49.5m)

Group Results


10

OPERATING HIGHLIGHTS

- Commercial & Industrial
  - Operating Profit of $46 million, up 93% on HY2007
  - Large strategically located land bank and national presence
- Investment Property
  - Operating Profit of $64 million, up 20% on HY2007
  - High quality assets, average age 6.1 years
- Residential
  - Operating profit of $34 million, in line with HY2007
  - Steady result in challenging market
  - Fund established reducing capital employed
  - Pipeline strengthened in growth regions

- Asia joint venture established with CapitaLand

82 - 4507

Commercial & Industrial

Sean McMahon - Executive General Manager

11



Australian Air Express, VIC

OPERATING PERFORMANCE

Financial Highlights			
Profitability	**June 2008**	**June 2007**	
Revenue[1]	$370.6m	$243.2m	
Profit before tax	$46.4m	$24.1m	↑ 93%
Projects delivered (m^2)	252,000	158,000	
Acquisitions & Pipeline			
Forward workload (m^2)	374,000	445,000	
Future pipeline (end value)	~$3.5bn	~$3.0bn	↑ 17%
Land bank (hectares)	556	470	
Capital Management	**June 2008**	**Dec 2007**	
Capital employed[2]	$452m	$389m	


PROFIT BEFORE TAX
$m
60
40
20
0
$15.6m
$15.6m
$24.1m
$46.4m
HY2005
HY2006
HY2007
HY2008

1. Revenue includes Australand share of joint ventures
2. Capital employed represents total assets net of amounts payable to land vendors

Commercial & Industrial


13

HY 2008 HIGHLIGHTS

- A market leader in Australian industrial sector
  - Strong position – 252,000m^2 delivered
  - Coles and Corporate Express
- Increased commercial sector participation
  - Fw28 leasing success - 7,000m^2 Zinifex/Oxiana
  - Rhodes A fully leased – 10,500m^2 Link Market Services
- Diversified and geographic product mix
- Strategic long term land banks in key markets

NATIONAL PRODUCT MIX[1]


COMMERCIAL PRELEASES 3%
COMMERCIAL SPECULATIVE PROJECTS 12%
INDUSTRIAL PRELEASES 55%
INDUSTRIAL SPECULATIVE PROJECTS 5%
INDUSTRIAL LAND & BUILD PACKAGES 11%
INDUSTRIAL LAND SALES 14%

FORWARD WORKLOAD BY GEOGRAPHY[2]


WA 9%
SA 7%
NSW 10%
QLD 23%
VIC 51%

1. Product mix split by HY2008 trading margin (including share of joint ventures)
2. Construction pre committed forward workload, m^2 (including share of joint ventures)



INDUSTRIAL MARKET PARTICIPATION

Pre-Leases

- Developed 1.3 million m^2 since 2001
- National market share ~21%[1]
- Strong position (1st or 2nd player in most states)
- Loyal customer base (more than 50% of clients are repeat)
- Proven track record

Design & Construct - Owner Occupiers

- Developed ~283,000m^2 since 2001
- Established capability:
  - Speed to market
  - End to End value chain

Lot Sales

- One of Australia's largest industrial subdivision players with ~360,000m^2 sales in HY 2008

Pre-Lease Market Share Analysis

State	Last 3 Years
VIC	30% - 40%
NSW	15% - 25%
QLD	15% - 25%
SA	10% - 20%
WA	15% - 25%

Source – Jones Lang LaSalle, 2008

[1] Market share based on deals over 5,000sq.m in VIC & NSW, and 3,000sq.m in other states. (Source: Australand Research & JLL Research)

Commercial & Industrial


15

CURRENT MARKET TRENDS

- Tenant demand robust:
  - Domestic conditions
  - Low vacancy rates
  - Supply chain drivers
- Supply/production moderating
  - Speculative activity reducing
  - Challenging capital constraints
  - Supply reducing ~10%
- Continued rental growth reducing impact of softening yields


PRIME VACANCY RATES
Vacancy rate (%)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-%
3.5
3.1
4.7
4.2
0.8
3.0
1.6
0.4
NSW
VIC
QLD
SA
WA
Industrial (capital cities)
Office - CBD


PRIME FACE RENTAL GROWTH - INDUSTRIAL[1]
160
140
120
100
80
60
40
20
0
2.5 - 3.5%
5 - 6%
5.5 - 6.5%
2 - 3%
* Perth[2]
5 - 6%
Qu'2-1998 Qu'2-1999 Qu'2-2000 Qu'2-2001 Qu'2-2002 Qu'2-2003 Qu'2-2004 Qu'2-2005 Qu'2-2006 Qu'2-2007 Qu'2-2008 Qu'2-2009 Qu'2-2010 Qu'2-2011
Sydney South Prime Rents
Melbourne West Prime Rents
Melbourne South East Prime Rents
Brisbane South Prime Rents

[1] Industrial 3 year average rental growth Q2 2008, source: Jones Lang LaSalle

[2] Perth (yellow) is per Australand Forecast

Commercial & Industrial

RETAIL

- Leveraging core competencies
- Established joint venture fund
- Currently $30 million assets under management
- Existing internal retail project pipeline ~$200 million (on completion)
- Selective and measured approach


coles

Healesville – Retail, VIC



Freshwater Place – Retail, VIC (developed by Australand)

OUTLOOK

- Sound supply and demand property fundamentals
- Focus on developing funds management platforms and growth markets
- Strong existing business model
    - Strategic landbank - $3.5 billion pipeline
    - Broad client base - 50% repeat
    - Forward workload 374,000m^2



Corporate Express, Erskine Park, NSW

Investment Property

Robert Wallace - National Property Trust Manager


Rhodes Corporate Park, NSW



OPERATING PERFORMANCE

Financial Highlights			
Profitability	**June 2008**	**June 2007**	
Net property income	$64.0m	$53.5m	↑ 20%
Gain on sale	$0.3m	$8.9m	
Portfolio			
Internal acquisitions	$275m[1]	$58m	
External acquisitions	$27m	$67m	
Disposals	-	$(61)m	
Unrealised revaluations	$(7)m	$56m	
Capital Management	**June 2008**	**Dec 2007**	
Internally managed	$2,177m	$1,882m	↑ 16%
Externally managed	$223m	$220m	


NET PROPERTY INCOME
$m
75
50
25
0
$31.5m
$47.7m
$53.5m
$64.0m
HY2005
HY2006
HY2007
HY2008

1. Includes properties under construction at balance date

Investment Property



STRONG PORTFOLIO ATTRIBUTES

- The portfolio comprises 63 properties plus 10 properties under construction
- Current lettable area is now approximately 1 million m^2
- Quality new tenants
- Strong recurrent income, underpinned by a stable tenant base[1]:

ASX listed companies[2]	47%
Multinational corporations	30%
Federal and State Government	7%
Other	16%
Total	**100%**

[1] Percentages based on gross property income

[2] ASX 200: 40%

Note: Pie charts show diversification by asset value

SECTOR DIVERSIFICATION


Hotel
4%
Industrial
53%
Office
42%
Car Park
1%

GEOGRAPHIC DIVERSIFICATION


VIC
33%
NSW
53%
SA
2%
WA
1%

Investment Property



PORTFOLIO METRICS

- Strong historical rental growth
- Fixed rental increases ~3.3% on ~80% of the portfolio
- Rental increases offset softening yields
- 73% lease expiry beyond 5 years
- WALE 7.0 years
- Total occupancy 99.9%
- Average property age 6.1 years


PORTFOLIO LEASE EXPIRY BY INCOME [1]
%
35
30
25
20
15
10
5
0
73% beyond 5 years
2.9
1.3
3.4
10.7
8.7
26.6
6.9
4.6
8.7
26.2
Jun 09
Jun 10
Jun 11
Jun 12
Jun 13
Jun 14
Jun 15
Jun 16
Jun 17
Jun 17+

Australand Metrics	
Average cap rate industrial	7.3%
Average cap rate office	7.0%
Total lettable area	1,006,815 m^2

[1] Weighted average lease expiry ("WALE") by net property income



MARKET OUTLOOK – GROWING RENTS

Capitalisation rates

- Low sales volume HY2008

Market rental rates

- Forecast rental growth in regions where ALZ has strong presence
- Rental growth underpins asset values

Portfolio Impact HY2008

- 3.8% rental increase largely offset ~25 bps yield softening

Forecast 3 Year Market Rental Growth[1]

Industrial	Growth p.a.
NSW	2.5% - 3.5%
QLD	5% - 6%
VIC	3% - 6%
Office	**Growth p.a.**
NSW	7% - 8%
VIC	2% - 3%

1. Rental growth represents 3 year per annum average, Source: JLL Research, Australand Q2 2008

Investment Property

HIGHLIGHTS

- AWPF6 portfolio fully leased
- Significant uplift in market rent reviews

STRATEGY

- Continued active portfolio management
- Maximise returns: asset repositioning and expansion opportunities
- Focus on developing funds management platform
- Quality assets provides solid recurrent income growth



Cable Accessories, Seven Hills, NSW
$20.4 million, 12,000$m^2$ warehouse facility, 10 year lease

Residential

Peter Burke - Executive General Manager



Botanica at Lidcombe, NSW

Residential



OPERATING PERFORMANCE

Financial Highlights

Profitability	**June 2008**	**June 2007**	
Revenue[1]	$330.8m	$323.1m	
Operating profit before tax[2]	$34.2m	$34.3m	
Write down of inventories[3]	$(49.5)m	-	
Pipeline			
Projects in development	87	83	
Future pipeline (lots)	17,433	14,809	
Future pipeline (end value)	~$7.1bn	~$6.2bn	↑ 15%
Capital management	**June 2008**	**Dec 2007**	
Capital employed	$1,175m	$1,334m	↓ 12%



PROFIT BEFORE TAX[2]
$m
60
40
20
0
$52.3m
$32.7m
$34.3m
$34.2m
HY2005
HY2006
HY2007
HY2008

[1] Residential revenue includes Australand share of Joint Ventures

[2] Excluding significant one-off non-cash items

[3] Write down of Residential development and joint venture inventories. Net impact after tax $(34.7) million

Residential



TRADING CONDITIONS

- Trading conditions remain challenging
- Sales volumes down ~12% on HY2007
- Despite tougher trading conditions
  - Establishment of Residential Development Fund with BOS International (Australia) Limited
  - Over 800 lots were sold
  - Capital employed reduced by $110 million
- Write down of inventories $49.5 million before tax



East Central, Botany, NSW


27

RESIDENTIAL DEVELOPMENT FUND

- Expansion of relationship with BOS International
- Created a Fund of 13 developments across 4 states
- Assets Under Management ~$440 million and an estimated end value ~$1.4 billion
- Residential balance sheet reduced by $103 million
- Established platform for future projects
- Generates ongoing management fees



Pavillions, Duntroon, NSW


28

CAPITAL MANAGEMENT

- Pipeline grows as capital employed decreases
- Further use of funds, joint ventures and PDAs to optimise balance sheet
- Total Residential assets reduced by $110 million[1] (8%)
- Total future pipeline has increased by ~$300 million[2] (4%)


CAPITAL EMPLOYED / PIPELINE
Residential Assets ($m)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
Jun 06
Dec 06
Jun 07
Dec 07
Jun 08
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Future Pipeline (Estimated End Value) ($m)
Residential Assets ($m)
Future Pipeline(Estimated End Value) ($m)

[1] Excluding write down of Residential development and joint venture inventories totalling $49.5 million

[2] Increased since 31 December 2007

Residential


29

MARKET OUTLOOK

- Affordability - the key challenge
- Continued decline in consumer confidence
- Long term Residential fundamentals remain sound:
  - demand/supply imbalance persisting
  - population growth
  - employment growth
  - historically low vacancy rates
  - increasing rental yields

POPULATION AND EMPLOYMENT GROWTH


Population
21,500
21,000
20,500
20,000
19,500
19,000
18,500
Full time employment
8,000
7,800
7,600
7,400
7,200
7,000
6,800
6,600
6,400
6,200
6,000
5,800
Jun 02 Jun 03 Jun 04 Jun 05 Jun 06 Jun 07 Dec 07
Population
Full time employment

HOUSING MARKET BALANCE


210,000
200,000
190,000
180,000
170,000
160,000
150,000
140,000
130,000
120,000
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15
Underlying demand
Completions

Sources: Australian Bureau of Statistics; Economics@ANZ


30

OUTLOOK

- Growing pipeline through capital efficient structures – development fund, joint ventures and PDAs
- Pursue opportunities in growth corridors
- Product innovation to meet changing markets
- Australand is well positioned for the future

$7.1 BILLION DEVELOPMENT PIPELINE[1]


NSW
$1,370m
19%
WA
$2,557m
36%
VIC
$2,291m
33%
QLD
$837m
12%

[1]. Pipeline represents end value. Revenue includes wholly owned and ALZ's share of Joint Ventures and Project Development Agreements as at 30 June 2008

82 - 4507

Capital Management & Entitlement Offer

Tiernan O'Rourke - Chief Financial Officer



Runaway Lagoons, QLD


32

CAPITAL PLAN UPDATE – DELIVERED TO DATE

Renew unsecured facilities	✓	▪ Completed February 2008
Extend maturity date for MOF and increase size	✓	▪ Extended to June 2010 ▪ Increased by $350 million to $950 million ▪ Included two new syndicate members
Establish Residential Fund	✓	▪ Established Residential Fund, with Assets Under Management of ~ $440 million ▪ As at 30 June 2008 reduced Residential balance sheet by $103 million
ASSETS hybrid step-up event	✓	▪ Announced step-up to a margin of 480 bps
Establish a C&I Fund	▬	▪ More challenging in current environment

CAPITAL MANAGEMENT


AS AT 30 JUN 2008
1000
800
600
400
200
$150M
$62M
$563M
$950M
$318M
UNSECURED FACILITIES
BRIDGE FACILITY
CMBS SERIES 2004 - 1
MOFA
CMBS SERIES 2006 - 1
JUN 2008
JUN 2009
JUN 2009
JUN 2009
JUN 2010
JUN 2011

- All debt covenants (interest cover ratio, gearing and LVR) were complied with during HY2008

1. Interest bearing debt/Total tangible assets, cash adjusted
2. Total liabilities/Total tangible assets, cash adjusted



COMPETITIVE COST OF DEBT

	June 2008	December 2007
Average cost of debt[1 2]	7.1%[1]	6.6%
Average 90 day BBSW	7.2%	6.7%
Average (favourable)/adverse margins[2]	(0.1)%	(0.1)%
% of interest bearing debt fixed by hedges	73%	79%
Fixed interest maturity	4.7 years	4.6 years

1. Blended rate, net of interest income
2. Includes hedging



CAPITAL MANAGEMENT STRATEGY

CMBS June 2009	▪ CMBS Renewal – first $563 million tranche maturing June 2009
ASSETS Hybrid October 2008	▪ Step up of distribution rate to 90 day BBSW plus 480 bps ▪ Option to partially or fully redeem securities each quarter
Capital Recycling	▪ Capital partnering / joint venture opportunities ▪ C&I Fund – continuing to review opportunities
Dividend/distribution payout ratio	▪ Retention of developer earnings to maintain a strong balance sheet and fund development pipeline
Entitlement offer	▪ 1 for 1 Renounceable Entitlement Offer

82 - 4507

Capital Management & Entitlement Offer


36

GEARING

- Gearing increased from 40.4% to 43.8% as at 30 June 2008
- Gearing impacted by limited investment capital in the market, restricting our ability to establish external funds
- Pro forma gearing will reduce following the Entitlement Offer


GEARING
1800.0
1500.0
1200.0
900.0
600.0
300.0
0.0
IBD $m
60.0%
40.0%
20.0%
Gearing %
39.8%
40.7%
40.4%
43.9%
36.3%[1]
29.9%[2]
FY2006
HY2007
FY2007
HY2008
HY2008 PRO FORMA
IBD (Cash adjusted)
IBD (Cash adjusted maximum Entitlement Offer proceeds)
IBD (Cash adjusted minimum Entitlement Offer proceeds)
Gearing


LOOK-THROUGH GEARING
1800.0
1500.0
1200.0
900.0
600.0
300.0
0.0
IBD $m
45.0%
35.0%
25.0%
Gearing %
38.4%
41.4%
40.8%
44.9%
37.9%[1]
31.9%[2]
FY2006
HY2007
FY2007
HY2008
HY2008 PRO FORMA
IBD (Cash adjusted)
IBD (Cash adjusted maximum Entitlement Offer proceeds)
IBD (Cash adjusted minimum Entitlement Offer proceeds)
Look Through Gearing

1. Based on the minimum raising of $302 million
2. Based on the maximum raising of $557 million

CAPITAL MANAGEMENT

Metrics	Pro Forma Post Entitlement Offer		
	30 June 2008	Minimum ($302m)	Maximum ($557m)
Net interest bearing debt	$1,735 million	$1,438 million	$1,184 million
% fixed or hedged	73%	90%	100%
Weighted average debt maturity	1.7 yrs	1.7 yrs	1.8 yrs
Fixed interest maturity	4.7 yrs	4.7 yrs	4.7 yrs
Undrawn debt facilities at 30 June 2008	$257 million	$554 million	$808 million
Gearing [1]	43.8%	36.3%	29.9%

1. Interest bearing debt/Total tangible assets, cash adjusted

Capital Management & Entitlement Offer


38

INCOME STATEMENT

Profit & Loss	HY2008 Actual	FY2008 Forecast Minimum $302m	FY2008 Forecast Maximum $557m
EBITDA			
Commercial & Industrial	58.2	99.9	99.9
Residential	47.2	129.6	129.6
Corporate	(9.4)	(25.4)	(25.4)
Elimination	(21.3)	2.4	2.4
Investment Property	64.6	135.4	135.4
Total EBITDA	139.2	341.9	341.9
Operating Profit After Tax[1]	**67.5**	**171.6**	**176.6**
EPS	**7.3**	**15.4**	**14.0**
DPS	**8.0**	**11.6**	**10.8**
Pro Forma EPS[2]		**12.9**	**10.8**
Pro Forma DPS[2]		**7.4**	**5.9**

1. Operating profit after tax excludes write down of Residential development and joint venture inventories and property revaluations
2. Assuming proceeds of Entitlement Offer were available 1 January 2008

Capital Management & Entitlement Offer



PROFORMA BALANCE SHEET

$'m	30 June 2008 Actual	31 Dec 2008 Forecast Minimum $302m	31 Dec 2008 Forecast Maximum $557m
Property Investment	2,176.5	2,176.5	2,176.5
Other	1,850.3	1,851.6	1,851.8
Total Assets	**4,026.8**	**4,028.1**	**4,028.3**
Interest bearing liabilities	1,802.3	1,505.1	1,250.9
Other	417.3	417.3	417.3
Total liabilities	**2,219.6**	**1,922.4**	**1,668.2**
Net Assets	**1,807.2**	**2,105.7**	**2,360.1**
Gearing	**43.8%**	**36.3%**	**29.9%**

Capital Management & Entitlement Offer


40

CAPITAL MANAGEMENT SUMMARY

- Business continues to generate strong operating cash flows
- Continues to operate within all debt covenants
- Cost of debt is contained in spite of upward pressure
- Recapitalisation of Group will further secure capital position:
    - Rights offer reduces pro-forma gearing
    - Distribution policy change provides additional funds
    - Review distribution policy at end 2009
    - Provides ability to fund strategic measured growth opportunities including Asia

Strategy & Outlook

Bob Johnston - Chief Executive Officer



Ambience at Burleigh, QLD

Strategy & Outlook



- Our strategies announced in February remain sound
- Deterioration in the markets requires particular emphasis on capital management

- Leverage existing business platforms
- Grow Funds under Management & Extend Capital Partnering Relationships
- Expand into Asia
- Effective Capital and Risk Management
- People and Culture


43

FULL YEAR 2008 FORECAST

- Group Operating Profit[1] at lower end of previous guidance of 2-3%
- Growth in Commercial & Industrial and Investment Portfolio
- Residential operating profit forecast to be down approximately 10% on 2007
- Depending on the outcome of the Entitlement Offer we are forecasting a full year Operating Profit[1] of between $171.6 million and $176.6 million

ENTITLEMENT OFFER

- Balance sheet strength for the business – reduction in pro forma gearing
- Provides certainty and flexibility in these challenging conditions
- CapitaLand to take up its full entitlement of $302 million

[1]. Operating profit after tax and minority interest, excluding revaluations and one-off non-cash adjustments


44

ENTITLEMENT OFFER TIMETABLE

- The following timetable is subject to change and indicative only

Event	Date
Institutional entitlement offer	12pm, 28 July - 5pm (Domestic) and 9pm (Offshore), 29 July
Bookbuild of renounced institutional entitlements	12pm, 30 July - 5pm (Domestic) and 9pm (Offshore), 30 July
Record date for participating in entitlement offer	7pm, 31 July
Institutional settlement date	14 August
Normal trading of new institutional securities	15 August
Bookbuild of renounced retail entitlements	2 September
Settlement of retail entitlement offer and retail entitlement bookbuild	8 September
Normal trading of retail entitlement and bookbuild securities	11 September

Strategy & Outlook



Coles, Goulburn, NSW

Questions


Fonterra

Axxess Business Park, VIC

Annexures



SeaGreen on The Park, NSW

Annexures


48

PIPELINE GROWTH - INDUSTRIAL


Industrial Projects
539 hectares of Landbanks / Development Pipeline
HECTARES
2008
2009
2010
2011+
NSW
Botany 1
Moorebank 6
Minto 15
Eastern Creek 49
Erskine Park 1
Seven Hills 5
Riverwood 2
Baulkham Hills 8
VIC
West Park (Derrimut) 165
South Park (Dandenong/Keysborough) 111
Spring Valley (Clayton) 3
Melbourne Airport Business Park 20
Campbellfield 4
Burbridge Business Park 20
Salisbury 7
Gillman 4
Perth Airport 4
High Wycombe 6
QLD
Northgate 8
Pinkenba 11
Lytton 2
Rocklea 2
Inala 5
Parkinson 30
Berrinba 13
Yatala 37

Annexures


49

PIPELINE GROWTH - COMMERCIAL

Commercial Projects
172,000 sqm of Landbanks / Development Pipeline



m2
2008
2009
2010
2011+
NSW
Rhodes F 17,000
Macquarie Park 55,000
VIC
TWENTY8 Freshwater 34,000
Freshwater Place Stage 3 30,000
Mulgrave 30,000
WA
Cockburn 6,000

Annexures


50

NATIONAL LANDBANK – $3.5 billion Pipeline


Perth CBD
Perth Airport
Airport
Cockburn
WESTERN AUSTRALIA
SOUTH AUSTRALIA
QUEENSLAND
NEW SOUTH WALES
VICTORIA
Salisbury
Airport
Gilman
Adelaide CBD
Airport
Campbellfield
Airport
Melbourne Airport Business Park
West Park
Melbourne CBD
Freshwater
Kilsyth
Mulgrave
South Park
Dandenong
Eastern Creek
Erskine Park
Seven Hills
Macquarie Park
Granville
Airport
Minto

PRIME GROSS EFFECTIVE RENTAL GROWTH - OFFICE

Sydney CBD & Melbourne CBD as at 30 June 2008



800
700
600
500
400
300
200
100
0
Qtr2-1998
Qtr2-1999
Qtr2-2000
Qtr2-2001
Qtr2-2002
Qtr2-2003
Qtr2-2004
Qtr2-2005
Qtr2-2006
Qtr2-2007
Qtr2-2008
Qtr2-2009
Qtr2-2010
Qtr2-2011
Forecast
3 Yr avg* = 7 - 8% (Sydney)
3 Yr avg* = 2 - 3% (Melbourne)
Sydney CBD Prime Gross Effective Rents
Melbourne CBD Prime Gross Effective Rents

* 3 year average rental growth as at Q2 2008.

Jones Lang LaSalle Research and Consulting


52

PROJECT PIPELINE - RESIDENTIAL

Project Pipeline Graph

Wholly Owned Projects

7,626 lots with an estimated on-completion value of $3.84bn.

State	Project	No. of Lots	Completion Value $m
NSW	Elderslie	130	36
NSW	Lidcombe	130	70
QLD	Solito	146	76
QLD	Ivadale Lakes	345	80
QLD	Yungabah	167	141
QLD	Springfield	300	165
QLD	Coomera	116	60
QLD	Runaway Bay	96	65
VIC	Endeavour Hills	51	20
VIC	Cranbourne West	650	126
VIC	Freshwater	129	139
VIC	Trennery Mews	67	44
VIC	Greenvale	573	136
VIC	Burwood	209	120
VIC	Bonbeach - La Perouse	44	19
WA	Port Coogee	1,354	1,469
WA	Baldivis	615	133
WA	Yanchep Beach	890	202
WA	Cockburn Central	404	171


2008
2009
2010
2011
2012+

82 - 4507

82 - 4507


53

PROJECT PIPELINE - RESIDENTIAL

Project Pipeline Graph

Joint Venture and PDA Projects (ALZ Share)

9,807 lots with an estimated on-completion value of $3.21bn.

		No. of Lots	Completion Value $m
NSW	Lidcombe	123	114
	Kellyville	74	33
	Discovery Point	521	342
	118 Alfred St	38	55
	Duntroon Avenue	93	65
	Shell Cove	918	275
QLD	Burleigh Heads	34	46
	COVA - Hope Island	279	134
VIC	Taylors Hill	364	65
	Harvest Home Road	359	66
	Sunshine Golf Course	325	134
	Parkville Gardens	318	141
	Wallan	833	128
	Clyde North	1,278	339
	Beveridge	1,900	470
WA	Port Coogee	155	153
	Yanchep Beach	641	136
	Byford	190	38
	East Perth	64	35


2008
2009
2010
2011
2012+

Disclaimer



Australand Holdings Limited (ABN 12 008 443 696)
Australand Property Limited (ABN 90 105 462 137; AFSLN 231 130) as the responsible entity of Australand Property Trust (ARSN 106 680 424) and Australand ASSETS Trust (ARSN 115 338 513)
Australand Investments Limited (ABN 12 086 673 092; AFSLN 228 837) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771)

Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138
Ph: +61 2 9767 2000
Fax: +61 2 9767 2900

Disclaimer of liability
While every effort is made to provide accurate and complete information, Australand does not warrant or represent that the information in this presentation is free from errors or omissions or is suitable for the recipients' intended use. Subject to any terms implied by law and which cannot be excluded, Australand accepts no responsibility for any loss, damage, cost or expense (whether direct or indirect) incurred by any recipient as a result of any error, omission or misrepresentation in information in this presentation. All information in this presentation is subject to change without notice.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Jul-2008 08:52:28
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand - "A non-underwritten 1 for 1 Renounceable Accelerated Priority Issue"
Description	CapitaLand Limited's subsidiary, Australand, has today issued announcements on the above matter, are attached for information.
Attachments	Australand.OfferDoc.28Jul08.pdf Australand.CleansingStatement.28Jul08.pdf Australand.App3B.28Jul08.pdf Total size = **3791K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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RECEIVED
2008 AUG -4 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82 - 4507

AUSTRALAND

Offer Document

A non-underwritten 1 for 1 Renounceable Accelerated Priority Issue with Dual Bookbuild Structure (RAPIDS®) of approximately 928 million New Stapled Securities at $0.60 per New Stapled Security

MACQUARIE

Important information

This document is important and requires your immediate attention. You should read the entire document carefully before deciding whether to invest in the New Stapled Securities and lodging an Entitlement and Acceptance Form. In particular, you should consider the risk factors outlined in section 8 and the tax implications outlined in section 7. The potential tax effects of the Entitlement Offer will vary between investors. All investors should satisfy themselves of any possible tax consequences by consulting their own professional tax adviser before deciding to invest.

Offer Document

This document (the **Offer Document**) is an offering document issued by Australand Holdings Limited (ABN 12 008 443 696) (**AHL**), Australand Property Limited (ABN 90 105 462 137; AFS Licence No. 231130) (**APL**) as the responsible entity of Australand Property Trust (ARSN 106 680 424) (**APT**), Australand Investments Limited (ABN 12 086 673 092; AFS Licence No. 228837) (**AIL**) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) (**APT4**) and Australand Property Trust No.5 (ARSN 108 254 771) (**APT5**) (together, **Australand**). The Offer Document is not a prospectus or product disclosure statement for the purposes of the Corporations Act. Accordingly, this Offer Document does not necessarily contain all of the information which a prospective investor may require to make an investment decision and it does not contain all of the information which would otherwise be required to be disclosed in a prospectus or product disclosure statement.

Each New Stapled Security issued under this Offer Document will comprise one AHL Share, one APT Unit, one APT4 Unit and one APT5 Unit.

The offer to which this Offer Document relates complies with the requirements of sections 708AA and 1012DAA of the Corporations Act as notionally modified by Australian Securities and Investments Commission Class Order 08/35 and as further modified by ASIC in relation to this Entitlement Offer and accordingly this Offer Document is not required to be lodged or registered with the Australian Securities and Investments Commission.

Not investment advice

The information provided in this Offer Document is not financial product advice and has been prepared without taking into account your investment objectives, financial circumstances or particular needs. Please carefully read the instructions on the accompanying Entitlement and Acceptance Form. If you have any questions you should consult your professional adviser before deciding to invest.

In particular, you should consider the risk factors (see section 8) that could affect the financial and operating performance of Australand before deciding what course you should follow. You should consider these factors in light of your personal circumstances, including financial and taxation issues. Please see section 7 for more detail on taxation.

No cooling-off rights

Cooling-off rights do not apply to an investment in New Stapled Securities pursuant to the Entitlement Offer. This means that, in most circumstances, you cannot withdraw your Application once it has been accepted.

Offer Document availability

Securityholders with registered addresses in Australia and New Zealand can obtain a copy of this Offer Document during the period of the Entitlement Offer on Australand's website at www.australand.com.au or by calling the Australand Entitlement Offer Information Line on 1800 004 686 (toll free within Australia) or on +61 3 9415 4218 (from outside Australia) at any time from 8.30am to 5.00pm (AEST) Monday to Friday during the Offer Period. If you access the electronic version of this Offer Document you should ensure that you download and read the entire Offer Document.

The electronic version of this Offer Document on Australand's website will not include a personalised Entitlement and Acceptance Form. You will only be entitled to accept the Entitlement Offer by completing your personalised Entitlement and Acceptance Form, which accompanies this Offer Document or by making a payment using BPAY® (refer to section 4.2 for further information).

Foreign jurisdictions

This Offer Document does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register the New Stapled Securities or otherwise permit an offering of New Stapled Securities in any jurisdiction outside of Australia or New Zealand. See section 3.10 for further details in relation to persons in other jurisdictions.

The New Stapled Securities have not been, nor will they be, registered under the United States Securities Act of 1933 or the securities laws of any other state in the United States and may not be offered or sold to, or for the account or benefit of, US Persons.

Offer Management

The Entitlement Offer is being managed by Macquarie Capital Advisers Limited. The Entitlement Offer is not underwritten.

Future performance

The pro forma financial information provided in this Offer Document is for information purposes only and is not a forecast of operating results to be expected in any future period. Except as required by law, and only then to the extent so required, neither Australand nor any other person warrants or guarantees the future performance of Australand or any return on any investment made pursuant to this Offer Document.

Financial forecasts and other forward looking statements

Some of the statements appearing in this Offer Document are in the nature of forward looking statements, including statements of current intention, statements of opinion and predictions as to possible future events. You should be aware that such statements are not statements of fact and there can be no certainty of outcome in relation to the matters to which the statements relate. Forward looking statements are subject to many inherent risks and uncertainties before actual outcomes are achieved. Actual outcomes may differ materially from the events, intentions or results expressed or implied in any forward looking statement in this Offer Document. None of Australand or persons named in this Offer Document or any person involved in the preparation of this Offer Document makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any intentions or outcomes expressed or implied in any forward looking statement. You are cautioned not to place undue reliance on any forward looking statement having regard to the fact that the outcome may not be achieved.

Disclaimer

No person is authorised to give any information or make any representation in connection with the Entitlement Offer described in this Offer Document, which is not contained in this Offer Document. Any information or representation not contained in this Offer Document may not be relied on as having been authorised by Australand in connection with the Entitlement Offer.

Financial amounts

Money as expressed in this Offer Document is in Australian dollars unless otherwise indicated.

Definitions and abbreviations

Defined terms and abbreviations used in this Offer Document are explained in the Glossary at the end of this Offer Document.

82 - 4507

AUSTRALAND

28 July 2008

Dear Securityholder,

AUSTRALAND ENTITLEMENT OFFER

On behalf of the Board of Australand, I am pleased to provide you with the details of an opportunity to increase your holding of Australand Stapled Securities by participating in a 1 for 1 Renounceable Accelerated Priority Issue with Dual Bookbuild Structure ('RAPIDS®') of approximately 928 million New Stapled Securities at an Application Price of $0.60 per New Stapled Security ('Entitlement Offer'). The Application Price represents a 38.5% discount to the closing price on Friday, 25 July 2008.

Australand will raise up to approximately $557 million through the Entitlement Offer, with CapitaLand Limited ('CapitaLand') providing an undertaking to take up its full Entitlement of approximately $302 million. CapitaLand, through its controlled entities, is Australand's majority Securityholder holding approximately 54% of the Existing Stapled Securities. An additional amount of up to approximately $255 million may be raised to the extent Eligible Securityholders and Institutional Investors take up all of the remaining New Stapled Securities offered under the Entitlement Offer.

Australand is a major diversified property group, with activities across residential development, commercial and industrial development and investment property ownership and management. As at 25 July 2008, Australand had a market capitalisation of $905 million and as at 30 June 2008 owned an investment property portfolio valued at $2.2 billion and had a strong development pipeline of 556 hectares for commercial and industrial projects and a residential pipeline of more than 17,000 lots.

The proceeds of the Entitlement Offer will be used to recapitalise Australand's balance sheet through the repayment of existing debt facilities and a reduction of gearing to within or below Australand's target range of 35% to 40%. Australand's strengthened balance sheet will ensure it is well capitalised during these uncertain market conditions and will assist it to fund its development pipeline including the measured expansion into Asia with its joint venture partner CapitaLand.

Having regard to the current market conditions, the Board of Australand has decided, effective from 1 July 2008, to revise the distribution policy such that the Investment Property Business will continue to distribute 100% of its distributable profit but there will be no dividend paid out of the Development Businesses. The New Stapled Securities will be entitled to the distribution for the six months ending 31 December 2008 which is expected to be 3.6 cents per Stapled Security if the Minimum Entitlement Offer Proceeds are raised (representing a pro forma distribution of 7.4 cents per Stapled Security and yield of 12.3% on the Application Price) or 2.8 cents per Stapled Security if the Maximum Entitlement Offer Proceeds are raised (representing a pro forma distribution of 5.9 cents per Stapled Security and yield of 9.8% on the Application Price), following the revised distribution policy. The distribution policy will be reviewed at the end of 2009.

This Offer Document contains important information about the Entitlement Offer. I recommend that you read it in its entirety. If you are in doubt as to the course of action you should follow, you may wish to discuss the Entitlement Offer with your accountant, stockbroker, lawyer or other professional adviser before deciding to invest.

The directors of Australand are unanimous in commending this Entitlement Offer to you.

Yours sincerely,

Lui Chong Chee
Chairman

What do you need to do ?

1. Read this document.

This Offer Document sets out the details of the Entitlement Offer. This information is important. You should read this document carefully and if necessary seek your own independent advice on any aspects about which you are not certain.

2. Decide if you want to invest.

If you want to take up all or part of your Entitlement.
If you decide to take up all or part of your Entitlement please fill out the Entitlement and Acceptance Form and send together with a cheque, bank draft or money order to Computershare Investor Services Pty Ltd, GPO Box 253, Sydney, NSW, 2001 **or** if paying via BPAY® please follow the instructions as set out in section 4.2. Should you require additional information on how to apply, please refer to section 4.

OR

If you want to apply for New Stapled Securities in addition to your Entitlement.
If you decide to apply for New Stapled Securities in addition to your Entitlement please fill out the relevant section in the Entitlement and Acceptance Form and make payment for the additional New Stapled Securities or if paying via BPAY® please make payment for the additional New Stapled Securities.

OR

If you do not want to invest – do nothing. If you do nothing, then New Stapled Securities representing your Entitlement may be sold through the Renounced Retail Entitlement Bookbuild and you may receive a payment of any Retail Premium.

Questions?

If you have any questions about the Entitlement Offer that are not answered in this Offer Document you should consult your investment or other professional adviser before deciding to invest.

Summary of Entitlement Offer and key dates

Key Entitlement Offer statistics

Application Price	$0.60
Eligible Securityholder's Entitlement	1 New Stapled Security for every 1 Existing Stapled Security held on the Record Date
Approximate Minimum Entitlement Offer Proceeds	$302 million
Approximate number of New Stapled Securities to be issued in respect of the Minimum Entitlement Offer Proceeds	503 million
Approximate Maximum Entitlement Offer Proceeds	$557 million
Approximate number of New Stapled Securities to be issued in respect of the Maximum Entitlement Offer Proceeds	928 million

Key dates

General dates

Announcement of Entitlement Offer and trading halt	28 July 2008
Record Date for Entitlement Offer	7.00pm (AEST), 31 July 2008
Dispatch of holding statements	10 September 2008

Institutional Entitlement Offer dates

Institutional Entitlement Offer opens	12.00pm (AEST), 28 July 2008
Institutional Entitlement Offer closes	5.00pm (AEST), 29 July 2008
Renounced Institutional Entitlement Bookbuild opens	12.00pm (AEST), 30 July 2008
Renounced Institutional Entitlement Bookbuild closes	5.00pm (AEST), 30 July 2008
Settlement of the Institutional Entitlement Offer and Renounced Institutional Entitlement Bookbuild	14 August 2008
Allotment of New Stapled Securities under the Institutional Entitlement Offer and Renounced Institutional Entitlement Bookbuild, and normal trading of those securities expected to commence on ASX	15 August 2008

Retail Entitlement Offer dates

Retail Entitlement Offer opens	5 August 2008
Initial Retail Close: for allotment of New Stapled Securities on the Initial Allotment Date	5.00pm (AEST), 11 August 2008
Initial Allotment Date: issue of New Stapled Securities for Applications received on or before the Initial Retail Close and normal trading of those securities expected to commence on ASX	15 August 2008
Final Retail Close	5.00pm (AEST), 26 August 2008
Renounced Retail Entitlement Bookbuild opens	9.00am (AEST), 2 September 2008
Renounced Retail Entitlement Bookbuild closes	5.00pm (AEST), 2 September 2008
Settlement of the Retail Entitlement Offer for Applications received on or before the Final Retail Close but after the Initial Retail Close, and the Renounced Retail Entitlement Bookbuild	8 September 2008
Allotment of New Stapled Securities under the Retail Entitlement Offer for Applications received on or before the Final Retail Close but after the Initial Retail Close and the Renounced Retail Entitlement Bookbuild	9 September 2008
Deferred settlement trading of New Stapled Securities issued under the Retail Entitlement Offer for Applications received on or before Final Retail Close but after the Initial Retail Close, and the Renounced Retail Entitlement Bookbuild	9 September 2008
Normal trading of New Stapled Securities issued under the Retail Entitlement Offer for Applications received on or before Final Retail Close but after the Initial Retail Close, and the Renounced Retail Entitlement Bookbuild	11 September 2008
Despatch of payments (if any) in respect of renounced and ineligible Entitlements under Retail Entitlement Offer	12 September 2008

These dates are subject to change and are indicative only. Australand, in consultation with the Manager, reserves the right to amend this indicative timetable.

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Investment highlights and key announcements

1.0





1.1

Strengthened financial position

- Following the Entitlement Offer, Australand's pro forma gearing will be 36.3% assuming the Minimum Entitlement Offer Proceeds are received or 29.9% assuming the Maximum Entitlement Offer Proceeds are received, which is within or below the target range of 35% – 40% (interest bearing debt to total assets, cash adjusted).
- Australand has successfully renegotiated its multi-option banking facility, recently increasing the facility to $950 million and extending the maturity date to June 2010.
- Having regard to the current market conditions, the Board of Australand has decided to revise the Group's distribution policy such that the Investment Property Business will continue to distribute 100% of its distributable profit but there will be no dividend paid out of the Development Businesses. Distributable earnings from the Development Businesses will be retained to further strengthen the Group's balance sheet. Australand will review this policy at the end of 2009.
- Australand will step up the distribution rate on its $275 million ASSETS hybrid from 230 basis points to 480 basis points above the 90 day bank bill swap rate, effective 1 October 2008. The Group will review ASSETS quarterly in line with capital management requirements.

1.2

Strengthened balance sheet providing flexibility for the future

- A recapitalised balance sheet assists the funding of Australand's development pipeline including its measured expansion into Asia with joint venture partner CapitaLand.
- All new projects will be scrutinised to ensure alignment with Australand's strategy and that they meet target internal rates of return after revising assumptions for the current market and cost of capital.

1.3

Integrated business model

Australand's integrated business model provides the following significant benefits:

- End to end capabilities across the integrated business provide a strong competitive advantage.
- Development platform provides access to high quality product for the Investment Property Business.
- Strong recurring earnings from the Investment Property Business.
- Ability to maximise value from long held Residential Business strategic landbanks.
- Recapitalised balance sheet and strategic capital partnerships provide opportunity to deliver measured growth.

1.4

Strong support from majority Securityholder

- CapitaLand, Australand's 54% majority Securityholder, has committed to take up its full Entitlement of approximately $302 million, demonstrating its confidence in both Australand's integrated business model and management.

1.5 Opportunity to increase your investment in Australand

- The Application Price represents a discount of 38.5% to the closing price on Friday, 25 July 2008.
- The New Stapled Securities will be entitled to the distribution for the six months ending 31 December 2008 which is expected to be 3.6 cents per Stapled Security if the Minimum Entitlement Offer Proceeds are raised (representing a pro forma distribution of 7.4 cents per Stapled Security and yield of 12.3% on the Application Price) or 2.8 cents per Stapled Security if the Maximum Entitlement Offer Proceeds are raised (representing a pro forma distribution of 5.9 cents per Stapled Security and yield of 9.8% on the Application Price), following the revised distribution policy. Details of the Forecast Financial Information, the assumptions on which it is based and the discussion and analysis of it together with the associated risk factors are set out in sections 6 and 8.
- No brokerage is payable on the issue of New Stapled Securities under the Entitlement Offer.
- The Entitlement Offer is renounceable, meaning you may be able to gain value for your Entitlement if you do not participate.

Key risks

1.6

Key risks associated with an investment in New Stapled Securities include the following:

- changes in the general economic conditions including fluctuations in interest and inflation rates, the level of prices on international and local stock markets and changes in government fiscal, monetary and regulatory policies;
- impact to the business caused by fluctuations in property valuations;
- inherent risks involved in the development of property assets; and
- Australand's ability to refinance its $563 million CMBS Facility before it falls due in June 2009.

The above is a summary of key risks only. You should read this Offer Document in its entirety before deciding whether to participate in the Entitlement Offer and, in particular, you should consider all of the risk factors which are outlined in section 8.

Key announcements

Results – six month performance to 30 June 2008

Australand achieved an operating profit of $67.5[1] million for the six months to 30 June 2008 and EPS of 7.3 cents per Stapled Security. The result included:

- Commercial & Industrial Business delivered an operating profit before tax of $46.4 million, representing 93% growth on the prior corresponding period;
- Residential Business delivered an operating profit before tax of $34.2 million, representing a consistent contribution on the prior corresponding period excluding significant one-off non-cash items (write-down of residential development and joint venture inventories); and
- Investment Property Business delivered profit before tax of $64.3 million, compromising net property income of $64.0 million (which represents 20% growth on the prior corresponding period) and a gain on sale of $0.3 million.
- Review of asset values in light of current market conditions:
  - $7.3 million reduction of the Investment Property Business's portfolio asset values; and
  - $49.5 million before tax ($34.7 million after tax), reduction in carrying value of the Residential Business development assets.

1. Operating profit after tax and minority interests, excluding revaluations and significant one-off non-cash items.

Capital management initiatives

Australand Residential Trust	• Australand established a residential development partnership with BOS International (Australia) Limited in June 2008. • This reduced Australand's residential balance sheet by $103 million.
Multi-Option debt Facility	• Australand successfully renegotiated this facility in June 2008: – extending its maturity to June 2010; – increasing its size by $350 million to $950 million; and – two new syndicate members were added.
ASSETS hybrid	• Australand will step up its $275 million ASSETS hybrid from 230 basis points to 480 basis points above the 90 day bank bill swap rate, effective 1 October 2008.
Distribution policy	• Australand's revised distribution policy is as follows: – the Investment Property Business will continue to distribute 100% of its distributable profit; but – there will be no dividend paid out of the Development Businesses. • This policy will be reviewed at the end of 2009.
CMBS Facility maturity	• Australand's $563 million CMBS Facility is due to mature in June 2009. • Australand is well positioned to address refinancing of this facility and other facilities as they fall due following the Entitlement Offer and implementation of the new distribution policy.

Entitlement Offer		
Use of proceeds	• Proceeds of the Entitlement Offer will be used to recapitalise Australand's balance sheet by paying down existing debt facilities and reducing gearing to within or below the target range of 35%-40%. • Australand's strengthened balance sheet will ensure it is well capitalised during these uncertain market conditions and will assist it to fund its development pipeline including the measured expansion into Asia with its joint venture partner CapitaLand.	

Key metrics	**Minimum Entitlement Offer Proceeds**	**Maximum Entitlement Offer Proceeds**
Proceeds of the Entitlement Offer	$302 million	$557 million
Application Price	$0.60	$0.60
Gearing post Entitlement Offer	36.3%	29.9%
NTA post Entitlement Offer[1]	$1.28	$1.13
CapitaLand's approximate holding	70%	54%
Forecast CY08 EPS	15.4 cps	14.0 cps
Pro forma CY08 EPS[2]	12.9 cps	10.8 cps
Forecast CY08 DPS	11.6 cps	10.8 cps
Pro forma CY08 DPS[2]	7.4 cps	5.9 cps
Pro forma price earnings ratio[3]	4.7x	5.6x
Pro forma DPS yield[3]	12.3%	9.8%

Footnotes

1. Per Stapled Security.
2. Assumes that the Entitlement Offer was completed on 1 January 2008 and the proceeds immediately pay down debt facilities, delivering an interest benefit for a full 12 month period to 31 December 2008. For DPS figures, it is assumed that the new distribution policy applies to all distributions from 1 January 2008. Please refer to section 6 for more detail on the financial impact of the Entitlement Offer.
3. On the Application Price.

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Questions & answers ■


2.0

2.1 The Entitlement Offer

Question	Answer	Refer to
What is the Entitlement Offer?	• The Entitlement Offer is a pro rata offer made to Eligible Securityholders, comprising four parts: 1. Institutional Entitlement Offer; 2. Renounced Institutional Entitlement Bookbuild; 3. Retail Entitlement Offer; and 4. Renounced Retail Entitlement Bookbuild.	Section 3.2.
What is my Entitlement?	• Each Eligible Securityholder is entitled to subscribe for 1 New Stapled Security for every 1 Existing Stapled Security held on the Record Date, subject to the terms of this Offer Document.	Entitlement and Acceptance Form
What is the Application Price?	• The Application Price is $0.60 per New Stapled Security.	N/A
How much will be raised from the Entitlement Offer?	• The Entitlement Offer will raise up to approximately $557 million. • Minimum Entitlement Offer Proceeds of $302 million will be raised from CapitaLand's commitment to take up its full Entitlement.	Section 3.1.

Question	Answer	Refer to
What is the purpose of the Entitlement Offer?	• Proceeds of the Entitlement Offer will be used to recapitalise Australand's balance sheet by paying down existing debt facilities and reducing gearing to within or below the target range of 35%-40%. • Australand's strengthened balance sheet will ensure it is well capitalised during these uncertain market conditions and will assist it to fund its development pipeline including the measured expansion into Asia with its joint venture partner CapitaLand.	Section 3.1.
Is the Entitlement Offer underwritten?	• No, the Entitlement Offer is not underwritten. • The Entitlement Offer is being managed by Macquarie Capital Advisers Limited.	Section 9.8.
What will be CapitaLand's holding after the Entitlement Offer?	• The table below sets out CapitaLand's approximate percentage holding if the Minimum or Maximum Entitlement Offer Proceeds are raised (currently approximately 54%).	Section 9.7
What risks are associated with an investment in New Stapled Securities	• For a summary of the risks which may be associated with an investment in New Stapled Securities please refer to section 8.	Section 8

	CapitaLand's approximate holding
Minimum Entitlement Offer Proceeds	70%
Maximum Entitlement Offer Proceeds	54%

2.0 Questions & answers continued

2.2 Participation in the Retail Entitlement Offer?

Question	Answer	Refer to
How do Eligible Retail Securityholders find out what their Entitlement is?	Your Entitlement is set out on the personalised Entitlement and Acceptance Form accompanying this Offer Document.	Entitlement and Acceptance Form
What can I do with my Entitlement?	You can do one of the following: • take up all or part of your Entitlement; or • take up additional New Stapled Securities in excess of your Entitlement; or • do nothing. Any additional New Stapled Securities you apply for in excess of your Entitlement may be issued under the Renounced Retail Entitlement Bookbuild at the Clearing Price (which may equal or exceed the $0.60 Application Price).	Section 4.
Can I trade my Entitlement?	• No. Entitlements cannot be traded on ASX or any other exchange, nor can they be privately transferred.	N/A
What happens if I do not take up my Entitlement, or take up only part of my Entitlement?	• If you do not take up all or only take up part of your Entitlement, then New Stapled Securities representing the number of New Stapled Securities not taken up under your Entitlement may be sold in the Renounced Retail Entitlement Bookbuild. • If the Clearing Price under the Renounced Retail Entitlement Bookbuild exceeds the Application Price, you will be paid the Retail Premium in respect of your renounced Entitlement.	Section 3.6.2, section 4.2 and section 4.3.
What happens if I do nothing?	• If you are an Eligible Retail Securityholder and you do nothing, then New Stapled Securities representing your Entitlement may be sold through the Renounced Retail Entitlement Bookbuild. • If the Clearing Price under the Renounced Retail Entitlement Bookbuild exceeds the Application Price, you will be paid the Retail Premium in respect of your renounced Entitlement.	Section 3.6.2 and section 4.3.

Question	Answer	Refer to
Can I apply for more than my Entitlement?	• Yes. • You may apply for additional New Stapled Securities in excess of your Entitlement by completing the box 'D' of the Entitlement and Acceptance Form and making payment for the value of the additional New Stapled Securities you are applying for. • Any additional New Stapled Securities you apply for in excess of your Entitlement may be issued under the Renounced Retail Entitlement Bookbuild at the Clearing Price (which may equal or exceed the $0.60 Application Price).	Section 3.6 and section 4.2.
How do I accept the Retail Entitlement Offer?	If you wish to take up all, part or more than your Entitlement you must either: • complete and return the personalised Entitlement and Acceptance Form to the Registry together with a cheque, bank or money order; or • pay the full Application Monies via BPAY® payment, by no later than the Initial Retail Close if you wish to be allotted New Stapled Securities on the Initial Allotment Date or the Final Retail Close if you wish to be allotted New Stapled Securities on the Final Allotment Date. If you apply for additional New Stapled Securities in excess of your Entitlement and, if your application is successful, you will be issued with additional New Stapled Securities on the Final Allotment Date regardless of when you lodged your Application.	Section 4.2.

2.3 Further information

Question	Answer	Refer to
Details of the Entitlement Offer	For more information on the details of the Entitlement Offer.	Section 3.
How to apply	For more information on how to apply.	Section 4.
Business overview	For more information on Australand.	Section 5.
Financial information	For more information on the financial information of Australand and the impact of the Entitlement Offer.	Section 6.
Taxation	For more information on the taxation implications please refer to section 7. If you have any additional questions in relation to taxation implications of the Entitlement Offer please consult your accountant or personal tax adviser.	Section 7.
Other information	If you have any questions about the Entitlement Offer that are not answered in this Offer Document you should consult your accountant, stockbroker, lawyer or other professional adviser before deciding to invest or call the Australand Entitlement Offer Information Line on 1800 004 686 (toll free within Australia) or on +61 3 9415 4218 (from outside Australia) at any time from 8.30am to 5.00pm (AEST) Monday to Friday during the Offer Period.	

Details of the Entitlement Offer 3.0



3.1 Purpose of the Entitlement Offer

Australand will raise up to approximately $557 million through the Entitlement Offer, with CapitaLand providing an undertaking to take up its full Entitlement of approximately $302 million. An additional amount of up to approximately $255 million may be raised to the extent Eligible Securityholders and Institutional Investors take up all of the remaining New Stapled Securities offered under the Entitlement Offer.

Proceeds of the Entitlement Offer will be used to recapitalise Australand's balance sheet by paying down existing debt facilities and reducing gearing to within or below the target range of 35%-40%. Australand's strengthened balance sheet will ensure it is well capitalised during these uncertain market conditions and will assist it to fund its development pipeline including the measured expansion into Asia with its joint venture partner CapitaLand.

Further detail on Australand's business, performance and strategy are included in section 5 of this Offer Document.

Sources and applications of funds

Sources of funds	Minimum Entitlement Offer Proceeds	Maximum Entitlement Offer Proceeds
Entitlement Offer Proceeds	$302 million	$557 million
Total sources	**$302 million**	**$557 million**
Applications of funds		
Transaction costs	$5 million	$5 million
Reduction in debt facilities	$297 million	$552 million
Total applications	**$302 million**	**$557 million**

3.2 Overview

Australand is offering Eligible Securityholders the opportunity to subscribe for 1 New Stapled Security for every 1 Existing Stapled Security held at the Record Date through the Entitlement Offer.

The Entitlement Offer comprises four parts:
1. Institutional Entitlement Offer;
2. Renounced Institutional Entitlement Bookbuild;
3. Retail Entitlement Offer; and
4. Renounced Retail Entitlement Bookbuild

3.3 Offer Management Agreement

The Manager has agreed to manage the Entitlement Offer and settlement underwrite the number of New Stapled Securities that are allocated to Institutional Investors under the Renounced Institutional Entitlement Bookbuild and the Renounced Retail Entitlement Bookbuild. Settlement underwrite means that if any Institutional Investor fails to deliver a valid Application (including Application Monies) to Australand by the applicable settlement date, the Manager will be issued with and pay for those New Stapled Securities. A summary of the Offer Management Agreement is set out in section 9.8.

3.4 CapitaLand's participation

The controlled entities of CapitaLand holding Existing Stapled Securities have each provided an irrevocable undertaking to subscribe for their Entitlement. CapitaLand, through its controlled entities, is the majority Securityholder of Australand and owns approximately 54% of the Existing Stapled Securities on issue. Australand's Board and management team are delighted by this support from the majority Securityholder.

If the Minimum Entitlement Offer Proceeds are raised, CapitaLand's holding of the Stapled Securities on issue would increase to approximately 70%. If the Maximum Entitlement Offer Proceeds are raised then CapitaLand will continue to own approximately 54% of the Stapled Securities on issue. Please refer to section 9.7 for more detail on the effect of the Entitlement Offer on CapitaLand's holding.

3.5 Institutional Entitlement Offer and Renounced Institutional Entitlement Bookbuild

The Institutional Entitlement Offer and the Renounced Institutional Entitlement Bookbuild will be conducted between (and including) 28 July 2008 and 30 July 2008.

The Institutional Entitlement Offer and the Renounced Institutional Entitlement Bookbuild will raise up to approximately $439 million through the Entitlement Offer, with CapitaLand providing an undertaking to take up its full Entitlement of approximately $302 million. An additional amount of up to $137 million may be raised to the extent of participation in the Institutional Entitlement Offer and Renounced Institutional Entitlement Bookbuild. Settlement of the Institutional Entitlement Offer and Renounced Institutional Entitlement Bookbuild is expected to occur on 14 August 2008. Those New Stapled Securities are then expected to be issued and commence trading on ASX on 15 August 2008.

3.5.1 Institutional Entitlement Offer

Under the Institutional Entitlement Offer, Eligible Institutional Securityholders are invited to subscribe for 1 New Stapled Security at the Application Price for every 1 Existing Stapled Security held at the Record Date. Under the Institutional Entitlement Offer, Eligible Institutional Securityholders will have Entitlements to subscribe for approximately 732 million New Stapled Securities.

3.5.2 Renounced Institutional Entitlement Bookbuild

Under the Renounced Institutional Entitlement Bookbuild, certain Institutional Investors will be invited to bid by the Manager for the number of New Stapled Securities equal to the sum of:
- New Stapled Securities not taken up by Eligible Institutional Securityholders under the Institutional Entitlement Offer; and

- New Stapled Securities that would have been offered to Ineligible Institutional Securityholders if they had been entitled to participate in the Institutional Entitlement Offer.

Clearing Price under the Renounced Institutional Entitlement Bookbuild

The Clearing Price under the Renounced Institutional Entitlement Bookbuild may be equal to or above the Application Price.

If the Clearing Price is equal to the Application Price:
- Australand will receive the Application Price in respect of all New Stapled Securities issued under the Renounced Institutional Entitlement Bookbuild; and
- no cash will be payable to any Eligible Institutional Securityholder who renounced all or part of their Entitlement or any Ineligible Institutional Securityholder.

If the Clearing Price is above the Application Price:
- Australand will receive the Application Price in respect of all the New Stapled Securities issued under the Renounced Institutional Entitlement Bookbuild; and
- the excess, being the Institutional Premium, will be paid to:
  - each Eligible Institutional Securityholder who did not take up their Entitlement in full (according to the number of New Stapled Securities they were entitled to take up but did not); and
  - each Ineligible Institutional Securityholder (according to the number of New Stapled Securities they would have been entitled to take up if they were an Eligible Institutional Securityholder).

Australand will not accept bids under the Application Price. The Clearing Price will not be below the Application Price. If there is insufficient demand to clear the Renounced Institutional Entitlement Bookbuild at the Application Price, New Stapled Securities will be issued in respect of Applications made for those securities.

The ability to procure subscribers for New Stapled Securities under the Renounced Institutional Entitlement Bookbuild and the ability to obtain any Institutional Premium will depend on various factors, including market conditions. There will be no Institutional Premium unless all of the New Stapled Securities offered under the Renounced Institutional Entitlement Bookbuild are taken up by Institutional Investors and the Clearing Price exceeds the Application Price. It is possible that the Clearing Price under the Institutional Entitlement Bookbuild may be equal to the Application Price in which case no Institutional Premium would be payable, although New Stapled Securities will be issued in respect of Applications made for those securities.

There is no guarantee that an Institutional Premium will be achieved, nor that all of the New Stapled Securities offered under the Renounced Institutional Entitlement Bookbuild will be taken up, nor that the Clearing Price achieved under the Renounced Institutional Entitlement Bookbuild will match the price achieved under the subsequent Renounced Retail Entitlement Bookbuild (or vice versa). To the maximum extent permitted by law, neither Australand nor the Manager, nor their respective related bodies corporate, nor the directors, officers, employees, agents or advisers of any of them, will be liable, including for negligence, for any failure to procure subscribers under the Renounced Institutional Entitlement Bookbuild at a price equal to or in excess of the Application Price.

3.5.3 No offer under the Retail Entitlement Offer to Eligible Institutional Securityholders or Ineligible Institutional Securityholders

The Retail Entitlement Offer does not constitute an offer to any person who is not an Eligible Retail Securityholder including:

- any Eligible Institutional Securityholder (whether or not it accepted the Institutional Entitlement Offer);
- any Ineligible Institutional Securityholder; or
- a nominee for such a person, in respect of Existing Stapled Securities held for such a Securityholder.

3.5.4 No offer under the Retail Entitlement Offer to holders of New Stapled Securities

Any person allocated New Stapled Securities under the Institutional Entitlement Offer or Renounced Institutional Entitlement Bookbuild does not have any entitlement to participate in the Retail Entitlement Offer in respect of those New Stapled Securities.

3.6 Retail Entitlement Offer and Renounced Retail Entitlement Bookbuild

3.6.1 Retail Entitlement Offer

Under the Retail Entitlement Offer, Eligible Retail Securityholders are invited to take up their Entitlement at a price of $0.60 per New Stapled Security.

The Retail Entitlement Offer is only open to Eligible Retail Securityholders. Australand reserves the right to reject any Application that it believes comes from a person who is not an Eligible Retail Securityholder.

Under the Retail Entitlement Offer, Eligible Retail Securityholders are entitled to apply for 1 New Stapled Security for every 1 Existing Stapled Security held at the Record Date. This is called your Entitlement. This ratio is equal to the ratio for the Entitlement to New Stapled Securities under the Institutional Entitlement Offer. The Record Date is also the record date that applies to Eligible Institutional Securityholders for the Institutional Entitlement Offer.

The number of New Stapled Securities for which an Eligible Retail Securityholder is prima facie entitled to apply is shown on the personalised Entitlement and Acceptance Form that accompanies the copy of this Offer Document sent to each Eligible Retail Securityholder.

Eligible Retail Securityholders may apply for additional New Stapled Securities in excess of their Entitlement. The additional New Stapled Securities applied for may be allocated under the Renounced Retail Entitlement Bookbuild at the Clearing Price. Please refer to section 3.6.2 for details on how the Clearing Price is determined. There is no guarantee that an Eligible Retail Securityholder will receive additional New Stapled Securities in excess of their Entitlement. Australand and the Manager have the discretion to determine how allocations of New Stapled Securities under the Renounced Retail Entitlement Bookbuild will be made.

Application Price

The Application Price is $0.60 per New Stapled Security. This is payable on taking up your Entitlement and is the same price to be paid for New Stapled Securities by Eligible Institutional Securityholders under the Institutional Entitlement Offer.

Taking up Entitlements

Eligible Retail Securityholders should refer to section 4.2 on how to take up their Entitlement.

3.6.2 Renounced Retail Entitlement Bookbuild

The Renounced Retail Entitlement Bookbuild will be conducted by the Manager pursuant to a bookbuild sale process on or about 2 September 2008. Certain Institutional Investors will be invited by the Manager to participate in the Renounced Retail Entitlement Bookbuild. They will be invited to bid for the number of New Stapled Securities equal to the sum of:

- New Stapled Securities not taken up by Eligible Retail Securityholders; and
- New Stapled Securities that would have been offered to Ineligible Retail Securityholders if they had been entitled to participate in the Retail Entitlement Offer.

Clearing Price under the Renounced Retail Entitlement Bookbuild

The Clearing Price under the Renounced Retail Entitlement Bookbuild may be equal to or above the Application Price.

If the Clearing Price is equal to the Application Price:

- Australand will receive the Application Price in respect of all New Stapled Securities issued under the Renounced Retail Entitlement Bookbuild; and
- no cash will be payable to any Eligible Retail Securityholder who renounced all or part of their Entitlement or any Ineligible Retail Securityholder.

If the Clearing Price is above the Application Price:

- Australand will receive the Application Price in respect of all the New Stapled Securities issued under the Renounced Retail Entitlement Bookbuild; and
- the excess, being the Retail Premium, will be paid to:
  - each Eligible Retail Securityholder who did not take up their Entitlement in full (according to the number of New Stapled Securities they were entitled to take up but did not); and
  - each Ineligible Retail Securityholder (according to the number of New Stapled Securities they would have been entitled to take up if they were an Eligible Retail Securityholder).

Australand will not accept bids under the Application Price. Accordingly, the Clearing Price will not be below the Application Price. If there is insufficient demand to clear the Renounced Retail Entitlement Bookbuild at the Application Price, New Stapled Securities will be issued in respect of all Applications made for those securities.

The ability to procure subscribers for New Stapled Securities under the Renounced Retail Entitlement Bookbuild and the ability to obtain any Retail Premium will depend on various factors, including market conditions. There will be no Retail Premium unless all of the New Stapled Securities offered under the Renounced Retail Entitlement Bookbuild are taken up by Institutional Investors and Eligible Retail Securityholders applying for more than their Entitlement and the Clearing Price exceeds the Application Price. It is possible that, even though all of the New Stapled Securities offered under the Renounced Retail Entitlement Bookbuild are taken up, the Clearing Price may be equal to the Application Price in which case no Retail Premium would be payable, although New Stapled Securities will be issued in respect of all Applications made for those securities.

There is no guarantee that a Retail Premium will be achieved, nor that all of the New Stapled Securities offered under the Renounced Retail Entitlement Bookbuild will be taken up, nor that the Clearing Price achieved under the Renounced Retail Entitlement Bookbuild will match the price achieved under the prior Renounced Institutional Entitlement Bookbuild (or vice versa). To the maximum extent permitted by law, neither Australand nor the Manager, nor their respective related bodies corporate, nor the directors, officers, employees, agents or advisers of any of them, will be liable, including for negligence, for any failure to procure subscribers under the Renounced Retail Entitlement Bookbuild at a price equal to or in excess of the Application Price.

Payment of any Retail Premium to any existing or former Securityholder will be made either by:

- cheque mailed to that person's address as last recorded in Australand's register of members; or
- direct credit, but only where that person has previously nominated to receive payment of distributions by direct credit and has not withdrawn that nomination. In all cases, the payment method used will be at Australand's election.

3.7 Reconciliation

The Entitlement Offer is a complex structure and in some instances investors may believe that they will own more Existing Stapled Securities than they ultimately did on the Record Date. This results in a need for reconciliation. Australand reserves the right to reduce the number of New Stapled Securities or the amount of the Institutional Premium or Retail Premium allocated to Eligible Securityholders, or persons claiming to be Eligible Securityholders, if their claims prove to be overstated or if they or their nominees fail to provide information requested to substantiate their claims.

3.8 Ranking of New Stapled Securities

New Stapled Securities will be issued on a fully paid basis and will rank equally in all respects with Existing Stapled Securities.

3.9 ASX and SGX quotation and trading of New Stapled Securities

Australand will apply to ASX and SGX for the official quotation of the New Stapled Securities. Subject to approval being granted, it is expected that normal trading of New Stapled Securities issued under the Institutional Entitlement Offer, the Renounced Institutional Entitlement Bookbuild and the Initial Retail Close will commence on 15 August 2008. It is expected that normal trading will commence in relation to New Stapled Securities issued under the Final Retail Close and the Renounced Retail Entitlement Bookbuild on 11 September 2008.

Holding statements are expected to be dispatched to Eligible Retail Securityholders on 10 September 2008. It is the responsibility of each Applicant to confirm their holding before trading in New Stapled Securities commences. Any Applicant who sells New Stapled Securities before receiving confirmation of their holding in the form of their holding statement will do so at their own risk. Australand and the Manager disclaim all liability whether in negligence or otherwise (and to the maximum extent permitted by law) to persons who trade New Stapled Securities before receiving their holding statements, whether on the basis of confirmation of the allocation provided by Australand, the Registry or the Manager.

3.10 Treatment of Foreign Securityholders

This Offer Document is being sent to all Retail Securityholders on the register as at 7.00pm (AEST) on the Record Date with registered addresses in Australia or New Zealand.

This Offer Document and the accompanying Entitlement and Acceptance Form do not constitute an offer or invitation in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation. Return of a duly completed Entitlement and Acceptance Form will be taken by Australand to constitute a representation that there has been no breach of such laws. Eligible Securityholders who are nominees, trustees or custodians are therefore advised to seek independent advice as to how they should proceed. Eligible Securityholders who hold Stapled Securities on behalf of persons who are not resident in Australia or New Zealand are responsible for ensuring that taking up New Stapled Securities under the Entitlement Offer does not breach the selling restrictions set out in this Offer Document or otherwise violate the securities laws in the relevant overseas jurisdictions.

The distribution of this Offer Document in jurisdictions outside Australia and New Zealand may be restricted by law and anyone who receives this Offer Document should seek advice on and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify the New Stapled Securities or the Entitlement Offer, or otherwise permit a public offering of New Stapled Securities, in any jurisdiction outside Australia and New Zealand.

The following international selling restrictions relate to the issue of New Stapled Securities under the Entitlement Offer.

3.10.1 New Zealand

This Offer Document, which will be applicable to any offer made to members of the public in New Zealand, has not been registered, filed with or approved by any New Zealand regulatory authority or under or in accordance with the Securities Act 1978 (New Zealand).

Under the Entitlement Offer, no securities may be offered or sold to the public within New Zealand and no member of the public in New Zealand may accept the Entitlement Offer, other than persons, being existing holders of Stapled Securities, on the Record Date, to whom it is permissible for the Entitlement Offer to be made to in reliance on an exemption from the New Zealand Securities Act 1978 (Securities Act (Overseas Companies) Exemption Notice 2002).

3.10.2 Singapore

This Offer Document has not been registered with the Monetary Authority of Singapore. Accordingly, this Offer Document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of New Stapled Securities shall not be circulated or distributed, and New Stapled Securities shall not be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public in Singapore other than:

- to an institutional investor specified in the Securities and Futures Act, Chapter 289 of Singapore ("SFA"); or
- otherwise pursuant to, and in accordance with the conditions of, any other applicable provision in the SFA.

3.11 Taxation implications

General tax implications in Australia for Eligible Retail Securityholders are discussed in section 7.

3.12 Withdrawal of the Entitlement Offer

Australand reserves the right to withdraw the Entitlement Offer at any time, in which case Australand will refund Application Monies in accordance with the Corporations Act and will do so without interest.

3.13 Broker stamping fees

A stamping fee of 1.0% of Application Monies (exclusive of GST) on New Stapled Securities allotted will be paid to stockbrokers (being those entities named as full service (advisory) brokers or non-advisory brokers on the ASX website) who submit a valid claim for a broker stamping fee on successful Applications, subject to a fee limit of $1,500 (exclusive of GST) for each such Application.

82 - 4507



How to apply

4.0

Eligible Retail Securityholders

You should read this section 4 in its entirety for instructions of the choices available to you as an Eligible Retail Securityholder. You should also refer to section 3.1 for an overview of the Entitlement Offer and section 3.6 for more detail on the Retail Entitlement Offer and Renounced Retail Entitlement Bookbuild.

Foreign Securityholders

Please refer to section 3.10 to determine whether you are an Eligible Securityholder. If you are an Eligible Securityholder then you should refer to the instructions for either Eligible Retail Securityholders or Eligible Institutional Securityholders, whichever applies.

4.1 Choices available

Eligible Retail Securityholders may do any of the following:
- take up all or part of their Entitlement (refer to section 4.2);
- take up additional New Stapled Securities in excess of their Entitlement (refer to section 4.2); or
- do nothing (refer to section 4.3).

The Retail Entitlement Offer is a pro rata offer to Eligible Retail Securityholders. Eligible Retail Securityholders who take up their Entitlements in full will not have their percentage securityholding in Australand diluted by the Entitlement Offer. The percentage securityholding of Eligible Retail Securityholders who do not take up all of their Entitlements will be diluted.

For further details on the Entitlement Offer please refer to section 3.

4.2 If you wish to take up ALL, PART of or MORE than your Entitlement

If you are an Eligible Retail Securityholder and you wish to take up all or part of your Entitlement, you have two options.

You are also permitted to apply for additional New Stapled Securities in excess of your Entitlement either by completing box 'D' of the Entitlement and Acceptance Form and making a payment for the value of the additional New Stapled Securities you are applying for or, if paying via BPAY®, by making a payment for the value of the additional New Stapled Securities. Any additional New Stapled Securities you apply for may be allocated under the Renounced Retail Entitlement Bookbuild at the Clearing Price. Please refer to section 3.6.2 for details on how the Clearing Price is determined. There is no guarantee that you will receive additional New Stapled Securities in excess of your Entitlement. Australand and the Manager have the discretion to determine how allocations of New Stapled Securities under the Renounced Retail Entitlement Bookbuild will be made.

Option 1: Submit your completed Entitlement and Acceptance Form together with cheque, bank draft or money order.

To follow Option 1, you should:

- complete the personalised Entitlement and Acceptance Form accompanying this Offer Document in accordance with the instructions set out on that form, and indicate the number of New Stapled Securities you wish to subscribe for; and
- return the form to the Registry (address details below) together with a cheque, bank draft or money order which must be:
  - in respect of the full Application Monies (being $0.60 multiplied by the number of New Stapled Securities comprising your Entitlement or if you are subscribing for part of your Entitlement, the number of New Stapled Securities you wish to subscribe for); and
  - in Australian currency drawn on an Australian branch of a financial institution; and
  - if you are applying for additional New Stapled Securities in excess of your Entitlement, for the value of the additional New Stapled Securities you apply for; and
  - made payable to "Australand Entitlement Offer Account" and crossed "Not Negotiable".

You should ensure that sufficient funds are held in relevant account(s) to cover the Application Monies. If the amount of your cheque for Application Monies (or the amount for which the cheque clears in time for allocation) is insufficient to pay for the number of New Stapled Securities you have applied for in your Entitlement and Acceptance Form in full, you will be taken to have applied for the lower number of whole New Stapled Securities as your cleared Application Monies will pay for (and to have specified that number of New Stapled Securities on your Entitlement and Acceptance Form). Alternatively your Application will be rejected.

Cash payments will not be accepted. Receipts for payment will not be issued.

You need to ensure that your completed Entitlement and Acceptance Form and cheque, bank draft or money order reaches the Registry at the address below by no later than 5.00pm (AEST) on the Initial Retail Close should you wish to be allotted New Stapled Securities on the Initial Allotment Date. Applications received after the Initial Retail Close but before 5.00pm (AEST) on the Final Retail Close will be allotted New Stapled Securities on the Final Allotment Date (subject to variation).

4.0 How to apply continued

Your completed Application should be returned to the Registry at the following address:
Computershare Investor Services Pty Limited
GPO Box 253
Sydney NSW 2001

For the convenience of Eligible Retail Securityholders, a reply paid envelope addressed to the Registry has been enclosed with this Offer Document. If mailed in Australia, no postage stamp is required.

Entitlement and Acceptance Forms (and payment of Application Monies) may not be accepted if received after the Final Retail Close or at Australand's registered or corporate offices.

Option 2: Pay via BPAY® payment

To follow Option 2, you should pay the full Application Monies (being $0.60 multiplied by the number of New Stapled Securities comprising your Entitlement, or, if you are subscribing for part of your Entitlement, the number of New Stapled Securities you wish to subscribe for via BPAY® payment in accordance with the instructions set out on the personalised Entitlement and Acceptance Form (which includes the biller code and your unique customer reference number). If you are applying for additional New Stapled Securities in excess of your Entitlement, you should also pay an amount equal to the value of the additional New Stapled Securities you are applying for. You can only make a payment via BPAY® if you are the holder of an account with an Australian financial institution.

Please note that should you choose to pay by BPAY® payment:

- you do not need to submit the personalised Entitlement and Acceptance Form but are taken to make the statements on that form; and
- if you subscribe for less than your Entitlement or do not pay for your full Entitlement, you are taken to have taken up your Entitlement in respect of such whole number of New Stapled Securities which is covered in full by your Application Monies.

You need to ensure that your BPAY® payment is received by the Registry by no later than 5.00pm (AEST) on the Initial Retail Close should you wish to be allotted New Stapled Securities on the Initial Allotment Date. Applications received after the Initial Retail Close but before 5.00pm (AEST) on the Final Retail Close will be allotted New Stapled Securities on the Final Allotment Date (subject to variation). Applicants should be aware that their own financial institution may implement earlier cut off times with regards to electronic payment, and should therefore take this into consideration when making payment. It is the responsibility of the Applicant to ensure that funds submitted through BPAY® by the dates mentioned above.

Application Monies and interest

If you have applied for New Stapled Securities in excess of your Entitlement, any surplus Application Monies received for more than your final allocation will be refunded (without interest) at the same time as the payment of any Retail Premium (expected to be 12 September 2008)

Acting on behalf of US Persons

The Entitlement stated on your Entitlement and Acceptance Form may be in excess of your actual Entitlement where, for example, you are acting on behalf of a US Person. Any Application Monies received for more than your total Entitlement where you are acting on behalf of a US Person will be refunded (without interest) on or around 12 September 2008.

Entitlement and Acceptance Form

Returning a completed Entitlement and Acceptance Form or making a BPAY® payment will

be taken to constitute a representation by the Applicant that they:

- have received a printed or electronic copy of this Offer Document accompanying the form and have read it in full;
- make the representations and warranties in section 3.10 of this Offer Document;
- declare that all details and statements in the form are complete and accurate;
- acknowledge that once the form is returned or a BPAY® payment made their acceptance may not be withdrawn;
- agree to being issued the number of New Stapled Securities they apply for (or a lower number issued in a way described in this Offer Document); and
- authorise Australand and the Manager and their officers or agents, to do anything on their behalf necessary for New Stapled Securities to be issued to them, including to act on instructions received by the Registry using the contact details in the form.

Retail Premium

You should note that the New Stapled Securities representing the part of your Entitlement that you do not take up will be sold through the Renounced Retail Entitlement Bookbuild and if the Clearing Price under the Renounced Retail Entitlement Bookbuild exceeds the Application Price you will be paid the Retail Premium in respect of your renounced Entitlement (see section 3.6.2). You should also note that, if you do not take up all of your Entitlement, then – although you will continue to own the same number of Stapled Securities and may acquire some New Stapled Securities (if you take up part of your Entitlement) – your percentage securityholding in Australand will reduce.

4.3 Do nothing

If you are an Eligible Retail Securityholder and you do nothing, then New Stapled Securities representing your Entitlement will be sold through the Renounced Retail Entitlement Bookbuild and, if the Clearing Price under the Renounced Retail Entitlement Bookbuild exceeds the Application Price, you will be paid the Retail Premium in respect of your renounced Entitlement (see Section 3.6.2).

You should also note that, if you do not take up your Entitlement, then - although you will continue to own the same number of Stapled Securities - your percentage securityholding in Australand will reduce.

4.4 Enquiries

This Offer Document is important and requires your immediate attention. You should read it in its entirety. If you are in doubt as to the course you should follow you should consult your stockbroker, accountant, solicitor or other professional adviser before deciding to invest. If you:

- have questions in relation to the Stapled Securities upon which your Entitlement has been calculated; or
- have questions on how to complete the Entitlement and Acceptance Form or take up your Entitlement; or
- you have lost your Entitlement and Acceptance Form and would like a replacement form

please call the Australand Entitlement Offer Line on 1800 004 686 (toll free within Australia) or on +61 3 9415 4218 (from outside Australia) at any time from 8.30am to 5.00pm (AEST) Monday to Friday during the Offer Period.

82-4507

Business overview ■



5.0

5.1 Group overview

Australand is a diversified property group, with activities across residential development, commercial and industrial development and investment property ownership and management. As at 25 July 2008, Australand had a market capitalisation of $905 million. At 30 June 2008, Australand owned an investment property portfolio valued at $2.2 billion and had a development pipeline of 556 hectares for Commercial & Industrial Business projects and a Residential Business pipeline of more than 17,000 lots.

Australand has an extensive track record and expertise in real estate with operations spanning 85 years and having experienced many economic cycles. The Group currently employs approximately 700 people, and has operations in New South Wales, Victoria, Queensland, South Australia and Western Australia.

Figure 5.1: Australand's integrated model


Acquisition/ deal management
Design
Planning
Project management
Construction
Asset management
Funds management
Landowner
Developer
Builder
Investor
Property owner
Fund manager
Commercial & Industrial Business
• Industrial / logistics sector
• Large-scale industrial building construction capacity
• Industrial development
• Commercial development
• Covers all segments of the industrial market
Residential Business
• Large urban project delivery capacity
• Housing and apartment construction
• Substantial portfolio of approximately 17,000 lots
Investment Property Business
• Strong yields
• Long term lease durations
• Increasing recurrent income
• Diversified across three sectors and five states
• Growing pipeline from Commercial & Industrial Business
Key value chain attributes:
• End-to-end value capture in C&I sector
• Greater certainty of earnings
• Predominantly organic growth
• Active capital management to maximise returns
• Strong presence in most markets with growth potential
• Significant delivery capacity

5.1.1 Six month performance to 30 June 2008

The Group performed solidly for the six month period ended 30 June 2008, achieving an operating profit of $68 million, representing growth of approximately 6% on the prior corresponding period.

5.1.2 Strategy

Australand's stated strategy is to continue to build on its integrated and diversified property platform to deliver long term sustainable growth for our investors. In the past few years, Australand has successfully transformed itself from a pure residential developer into an integrated property business diversified by sector and location.

Australand is now focused on a number of key drivers for delivering sustainable growth over the short to medium term:
1. Leverage existing business platforms
2. Grow funds under management and extend capital partnering relationships
3. Expand into Asia
4. Effective capital and risk management
5. People and culture

The strategy will be implemented having regard to all factors including current market conditions, cost of equity and debt, project internal rates of returns with conservative assumptions and pre-lease/takeout agreements.

5.1.3 CapitaLand relationship

CapitaLand is Australand's major securityholder, which through its controlled entities, owns approximately 54% of Australand. CapitaLand is a Singaporean based property group with a market capitalisation of approximately S$17.2 billion as at 25 July 2008 and as at 31 March 2008, assets under management of S$19.1 billion spanning across 113 cities in more than 20 countries.

As part of Australand's recently announced strategy, the Group has entered into a joint venture with CapitaLand to develop property for the logistics sector in Asia, with an initial focus on China. This joint venture integrates the strong capabilities of both Australand and CapitaLand. Australand has a track record in designing, developing and managing industrial and logistics properties in Australia while CapitaLand has a vast business network, dedicated human and financial resources, as well as a significant development footprint in Asia.

5.2 Australand's business units

Australand comprises three business units:
- Commercial & Industrial Business;
- Residential Business; and
- Investment Property Business.

5.2.1 Commercial & Industrial Business

Overview

Australand's Commercial & Industrial Business is one of the largest national industrial developers and builders in Australia and comprises seven core business product offerings. This diverse product offering allows this business unit to deliver a multi-faceted approach which provides a solid growth platform for the Group. The business is also well diversified geographically, which is highlighted in Figure 5.2 below.

5.0 Business overview continued

Figure 5.2: Geographic diversification by forward workload[1]


SA 7%
NSW 10%
WA 9%
VIC 51%

1. Construction precommitted workload, m^2 (including share of joint ventures). This is not an indication of future profit.

As at 30 June 2008, the Commercial & Industrial Business had 556 hectares of strategic land banks in key markets providing stock for the next three to five years and a forward workload of $374,000m^2$. A summary of the key commercial and industrial projects that comprise the future pipeline are shown in Figure 5.3 below.

Figure 5.3: Key project pipeline (estimated development timeframe)

Industrial projects

539 hectares of landbanks/development pipeline

State	Project	Hectares
NSW	Botany	1
	Moorebank	6
	Minto	15
	Eastern Creek	49
	Erskine Park	1
	Seven Hills	5
	Riverwood	2
	Baulkham Hills	8
VIC	West Park (Derrimut)	165
	South Park (Dandenong/ Keysborough)	111
	Spring Valley (Clayton)	3
	Melbourne Airport Business Park	20
	Campbellfield	4
SA	Burbridge Business Park	20
	Salisbury	7
	Gillman	4
WA	Perth Airport	4
	High Wydcombe	6
	Northgate	8
	Pinkenba	11
	Lytton	2
	Rocklea	2
	Inala	5
	Parkinson	30
	Berrinba	13
	Yatala	37


2008
2009
2010
2011+

Figure 5.3: Key project pipeline (estimated development timeframe) – continued

Commercial projects

172,000m² of landbanks/development pipeline


m²
2008
2009
2010
2011+
NSW
Rhodes F
17,000
Macquarie Park
55,000
VIC
TWENTY8 Freshwater
34,000
Freshwater Place Stage 3
30,000
Mulgrave
30,000
WA
Cockburn
6,000

Six month performance to 30 June 2008

The Commercial & Industrial Business had a successful six months ended 30 June 2008, delivering profit before tax of $46.4 million, representing 93% growth on the prior corresponding period. Over the period, the business completed a total of 22 industrial and 3 commercial projects representing a total lettable area of 252,000m².

Strategy

The strategy of Australand's Commercial & Industrial Business is to continue its measured growth, by:

- Expanding its footprint in the growth markets of Queensland and Western Australia;
- Increasing its commercial participation;
- Further diversifying its product and innovation;
- Expanding its client base; and
- Developing its logistics business in Asia via its joint venture with CapitaLand.

5.2.2 Residential Business

Overview

Australand has over 85 years experience in residential development and is one of the largest developers in Australia both by revenue and through its controlled pipeline of projects located in four major capital cities and numerous regional areas. The pipeline has been acquired over more than 15 years and provides an extensive platform, in a sector that has strong underlying medium to long-term fundamentals.

The Residential Business's diverse skills and flexible product mix allows Australand to deliver integrated developments including land lots, land and house packages and medium density housing catering to a broad spectrum of the community. While apartments have not been a significant contributor over the last couple of years, Australand retains core competencies in this area and the sector remains an important part of the business's strategy in select markets. The Residential Business's primary focus is identifying future growth corridors and creating innovative product offerings to meet changing market requirements.

5.0 Business overview continued

The pipeline's diversity by geography is highlighted in Figure 5.4 below:

Figure 5.4: Geographic diversification by number of lots[1]


WA
27%
NSW
VIC
48%

1. Based on Australand's current development pipeline, comprising wholly owned projects and Australand's share of joint venture and project development agreements as at 30 June 2008.

As at 30 June 2008, the residential pipeline, as shown in Figure 5.5 below, has total lots under control of 17,433. Australand has increased its exposure to the key markets of WA, VIC and QLD. In addition, approximately 90% of the projects are zoned and more than 80% with development approvals.

Figure 5.5: Key project pipeline (estimated development timeframe)

Wholly owned projects – 7,626 lots

			No. of Lots
NSW	1	Elderslie	130
	2	Lidcombe	130
QLD	3	Solito	146
	4	Ivadale Lakes	345
	5	Yungabah	167
	6	Springfield	300
	7	Coomera	116
	8	Runaway Bay	96
VIC	9	Endeavour Hills	51
	10	Cranbourne West	650
	11	Freshwater	129
	12	Trennery Mews	67
	13	Greenvale	573
	14	Burwood	209
	15	Bonbeach - La Perouse	44
WA	16	Port Coogee	1,354
	17	Baldivis	615
	18	Yanchep Beach	890
	19	Cockburn Central	404


2008
2009
2010
2011
2012+

Figure 5.5: Key project pipeline (estimated development timeframe) – continued

Joint Venture and PDA Projects (Australand's share) – 9,807 lots


No. of Lots
2008
2009
2010
2011
2012+
NSW
1 Lidcombe 123
2 Kellyville 74
3 Discovery Point 521
4 118 Alfred St 38
5 Duntroon Avenue 93
6 Shell Cove 918
7 Burleigh Heads 34
8 COVA – Hope Island 279
VIC
9 Taylors Hill 364
10 Harvest Home Road 359
11 Sunshine Golf Course 325
12 Parkville Gardens 318
13 Wallan 833
14 Clyde North 1,278
15 Beveridge 1,900
WA
16 Port Coogee 155
17 Yanchep Beach 641
18 Byford 190
19 East Perth 64

Six month performance to 30 June 2008

The Residential Business had a successful six month period ended 30 June 2008, delivering an operating profit before tax of $34.2 million, representing a consistent contribution on the prior corresponding period, excluding significant one-off non-cash items (write down of residential development and joint venture inventories).

Strategy

The primary objective for the Residential Business is to maximise the opportunity from its large development pipeline and invest in strong growth corridors where there is evidence of:

- long term supply and demand imbalances;
- population and employment growth; and
- increasing rental yields and low vacancy rates.

5.0 Business overview continued

5.2.3 Investment Property Business

Overview

Australand's portfolio of high quality investment properties continues to expand via the attractive acquisition opportunities provided by the Commercial & Industrial Business. Rental cashflow, security and lease terms remain strong. As at 30 June 2008, the property portfolio comprised 63 income-producing properties and 10 properties under development valued at $2.2 billion. Key portfolio metrics are summarised in Table 5.1 below.

Table 5.1: Key portfolio metrics

	30 June 2008	31 December 2007
No. of properties	63	56
Total portfolio value[1]	$2,177 million	$1,882 million
Cap rate		
- Industrial	7.3%	7.1%
- Commercial	7.0%	6.8%
- Hotels	7.2%	N/A
- Car parks	7.0%	6.8%
Occupancy (by area)	99.9%	99.9%
Total lettable area (m²)	1,006,815m²	897,707m²

1. Excludes externally managed funds.

The sector and geographic diversification of the portfolio are highlighted in Figures 5.6 and 5.7 respectively below:

Figure 5.6: Sector diversification[1]


HOTEL
4%
OFFICE
42%
CAR PARK
1%

Figure 5.7: Geographic diversification[1]


VIC33%
SA
2%
WA
1%

1. Based on Investment Property Business portfolio as at 30 June 2008.

Figure 5.8 provides a summary of the top ten Investment Property Business tenants which collectively represents 47% of the gross property income for the half year ended 30 June 2008.

Figure 5.8: Top ten IP tenants (by gross property income)


Wesfarmers Limited (Coles)
17.1%
Australand Holdings Limited
6.6%
Nestle Australia Limited
4.3%
Commonwealth Government of Australia
3.8%
PricewaterhouseCoopers
3.4%
Tower Risk & Investment Limited
2.5%
Qantas Airways Ltd
2.4%
TNT Australia Pty Ltd
2.4%
LG Electronics Australia Pty Ltd
2.4%
Corporate Express Australia Limited
2.2%

Figure 5.9 below provides a summary of the weighted average lease expiry profile of the Investment Property Business portfolio as at 30 June 2008.

Figure 5.9: Portfolio lease expiry profile (by net property income)


%
35
30
25
20
15
10
5
0
2.9%
1.3%
3.4%
10.7%
8.7%
26.6%
6.9%
4.6%
8.7%
26.2%
Jun-09
Jun-10
Jun-11
Jun-12
Jun-13
Jun-14
Jun-15
Jun-16
Jun-17
Jun-17+

Six month performance to 30 June 2008

The Investment Property Business delivered profit before tax of $64.3 million, comprising net property income of $64.0 million (which represents a 20% growth on the prior corresponding period) and a gain on sale of $0.3 million.

Strategy

The Investment Property Business will continue to maximise the value of its portfolio through active asset management and a strong focus on tenant management. Like-for-like growth will be delivered through rent review structures already in place and ensuring that, where appropriate, a premium to market rents is being achieved.

5.3 Capital management

Australand will continue to follow a prudent financial strategy which will include:

- Actively managing its debt and equity capital and its relationships with key capital providers;
- Optimising the use and turnover of capital to support the strategic business plan including asset sales, joint ventures and the use of capital partnering relationships;
- Ensuring that debt balances continue to be supported by a strong balance sheet;
- Maintenance of optimal gearing, hedging and debt maturity profiles appropriate to the business;
- Proactive management of the cost of capital; and
- Regular review of distribution policy (see section 5.3.3)

5.3.1 Gearing

Australand's gearing was 43.8% as at 30 June 2008 (interest bearing debt to total assets, cash adjusted). Look-through gearing was 44.9% as at 30 June 2008.

Following the Entitlement Offer, Australand's pro forma gearing as at 30 June 2008 will be 36.3% assuming the Minimum Entitlement Offer proceeds are received or 29.9% assuming the Maximum Entitlement Offer Proceeds are received.

5.3.2 Interest bearing debt and interest rate hedging

As at 30 June 2008, Australand had interest bearing debt, net of cash, of $1,735.1 million. On a pro forma basis the interest bearing debt, net of cash, is reduced to $1,437.9 million assuming the receipt of the Minimum Entitlement Offer Proceeds or $1,183.7 million assuming receipt of the Maximum Entitlement Offer Proceeds.

Australand has a $563 million CMBS Facility maturing in June 2009 and is currently reviewing and progressing its options in relation to renewing this facility. Australand will advise of its actions closer to the maturity date in June 2009. Australand will be well positioned to address the refinancing of this facility and other facilities as they fall due following the Entitlement Offer and implementation of the new distribution policy.

Table 5.2: Key capital management metrics

	30 June 2008
% of debt fixed or hedged	73%
Weighted average debt maturity	1.7 years
Fixed interest maturity	4.7 years
Average cost of debt (6 months)	7.1%

Australand's fixed interest rate hedge maturity profile was 4.7 years as at 30 June 2008. This profile is longer than the debt maturity profile as the Group maintains a portfolio of hedges including forward start swaps to protect future debt balances upon renewal of existing facilities.

5.3.3 Distribution policy

Australand has reviewed its distribution policy and, having regard to current uncertain market conditions, has determined it is prudent to revise this policy to further strengthen its balance sheet.

Australand's distribution policy has been revised such that the Investment Property Business will continue to distribute 100% of its distributable profit but there will be no dividend paid out of the Development Businesses. Distributable earnings from the Development Businesses will instead be retained to further strengthen the Group's balance sheet. Australand will review this policy at the end of 2009.

5.3.4 ASSETS hybrid

Australand will step up the distribution rate of its $275 million ASSETS hybrid from 230 basis points to 480 basis points above the 90 day bank bill swap rate, effective 1 October 2008. The Group will review ASSETS quarterly in line with its capital management requirements.

Financial information and Investigating Accountant's report

6.0



6.1 Introduction

The Financial Information in this section consists of:
- pro forma Historical Financial Information; and
- Forecast Financial Information.

Pro forma Historical Financial Information presented is the consolidated income statement of Australand for the:
- full year ended 31 December 2007; and
- half year ended 30 June 2008,

both of which have been extracted from the audited financial reports.

Forecast Financial Information consists of:
- Australand's forecast consolidated income statement for the year ending 31 December 2008, comprising the pro forma actual results for the period ended 30 June 2008 and forecast results for the six months ending 31 December 2008 as set out in section 6.2.1;
- Australand's forecast consolidated income statement for the 6 months to 31 December 2008 as set out in section 6.2.1; and
- the pro forma consolidated balance sheet of Australand consisting of the consolidated balance sheet as at 30 June 2008 adjusted for the pro forma transactions relating to the Offer Document as if those transactions had occurred at that date, refer section 6.3.1.

The Forecast Financial Information should be read in conjunction with the statement of significant accounting policies, and the notes and assumptions set out or referred to in section 6.2.1 and the risks set out in section 8. While the Directors consider these assumptions to be appropriate and reasonable as at the date of this Offer Document, Securityholders should be aware that many factors which may affect actual results are outside the control of the Directors, or may not be capable of being foreseen or accurately predicted. Accordingly, actual results may vary from the Forecast Financial Information.

6.0 Financial information and Investigating Accountant's report continued

The Financial Information contained in this section has been set out in abbreviated form and prepared in accordance with the recognition and measurement principles of AIFRS. It does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the *Corporations Act 2001*. The Forecast Financial Information has been reviewed by PricewaterhouseCoopers Securities Ltd whose Investigating Accountant's Report relating to the Forecast Financial Information is included at the end of Section 6. Securityholders should refer to the Financial Reports for the half year ended 30 June 2008 and the year ended 31 December 2007 and related announcements on Australand's website www.australand.com.au should they wish to obtain more detailed financial disclosures and commentary on historical Financial Information.

The Entitlement Offer will raise up to approximately $557 million. CapitaLand has provided an undertaking to take up its full Entitlement of approximately $302 million, this represents the Minimum Entitlement Offer Proceeds. An additional amount of approximately $255 million may be raised to the extent Eligible Securityholders and Institutional Investors take up all of the remaining New Stapled Securities, offered under the Entitlement Offer and, together with the Minimum Entitlement Offer Proceeds this represents the Maximum Entitlement Offer Proceeds. The presentation of the Forecast Consolidated Income Statement, EPS and DPS, for the year ending 31 December 2008 reflects the issue of securities and the allocation of proceeds assuming the Minimum Entitlement Offer Proceeds are raised.

6.2 Pro forma Historical and Forecast Financial Performance

6.2.1 Pro forma Historical and Forecast Consolidated Income Statement

$ million	Twelve months to 31-Dec-07 Pro forma actual	Six months to 30-Jun-08 Pro forma actual	Six months to 31-Dec-08 Forecast	Full year to 31-Dec-08 Forecast
EBITDA				
Business				
Commercial & Industrial[6]	78.2	58.2	41.7	99.9
Residential	149.6	47.2	82.4	129.6
Corporate	(24.1)	(9.6)	(15.8)	(25.4)
Elimination	(16.2)	(21.3)	23.7	2.4
Investment Property	128.4	64.6	70.8	135.4
Total EBITDA	**315.9**	**139.1**	**202.8**	**341.9**
Interest	95.1	46.9	60.2	107.1
Depreciation	2.5	1.3	1.3	2.6
Profit before tax	**218.3**	**90.9**	**141.3**	**232.2**
Tax[1]	30.8	10.0	21.2	31.2
Minority Interest[2]	24.3	13.4	16.0	29.4
Operating Profit After Tax (excluding write down of residential assets and unrealised gains/(losses) in property revaluations)	**163.2**	**67.5**	**104.1**	**171.6**
Write down of residential development and joint venture inventories (net of tax)	0.0	(34.7)	0.0	(34.7)
Operating Profit After Tax (excluding unrealised gains/ (losses) in property revaluations)	**163.2**	**32.8**	**104.1**	**136.9**
Unrealised gains/(losses) in property revaluations	106.0	(7.3)	0.0	(7.3)
Reported Statutory Profit (net profit attributable to Securityholders)	**269.2**	**25.5**	**104.1**	**129.6**
Earnings per security (cps)[3,4]	17.6	7.3	8.0	15.4
Distribution per security (cps)[4,5]	17.0	8.0	3.6	11.6
Statutory earnings per security (cps)	29.0	2.8	8.0	11.6

Notes on Forecast Consolidated Income Statement:

1. Under current income tax legislation, Australand Property Trust, Australand Property Trust No. 4 and Australand Property Trust No. 5 are not liable for income tax, provided that the taxable income is fully distributed each year. The tax expense is calculated on the results of Australand Holdings Limited.
2. Minority interests relates to the ASSETS hybrid securities which Australand will step-up from 1 October 2009.
3. EPS based on operating profit after tax and minority interest excluding write down of development and joint venture inventories and revaluation gains and losses. EPS has been calculated for the six months to 30 June 2008 and six months to 31 December 2008 on the profit and weighted average number of securities for the six month period. The full year 2008 forecast EPS is based on the profit and weighted average number of securities for the twelve month period.
4. Forecast EPS and DPS for the full year ending 31 December 2008 and the six months to 31 December 2008 have been restated for the effect of the Entitlement Offer.
5. DPS has been calculated for the six months ending 31 December 2008 assuming the implementation of this new policy and using the total stapled securities that would be on issue following the Entitlement Offer and the Maximum Entitlement Offer in the sensitivity table below. The DPS for the six months to 30 June 2008 has been paid or declared.
6. Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value. Any resultant gain or loss made on completion is shown separately in the consolidated income statement from fair value gains from existing investment properties held. The gains outlined below are included in Commercial & Industrial EBITDA in the pro forma Historical and Forecast Consolidated Income Statement.

$ million	Twelve months to 31-Dec-07 Pro forma actual	Six months to 30-Jun-08 Pro forma actual	Six months to 31-Dec-08 Forecast	Full year to 31-Dec-08 Forecast
Development profit recognised through valuation of properties transferred to Australand Property Trusts	11.8	7.9	32.8	40.7

6.2.2 Sensitivity of Financial Information to Entitlement Offer proceeds received

The financial information is based on the assumption that the Minimum Entitlement Offer Proceeds are raised. The sensitivity analysis set out below illustrates the impact on key financial data if the Maximum Entitlement Offer Proceeds are raised.

	Minimum Entitlement Offer Proceeds ($302million)	Maximum Entitlement Offer Proceeds ($557million)
Operating profit ($ million)	171.6	176.6
EPS (cps)	15.4	14.0
DPS (cps)	11.6	10.8
Net Assets ($million)	2,105.7	2,360.1
Gearing (%)	36.3%	29.9%

Notes and assumptions

The forecast operating profit stated above are based on the following notes and assumptions in relation to future events and actions. These forecasts are sensitive to movements in a number of key variables, details of which are included in the notes and assumptions noted in this section.

Australand operates in a highly competitive market, where profitability can be significantly impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which are outside the control of Directors. As a result no assurance can be given that the forecasts or proposed distributions will be achieved. This section should be read in conjunction with the risks set out in section 8 of this Offer Document. Key general and business assumptions used in determining the forecasts for Australand are set out on the following page.

6.0 Financial information and Investigating Accountant's report continued

General

1. The Forecast Financial Information has been prepared in accordance with the recognition and measurement principles and other authoritative pronouncements of the Australian Accounting Standards Board. The detailed accounting policies applied by Australand can be found in the 2007 Annual Report. It is assumed that these will not change during the forecast period.
2. Effective date – The Financial Information has been prepared on the assumption that the Minimum Entitlement Offer Proceeds are received progressively from 14 August 2008. The sensitivity analysis illustrates the impact on key financial data if the Maximum Entitlement Offer Proceeds are received.
3. The nature of business operating costs are consistent period on period with those of the year ended 31 December 2007.
4. No significant industrial, contractual, competitive or political disturbances or other matters beyond the control of Australand, affect the continuity of its operations.
5. No material legal claims or liabilities arise that would affect the Forecast Financial Information, refer risks set out in section 8.
6. No significant changes occur in the competitive landscape of the Australian property industry.
7. Interest expense is calculated at a weighted average interest rate having consideration of Australand's cost of borrowing (inclusive of margin and fees), interest rate swaps agreements in place and allowance for expected capital commitments. The Forecast Financial Information assumes no further movement in interest rates or credit spreads.
8. The forecast operating profit includes estimated interest savings in the range of approximately $5-$10 million (net of tax) depending on the Minimum Entitlement Offer Proceeds or the Maximum Entitlement Offer Proceeds are received and applied against outstanding interest bearing liabilities.
9. No significant changes occur in legislation, regulatory requirements or government policy or to the political or economic environment in Australia that would impact Australand's Forecast Financial Information.
10. Australand pays distributions evenly throughout the financial year resulting in DPS exceeding EPS for the six months ended 30 June 2008. This is a timing difference only. The full year forecast EPS exceeds forecast DPS.
11. EPS is based on operating profit after tax and minority interests, excluding write down of development and joint venture inventories and gains/losses in property revaluations. EPS calculations are based on a weighted average number of securities in accordance with accounting standards.
12. No change to Australian income tax legislation which could have a material impact on Australand's financial results, cash flows or franking account. No changes to existing tax legislation relating to GST, land tax or other indirect taxes which would affect forecast transactions.
13. As a result of the presentation of the pro forma financial information and associated analysis in the format necessary for this Entitlement Offer, amounts presented may have been rounded differently to previously published financial information. These differences are immaterial and do not effect the integrity of the Forecast Financial Information.

Residential Business notes and assumptions

- The Residential Business Forecast Financial Information is based on the demand for lots from a number of projects that Australand makes available for sale in the markets in which it operates. The Forecast Financial Information includes an assessment of pending and conditional contracts and demand for existing lots and lots due to be available for sale during the six months ending 31 December 2008, particularly in relation to Port Coogee in Western Australia, on which the forecast is materially dependent. This forecast demand arises from an assessment of lot sales which is based on :
  - marketing activities undertaken;
  - customer enquiries;
  - historical sales rates;
  - historical sales prices;
  - the impact of demographic changes; and
  - economic conditions.

Commercial & Industrial Business notes and assumptions

- Forecast revenue and profit from the development of commercial and industrial projects is largely based on the contractual agreements with customers. The agreed value included in these contracts is either based on a fixed price contract or an agreed on-completion value. The on-completion value is arrived at by obtaining an independent valuation of the expected market value of the property at the time of practical completion. The independent valuation takes into account a number of matters including:
  - future revenue steams (income yields);
  - capitalisation rates;
  - ongoing property management costs;
  - lease expiry profile;
  - other contractual conditions; and
  - location and condition of the property.
- Latest valuation assumptions have been taken into consideration when establishing the forecast development profit on these projects.

Investment Property Business notes and assumptions

- No investment properties are forecast to be acquired from external parties or disposed of during the forecast period.
- The Forecast Financial Information assumes rental increases are achieved in line with contractual obligations of clients, based on market conditions and standard terms of contract. Net property income includes rental revenue from completed investment properties. Forecast rental revenue comprises tenants' rent and recoverable outgoings charged to tenants less rental expenses. Forecast rental revenue is based on current and expected lease terms, and where applicable, expectations for any changes on review and renewal, taking into account expected market growth and CPI increases.
- The forecast profit for the six months to 31 December 2008 does not include an estimate of the market value based on future revaluations of changes in fair value of investment properties as required by AIFRS. The six months to 30 June 2008 includes an actual revaluation loss recognised.

6.3 Pro forma Consolidated Balance Sheet

6.3.1 Balance Sheet

The following Australand pro forma consolidated balance sheet shows the impact of the Entitlement Offer on Australand's net assets compared to the consolidated balance sheet at 30 June 2008 based on the receipt and application of the Minimum Entitlement Offer Proceeds.

The effect on Australand's net assets of the receipt and application of the Maximum Entitlement Offer Proceeds is set out in the sensitivity table in section 6.2.2.

The pro forma consolidated balance sheet assumes that funds raised from the Entitlement Offer are applied toward improving the Group's liquidity position.

$ million	31 Dec 2007 Actual	30 Jun 2008 Actual	Adjustments	30 Jun 2008 Pro forma
Current Assets				
Cash assets	55.8	67.2		67.2
Receivables	426.7	348.9		348.9
Inventories	376.7	405.4		405.4
Other	3.0	4.0		4.0
Derivative financial instruments	1.3	5.9		5.9
Total Current Assets	863.5	831.4	0.0	831.4
Non-Current Assets				
Inventories	735.1	655.6		655.6
Investments accounted for using the equity method	212.2	264.7		264.7
Investment in AWPF6	42.9	40.1		40.1
Investment in New Business	0.0	0.0		0.0
Investment properties	1,882.0	2,176.5		2,176.5
Plant and equipment	5.9	8.8		8.8
Derivative financial instruments	47.6	49.7		49.7
Deferred Tax Asset	0.0	0.0	1.4	1.4
Total Non-Current Assets	2,925.7	3,195.4	1.4	3,196.8
Total Assets	**3,789.2**	**4,026.8**	**1.4**	**4,028.2**
Current Liabilities				
Payables	105.0	151.6		151.6
Interest bearing liabilities	151.8	774.8	(100.0)	674.8
Current tax liabilities	31.8	27.3		27.3
Provisions	108.0	105.1		105.1
Land vendor liabilities	43.2	51.4		51.4
Total Current Liabilities	439.8	1,110.2	(100.0)	1,010.2
Non-Current Liabilities				
Interest bearing liabilities	1,410.5	1,027.5	(197.2)	830.3
Deferred tax liabilities	33.5	10.2		10.2
Provisions	34.6	33.5		33.5
Land vendor liabilities	22.1	38.3		38.3
Total Non-Current Liabilities	1,500.7	1,109.5	(197.2)	912.3
Total Liabilities	**1,940.5**	**2,219.7**	**(297.2)**	**1,922.5**
Net Assets	**1,848.7**	**1,807.1**	**298.6**	**2,105.7**
Equity				
Equity holders of AHL and APT:				
Contributed equity	984.0	985.0	247.1	1,232.1
Reserves	38.4	44.3		44.3
Retained profits	292.7	244.1		244.1
Total consolidated entity interest	1,315.1	1,273.4	247.1	1,520.5
Equity holders of APT4 and APT5 (minority interest)	264.9	265.0	51.5	316.5
Stapled security holders interest in the Group	1,580.0	1,538.4	298.6	1,837.0
ASSETS hybrid equity	268.7	268.7		268.7
Total Equity	**1,848.7**	**1,807.1**	**298.6**	**2,105.7**
Gearing	40.4%	43.8%		36.3%

1 Australand's $563 million CMBS facility issued in 2004 matures in June 2009. This has resulted in the facility being shown as a current liability, as at 30 June 2008. Refer section 8.3.2.

2 Australand Tax Exempt Employee Security Plan (TEP). To allow staff to participate in the benefits of being an Australand stapled security holder, and to better align their interests with those of security holders, the Company introduced the TEP in May 2007. The TEP provides up to $1000 (tax free) worth of Australand stapled securities to staff members who have been with the company for more than 9 months. Allocations that are approved by the Board are normally made in September of each year.

3 Transaction costs of approximately $4.5 million have been charged against contributed equity and tax effected in net assets.

6.4 Accounting Policies

The principle accounting policies adopted in the preparation of the Financial Forecast Information included in Section 6 of the Offer Document is based on the summary of significant accounting policies (note 1) as documented in Australand's 2007 Annual Report, which can be found at www.australand.com.au.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

The Directors
Australand Holdings Limited
Australand Property Limited
Australand Investments Limited
1C Homebush Bay Drive
RHODES NSW 2138

28 July 2008

Subject: Investigating Accountant's Report on Forecast Financial Information

Dear Sirs

We have prepared this report on forecast financial information of Australand Holdings Limited, Australand Property Limited in its capacity as responsible entity of Australand Property Trust and Australand Investments Limited in its capacity as responsible entity of Australand Property Trust No. 4 and Australand Property Trust No.5 (together the **Group**) for inclusion in the Offer Document dated on or about 28 July 2008 (the **Document**) relating to the issue of stapled securities in the Group.

Expressions defined in the Document have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the **Report**) covering the following information:

Financial Information

(a) forecast Group consolidated income statement for the six month period from 1 July to 31 December 2008 as set out in section 6.2.1

(b) forecast Group consolidated income statement for the full year to 31 December 2008 (comprising pro forma results for the six months ending 30 June 2008 and forecast Group results for the six months ending 31 December 2008) as set out in section 6.2.1

(the "Forecasts")

PRICEWATERHOUSECOOPERS

The Directors
28 July 2008

(c) pro forma consolidated Group balance sheet as at 30 June 2008, being the Actual 30 June 2008 balance sheet adjusted for the pro forma transactions relating to the Offer Document as set out in section 6.3.1

(the "Pro forma Balance Sheet")

(collectively the Financial Information).

This Report has been prepared for inclusion in the Document. We disclaim any assumption of responsibility for any reliance on this Report or on the Financial Information to which it relates for any purposes other than for which it was prepared.

Scope of review of Financial Information

The Directors of the Group are responsible for the preparation and presentation of the Forecasts, including the best estimate assumptions, which include the pro forma transactions, on which they are based.

The Actual Group balance Sheet of the Group has been extracted from the audited financial statements of the Group, which were audited by PricewaterhouseCoopers that issued an unmodified audit opinion on the financial statements. The Pro forma Balance Sheet incorporates such adjustments as the Directors of the Group considered necessary to reflect the operations of the Group going forward. The Directors of the Group are responsible for the preparation of the Pro forma Balance Sheet, including determination of the adjustments

Our review of the best estimate assumptions underlying the Financial Information was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Financial Information. These procedures included discussion with the Directors and management of the Group and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Financial Information and whether, in all material respects, the Financial Information are properly prepared on the basis of the assumptions and are presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of the Group disclosed in Australand's Annual Report so as to present a view of the Group which is consistent with our understanding of the Group's past, current and future operations.

The Financial Information have been prepared by the Directors to provide investors with a guide to the Group's potential future financial performance based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Financial Information. Actual results may vary materially

(2)

PRICEWATERHOUSECOOPERS

from the Financial Information and the variation may be materially positive or negative. Accordingly, investors should have regard to the investment risks set out in Section 8 of the Document.

Our review of the Financial Information that are based on best estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Financial Information included in the Document.

Review statement on the Forecasts

Based on our review of the Forecasts, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the Forecasts, nothing has come to our attention which causes us to believe that:

(a) the best estimate assumptions set out in Section 6 of the Document do not provide a reasonable basis for the preparation of the Forecasts,

(b) the Forecasts are not properly prepared on the basis of the best estimate assumptions and presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Group disclosed in Australand's Annual Report, and

(c) the Forecasts are unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of the Group. If events do not occur as assumed, actual results and distributions achieved by the Group may vary significantly from the Financial Information. Accordingly, we do not confirm or guarantee the achievement of the Financial Information, as future events, by their very nature, are not capable of independent substantiation.

Review statement on the Pro forma Balance Sheet

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

(a) the pro forma consolidated Group balance sheet as at 30 June 2008 has not been properly prepared on the basis of the Actual 30 June 2008 Balance Sheet and the pro forma transactions,

(b) the pro forma transactions do not form a reasonable basis for the pro forma consolidated Group balance sheet

(c) the Pro forma Balance Sheet as set out in section 6.3.1 of the Offer Document does not present fairly the pro forma consolidated balance sheet of the Group as at 30 June 2008

(3)

PRICEWATERHOUSECOOPERS

The Directors
28 July 2008

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Group disclosed in Australand's Annual Report.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Group have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

Financial Services Guide

We have included our Financial Services Guide as an Annexure to our Report. The Financial Services Guide is designed to assist retail clients in their use of any general financial product advice in our Report.

Yours faithfully

Matthew Lunn
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

Andrew Cloke
Authorised Representative of
PricewaterhouseCooopers Securities Ltd

(4)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

PRICEWATERHOUSECOOPERS SECURITIES LTD FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 28 July 2008

1 About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities") has been engaged by Australand Holdings Limited, Australand Property Limited and Australand Investments Limited (the Group) to provide a report in the form of an Investigating Accountant's Report in relation to the Financial Information (the "Report") for inclusion in the Offer Document dated 28 July 2008.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2 This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3 Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products

4 General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5 Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees of approximately $220,000 (excluding GST).

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6 Associations with issuers of financial products

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business.

7 Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8 Contact Details

PwC Securities can be contacted by sending a letter to the following address:
Matthew Lunn
PricewaterhouseCoopers, Darling Park Tower 2
201 Sussex Street, GPO Box 2650,
Sydney NSW 1171

82 - 4507

Taxation ■


7.0

7.1 Introduction

This section is a general summary of the Australian income tax implications of the Retail Entitlement Offer for Eligible Retail Securityholders. It does not apply to Eligible Retail Securityholders that hold their Existing Stapled Securities as trading stock or revenue assets or will hold their Entitlements as trading stock or revenue assets. Nor does it apply to non-resident Eligible Retail Securityholders that hold their Existing or New Stapled Securities through a permanent establishment in Australia.

Australian tax law is applied differently to Australian residents and foreign residents. Eligible Retail Securityholders that are temporary residents of Australia will, for tax purposes, be treated in the same way as foreign residents. Therefore the sections of this summary dealing with foreign residents will apply to those Eligible Retail Securityholders. This summary only applies to Eligible Retail Securityholders that are foreign residents or temporary residents of Australia that hold less than a 10% interest in Australand and have not previously been an Australian resident.

7.1.1 Disclaimer

The taxation implications of the Retail Entitlement Offer, including the implications of acquiring, holding and disposing of New Stapled Securities and receiving, taking up and renouncing Entitlements, will vary depending upon the particular circumstances of each Eligible Retail Securityholder. Accordingly, all Eligible Retail Securityholders should obtain their own professional advice before concluding on the particular taxation treatment that will apply to them, whether or not those Eligible Retail Securityholders participate in the Retail Entitlement Offer and acquire New Stapled Securities.

7.1.2 Proposed amendment to the Australian tax law

A bill currently before Parliament will, if passed, amend the tax treatment of rights issues *(Tax Laws Amendment (2008 Measures No. 3) Bill 2008* (**Bill**)). The Bill is designed to resolve current uncertainty that arose from a 2007 High Court decision. As presently drafted the Bill will apply retrospectively to the Retail Entitlement Offer. Accordingly, this summary assumes that the Bill is enacted in its current form.

If the *Tax Laws Amendment (2008 Measures No. 3) Bill 2008* is not enacted by Parliament, or is enacted in a different form, then Eligible Retail Securityholders could be taxed on the market value of their Entitlements when they are issued.

7.2 Taxation consequences of the Retail Entitlement Offer for Australian residents

7.2.1 Receipt of the Entitlement

The issue of the Entitlements should not give rise to any tax liabilities for Eligible Retail Securityholders.

7.2.2 Accepting the Retail Entitlement Offer

Eligible Retail Securityholders that accept their Entitlements should not make a capital gain or otherwise derive assessable income from the acceptance. However, Eligible Retail Securityholders will need to consider the capital gains tax (CGT) implications if they dispose of the New Stapled Securities.

7.2.3 Not accepting the Retail Entitlement Offer

For Eligible Retail Securityholders that do not participate in the Retail Entitlement Offer, the Entitlement will lapse. If the Clearing Price exceeds the Application Price those Eligible Retail Securityholders will receive a share of the Retail Premium which they will need to include when preparing their tax returns. There is uncertainty as to whether this amount will be assessable as ordinary income or as a capital gain. For CGT purposes the Entitlement will be taken to have been acquired by Eligible Retail Securityholders when they acquired their Existing Stapled Securities. Therefore, if the amount is assessable as a capital gain (and not as ordinary income) and Eligible Retail Securityholders have held their Existing Stapled Securities for at least 12 months at the time the Entitlement lapses then they should be entitled to reduce that capital gain by the CGT discount of 50% (for individuals and trusts) or 33⅓% (for complying superannuation funds).

7.2.4 Taxation consequences of the Retail Entitlement Offer for foreign residents

Eligible Retail Securityholders that hold an interest in Australand of less than 10% and have not previously been an Australian resident should not be subject to Australian tax by reason of being issued the Entitlement, accepting the Entitlement or not accepting the Entitlement (even if they are paid a share of the Retail Premium).

7.2.5 Taxation consequences of holding and disposing of New Stapled Securities

The New Stapled Securities will be treated in the same way as the Existing Stapled Securities when determining the tax consequences for Eligible Retail Securityholders of holding and disposing of the New Stapled Securities. For CGT purposes the New Stapled Securities will be taken to be acquired at the time of accepting the Entitlement.

82 - 4507

Risks ■



8.0

8.1 Introduction

A number of risks and uncertainties, which are both specific to Australand and of a more general nature, may affect the future operating and financial performance of Australand and the value of its Stapled Securities. You should carefully consider the following risk factors, as well as the other information in this Offer Document and consult your financial and legal advisers before deciding whether to participate in the Entitlement Offer.

8.2 General market risk

Investors should be aware that the market price of Stapled Securities and the future distributions made to Securityholders will be influenced by a number of factors that are common to most listed investments. At any point in time, these may include:

- the Australian and international economic outlook;
- movements in the general level of prices on international and local stock markets;
- changes in economic conditions including inflation, recessions and interest rates;
- changes in Government fiscal, monetary and regulatory policies; and
- the demand for listed stapled securities.

8.3 Primary business risks

Securityholders will be exposed to risks associated with Australand's business activities. The price at which Stapled Securities will trade on the Australian Securities Exchange ("ASX") or Singapore Securities Exchange ("SGX") will be affected by the stock market participants' view of these risks. These risks include:

8.3.1 Effective execution of its strategy

Australand's failure to deliver on or to effectively execute its stated strategy or its failure to redefine its strategy to meet changing market conditions could result in a decline in security prices and a loss of earnings. Australand's ability to execute its strategy is dependent on ensuring that adequate funds are available. If adequate funds are not available, Australand may not be able to execute its strategy, take advantage of opportunities or otherwise respond to competitive pressures.

8.3.2 Renewal and / or servicing of debt facilities as they fall due

Australand's ability to refinance its debt facilities as they fall due (such as the CMBS Facility which is maturing in June 2009) and to repay the debt and associated borrowing costs with this debt will depend upon market conditions and Australand's operating performance.

Changes in the availability and cost of current and future borrowings will impact on Australand's earnings and its ability to conduct its operating activities. Higher than expected inflation rates generally or specific to the building industry could be expected to increase operating costs and development costs. These cost increases may be offset by increased selling prices or rents.

8.3.3 Inflation rates / interest rates

Higher than expected inflation rates generally or specific to the building industry could be expected to increase operating costs and development costs. These cost increases may be able to be offset by increased selling prices or rents.

Increases in interest rates could have the effect of reducing the availability or increasing the cost of finance for the purchase of properties by Australand's customers. Interest rates also impact on Australand's cost of funds.

At 30 June 2008, Australand had a significant portion of its interest bearing debt facilities maturing within the following twelve months. The key component of this renewal is the $563 million CMBS Facility established in 2004 for 5 years which matures in late June 2009. The traditional CMBS markets are closed to new lending, but the Group has made good progress on potentially sourcing alternative facilities.

8.3.4 Property market

Australand's earnings are subject to property market conditions. Increases in supply or falls in demand in any of the sectors of the property market in which Australand operates or invests could influence the acquisition of sites, the timing and value of Australand's sales and the carrying value of projects and income producing assets and this could affect earnings.

A sustained downturn in the commercial and industrial and / or residential property market due to deterioration in the economic climate could result in reduced development profits. In particular the residential property market may be adversely affected by the declining consumer sentiment in light of recent interest rate and fuel price escalations. A decline in sales at Australand's residential property developments, in particular Port Coogee in Western Australia or an inability to sell the products of the Commercial & Industrial Business could affect Australand's revenue and financial position.

8.0 Risks continued

Changes in market conditions for rental properties, including vacancy rates, incentive levels and rental rates may impact on the income received from Australand's income producing assets.

Market sentiment may be influenced by media commentary and observations by industry analysts. Market sentiment has a significant influence on the confidence of Australand's customers and their propensity to buy residential properties. Perception may have a larger short term influence on project enquiry levels and rates of sale than medium term factors such as the likelihood of oversupply or undersupply in some market segments. Although project rates of sale may not have a significant influence on the profitability of individual projects in the medium/long term, a decline in market sentiment, which reduces rates of sale, could adversely influence the amount of profit that can be brought to account in a particular financial period.

8.3.5 Potential illiquidity

Property assets are by their nature illiquid investments. Therefore, it may not be possible for Australand to dispose of assets in a timely manner. To the extent that Australand invests in properties for which there may be only a limited number of potential investors, the realisable value of those assets may be less than the full value indicated by Australand's expectations of future cash flows from the relevant properties.

8.3.6 Development risk

Part of Australand's business is to identify, analyse and invest in property development projects. Property development projects have a number of inherent risks in addition to those associated with acquisitions generally, including:

- a risk that appropriate planning consents are not obtained or, if obtained, are not properly adhered to;
- a risk that development costs escalate beyond those originally anticipated;
- a risk of project delays due to factors beyond the control of Australand;
- a risk that any property development manager and/or subcontractor appointed to implement a property development project does not perform their role to a satisfactory standard or acts or fails to act in breach of contract;
- a risk that competing property development projects adversely affect the overall return achieved by any property development projects undertaken by Australand, because they provide competitive alternatives for potential purchasers and potential lessees;
- a risk that market conditions change during any development; and
- a risk that planned consents are not obtained or not as originally planned.

Although some of these risks can be mitigated, it is not possible to remove entirely the risks inherent in property development projects.

8.3.7 Land values

Unanticipated factors affecting the value of land or development costs, including environmental issues, native title claims, changes to government regulations relating to property, land resumptions and major infrastructure developments might impact on future earnings.

8.3.8 Property values

Unanticipated factors influencing the value of investment property held by the Investment Property Business or the realisable value of development trading stock held by the Development Businesses, such as those listed below, could impact on future earnings:

- The capitalisation rates that are considered appropriate by professional valuers, for the income producing properties held by Australand, in response to changes in market conditions. An increase in capitalisation rates could lead to a sustained downturn in the property market resulting in a lower reported profit and a higher debt/equity ratio for the Group.
- Changes in the conditions of town planning consents applicable to Australand projects, as a consequence of the unpredictable nature of council policies.

- Variances in the cost of development as a consequence of the imposition of levies by state and local government agencies.
- The presence of previously unidentified threatened flora and fauna species, which may influence the amount of developable land on major projects.
- The activities of resident action groups.
- Native title claims.
- Land resumptions for roads and major infrastructure, which cannot be adequately offset by the amount of compensation eventually paid.
- Changes to the value of property developments currently in progress due to market conditions.

8.3.9 Purchasers settlement

A failure of a significant portion of purchasers to settle on major development projects such as Port Coogee in Western Australia, could affect the timing and amount of future earnings.

8.3.10 Land restocking

Australand's inability to acquire major development sites in chosen geographical areas at an appropriate price could result in reduced land development profits.

8.3.11 Joint ventures

Australand's failure to effectively structure and administer its joint ventures to meet its strategic initiatives and business objectives could result in major adverse financial outcomes, an inability to acquire major development sites and investment properties as well as increased exposure to legal, regulatory and tax risk.

8.3.12 OH&S

Poor work practices resulting in fatality and / or serious injury or a failure to comply with the necessary OH&S regulatory requirements could result in reputational damage, fines, penalties and compensation for damages as well as poor staff morale and industrial action.

8.3.13 Environmental

The discovery of, or incorrect assessment of costs associated with, environmental contamination on any of Australand's projects could have an adverse effect on the profitability and timing of receipt of revenue from that project. It is Australand's policy to undertake detailed environmental due diligence on any property before acquisition.

8.3.14 Climate change and climatic conditions

Australand's failure to adequately respond to the impact of climate change and associated legislative requirements could result in litigation (if reporting requirements are not met), reduced profit due to the impact of increased costs associated with energy efficiency and other costs associated with upgrading existing buildings to comply with new building codes. Australand would also be adversely impacted by a loss of market share if building designs are not addressing community expectations or matching competitor products on sustainability issues.

Prolonged adverse weather conditions may result in delays in construction and marketing and possibly deferral of revenue and profit recognition.

8.0 Risks continued

8.3.15 Industrial disputes

Industrial disputes which affect the supplies of building materials, sub-contractors and independent builders engaged to undertake construction on Australand's development sites may impact on the Group's earnings.

8.3.16 Regulatory risk

Australand operates in a highly regulated environment and is subject to a range of industry specific and general legal and other regulatory controls (including Australian financial services licensing requirements). Regulatory breaches may affect Australand's operational and financial performance, through penalties, liabilities, restrictions on activities and compliance and other costs.

In addition, changes in government and local government regulations and policies (including government land development, public housing and first home-buyer assistance and tenancy laws) and delays in the granting of approvals or the registration of subdivision plans may affect the amount and timing of Australand's future profits.

8.3.17 Taxation

Changes in income tax, GST or stamp duty legislation or other state or federal tax legislation or policy, particularly in regard to residential housing, property development activity and investment in income producing property may adversely affect Australand's profit. Any removal of the concessions for individuals in respect of capital gains tax or relating to negative gearing of income producing properties could have an adverse effect on Australand's sales or the value of its investments. Australand constantly monitors these changes to taxation law and the impact of the changes is assessed by Australand's taxation department as well as external experts where required.

Due to the nature of the Group's development operations, which can involve complex financing structures and joint venture arrangements, the Australian Taxation Office ("ATO") periodically reviews and queries the taxation treatment of various transactions, which could result in additional tax being levied. Over the last three years, the ATO has been undertaking a GST specific issues audit on certain AHL wholly-owned residential projects. AHL has cooperated in full with the ATO audit process which is ongoing at the date of preparation of this offer document. At this time neither the timing nor the conclusion of this audit are certain.

If the *Tax Laws Amendment (2008 Measures No. 3) Bill 2008* is not enacted by Parliament (see section 7.1.2), or is enacted in a different form, then Eligible Retail Securityholders could be taxed on the market value of their Entitlements when they are issued.

8.3.18 Human resources

The loss of senior key staff, management personnel who have particular expertise in property development, construction and the marketing of investment properties, and the unavailability of skilled labour may influence future earnings.

8.3.19 Accounting standards

Changes to Australian Accounting Standards could affect Australand's reported earnings performance in any given period and its financial position from time to time.

8.3.20 Tenant and purchaser solvency

Insolvency or financial distress of tenants of Australand's income producing properties may reduce the income received by Australand from such assets.

Purchasers may default on the settlement of purchase agreements and the resale of those properties may be at a lesser amount.

8.3.21 Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS)

ASSETS are securities issued by ASSETS Trust, an independent trust with its own unit holders which has provided funding to Australand. ASSETS holders have the benefit of a direct, unsecured and subordinated guarantee from the Australand Entities that ranks ahead of Australand Securityholders but behind senior creditors for all amounts which are due and payable.

Australand will step up the distribution rate of its $275 million ASSETS hybrid from 230 basis points to 480 basis points above the 90 day bank bill swap rate, effective 1 October 2008. The terms of the securities provide Australand with the opportunity of fully or partially redeeming ASSETS every quarter at the step up date. It is Australand's intentions to review its options on a regular basis.

For more information on ASSETS and ASSETS Trust refer to the investor centre of the Australand website at www.australand.com.au.

8.3.22 Rental guarantees

Australand has given rental guarantees in connection with a number of properties developed and sold by it, particularly commercial office properties in Sydney and Melbourne. Australand has included in its forecast an estimate of potential exposure to rental guarantees based on its assessment of the rental demand for the properties in question. It is possible that the market conditions will deteriorate, or that for other reasons any of the relevant properties will not be leased at the rentals or within the period assumed in calculating the relevant contingency provisions. This may result in expenses being incurred by Australand in excess of the relevant contingency proportions that have been made by Australand, which may have a material negative impact on future earnings of the Group.

8.4 Other significant risks

The future performance of Australand, including distributions, asset valuations and the market value of Stapled Securities quoted on ASX and SGX, may be influenced by a range of factors outside the control of Australand or its Directors. Although the Directors of Australand have endeavoured to ensure that the assumptions made in the preparation of the Forecast Financial Information (set out in section 6) are reasonable, there are a number of risk factors that may impact on the achievement of the forecast. These risks include, in addition to those set out above:

- Movements in the Australian and international stock markets and changes in economic conditions or in interest rates that may affect prices at which quoted securities are traded. Investors should be aware that there are risks associated with any investment in securities and that the prices of securities can move down as well as up.
- Changes in the stock market rating of Stapled Securities relative to other quoted securities, especially those of other property vehicles.
- Changes in laws and government policy, including relevant accounting standards and tax laws that may affect future earnings and the attractiveness of investment in the Stapled Securities.
- Delivery risks such as prolonged adverse weather, industrial disputes and labour, contractor and material shortages.
- Australand may become involved in unforeseen litigation.
- War or terrorist attacks may occur and insurance cover may not be available to cover Australand property and developments for such attacks.

82 - 4507

Additional information


9.0

9.1 Continuous disclosure

Each Australand Entity is a "disclosing entity" under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules, including the preparation of annual reports and half yearly reports.

Each Australand Entity is required to notify the ASX of information about specific events and matters as they arise for the purposes of the ASX making that information available to the stock markets conducted by the ASX. In particular, each of the Australand Entities has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify the ASX immediately of any information of which it is or becomes aware which a reasonable person would expect to have a material effect on the price value of its securities. That information is available to the public from the ASX.

Copies of documents lodged with ASIC in relation to an Australand Entity may be obtained from an ASIC office.

9.2 Rights and liabilities attaching to New Stapled Securities

Each New Stapled Security issued pursuant to this Offer Document will comprise one AHL Share, one APT Unit (issued by APL as responsible entity of APT) and one APT4 Unit and one APT5 Unit (each issued by AIL as responsible entity of APT4 and APT5). New Stapled Securities will rank equally with the Existing Stapled Securities.

The rights and liabilities attaching to Stapled Securities are set out in the constitutions of AHL, APT, APT4 and APT5. A copy of each is available at www.australand.com.au.

9.3 Consents

PricewaterhouseCoopers Securities Ltd has given its consent to the inclusion of the Investigating Accountant's Report in the form and context in which it appears in this Offer Document.

Each of Macquarie Capital Advisers Limited, Mallesons Stephen Jaques, PricewaterhouseCoopers, PricewaterhouseCoopers Securities Ltd and Computershare Investor Services Pty Limited have given their consent for their name to appear in the corporate directory in the capacity in which they are named.

None of the parties referred to above has made or authorised the making of any statement that is included in this Offer Document or any statement on which a statement in this Offer Document is based, other than any statement or report included in this Offer Document with the consent of that party as specified above. To the maximum extent permitted by law each of these parties expressly disclaims and takes no responsibility for any statements in or omissions from this Offer Document other than references to its name or a statement or report included in this Offer Document with the consent of that party as specified above.

9.4 ASX waivers

In order to conduct the Entitlement Offer, Australand has sought, and been granted, certain waivers to the Listing Rules by ASX. ASX has granted Australand waivers from ASX Listing Rules 3.20, 7.1, 7.40 and 10.11 subject to a number of conditions including that:

- all Securityholders are offered their pro-rata share of the Entitlement Offer unless ASX Listing Rule 7.7.1 would permit the Securityholder to be excluded from the Entitlement Offer;
- New Stapled Securities are offered under the Institutional Offer and Retail Offer at the same price and same ratio; and
- related parties do not participate beyond their pro-rata share other than pursuant to bona fide underwriting arrangements that are disclosed in this Offer Document. There is no such underwriting arrangement.

9.5 ASIC relief

ASIC has granted a modification of the following sections of the Corporations Act:

- 9A, as notionally modified by Class Order 08/35, to allow the Offer to qualify as a rights issue as defined in that section;
- 601GAA(3)(a), as notionally inserted by ASIC Class Order 05/26, to allow the Entitlement Offer to fall within the requirements of that Class Order;
- 611, to ensure that the Entitlement Offer meets exemption 10 of the table to that section in respect of CapitaLand and its members;
- 1017E, to allow Australand to use a single bank account into which the Application Monies will be deposited; and
- 1019A, to exempt the Entitlement Offer from the cooling-off requirements imposed by that subsection.

9.6 Privacy

As a Securityholder, Australand and the Registry have already collected certain personal information from you. If you apply for New Stapled Securities, Australand and the Registry may update that personal information or collect additional personal information. Such information may be used to assess your acceptance of New Stapled Securities, service your needs as a Securityholder, provide facilities and services that you request and carry out appropriate administration.

To do that, Australand and the Registry may disclose your personal information for purposes related to your security holding to their agents, contractors or third party service providers to whom they outsource services, including to the Manager in order to assess your acceptance of New Stapled Securities, the Registry for ongoing administration of the register, printers and mailing houses for the purposes of preparation and distribution of Security Holder information and for handling of mail, or as otherwise authorised under the Privacy Act 1988 (Cwth).

If you do not provide us with your personal information we may not be able to process your application. In most cases you can gain access to your personal information held by (or on behalf of) Australand or the Registry. We aim to ensure that the personal information we retain about you is accurate, complete and up to date. To assist us with this, please contact us if any of the details you have provided change. If you have concerns about the completeness or accuracy of the information we have about you, we will take steps to correct it. You can request access to your personal information by telephoning or writing to Australand through the Registry as follows:

Computershare Investor Services Pty Limited,
Level 2, 60 Carrington Street, Sydney, NSW 2000,
or by telephone: 1800 286 596 (within Australia)
or +613 9415 4395 (outside Australia),
or by email: privacy@computershare.com.au

9.7 Effect of the Entitlement Offer on control

The Entitlement Offer is not underwritten. CapitaLand, through its controlled entities, owns approximately 54% of the Existing Stapled Securities on issue and is, therefore, Australand's majority Securityholder. The controlled entities of CapitaLand holding Existing Stapled Securities have each provided an irrevocable undertaking to subscribe for its full Entitlement. Accordingly, and as described below, depending on the level of participation of Eligible Securityholders and Institutional Investors in the Entitlement Offer, CapitaLand's percentage securityholding in Australand could increase.

The potential effect the Entitlement Offer will have on the control of Australand, and the consequences of that effect, is as follows.

- If all of the New Stapled Securities offered under the Entitlement Offer are taken up by Eligible Securityholders and Institutional Investors, the level of control of CapitaLand will stay the same (ie, CapitaLand will continue to own approximately 54% of the Stapled Securities on issue) and the level of control of:
  - the Institutional Investors who take up New Stapled Securities under the Bookbuilds will increase;
  - all Eligible Securityholders who do not subscribe for their full Entitlement will decrease; and
  - all Ineligible Securityholders will decrease as they are not eligible to participate in the Entitlement Offer.
- If some, but not all, of the New Stapled Securities offered under the Entitlement Offer are taken up by Eligible Securityholders and Institutional Investors, the level of control of CapitaLand will increase (ie, CapitaLand will own more than 54% of the Stapled Securities on issue) and the level of control of:

- the Institutional Investors who take up New Stapled Securities under the Bookbuilds will increase;
- all Eligible Securityholders who subscribe for New Stapled Securities in excess of their Entitlement will increase;
- all Eligible Securityholders who do not subscribe for their full Entitlement will decrease; and
- all Ineligible Securityholders will decrease as they are not eligible to participate in the Entitlement Offer.

If CapitaLand is the only Eligible Securityholder to take up its Entitlement and no New Stapled Securities are taken up by Institutional Investors under the Bookbuilds, CapitaLand's level of control will increase and it will own approximately 70% of the Stapled Securities on issue.

9.8 Offer Management Agreement

The Manager and the Australand Entities have entered into an offer management agreement dated on or about 28 July 2008 (**Offer Management Agreement**). Under the agreement, the Manager agrees to act as manager on the terms and conditions of the Offer Management Agreement and to settlement underwrite the number of New Stapled Securities that are allocated to Institutional Investors under the Renounced Institutional Entitlement Bookbuild and the Renounced Retail Entitlement Bookbuild.

Customary and usual representations and warranties are given by the parties in relation to matters such as power to enter into the Offer Management Agreement, corporate authority and approvals and their compliance with the Corporations Act and Listing Rules in relation to the Entitlement Offer.

The Australand Entities give a number of further representations and warranties, including that this Offer Document and related public documents and public statements made in relation to the Entitlement Offer or the Australand Entities will not contain any statements that are misleading or deceptive or any omissions, and that the issue and distribution of such documents will not constitute misleading or deceptive conduct, and that none of the information supplied to the Manager is misleading or deceptive in a material respect or contains any material omissions.

The Manager may terminate its obligations under the Offer Management Agreement by notice in writing to the Australand Entities on the occurrence of a number of customary termination events. These include any material statements in this Offer Document being or becoming misleading or deceptive or a material omission in this Offer Document certain major disruptions to financial markets, the Australand Entities withdrawing the Entitlement Offer, or for a market fall of at least 10% over three consecutive business days.

Subject to certain exclusions relating to, amongst other things, wilful default, fraud, wilful misconduct or negligence by an indemnified party, the Australand Entities agree to keep the Manager and certain affiliated parties indemnified from all losses incurred directly or indirectly as a result of certain circumstances arising in connection with the Entitlement Offer (including where the Australand Entities fail to perform any of their obligations under the Offer Management Agreement).

Glossary ■



10.0

Term	Definition
$	Refers to Australian dollars.
AEST	Australian Eastern Standard Time.
AIFRS	Australian equivalents to International Financial Reporting Standards.
Applicants	An Eligible Securityholder who submits an Application together with Application Monies (each an Applicant).
Application	An application for New Stapled Securities in the Entitlement Offer made by an Applicant in an Entitlement and Acceptance Form or such other form as approved by Australand.
Application Monies	Monies received from persons applying for New Stapled Securities pursuant to the terms of the Entitlement Offer.
Application Price	$0.60, the price payable for one New Stapled Security under the Entitlement Offer.
AHL Share	One ordinary share in AHL.
APT Unit	One ordinary unit in APT
APT4 Unit	One ordinary unit in APT4.
APT5 Unit	One ordinary unit in APT5.
ASIC	Australian Securities and Investments Commission.
ASSETS	Australand Subordinated Step-Up Exchangeable Trust Securities issued by Australand Property Limited as responsible entity of ASSETS Trust.

ASSETS Trust	Australand ASSETS Trust (ARSN 115 338 513).
ASX	ASX Limited ACN 008 624 691 or the market conducted by it as the context requires.
ASX Listing Rules	The listing rules of ASX.
Australand or Group	Australand Holdings Limited, Australand Property Limited as the responsible entity of Australand Property Trust, Australand Investments Limited as the responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5.
Australand Entitlement Offer Information Line	1800 004 686 (toll free within Australia) or +61 3 9415 4218 (from outside Australia). This information line is open from 8.30am to 5.00pm (AEST) Monday to Friday during the Offer Period.
Australand Entity	Each of Australand Holdings Limited, Australand Property Limited as the responsible entity of Australand Property Trust, Australand Investments Limited as the responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5.
Australand Investments Limited or AIL	Australand Investments Limited (ABN 12 086 673 092) acting, unless otherwise specified, in its capacity as responsible entity and trustee of the Australand Property Trust No.4 and the Australand Property Trust No.5.
Australand Property Limited or APL	Australand Property Limited (ABN 90 105 462 137) acting, unless otherwise specified, in its capacity as responsible entity and trustee of the Australand Property Trust.
Australand Property Trust or APT	Australand Property Trust (ARSN 106 680 424) constituted by trust deed dated 14 September 2003.
Australand Property Trust No. 4 or APT4	Australand Wholesale Property Trust No. 4 (ARSN 108 254 413) declared by Australand Wholesale Investments No. 4 Limited by deed dated 30 September 2002.
Australand Property Trust No. 5 or APT5	Australand Wholesale Property Trust No. 5 (ARSN 108 254 771) declared by Australand Wholesale Holdings Limited by deed dated 19 October 2003.
Bookbuilds	the Renounced Institutional Entitlement Bookbuild and the Renounced Retail Entitlement Bookbuild
CapitaLand	CapitaLand Limited (SG1J27887962).
Clearing Price	The clearing price per stapled security determined under either the Renounced Institutional Entitlement Bookbuild or the Renounced Retail Entitlement Bookbuild.
CMBS Facility	Refers to Australand's CMBS facility maturing in June 2009.
Commercial & Industrial Business	Australand's commercial and industrial business unit as described in section 5.2.1.

10.0 Glossary continued

Corporations Act	Corporations Act 2001 (Cwlth).
CPI	Consumer price index.
DPS	Distributions per Stapled Security.
Development Businesses	The Commercial & Industrial Business and the Residential Business.
EBIT	Profit from operating activities before borrowing costs and income tax expense.
EBITDA	Profit from operating activities before borrowing costs, income tax expense, depreciation and amortisation.
Eligible Institutional Securityholder	A Securityholder (either directly or through a custodian) as at the Record Date to whom Australand or the Manager has extended an offer to subscribe for New Stapled Securities under the Institutional Entitlement Offer on the basis of Australand's or the Manager's belief that they were an Institutional Investor.
Eligible Retail Securityholder	A Securityholder as at the Record Date, who has a registered address in Australia or New Zealand and has not received an invitation to participate in the Institutional Entitlement Offer.
Eligible Securityholders	A person who is an Eligible Institutional Securityholder or an Eligible Retail Securityholder.
EPS	Earnings per Stapled Security.
Entitlement	The entitlement of an Eligible Securityholder to subscribe for 1 New Stapled Security for every 1 Existing Stapled Security held at the Record Date pursuant to the Entitlement Offer.
Entitlement and Acceptance Form	A personalised acceptance form in the form accompanying this Offer Document pursuant to which Applicants may apply for New Stapled Securities.
Entitlement Offer	The offer of New Stapled Securities pursuant to this Offer Document.
Existing Stapled Securities	Stapled Securities issued before 7.00pm (AEST) on the Record Date.
Forecast Financial Information	The forecast financial information as described in section 6.1.
Final Allotment Date	9 September 2008.
Final Retail Close	5.00pm (AEST), 26 September 2008.
Group	See the definition of "Australand".
Historical Financial Information	The historical financial information as described in Section 6.1.
Ineligible Institutional Securityholder	A Securityholder who, if they had a registered address in Australia or New Zealand would, in the reasonable opinion of the Australand Entities, be an Institutional Investor, but who the Australand Entities and the Manager agree will not receive an offer under the Institutional Offer.

Ineligible Retail Securityholder	A Securityholder who is not an Eligible Institutional Securityholder, an Ineligible Institutional Securityholder or an Eligible Retail Securityholder.
Ineligible Securityholder	An Ineligible Institutional Securityholder or and Ineligible Retail Securityholder.
Initial Allotment Date	15 August 2008.
Initial Retail Close	5.00pm (AEST), 11 August 2008.
Institutional Entitlement Offer	The offer of New Stapled Securities to Eligible Institutional Securityholders under the Entitlement Offer as described in section 3.5.1.
Institutional Investor	A person in a jurisdiction agreed between the Australand Entities and the Manager to whom offers and issues of New Stapled Securities may lawfully be made without the need for disclosure to investors under Chapter 6D or Part 7.9 of the Corporations Act or without any other lodgment, registration or approval with or by a governmental agency (other than one with which Australand, in its absolute discretion, is willing to comply).
Institutional Premium	The amount by which the Clearing Price under the Institutional Entitlement Offer exceeds the Application Price.
Investigating Accountant	PricewaterhouseCoopers Securities Ltd
Investment Property Business	Australand's investment property business unit as described in section 5.2.3.
Manager	Macquarie Capital Advisers Limited (ABN 79 123 199 548) (AFSL 314416).
Minimum Entitlement Offer Proceeds	Approximately $302 million which represents the gross proceeds of the Entitlement Offer if CapitaLand is the only Eligible Securityholder to take up its Entitlement and no New Stapled Securities are taken up by Institutional Investors under the Bookbuilds.
Maximum Entitlement Offer Proceeds	Approximately $557 million which represents the gross proceeds of the Entitlement Offer if Eligible Securityholders and Institutional Investors take up all of the New Stapled Securities offered under the Entitlement Offer.
New Stapled Securities	A Stapled Security offered for subscription on the basis of, and under the terms of, the Entitlement Offer.
NTA	Net tangible assets.
Offer Document	This document dated 28 July 2008.
Offer Management Agreement	The agreement dated 28 July 2008 between the Australand Entities and the Manager as described in section 9.8.
Offerors	Each of the Australand Entities.
Offer Period	Refers to the period from 5 August 2008 to 26 August 2008.

10.0 Glossary continued

Record Date	The date for determining entitlements under the Entitlement Offer, being 7.00pm (AEST) on 31 July 2008.
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277).
Renounced Institutional Entitlement Bookbuild	The bookbuild to be conducted following the Institutional Entitlement Offer, as described in section 3.5.2.
Renounced Retail Entitlement Bookbuild	The bookbuild to be conducted following the Retail Entitlement Offer, as described in section 3.6.2.
Residential Business	Australand's residential business unit (as described in section 5.2.2).
Retail Entitlement Offer	The offer of New Stapled Securities to Eligible Retail Securityholders as described in section 3.6.1. The Retail Entitlement Offer is not underwritten.
Retail Premium	The amount, if any, by which the Clearing Price under the Renounced Retail Entitlement Bookbuild exceeds the Application Price.
S$	Refers to Singaporean Dollars.
Securityholder	The registered holder of a Stapled Security.
SGX	Singapore Securities Exchange.
Stapled Security	An AHL Share, an APT Unit, an APT4 Unit and an APT5 Unit which are stapled together (so that they must not be traded separately).
US Person	Has the meaning given in the United States Securities Act of 1933.

82 - 4507

Corporate directory



11.0

Australand
Level 3, Building C
1 Homebush Bay Drive
Rhodes NSW 2138
Phone (02) 9767 2000
Facsimile (02) 9767 2900
See www.australand.com.au

Auditor
PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 2171

Investigating Accountant
PricewaterhouseCoopers Securities Ltd
201 Sussex Street
Sydney NSW 2171

Manager
Macquarie Capital Advisers Limited
No. 1 Martin Place
Sydney NSW 2000

Legal Adviser
Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Registry
Computershare Investor Services Pty Ltd
Level 3
60 Carrington Street
Sydney NSW 2000

82 - 4507

AUSTRALAND

AUSTRALAND

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

28 July 2008

NOTICE UNDER SECTIONS 708AA(2)(f) AND 1012DAA(2)(f) OF THE CORPORATIONS ACT 2001 AS NOTIONALLY MODIFIED BY ASIC CLASS ORDER 08/35

This notice is given by Australand Holdings Limited, Australand Property Limited, as the responsible entity of Australand Property Trust, and Australand Investments Limited, as responsible entity of Australand Property Trust No.4 and Australand Property Trust No.5, (together, "**Australand**") under sections 708AA(2)(f) and 1012DAA(2)(f) of the *Corporations Act* 2001 (Cth) ("**Act**") as modified by Australian Securities and Investments Commission Class Order 08/35 ("**Class Order**").

Australand today announced a renounceable rights issue ("**Rights Issue**") of 1 fully paid Australand stapled security ("**New Stapled Security**") for every Australand stapled security held by securityholders with a registered address in Australia or New Zealand on 30 July 2008 at 7.00pm (AEST) and institutional securityholders with a registered address in Singapore ("**Eligible Securityholders**") at an issue price of $0.60 per New Stapled Security.

An offer document for the Rights Issue will be dispatched to Eligible Securityholders on 5 August 2008 ("**Offer Document**").

Australand confirms that:

(a) the New Stapled Securities offered under the Rights Issue will be issued without disclosure under Part 6D.2 of the Act or a Product Disclosure Statement for the New Stapled Securities being prepared.

(b) this notice is being given under sections 708AA(2)(f) and 1012DAA(2)(f) of the Act as modified by the Class Order;

(c) as disclosing entities, each of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 are subject to regular reporting and disclosure obligations;

(d) as at the date of this notice, Australand has complied with:

- the provisions of Chapter 2M of the Act as they apply to Australand; and
- section 674 of the Act as it applies to Australand;

(e) as at the date of this notice, there is no excluded information of the type referred to in sections 708AA(8), 708AA(9), 1012DAA(8) and 1012DAA(9) of the Act as notionally modified by the Class Order; and

(f) the potential effect the Rights Issue will have on the control of Australand, and the consequences of that effect, are as follows.

AUSTRALAND

- If all of the New Stapled Securities offered under the Entitlement Offer are taken up by Eligible Securityholders and Institutional Investors, the level of control of CapitaLand will stay the same (ie, CapitaLand will continue to own approximately 54% of the Stapled Securities on issue) and the level of control of:
  - the Institutional Investors who take up New Stapled Securities under the Bookbuilds will increase;
  - all Eligible Securityholders who subscribe for New Stapled Securities in excess of their full Entitlement will increase; and
  - all Eligible Securityholders who do not subscribe for their full Entitlement will decrease; and
  - all Ineligible Securityholders will decrease as they are not eligible to participate in the Entitlement Offer.
- If some, but not all, of the New Stapled Securities offered under the Entitlement Offer are taken up by Eligible Securityholders and Institutional Investors, the level of control of CapitaLand will increase (ie, CapitaLand will own more than 54% of the Stapled Securities on issue) and the level of control of:
  - the Institutional Investors who take up New Stapled Securities under the Bookbuilds will increase;
  - all Eligible Securityholders who subscribe for New Stapled Securities in excess of their full Entitlement will increase; and
  - all Eligible Securityholders who do not subscribe for their full Entitlement will decrease; and
  - all Ineligible Securityholders will decrease as they are not eligible to participate in the Entitlement Offer.
- If CapitaLand is the only Eligible Securityholder to take up its Entitlement and no New Stapled Securities are taken up by Institutional Investors under the Bookbuilds, CapitaLand's level of control will increase and it will own approximately 70% of the Stapled Securities on issue.

Yours faithfully

Beverley Booker
Company Secretary
Australand

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Australand (ALZ)

ABN

Australand Holdings Limited (ABN 12 008 443 696) ("**AHL**")
Australand Property Trust (ARSN 106 680 424) ("**APT**")
Australand Property Trust No.4 (ARSN 108 254 413) ("**APT4**")
Australand Property Trust No.5 (ARSN 108 254 771) ("**APT5**")

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities, each comprising one ordinary share in AHL, and one ordinary unit in each of APT, APT4 and APT5
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 927,738,187 ordinary stapled securities (subject to reconciliation of security holder entitlements) will be issued under the Offer (as described in the offer document dated 28 July 2008 ("**Offer Document**")).
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with other ordinary stapled securities.
5	Issue price or consideration	$0.60 per new stapled security.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the issue will be used to recapitalise Australand's balance sheet through paying down existing debt facilities. In addition, it will enable Australand to fund its development pipeline and measured expansion into Asia with its joint venture partner CapitaLand.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	• 15 August 2008 (for new stapled securities issued under the Institutional Offer and under the Retail Offer in respect of those offers accepted before the Initial Retail Close as defined in the Offer Document); and • 9 September 2008 (for new stapled securities issued under the Retail Offer in respect of those offers accepted on or before the Final Retail Close but after the Initial Retail Close each as defined in the Offer Document).

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Up to 1,855,476,374	Ordinary stapled securities

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	361,250	Options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Australand's policy will be to distribute 100% of APT, APT4 and APT5's earnings excluding property revaluations and 0% of AHL's earnings.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Renounceable.
13	Ratio in which the +securities will be offered	1 new stapled security for every 1 existing stapled security.
14	+Class of +securities to which the offer relates	Ordinary stapled securities
15	+Record date to determine entitlements	7.00pm (AEDST) 31 July 2008
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	No fractional entitlements can arise.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	For the retail offer all countries other than Australia and New Zealand. For the institutional offer, all countries other than Australia, New Zealand and Singapore.
19	Closing date for receipt of acceptances or renunciations	• Institutional offer - 5.00pm (AEST) 29 July 2008; • Retail offer - first closing date 5.00pm (AEST) 11 August 2008, final closing date 5.00pm (AEST) 27 August 2008
20	Names of any underwriters	Not applicable

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Macquarie Capital Advisors Limited
23	Fee or commission payable to the broker to the issue	The greater of $1.5 million and the Selling Fee (being an amount not more than $5.75 million).
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	A stamping fee of 1.0% of application monies (exclusive of GST) on new securities allotted will be paid to stockbrokers (being those entities named as full services (advisory) brokers or non-advisory brokers on the ASX website) who submit a valid claim for a broker stamping fee on successful applications, subject to a fee limit of $1,500 (exclusive of GST) for each such application.
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	No prospectus or Product Disclosure Statement being produced. Offering document and entitlement and acceptance form being sent to persons entitled on 5 August 2008.
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Institutional Offer (and Retail Offer in respect of those offers accepted before the Initial Retail Close as defined in the Offer Document) - 15 August 2008 Retail Offer (in respect of those offers accepted after the Initial Retail Close but on or before the Final Retail Close) - 9 September 2008

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable

+ See chapter 19 for defined terms.

39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 28/07/08

Print name: Robert William Johnston

+ See chapter 19 for defined terms.

CapitaLand

For Immediate Release
29 July 2008

NEWS RELEASE

Raffles City Bahrain receives overwhelming buyer interest for its luxurious residential apartments

80% of launched units in Tower 2 booked

Delivering on CapitaLand's strategy for the GCC region

Singapore, 29 July 2008 – CapitaLand is pleased to announce that the luxurious residential apartments within its first 'Raffles City'-branded integrated development in the Gulf Co-operation Council (GCC) region has received overwhelming buyer interest. Within three weeks of a private sales launch, about 80% of the units in one of the residential towers in Raffles City Bahrain were booked. The average prices of the units were above those achieved for other high-quality residential apartments in Bahrain. The buyers were VIPs and high net worth individuals from the Middle East and Europe.

The Raffles City Bahrain integrated development will comprise three residential towers, landscaped sky villas, high-end retail, exquisite food & beverage facilities and 5-star serviced residences. The uniquely sculptured architectural design by renowned international architect, Rafael Viñoly complements its prime waterfront location within the man-made islands of Bahrain Bay. Bahrain Bay is to be the new city centre of Bahrain. It is a premium residential, entertainment and business district led by Bahrain-based bank, Arcapita, in the Kingdom of Bahrain.

Private sales for the Tower 2 residential block in Raffles City Bahrain were launched about a month ago. 101 out of a total 124 apartments and penthouses were booked. These units were taken up within three weeks before sales were closed for the summer holidays in the Middle East. The indicative average sale price achieved for the units is BD 1,750 per square metre (S$6,330 per square metre) which is higher than the average price of BD 1,350 per square metre (S$4,883 per square metre) for other high quality residential apartments in Bahrain.

Earlier, on 15 June 2008, CapitaLand was proud to have presented Raffles City Bahrain's unique architectural concept to His Highness Shaikh Salman bin Hamad bin Isa Al-Khalifa, Crown Prince and Chairman of the Economic Development Board of Bahrain, at the Riffa Palace. The support from the Bahrain Royal Court has enhanced the profile of CapitaLand's first Raffles City development in the GCC region. CapitaLand also manages the Shari'ah-compliant fund which owns Raffles City Bahrain.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "Entering the GCC countries is a strategic initiative we took in 2006 to balance our investments in the fast growing economies in Asia. Raffles City Bahrain is our first move in this direction. The keen response to the private sales of the residential units in Raffles City and the timely commencement of its construction prove that we are able to export our value adding strategy in real estate development and capital management to this new market. In a relatively short span of time, we have succeeded in tapping the increasing demand for premium quality properties in the GCC region which is underpinned by growing populations and economies powered by rising oil wealth. To date, we have extended our Raffles City footprint beyond Asia to the GCC region, expanded our Shari'ah-complaint assets under management, and established strong support from the Bahrain Royal Court and our long term partner, Arcapita. We expect to further grow our presence in the GCC region to capitalise on the abundant opportunities there."

Commenting on the presentation of Raffles City Bahrain to His Highness, Mr Wong Heang Fine, CEO of CapitaLand GCC Holdings Pte Ltd, said, "We are honoured to have given His Highness the first viewing of Raffles City Bahrain prior to the private sales launch, with the project construction well underway and piling already over 25% complete. We are heartened by the successful private sales and are gearing up for the public launch targeted in October this year. Raffles City Bahrain will be a landmark waterfront development, combining unsurpassed luxury living, fine dining and exclusive shopping in one uniquely designed location in Manama. We offer our sincere thanks to His Highness for hosting us and extending wonderful hospitality to our team."

About Raffles City Bahrain

Raffles City Bahrain, comprising high-rise apartments and penthouses, landscaped sky villas, high-end retail, exquisite dining and five-star serviced residence units will stand apart as the

Kingdom's unique, luxurious lifestyle experience. The project is due for phased completion from 4Q 2010.

The Raffles City lifestyle and retail area is set to become Bahrain's signature shopping experience; fusing elegance with modernity to create a unique indoor shopping destination. The mall will cater to a niche clientele of the well-heeled, well-traveled and fashion-savvy from the region. The retail area will be complemented by a full array of waterfront food and beverage outlets, from casual bistros and cafes to fine dining restaurants, featuring a variety of international cuisines.

Situated at a prime waterfront location on a site of 43,000 square metres, the Raffles City development is to make up approximately 20% of the built up area on Bahrain Bay, in the heart of Manama, the capital of the Kingdom of Bahrain.

Raffles City Bahrain, owned by the Raffles City Bahrain Fund, is managed by CapitaLand Bahrain Bay Management Pte Ltd, a wholly-owned subsidiary of CapitaLand. The fund closed in May 2007 at US$350 million. CapitaLand is an investor in the Shari'ah-compliant fund with a 37% stake.

Project Statistics

Apartments & Penthouses:	Over 600 units comprising 1-,2-,3-bedroom apartments and 4-bedroom penthouses
Villas:	47 units
Tenure of residential units:	Freehold
Serviced Residences:	About 200 units
Total Land Area:	43,000 square metres
Gross Floor Area:	288,000 square metres
Retail Outlets Space:	92,000 square metres
Investment Capital:	About US$800 million
Source of Investment:	Shari'ah-compliant equity sukuk fund, Raffles City Bahrain Fund
Project Completion Date:	Phased completion from 4Q 2010

About 'Raffles City'-branded integrated developments

CapitaLand's 'Raffles City'-branded integrated developments are designed to be urban icons within business or cultural districts in global gateway cities. The "Raffles" name is synonymous with Singapore and the descriptor 'City' connotes the central location and integrated nature of these developments. Each of the Raffles City developments varies in composition, but they are consistent in offering quality in both design and facilities. Designed by internationally acclaimed architects, the 'Raffles City' brand has garnered international recognition as a mark of excellence.

The first Raffles City was officially opened in Singapore in 1986. Currently, CapitaLand has four other Raffles City developments across China and one in Bahrain. Raffles City Shanghai is already complete and the four others are underway, including projects in Beijing, Chengdu, Hangzhou and Bahrain.

About CapitaLand Group (www.capitaland.com)

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N)**
Date: **29 July 2008**

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email: harold.woo@capitaland.com

Media Contact

Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Jul-2008 07:15:12
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "(1) 2008 second quarter unaudited financial statement and distribution announcement; (2) CRCT's distribution per unit for second quarter 2008 exceeds forecast by 10.4%; (3) Asset Valuation; and (4) Notice of books closure and distribution payment date"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited ("CRCTML"), the manager of CapitaRetail China Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by CRCTML on the SGX website www.sgx.com.
Attachments	Total size = **0** (2048K size limit recommended)

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82 - 4507

CapitaRetail China Trust

CAPITARETAIL CHINA TRUST
2008 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Summary of CRCT Results

	5 Feb to 30 Jun 2008			1 Apr to 30 Jun 2008			1H 2008
	Actual S$'000	Forecast [1] S$'000	Change %	Actual S$'000	Forecast [1] S$'000	Change %	Actual S$'000
Gross Revenue	42,283	42,568	(0.7)	26,364	26,582	(0.8)	49,275
Net Property [2] Income	26,628	26,637	-	16,559	16,651	(0.5)	30,880
Income for [3] Distribution	16,833	15,349	9.7	10,542	9,552	10.4	19,335
Distribution Per Unit ("DPU") (cents)							
For the period	2.72	2.48	9.7	1.70	1.54	10.4	3.25
Annualised	6.79	6.19	9.7	6.87	6.22	10.4	6.54

	5 Feb to 30 Jun 2008			1 Apr to 30 Jun 2008			1H 2008
	Actual RMB'000	Forecast [1] RMB'000	Change %	Actual RMB'000	Forecast [1] RMB'000	Change %	Actual RMB'000
Gross Revenue	215,325	214,985	0.2	134,385	134,247	0.1	250,681
Net Property [2] Income	135,601	134,528	0.8	84,407	84,092	0.4	157,107

Footnotes:

1. *The forecast is based on the forecast set out in CRCT Offer Information Statement ("OIS") dated 25 January 2008.*
2. *Net Property Income in S$ terms was lower than forecast due to the exchange rate of RMB/SGD forecast of 5.05 vis-à-vis actual of 5.10.*
3. *CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008. Significant asset enhancement works is taking place at Saihan Mall and is scheduled to be progressively completed in Second Half 2008. To be prudent, CRCT has retained S$0.9 million of its Second Quarter 2008 distributable income, so as to help negate the fluctuating income flow in Second Half 2008, thereby providing Unitholders with stable half-yearly distributions in 2008.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the OIS, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 5 February 2008 to 30 June 2008
Distribution type	Capital Distribution and Tax Exempt Income
Distribution rate	2.72 cents per Unit
Book closure date	10 September 2008
Payment date	25 September 2008

INTRODUCTION

CapitaRetail China Trust ("CRCT") was established as a private trust on 23 October 2006 under a trust deed entered into between CapitaRetail China Trust Management Limited (as manager of CRCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CRCT) (the "Trustee"), and listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") on 8 December 2006.

CRCT is a Singapore-based real estate investment trust ("REIT") established with the investment objective of investing on a long term basis in real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

As at 30 June 2008, CRCT owns and invests in a portfolio of eight retail mall properties located in five key cities of China. The Properties are Xizhimen Mall, Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Saihan Mall (previously known as Jinyu Mall) in Huhehaote, and 51% interest in Xinwu Mall in Wuhu.

1(a)(i) Statement of Total Return For the Group (2Q 2008 vs 2Q 2007)

	Group		
	2Q 2008 [1] S$'000	2Q 2007 [1] S$'000	% Change
Gross rental income	25,525	16,858	51.4
Other income	839	999	(16.0)
Gross revenue	**26,364**	**17,857**	**47.6**
Land rental	(1,063)	(1,070)	(0.7)
Property related tax	(1,961)	(524)	274.2
Business tax	(1,329)	(894)	48.7
Property management fees	(959)	(681)	40.8
Other property operating expenses [2]	(4,493)	(2,251)	99.6
Total property operating expenses	**(9,805)**	**(5,420)**	**80.9**
Net property income	**16,559**	**12,437**	**33.1**
Manager's management fees	(1,374)	(959)	43.3
Trustee's fees	(55)	(16)	243.8
Other trust operating expenses	(630)	(304)	107.2
Interest income	306	506	(39.5)
Foreign exchange loss – realised	(301)	(230)	30.9
Finance costs	(1,932)	(1,648)	17.2
Total return before change in fair value of financial derivatives, investment properties and unrealised foreign exchange gain/(loss)	**12,573**	**9,786**	**28.5**
Change in fair value of financial derivatives	(1,994)	(448)	345.1
Change in fair value of investment properties	16,277	-	N.M.
Foreign exchange gain/(loss) – unrealised	1,132	(486)	N.M.
Total return before taxation	**27,988**	**8,852**	**216.2**
Taxation	(7,116)	(3,210)	121.7
Total return for the period after taxation	**20,872**	**5,642**	**269.9**
Minority interest	(22)	(24)	(8.3)
Total return for the period attributable to Unitholders before distribution	**20,850**	**5,618**	**271.1**

Footnotes:

1. *The Group's results for 2Q 2008 includes the consolidated results of Xizhimen Mall, acquired on 5 February 2008 and the 7 properties acquired during the Initial Public Offering ("IPO") exercise on 8 December 2006, namely Anzhen Mall, Jiulong Mall and Wangjing Mall in Beijing, Qibao Mall in Shanghai, Saihan Mall in Huhehaote, Zhengzhou Mall in Zhengzhou and 51% interest in Wuhu ("The Initial Properties").*
   The Group's results for 2Q 2007 comprise only the Initial Properties.

2. *Included as part of the other property operating expenses are the following:*

	Group		
	2Q 2008 S$'000	2Q 2007 S$'000	% Change
Depreciation and amortisation	(147)	(86)	70.9
(Allowance for)/ recovered doubtful receivables	(155)	4	N.M.

N.M. – not meaningful

1(a)(i) Statement of Total Return (1H 2008 vs 1H 2007)

	Group		
	1H 2008 [1] S$'000	1H 2007 [1] S$'000	% Change
Gross rental income	47,758	33,725	41.6
Other income	1,517	1,197	26.7
Gross revenue	**49,275**	**34,922**	**41.1**
Land rental	(2,131)	(2,120)	0.5
Property related tax	(3,705)	(1,778)	108.4
Business tax	(2,469)	(1,748)	41.2
Property management fees	(1,765)	(1,317)	34.0
Other property operating expenses [2]	(8,325)	(4,833)	72.3
Total property operating expenses	**(18,395)**	**(11,796)**	**55.9**
Net property income	**30,880**	**23,126**	**33.5**
Manager's management fees	(2,646)	(1,870)	41.5
Trustee's fees	(109)	(74)	47.3
Other trust operating expenses	(1,107)	(631)	75.4
Interest income	472	1,153	(59.1)
Foreign exchange loss – realised	(500)	(274)	82.5
Finance costs	(3,897)	(3,419)	14.0
Total return before change in fair value of financial derivatives, investment properties and unrealised foreign exchange gain/(loss)	**23,093**	**18,011**	**28.2**
Change in fair value of financial derivatives	(1,417)	(242)	485.5
Change in fair value of investment properties	16,277	-	N.M.
Foreign exchange gain/(loss) – unrealised	671	(480)	N.M.
Total return before taxation	**38,624**	**17,289**	**123.4**
Taxation	(10,483)	(5,876)	78.4
Total return for the period after taxation	**28,141**	**11,413**	**146.6**
Minority interest	(57)	96	N.M.
Total return for the period attributable to Unitholders before distribution	**28,084**	**11,509**	**144.0**

Footnotes:

1. *The Group's results for 1H 2008 includes the consolidated results of Xizhimen Mall, acquired on 5 February 2008 and the 7 properties acquired during the Initial Public Offering ("IPO") exercise on 8 December 2006, namely Anzhen Mall, Jiulong Mall and Wangjing Mall in Beijing, Qibao Mall in Shanghai, Saihan Mall in Huhehaote, Zhengzhou Mall in Zhengzhou and 51% interest in Wuhu ("The Initial Properties").*
   The Group's results for 1H 2007 comprise only the Initial Properties.

2. *Included as part of the other property operating expenses are the following:*

	Group		
	1H 2008 S$'000	1H 2007 S$'000	% Change
Depreciation and amortisation	(286)	(172)	66.3
Allowance for doubtful receivables	(218)	(226)	(3.5)

N.M. – not meaningful

1(a)(ii) **Distribution Statement For the Group (2Q 2008 vs 2Q 2007)**

	Group		
	2Q 2008 S$'000	2Q 2007 S$'000	% Change
Total return for the period attributable to Unitholders before distribution	**20,850**	**5,618**	**271.1**
Distribution adjustments (Note A)	(10,308)	2,464	N.M.
Income for distribution to Unitholders	**10,542**	**8,082**	**30.4**
Comprises :			
- from operations	3,636	4,458	(18.4)
- from Unitholders' contribution	6,906	3,624	90.6
	10,542	**8,082**	**30.4**
Note A			
Distribution adjustments			
- Asset management fees (performance component payable in units)	662	497	33.2
- Change in fair value of financial derivatives	1,994	448	345.1
- Change in fair value of investment properties	(16,277)	-	N.M.
- Deferred taxation	5,224	1,267	312.3
- Transfer to general reserve	(49)	(320)	(84.7)
- Unrealised foreign exchange (gain)/loss	(1,132)	486	N.M.
- Amount retained from current quarter's distribution[1]	(877)	-	N.M.
- Other adjustments	147	86	70.9
Net effect of distribution adjustments	**(10,308)**	**2,464**	**N.M.**

N.M. – not meaningful

Footnote:

1. *CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008. Significant asset enhancement works is taking place at Saihan Mall and is scheduled to be progressively completed in Second Half 2008. To be prudent, CRCT has retained S$0.9 million of its Second Quarter 2008 distributable income, so as to help negate the fluctuating income flow in Second Half 2008, thereby providing Unitholders with stable half-yearly distributions in 2008.*

1(a)(ii) Distribution Statement For the Group (1H 2008 vs 1H 2007)

	Group		
	1H 2008 S$'000	1H 2007 S$'000	% Change
Total return for the period attributable to Unitholders before distribution	**28,084**	**11,509**	**144.0**
Distribution adjustments (Note A)	(8,749)	3,738	N.M.
Income for distribution to Unitholders	**19,335**	**15,247**	**26.8**
Comprises :			
- from operations	6,724	9,149	(26.5)
- from Unitholders' contribution	12,611	6,098	106.8
	19,335	**15,247**	**26.8**
Note A			
Distribution adjustments			
- Asset management fees (performance component payable in units)	1,235	925	33.5
- Change in fair value of financial derivatives	1,417	242	485.5
- Change in fair value of investment properties	(16,277)	-	N.M.
- Deferred taxation	6,340	2,646	139.6
- Transfer to general reserve	(202)	(511)	(60.5)
- Unrealised foreign exchange (gain)/loss	(671)	480	N.M.
- Amount retained from current quarter's distribution[1]	(877)	-	N.M.
- Other adjustments	286	(44)	N.M.
Net effect of distribution adjustments	**(8,749)**	**3,738**	**N.M.**

N.M. – not meaningful

Footnote:

1. *CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008. Significant asset enhancement works is taking place at Saihan Mall and is scheduled to be progressively completed in Second Half 2008. To be prudent, CRCT has retained S$0.9 million of its Second Quarter 2008 distributable income, so as to help negate the fluctuating income flow in Second Half 2008, thereby providing Unitholders with stable half-yearly distributions in 2008.*

1(b)(i) **Balance Sheet as at 30 Jun 2008 vs 31 Dec 2007**

	Group			Trust		
	30 Jun 2008[1] S$'000	31 Dec 2007 S$'000	% Change	30 Jun 2008 S$'000	31 Dec 2007 S$'000	% Change
Assets						
Investment properties[2]	1,090,981	722,883	50.9	-	-	-
Plant and equipment	3,100	1,673	85.3	-	-	-
Interests in subsidiaries[3]	-	-	-	843,983	590,799	42.9
Trade and other receivables	19,903	18,109	9.9	804	813	(1.1)
Cash and cash equivalents	41,548	67,170	(38.1)	8,775	18,656	(53.0)
Total assets	**1,155,532**	**809,835**	**42.7**	**853,562**	**610,268**	**39.9**
Less						
Liabilities						
Trade and other payables[4]	77,505	42,168	83.8	5,207	1,910	172.6
Security deposits	15,690	8,284	89.4	-	-	-
Interest-bearing borrowings[5]	317,214	231,811	36.8	259,069	171,104	51.4
Deferred tax liabilities	26,266	19,300	36.1	-	-	-
Financial derivatives[6]	21,824	11,331	92.6	21,824	11,331	92.6
Provision for taxation	1,664	243	584.8	532	-	N.M.
Total liabilities	**460,163**	**313,137**	**47.0**	**286,632**	**184,345**	**55.5**
Less						
Minority interest	**13,698**	**13,543**	**1.1**	**-**	**-**	**-**
Net assets attributable to Unitholders	**681,671**	**483,155**	**41.1**	**566,930**	**425,923**	**33.1**

Footnotes:

1. *The Group's net asset attributable to unitholders as at 30 June 2008 includes contribution from Xizhimen Mall, which was acquired on 5 February 2008.*
2. *The increase was principally due to the acquisition of Xizhimen Mall.*
3. *The increase was due to the acquisition of the issued share capital of CapitaRetail China Investments (B) Beta Pte Ltd, arising from the acquisition of Xizhimen Mall.*
4. *Trade and other payables comprises mainly of accrual of asset enhancement works in Qibao Mall and Saihan Mall and amount due to the acquisition of Xizhimen and Jiulong Mall. The increase was due to the acquisition of Xizhimen Mall.*
5. *Interest-bearing borrowings comprise (i) US$105.0 million (S$143.6 million) and S$88.0 million unsecured two-year term loan facilities (collectively known as "Trust Term Loan Facilities") drawn down by the Trust to part finance the acquisition of the Initial Properties and Xizhimen Mall, and utilisation as working capital, (ii) S$27.5 million unsecured short-term loan facility mainly to finance capital distribution and working capital; (iii) RMB295.0 million (S$58.1 millon) five-year term loan facility secured by a mortgage over Anzhen Mall. The increase was due to the drawn down of loans in relation to acquisition of Xizhimen Mall.*
6. *This relates to financial derivatives entered to hedge CRCT's RMB assets against adverse currency fluctuation. In 1Q 2008, the Trust entered into a new two-year non-deliverable cross-currency interest rate swaps ("NDS") to hedge the S$88.0 million unsecured two-year term loan facility. The fair value change on the two-year NDS has resulted in financial derivative liabilities of S$21.8 million as at 30 June 2008 and S$11.3 million as at 31 December 2007 respectively.*

N.M – not meaningful

1(b)(ii) **Aggregate Amount of Borrowings and Debt Securities**

		Group		Trust	
		30 Jun 2008 S$'000	31 Dec 2007 S$'000	30 Jun 2008 S$'000	31 Dec 2007 S$'000
Unsecured borrowing					
- Amount repayable within one year		171,129	171,224	171,129	171,224
Secured borrowing					
- Amount repayable after one year		146,145	60,707	88,000	-
		317,274	**231,931**	**259,129**	**171,224**
Less: Transaction costs in relation to the Trust Term Loan Facilities		(60)	(120)	(60)	(120)
	(1)	**317,214**	**231,811**	**259,069**	**171,104**

Footnote:

1. *The increase in the Group's borrowings as at 30 June 2008 was mainly due to additional bank loan drawn down on new facility in Xizhimen Mall.*

Details of any collateral

As security for the borrowings, CRCT has granted in favour of the lender:

(i) a legal mortgage over Anzhen Mall;

(ii) not to, without the prior written consent of the lender, create or have outstanding any mortgage, pledge, lien, hypothecation, assignment or any other encumbrance whatsoever on or over the Group's interest in any of the Properties, except for the property secured under (i) above;

(iii) in the event of a sale of any of the Properties except for the property secured under (i) above, to repay an amount equal to the proportion of the market value of the property sold to the total market value of the Properties as determined by the lender based on the latest annual valuation reports of the Properties; and

(iv) not to provide any guarantee for any other entities except for secured borrowings for new properties acquired with existing mortgages.

1(c) Consolidated Cash Flow Statements (2Q 2008 vs 2Q 2007)

	Group	
	2Q 2008 [1]	2Q 2007 [1]
	S$'000	S$'000
Operating activities		
Total return after taxation	20,872	5,642
Adjustments for:		
Interest income	(306)	(506)
Finance costs	1,932	1,648
Depreciation and amortisation	147	86
Taxation	7,116	3,210
Asset management fee payable in units	662	497
Change in fair value of financial derivatives	1,994	448
Change in fair value of investment properties	(16,277)	-
Operating income before working capital changes	**16,140**	**11,025**
Changes in working capital:		
Trade and other receivables	11,886	(8,888)
Trade and other payables	(3,755)	(90)
Cash generated from operating activities	**24,271**	**2,047**
Income tax paid	(1,432)	(852)
Cash flows from operating activities	**22,839**	**1,195**
Investing activities		
Interest received	306	488
Net cash outflow on purchase of investment properties	-	(10,823)
Capital expenditure on investment properties	(3,199)	(8,001)
Purchase of plant and equipment	(200)	(310)
Cash flows used in investing activities	**(3,093)**	**(18,646)**
Financing activities		
Payment of issue and financing expenses	(1,007)	(2,446)
Repayment of interest-bearing borrowings	(28,620)	-
Interest paid	(752)	(1,540)
Cash flows used in financing activities	**(30,379)**	**(3,986)**
Decrease in cash and cash equivalents	**(10,633)**	**(21,437)**
Cash and cash equivalents at beginning of period	**53,077**	**84,338**
Effect on exchange rate changes on cash balances	**(896)**	**322**
Cash and cash equivalents at end of period	**41,548**	**63,223**

Footnote:

1. *The Group's cash flows for 2Q 2008 includes cash flows of Xizhimen Mall, which was acquired on 5 February 2008 and cash flows of the Initial Properties acquired during IPO.*

   The Group's cash flows for 2Q 2007 include cash flows of the Initial Properties.

1(c) **Consolidated Cash Flow Statements (1H 2008 vs 1H 2007)**

	Group	
	1H 2008 [1]	1H 2007 [1]
	S$'000	S$'000
Operating activities		
Total return after taxation	28,141	11,413
Adjustments for:		
Interest income	(472)	(1,153)
Finance costs	3,897	3,419
Depreciation and amortisation	286	172
Taxation	10,483	5,876
Asset management fee payable in units	1,235	925
Change in fair value of financial derivatives	1,417	242
Change in fair value of investment properties	(16,277)	-
Operating income before working capital changes	**28,710**	**20,894**
Changes in working capital:		
Trade and other receivables	7,764	(13,845)
Trade and other payables	(1,603)	8,613
Cash generated from operating activities	**34,871**	**15,662**
Income tax paid	(1,490)	(902)
Cash flows from operating activities	**33,381**	**14,760**
Investing activities		
Interest received	472	1,107
Net cash outflow on purchase of investment properties	-	(37,937)
Capital expenditure on investment properties	(10,653)	(11,292)
Net cash outflow on acquisition of assets	(255,392)	-
Purchase of plant and equipment	(246)	(354)
Cash flows used in investing activities	**(265,819)**	**(48,476)**
Financing activities		
Proceeds from issuance of new units	188,001	-
Distribution to unitholders	(19,236)	-
Payment of issue and financing expenses	(3,663)	(5,439)
Proceeds from interest-bearing borrowings	105,500	-
Repayment of interest-bearing borrowings	(61,347)	-
Interest paid	(1,708)	(3,475)
Cash flows from / (used in) financing activities	**207,547**	**(8,914)**
Decrease in cash and cash equivalents	**(24,891)**	**(42,630)**
Cash and cash equivalents at beginning of period	**67,170**	**107,086**
Effect on exchange rate changes on cash balances	**(731)**	**(1,233)**
Cash and cash equivalents at end of period	**41,548**	**63,223**

Footnote:

1. *The Group's cash flows for 1H 2008 includes cash flows of Xizhimen Mall, which was acquired on 5 February 2008 and cash flows of the Initial Properties acquired during IPO.*

   The Group's cash flows for 1H 2007 include cash flows of the Initial Properties.

1(d)(i) Statement of Changes in Net Assets Attributable to Unitholders (2Q 2008 vs 2Q 2007)

	Group		Trust	
	2Q 2008 [1] S$'000	2Q 2007 [1] S$'000	2Q 2008 S$'000	2Q 2007 S$'000
Balance as at beginning of period	**653,188**	**474,466**	**579,281**	**449,445**
Operations				
Change in net assets attributable to Unitholders resulting from operations before distribution	20,850	5,618	(17,668)	(48)
Transfer to general reserve	(49)	(320)	-	-
Net increase/(decrease) in net assets resulting from operations	**20,801**	**5,298**	**(17,668)**	**(48)**
Movement in hedging reserve				
Effective portion of changes in fair value of cash flow hedges	4,655	1,077	4,655	1,077
Movement in foreign currency translation reserve				
Translation differences from financial statements of foreign operations	6,114	8,440	-	-
Exchange differences on monetary items forming part of net investment in foreign operations	751	(3,147)	-	-
Exchange differences on hedges of net investment in foreign operations	(4,549)	(2,278)	-	-
Net gain recognised directly in net assets attributable to Unitholders	**6,971**	**4,092**	**4,655**	**1,077**
Movement in general reserve	**49**	**320**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Asset management fees paid/payable	662	497	662	497
Net increase in net assets resulting from Unitholders' transactions	**662**	**497**	**662**	**497**
Net assets attributable to Unitholders at end of period	**681,671**	**484,673**	**566,930**	**450,971**

Footnote:

1. *The Group's results for 2Q 2008 include consolidation of 100% interest in Xizhimen Mall, which was acquired on 5 February 2008 and the Initial Properties acquired during IPO.*
   The Group's results for 2Q 2007 include consolidation of the Initial Properties.

1(d)(i) Statement of Changes in Net Assets Attributable to Unitholders (1H 2008 vs 1H 2007)

	Group		Trust	
	1H 2008 [1] S$'000	1H 2007 [1] S$'000	1H 2008 S$'000	1H 2007 S$'000
Balance as at beginning of period	**483,155**	**468,681**	**425,923**	**448,604**
Operations				
Change in net assets attributable to Unitholders resulting from operations before distribution	28,084	11,509	(27,531)	375
Transfer to general reserve	(202)	(511)	-	-
Net increase/(decrease) in net assets resulting from operations	**27,882**	**10,998**	**(27,531)**	**375**
Movement in hedging reserve				
Effective portion of changes in fair value of cash flow hedges	790	1,049	790	1,067
Movement in foreign currency translation reserve				
Translation differences from financial statements of foreign operations	7,787	9,472	-	-
Exchange differences on monetary items forming part of net investment in foreign operations	3,974	(3,392)	-	-
Exchange differences on hedges of net investment in foreign operations	(9,867)	(3,571)	-	-
Net gain recognised directly in net assets attributable to Unitholders	**2,684**	**3,558**	**790**	**1,067**
Movement in general reserve	**202**	**511**	**-**	**-**
Unitholders' transactions				
Proceeds from placement [2]	188,001	-	188,001	-
Creation of units				
- Units issued in respect of acquisition fees for Xizhimen Mall [3]	3,360	-	3,360	-
- Asset management fees paid/payable	1,235	925	1,235	925
Distribution to Unitholders [4]	(19,236)	-	(19,236)	-
Issue expenses [5]	(5,612)	-	(5,612)	-
Net increase in net assets resulting from Unitholders' transactions	**167,748**	**925**	**167,748**	**925**
Net assets attributable to Unitholders at end of period	**681,671**	**484,673**	**566,930**	**450,971**

Footnotes:

1. *The Group's results for 1H 2008 include consolidation of 100% interest in Xizhimen Mall, which was acquired on 5 February 2008 and the Initial Properties acquired during IPO.*
   The Group's results for 1H 2007 include consolidation of the Initial Properties.
2. *138,236,000 new units were issued via an equity fund raising exercise completed on 5 February 2008 for the purpose of acquisition of Xizhimen Mall through the acquisition of the entire issued share capital of CapitaRetail China Investments (B) Beta Pte Ltd.*
3. *2,470,588 new units were issued on 5 February 2008 as payment of acquisition fees for the acquisition of Xizhimen Mall.*
4. *Cumulative distribution for the period from 1 July 2007 to 4 February 2008 was paid in March 2008.*
5. *Includes underwriting fees and professional fees paid and payable in connection to the equity fund raising exercise completed on 5 February 2008 for the acquisition of Xizhimen Mall.*

(d)(ii) **Details of Any Change in the Issued and Issueable Units (2Q 2008 vs 2Q 2007)**

	Trust	
	2Q 2008 Units	**2Q 2007 Units**
Balance as at beginning of period	**617,077,721**	**475,630,513**
New units issued:		
- As payment of asset management fees[1]	440,152	-
Issued units as at end of period	**617,517,873**	**475,630,513**
New units to be issued:		
- As payment of asset management fees[2]	508,037	340,243
Total issued and issuable units as at end of period	**618,025,910**	**475,970,756**

Footnotes:

1. *These were the performance component of the asset management fees for 1Q 2008 which was issued in May 2008.*
2. *These were the performance component of the asset management fee for 2Q 2008 (which will be issued in 3Q 2008) and 1H 2007 that have been issued in September 2007 respectively.*

1(d)(ii) **Details of Any Change in the Issued and Issueable Units (1H 2008 vs 1H 2007)**

	Trust	
	1H 2008 Units	**1H 2007 Units**
Balance as at beginning of period	**476,147,309**	**475,630,513**
New units issued:		
- In connection with equity fund raising exercise completed on 5 February 2008	138,236,000	-
- As payment of acquisition fees of Xizhimen Mall	2,470,588	-
- As payment of asset management fees[1]	663,976	-
Issued units as at end of period	**617,517,873**	**475,630,513**
New units to be issued:		
- As payment of asset management fees[2]	508,037	340,243
Total issued and issuable units as at end of period	**618,025,910**	**475,970,756**

Footnotes:

1. *These were the performance component of the asset management fees for 4Q 2007 & 1Q 2008 which was issued in February 2008 and May 2008.*
2. *These were the performance component of the asset management fee for 2Q 2008 (which will be issued in 3Q 2008) and 1H 2007 that have been issued in September 2007 respectively.*

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and method of computation applied in the financial statement for the current financial period are consistent with those described in the audited financial statements for the period ended 31 December 2007.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what had changed, as well as the reasons for, and the effect of, the change

Nil

6 Earnings Per Unit ("EPU") and Distribution Per Unit ("DPU") for the Financial Period

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group	
	2Q 2008	**2Q 2007**
Weighted average number of units in issue	617,305,052	475,630,513
Earnings per unit ("EPU") [1]		
Based on weighted average number of units in issue	3.32¢	1.18¢
Based on fully diluted basis	3.32¢	1.18¢
Number of units in issue at end of period	617,517,873	475,630,513
Distribution per unit ("DPU")		
Based on the number of units in issue at end of period	1.70¢	1.70¢

	Group	
	1H 2008	**1H 2007**
Weighted average number of units in issue	582,345,955	475,630,513
Earnings per unit ("EPU") [1]		
Based on weighted average number of units in issue	4.76¢	2.42¢
Based on fully diluted basis	4.76¢	2.42¢
Number of units in issue at end of period	617,517,873	475,630,513
Distribution per unit ("DPU")		
Based on the number of units in issue at end of period	3.25¢	3.21¢

Footnote:
1. *EPU is calculated based on net income after tax and minority interest.*

7 Net Asset Value ("NAV") backing per unit based on issued and issuable units at the end of the period

	Group		Trust	
	30 Jun 2008	31 Dec 2007	30 Jun 2008	31 Dec 2007
NAV per unit	$1.10	$1.01	$0.92	$0.89
Adjusted NAV per unit (excluding distributable income)	$1.07	$0.98	$0.89	$0.86

8 Review of the performance

	Group				
	2Q 2008	2Q 2007	1Q 2008	1H 2008	1H 2007
	S$'000	S$'000	S$'000	S$'000	S$'000
Statement of Total Return for the Group					
Gross revenue	26,364	17,857	22,911	49,275	34,922
Property operating expenses	(9,805)	(5,420)	(8,590)	(18,395)	(11,796)
Net Property Income	16,559	12,437	14,321	30,880	23,126
Manager management fees	(1,374)	(959)	(1,272)	(2,646)	(1,870)
Trustee's fees	(55)	(16)	(54)	(109)	(74)
Other trust operating expenses	(630)	(304)	(477)	(1,107)	(631)
Interest income	306	506	166	472	1,153
Foreign exchange loss - realised	(301)	(230)	(199)	(500)	(274)
Finance costs	(1,932)	(1,648)	(1,965)	(3,897)	(3,419)
Total return before change in fair value of financial derivatives, investment properties and unrealised foreign exchange gain/(loss)	12,573	9,786	10,520	23,093	18,011
Change in fair value of financial derivatives	(1,994)	(448)	577	(1,417)	(242)
Change in fair value of investment properties	16,277	-	-	16,277	-
Foreign exchange gain/(loss) – unrealised	1,132	(486)	(461)	671	(480)
Total return before taxation	27,988	8,852	10,636	38,624	17,289
Taxation	(7,116)	(3,210)	(3,367)	(10,483)	(5,876)
Total return for the period after taxation	20,872	5,642	7,269	28,141	11,413
Minority interest	(22)	(24)	(35)	(57)	96
Total return for the period attributable to Unitholders before distribution	20,850	5,618	7,234	28,084	11,509

	Group				
	2Q 2008	2Q 2007	1Q 2008	1H 2008	1H 2007
	S$'000	S$'000	S$'000	S$'000	S$'000
Distribution Statement for the Group					
Total return for the period attributable to Unitholders before distribution	20,850	5,618	7,234	28,084	11,509
Net effect of distribution adjustments	(10,308)	2,464	1,560	(8,749)	3,738
Income for distribution to Unitholders	10,542	8,082	8,794	19,335	15,247
Distribution per unit (in cents)					
- For the period	1.70[1]	1.70[1]	1.55	3.25[2]	3.21[2]
- Annualised	6.87	6.82	6.22	6.54	6.47

Footnote:
(1) Distribution per unit in 2Q 2008 is calculated based on 617,517,873 units (2Q 2007: 475,630,513 units).
(2) Distribution per unit for the period 5 Feb 08 to 30 Jun 08 is 2.72 cents which is after retention of S$0.9 million for Saihan Mall (5 Feb 2007 to 30 Jun 2007: 2.62 cents).

2Q 2008 vs 2Q 2007

Gross revenue for 2Q 2008 was S$26.4 million, an increase of S$8.5 million or 47.6% over 2Q 2007. This was mainly due to revenue of S$7.2 million contributed by Xizhimen Mall. The acquisition was completed on 5 February 2008. The other malls accounted for another S$1.3 million increase mainly due to occupancy growth in Wangjing Mall, Qibao Mall and Xinwu Mall.

Property expenses for 2Q 2008 was S$9.8 million, an increase of S$4.4 million or 80.9% over 2Q 2007 mainly due to Xizhimen Mall and a write-back of property tax in Wangjing Mall in 2Q 2007 as the property title was not transferred as at 30 June 2007.

Manager management fees was S$0.4 million or 43.3% higher than 2Q 2007 as a result of the consolidation of Xizhimen Mall as well as higher net property income and higher deposited property values under management.

Other trust operating expenses was 0.3 million or 107.2% higher than 2Q 2007 mainly due to Xizhimen Mall.

Finance cost was S$0.3 million or 17.2% higher than 2Q 2007 mainly due to additional loan facilities drawn down by the trust to part finance the acquisition of Xizhimen Mall and loan draw down to finance capital distribution.

Interest income was S$0.2 million or 39.5% lower than 2Q 2007 mainly due to lower interest income at trust level arising from lower fixed deposit balances placed with financial institutions and correspondingly weaker interest rate.

2Q 2008 vs 1Q 2008

Gross revenue for 2Q 2008 increased by S$3.5 million or 15.1% over 1Q 2008. This was mainly due to revenue of S$3.0 million contributed by Xizhimen Mall. The other malls accounted for another S$0.5 million increase mainly due to new leases.

Property expenses for 2Q 2008 increased by S$1.2 million or 14.1% over 1Q 2008 mainly due to Xizhimen Mall.

Manager management fees was S$0.1 million or 8.0% higher than 1Q 2008 as a result of the consolidation of Xizhimen Mall as well as higher net property income and higher deposited property values under management.

Other trust operating expenses was S$0.2 million or 32% higher than 1Q 2008 mainly due to Xizhimen Mall.

Interest income was S$0.1 million or 84.3% higher than 1Q 2008 mainly due to higher interest income at trust level arising from higher fixed deposit balances placed with financial institutions.

1H 2008 vs 1H 2007

Gross revenue for 1H 2008 increased by S$14.4 million or 41.1% over 1H 2007. This was mainly due to revenue of S$11.4 million contributed by Xizhimen Mall. The other malls accounted for the additional increase of S$3.0 million mainly due to new leases.

Property expenses for 1H 2008 increased by S$6.6 million or 55.9% mainly due to the consolidation of Xizhimen Mall and a write-back of property tax in Wangjing Mall in 2Q 2007 as the property title was not transferred as at 30 June 2007.

Manager management fees was S$0.8 million or 41.5% higher than 1H 2007 as a result of higher net property income contributed from the malls and higher deposited property values under management.

Other trust operating expenses was S$0.5 million or 75.4% higher than 1H 2007 was mainly due to Xizhimen Mall.

Finance cost was S$0.5 million or 14.0% higher than 1H 2007. This was mainly due to additional loan facilities drawn down by the trust to part finance the acquisition of Xizhimen Mall, utilisation as working capital, and loan draw down to finance capital distribution.

Interest income was S$0.7 million or 59.1% lower than 1H 2007 mainly due to lower interest income at trust level arising from lower fixed deposit balances and correspondingly weaker interest rate.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

This para relates to the review of the Group results.

9(i) Income Statement (Actual vs Forecast)

		Actual 2Q 2008 S$'000	Forecast[1] 2Q 2008 S$'000	% Change
Gross rental income		25,525	26,175	(2.5)
Other income		839	407	106.1
Gross revenue	(a)	**26,364**	**26,582**	**(0.8)**
Land rental		(1,063)	(1,073)	(0.9)
Property related tax		(1,961)	(1,920)	2.1
Business tax		(1,329)	(1,343)	(1.0)
Property management fee		(959)	(973)	(1.4)
Other property operating expenses		(4,493)	(4,622)	(2.8)
Total property operating expenses	(b)	**(9,805)**	**(9,931)**	**(1.3)**
Net property income		**16,559**	**16,651**	**(0.6)**
Manager's management fees		(1,374)	(1,435)	(4.3)
Trustee's fees		(55)	(89)	(38.2)
Other trust operating expenses		(630)	(565)	11.5
Interest income		306	-	N.M.
Foreign exchange loss – realised	(c)	(301)	-	N.M.
Finance costs	(d)	(1,932)	(3,501)	(44.8)
Net income before change in fair value of financial derivative and unrealised foreign exchange gain/(loss)		**12,573**	**11,061**	**13.7**
Change in fair value of financial derivatives	(e)	(1,994)	-	N.M.
Change in fair value of investment properties		16,277	-	N.M.
Foreign exchange loss – unrealised		1,132	-	N.M.
Net income before taxation		**27,988**	**11,061**	**153.0**
Taxation	(f)	(7,116)	(1,933)	268.1
Total return for the period after taxation		**20,872**	**9,128**	**128.7**
Minority interest		(22)	(90)	(75.6)
Total return for the period attributable to Unitholders before distribution		**20,850**	**9,038**	**130.7**

Footnote:
1. *The forecast is based on the forecast shown in the OIS dated 25 January 2008.*

N.M. – not meaningful

9(ii) **Distribution Statement (Actual vs Forecast)**

		Actual 2Q 2008 S$'000	Forecast [1] 2Q 2008 S$'000	% Change
Total return for the period attributable to Unitholders before distribution		**20,850**	**9,038**	**130.7**
Distribution adjustments (Note A)		(10,308)	514	N.M.
Income for distribution to Unitholders	(g)	**10,542**	**9,552**	**10.4**
Comprises :				
- from operations		3,636	3,169	14.7
- from Unitholders' contributions		6,906	6,383	8.2
		10,542	**9,552**	**10.4**
Available distribution per unit (in cents)				
For the period		1.70	1.54	10.4
Annualised		6.87	6.22	10.4
Note A				
Distribution adjustments				
- Asset management fees (performance component payable in Units)		662	680	(2.6)
- Change in fair value of financial derivatives		1,994	-	N.M.
- Change in fair value of investment properties		(16,277)	-	N.M.
- Deferred taxation		5,224	-	N.M.
- Transfer to general reserve		(49)	(166)	(70.5)
- Unrealised foreign exchange gain		(1,132)	-	N.M.
- Amount retained from current quarter's distribution		(877)	-	N.M.
- Other adjustments		147	-	N.M.
Net effect of distribution adjustments		**(10,308)**	**514**	**N.M.**

N.M. – not meaningful

Footnotes:

1. The forecast is based on the forecast shown in the OIS dated 25 January 2008.

9(iii) **Breakdown of Gross Revenue - 2Q 2008**

	Actual RMB'000	Forecast RMB'000	% Change	Actual S$'000	Forecast S$'000	% Change
Xizhimen Mall	36,538	36,532	-	7,173	7,233	(0.8)
Wangjing Mall	31,657	31,648	-	6,209	6,267	(0.9)
Anzhen Mall	19,127	19,127	-	3,751	3,787	(1.0)
Zhengzhou Mall	11,875	11,875	-	2,329	2,351	(0.9)
Jiulong Mall	9,987	9,881	1.1	1,959	1,957	0.1
Saihan Mall	5,812	5,797	0.3	1,140	1,148	(0.7)
Qibao Mall	14,580	14,579	-	2,860	2,887	(0.9)
Xinwu Mall	4,809	4,808	-	943	952	(0.9)
Gross Revenue	**134,385**	**134,247**	**0.1**	**26,364**	**26,582**	**(0.8)**

9(iv) **Breakdown of Net Property Income – 2Q 2008**

	Actual RMB'000	Forecast RMB'000	% Change	Actual S$'000	Forecast S$'000	% Change
Xizhimen Mall	23,756	23,756	-	4,664	4,705	(0.9)
Wangjing Mall	21,661	21,547	0.5	4,248	4,266	(0.4)
Anzhen Mall	15,836	15,801	0.2	3,106	3,129	(0.7)
Zhengzhou Mall	9,613	9,577	0.4	1,885	1,896	(0.6)
Jiulong Mall	7,964	7,955	0.1	1,562	1,575	(0.8)
Saihan Mall	1,640	1,633	0.4	321	323	(0.6)
Qibao Mall	2,962	2,858	3.6	582	566	2.8
Xinwu Mall	975	965	1.0	191	191	-
Net Property Income	**84,407**	**84,092**	**0.4**	**16,559**	**16,651**	**(0.6)**

9(v) **Review of the Performance**

(a) Gross revenue for the period was S$26.4 million, which is S$0.2 million or 0.8% lower than the forecast for the same period. The variance is mainly due to S$/RMB translation difference. In RMB terms, gross revenue for the period was 0.1% higher than forecast for the same period.

(b) Property operating expenses for the period was S$9.8 million, which is S$0.1 million or 1.3% lower compared with the forecast for the same period. This was mainly due to utilities savings.

(c) Realised foreign exchange loss of S$0.3 million recognised in 2Q 2008 was mainly due to the withdrawal of US$ fixed deposit to repay interest expenses and other trust expenses.

(d) Finance cost was S$1.9 million, which is S$1.6 million or 44.8% lower compared with the forecast for the same period. This was mainly due to interest savings arising from two-year non-deliverable cross-currency interest rate swaps ("NDS") that CRCT has entered into in respect of the US$105.0 million and S$88.0 unsecured two-year Trust Term Loan Facilities.

(e) The fair value change on the NDS resulted in a fair value loss of S$2.0 million in 2Q 2008. In accordance to the distribution model detailed in the OIS, distribution income has been adjusted to exclude any change in fair value relating to financial instruments.

(f) Taxation for the period was S$7.1 million, which is S$5.2 million higher than the forecast for the same period. This was mainly due to recognition of deferred tax liabilities of S$5.2 million which has no impact on the distributable income of the trust. If such deferred tax liabilities were excluded, the taxation for the period would have been S$1.9 million.

(g) CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008. Significant asset enhancement works is taking place at Saihan Mall and is scheduled to be progressively completed in Second Half 2008. To be prudent, CRCT has retained S$0.9 million of its Second Quarter 2008 distributable income, so as to help negate the fluctuating income flow in Second Half 2008, thereby providing Unitholders with stable half-yearly distributions in 2008.

10 **Commentary on the competitive conditions of the industry in which the Trust and its investees operates and any known factors or events that may affect the Trust and its investees in the next reporting period and the next 12 months**

Beijing retail property sector outlook
Retail spending grew 14% year-on-year to hit RMB 377 billion. Though this is still higher than the approximate 12% recorded in previous years, it is lower as compared to last quarter's year-on-year growth of 16%. Urban disposable income in Beijing rose 11.2% year-on-year to reach RMB 21,989 per capita per annum, registering a dip in growth from last quarter's year on year growth of 13.9%.

Higher income and inclination towards affordable international fashion are expected to fuel the retail sector in the coming months, evident in the entry of Jimmy Choo in Beijing, together with Gucci and Zara. Retailers hoping to tap

into the hype of the Olympic Games through flagship stores and expansions fuel pre-leasing activities, reporting a high net absorption of 250,319 sqm, as compared to the previous quarter of 24,849 sqm of prime retail space. Beijing APM, formally Xin Dong An Plaza, entered the market in 1Q 2008 with 95% of its retail space pre-leased.

New supply in 1Q 2008 amounted to 196,400 sqm, bringing the total prime retail space to 2,458,501 sqm, which represents an increase of 8.7% since 4Q 2007. The new supply does not quell the increasing demand for retail space. Vacancy rates saw a quarter on quarter drop of 3.1% to reach 7.1% in 1Q 2008. The drop in vacancy is partly due to increasing occupancy in established properties, and delays in the completion of other new developments.

Vacancy rate is expected to hit 20% by the end of 2008 in the light of impending supply of approximately 1,500,000 sqm in spite of the low rate in 1Q 2008. It is expected to stabilize after the Olympics, to reach a level between 15% and 18% by the end 2009.

Average net effective rent increased 2.3% quarter-on-quarter, or 6.8% year-on-year. Due to the large supply entering the market this year, there will be an anticipated drop of 4.1% in average rental. The bulk of the drop is expected to come after the Olympics as leasing demand eases after the Olympics hype. Rents are projected to stabilize in 2009.

Strata-titled capital values continue to remain stable. Capital appreciation would most likely increase in view of the preference for developers to hold their properties, causing future investment deals to achieve higher prices.

Shanghai retail property sector outlook

Demand for retail space in 1Q 2008 remains strong in light of diversifying demand as more international brands enter the Shanghai market. The increasing number and wealth of the middle-class will spur the expansion of middle-class retailers to the suburban areas, fuelling intensive retail space competition in the short term.

China's position as the 3rd largest luxury market in the world lures high-end retailers, e.g. a 1,500 sqm high end jewellery and watch corridor opened at the basement of Plaza 66. The expansion of high class furniture silverware, crystal and other retailers are at a relatively faster pace, supporting the opening of Huashan Square Luxury Lifestyle Gallery, the first prime shopping mall in Shanghai focused on luxury homeware.

1Q 2008 saw only an addition of 36,000 sqm of retail space with the opening of Dragon Gate Mall, pushing vacancy rates in the quarter to a historic low of 3.1%, a 0.6 % fall from the previous quarter. Several suburban retail projects are slated for completion in the near future, easing demand in the short term. However, in the medium term, the large gap between supply and demand will continue to exist, thus vacancy rate is expected to be at a low of 5% this year.

Strong demand fueled an increase of 4% quarter-on-quarter, or a 16.3% year-on-year increase in average rents in 1Q 2008. Retailer groups who traditionally pay lower rentals than fashion businesses are prepared to pay more, reflecting the increasing demand and competition for retail space. Rentals will continue to rise moderately, riding on the fast expansion of luxury retail. In response, prime retail sites will be targeted at high end retailers. The expansion of mainstream retailers will also continue to fuel the demand for retail space.

Capital value for 1Q 2008 increased quarter-on-quarter by 4% on the back of a strong rental growth and record low vacancies.

Source: Jones Lang LaSalle Research & CapitaLand Research

11 Distribution

11(a) Current Financial Period

Any distribution declared for the current financial period? Yes.

Name of distribution : Distribution for 5 February 2008 to 30 June 2008 [1]

Distribution Type	Distribution Rate (cents)
Capital distribution	2.51
Tax Exempt Income	0.21
Total	**2.72**

Par value of units : Not meaningful

Footnotes:

1. *Cumulative distribution for the period from 1 July 2007 to 4 February 2008 was paid in March 2008.*

Tax rate	:	Capital distribution represents a return of capital to unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For unitholders who are liable to Singapore income tax on profits from sale of CRCT units, the amount of capital distribution will be applied to reduce the cost base of their CRCT units for Singapore income tax purposes. Tax exempt income distribution is exempt from Singapore income tax in the hands of all unitholders. No tax will be deducted from this component of the Distribution.
Remark	:	The distribution from 5 February 2008 to 30 June 2008 is expected to be funded from borrowing at the trust level as it is more beneficial for the Group to retain RMB in China for funding its asset enhancement work.

11(b) **Corresponding period of the preceding financial period**

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes

Name of distribution	:	Distribution for 23 October 2006 to 30 June 2007
Distribution type	:	Capital Distribution
Distribution rate	:	3.27 cents per unit
Par value of units	:	Not meaningful

11(c) Date payable : 25 September 2008

11(d) Book closure date : 10 September 2008

12 If no distribution has been declared/recommended, a statement to that effect

N.A.

13 Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaRetail China Trust (the "Manager") which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets and the result of business, statement of total return & distribution statement, consolidated cash flows statements, statement of changes in unitholders' funds, together with their accompanying notes) as at 30 June 2008, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Mr Kee Teck Koon Director	Mr Lim Beng Chee Chief Executive Officer / Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
30 July 2008

CapitaRetail China Trust

News Release

30 July 2008
For Immediate Release

CRCT's Distribution Per Unit for Second Quarter 2008[1] Exceeds Forecast[2] by 10.4%[3]

Portfolio achieves year-on-year[4] Net Property Income Growth of 34.0%

Singapore, 30 July 2008 – CapitaRetail China Trust Management Limited ("CRCTML" or the "Manager"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce a S$10.5 million distributable income to unitholders of CRCT ("Unitholders") for Second Quarter 2008[1], which is S$1.0 million or 10.4% higher than the forecast[2] distributable income of S$9.5 million for the same period. Distribution Per Unit in CRCT ("DPU") for Second Quarter 2008[1] is 1.70 cents (6.87 cents on an annualised basis), which is 10.4% higher than the forecast[2] DPU of 1.54 cents (6.22 cents on an annualised basis) for the same period.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

[1] For the period from 1 April 2008 to 30 June 2008.
[2] The forecast is as shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008.
[3] Actual annualised Distribution Per Unit ("DPU") of 6.87 cents for Second Quarter 2008 vis-à-vis forecast annualised DPU of 6.22 cents for the same period.
[4] Second Quarter 2008 vis-à-vis Second Quarter 2007.

The distributable income is approximately 92.3% of CRCT's total income available for distribution to Unitholders of S$11.4 million for Second Quarter 2008[1]. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008. Significant asset enhancement works is taking place at Saihan Mall and is scheduled to be progressively completed in Second Half 2008[5]. To be prudent, the Manager has retained S$0.9 million of its Second Quarter 2008[1] distributable income, so as to help negate the fluctuating income flow in Second Half 2008[5], thereby providing Unitholders with stable half-yearly distributions[6] in 2008.

If CRCT were to distribute 100% of its income available for distribution in Second Quarter 2008, the DPU would be 1.84 cents for Second Quarter 2008[1] (7.43 cents on an annualised basis), which would be 19.5% above the forecast[2].

The Books Closure Date is 10 September 2008 and Unitholders can expect to receive their distribution of 2.72 cents per unit (for the period from 5 February 2008 to 30 June 2008[7]) on 25 September 2008. If it is based on 100% of CRCT's income available for distribution for Second Quarter 2008[1], DPU would be 2.86 cents (for the period from 5 February 2008 to 30 June 2008[7]), which is 9.2%[8] higher than the DPU for the same period in 2007.

Mr Lim Beng Chee, Chief Executive Officer of CRCTML, said, "We are pleased to continue to outperform our forecast[2] in Second Quarter 2008[1]. Year-on-year[4] same-store sales continue to grow strongly across the malls, achieving growths between 24.5% and 77.2%[9]. Tenants' confidence in our skillset is also evident in the strong portfolio rental rates achieved for new leases and renewals which registered 28.2%[10] above its forecast[2] since the start of 2008. Approximately 93.8%[11] of our forecast[2] gross rental revenue for 2008 has also been locked in. Led by our prudent capital management, CRCT's gearing ratio is kept comfortably at 30.0%[12] with interest rates for 73.0%[12] of our debt fixed. We remain confident of meeting our forecast[2] DPU of 6.67 cents for the full financial year of 2008, barring any unforeseen circumstances."

---

[5] For the period from 1 July 2008 to 31 December 2008.

[6] CRCT's policy is to make distributions to Unitholders on a semi-annual basis for the six-month periods ending 30 June and 31 December of each year.

[7] In order to ensure fairness to Unitholders in issue on the day immediately prior to 5 February 2008, the day on which new units were issued under the equity fund raising for the acquisition of Xizhimen Mall, the Manager had made a cumulative distribution of 4.04 cents for the period from 1 July 2007 to 4 February 2008 on 25 March 2008.

[8] DPU of 2.86 cents for the period from 5 February 2008 to 30 June 2008 vis-à-vis DPU of 2.62 cents for the period from 5 February 2007 to 30 June 2007.

[9] For Wangjing Mall, Qibao Mall and Xinwu Mall.

[10] For Wangjing Mall, Qibao Mall, Xinwu Mall, Xizhimen Mall and Jiulong Mall.

[11] Based on all committed leases as of 30 June 2008 and assuming the remaining leases due for renewal in 2008 are not renewed and left vacant.

[12] As of 30 June 2008.

Summary of CRCT Results

	1 Apr 08 – 30 Jun 08		Variance		1H 2008[13]
	Actual	Forecast[2]	Amount	%	Actual
Gross Revenue (RMB'000)	134,385	134,247	138	0.1	250,681
Net Property Income (RMB'000)	84,407	84,092	315	0.4	157,107
Gross Revenue (S$'000)	26,364	26,582	(218)	(0.8)	49,275
Net Property Income (S$'000)	16,559	16,651	(92)	(0.5)	30,880
Distributable Income (S$'000)	10,542	9,552	990	10.4	19,335
Distribution Per Unit ("DPU")					
For the period (Singapore cents)	1.70	1.54	0.16	10.4	3.25
Annualised (Singapore cents)	6.87	6.22	0.65	10.4	6.54
Annualised Distribution Yield					
- S$1.24 per unit (closing as at 30 Jun 2008)	5.54%	5.02%	0.52%	10.4	5.27%
- S$1.16 per unit (closing as at 29 Jul 2008)	5.92%	5.36%	0.56%	10.4	5.64%

Conservative Debt Capital Management

As of 30 June 2008, CRCT's gearing ratio is 30.0% with an interest cover of 6.9 times. Total borrowings stands at S$317.2 million, at an average interest rate of 2.5%. The borrowings include a US$105.0 million (S$143.6 million[14]) loan facility and the Manager is confident of refinancing the loan within the forecast[2] interest rate when it matures in November 2008.

Gross Revenue and Net Property Income

CRCT's gross revenue for Second Quarter 2008[1] was RMB134.4 million (S$26.4 million), representing a year-on-year[4] increase of RMB44.0 million (S$8.6 million) or 48.6% over Second Quarter 2007[15]. This is mainly attributed to revenue contribution from Xizhimen Mall, which was acquired on 5 February 2008. CRCT's Net Property Income ("NPI") for Second Quarter 2008[1] was RMB84.4 million (S$16.5 million), representing a year-on-year[4] increase of RMB21.4 million (S$4.1 million) or 34.0% over Second Quarter 2007[15]. On a comparable portfolio basis[16], CRCT achieved a year-on-year[4] gross revenue growth of 8.2% over Second Quarter 2007[15], attributed to occupancy growth at Wangjing Mall, Qibao Mall and Xinwu Mall.

[13] For the period from 1 January 2008 to 30 June 2008.
[14] Based on an exchange rate of US$1 = S$1.37.
[15] For the period from 1 April 2007 to 30 June 2007.
[16] Only includes the seven initial properties in the portfolio, i.e. excludes Xizhimen Mall.

Portfolio Update

Committed occupancy at Wangjing Mall reached a high of 99.7% as at end of Second Quarter 2008[1], with its new leases and renewals registering 35.0% above forecast[2] and same-store sales registering year-on-year[4] growth of 48.2%. Xizhimen Mall and Qibao Mall also recorded strong quarter-on-quarter [17] growths in committed occupancies to achieve 96.7% and 88.8% respectively. One of the newest committed tenants at Xizhimen Mall is Dazhong Electronics (大中电器) which is owned by China's largest electronics retailer, Gome Home Appliances (国美电器). Gome Home Appliances has also opened at Qibao Mall in June 2008, occupying 3,000 square metres of net lettable area on Level 1 of the mall.

On 2 May 2008, CRCT obtained the legal ownership of Wangjing Mall with the issuance of the legal title to CapitaRetail Beijing Wangjing Real Estate Co., Ltd., a CRCT wholly-owned special purpose company which holds Wangjing Mall. Since its listing on 8 December 2006 ("Listing Date'), CRCT only had contractual rights to Wangjing Mall's rental income as the legal title for the mall was not issued in time by the China real estate administrative authorities before the Listing Date. CRCT had earlier obtained the legal ownership of Jiulong Mall in July 2007. Hence, all outstanding legal ownership matters that CRCT had at Listing Date have been concluded.

Increase in Portfolio Valuation

Independent valuers, Knight Frank Petty Limited and CB Richard Ellis (Pte) Ltd, were commissioned to update the valuation of CRCT portfolio. As of 1 June 2008, CRCT's portfolio valuation is RMB5,535.0 million (S$1,085.3 million[18]), which is an increase of RMB195.0 million (S$38.2 million[18]) or 3.7% from RMB5,340.0 million (S$1,047.1 million[18]) as of 30 September 2007. Consequently, CRCT's adjusted net asset value per unit increased from S$1.02 as of 30 September 2007 to S$1.07 as of 30 June 2008.

[17] Second Quarter 2008 vis-à-vis First Quarter 2008.
[18] Based on exchange rate of S$$1 = RMB5.10

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on the Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in People's Republic of China ("China"), Hong Kong and Macau.

The current portfolio of eight retail mall properties is located in China's five key cities. The properties are Xizhimen Mall, Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Saihan Mall (formerly known as Jinyu Mall) in Huhehaote and Xinwu Mall in Wuhu. As of 30 June 2008, the total asset size of CRCT is approximately S$1.2 billion.

All the malls in the portfolio are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns. The anchor tenants are complemented by popular specialty brands such as Sport 100, Esprit, Watsons, KFC, Pizza Hut, Colour Jeans etc.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, the largest listed real estate companies in Southeast Asia.

IMPORTANT NOTICE

The past performance of CapitaRetail China Trust ("CRCT") is not indicative of the future performance of CRCT. Similarly, the past performance of the CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through

trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaRetail China Trust Management Limited
(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP : (65) 9798 7225
Email: shirlene.sim@capitaland.com

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP : (65) 9862 2435
Email: tong.ka-pin@capitaland.com

CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaRetail China Trust Management Limited (the "**Manager**"), as manager of CapitaRetail China Trust ("**CRCT**"), wishes to announce that the Manager has obtained new independent valuations, as of 1 June 2008, for all properties owned by CRCT.

The valuation for the Xizhimen Mall was conducted by CB Richard Ellis (Pte) Ltd while valuation for other properties were conducted by Knight Frank Petty Limited and are as follows:

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CRCT

Description of Property	**Valuation (RMB' million)**
Xizhimen Mall No. 1 Xi Zhi Men Wai Avenue, Xicheng District, Beijing	1,713.0
Wangjing Mall No. 33 Guangshun North Street, Blk 213, Chaoyang District, Beijing	1,224.0
Jiulong Mall No 31 Guangqu Road, Chaoyang District, Beijing	459.0
Anzhen Mall Section 5 of Anzhen Xi Li, Chaoyang District, Beijing	839.0
Qibao Mall No. 3655 Qi Xin Road, Min Hang District, Shanghai	328.0
Zhengzhou Mall No. 3 Minzhu Road, Er Qi District, Zhengzhou, Henan	520.0
Saihan Mall No. 32 E' Er Duo Si Street, Saihan District, Huhehaote, Inner Mongolia	320.0
Xinwu Mall No. 79 Zhongshan North Road, Xinwu District, Wuhu, Anhui	132.0

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 during normal business hours for three months from the date of this Announcement.

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
30 July 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

NOTICE OF BOOKS CLOSURE
AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaRetail China Trust ("**CRCT**") will be closed on **10 September 2008 at 5.00 p.m.** (the "**Books Closure Date**") to determine the entitlements of the unitholders of CRCT ("**Unitholders**") to CRCT's distributable income of 2.72 cents per unit in CRCT ("**Unit**") for the period from 5 February 2008 to 30 June 2008 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **25 September 2008**.

The Distribution comprises the two components of:

(a) Capital Distribution of 2.51 cents; and
(b) Tax Exempt Income Distribution of 0.21 cents.

Capital Distribution represents a return of capital to Unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For Unitholders who are liable to Singapore income tax on profits from sale of Units, the amount of Capital Distribution will be applied to reduce the cost base of their Units for Singapore income tax purposes.

Tax Exempt Income Distribution is exempt from Singapore income tax in the hands of all Unitholders. No tax will be deducted from this component of the Distribution.

IMPORTANT DATES AND TIMES

DATE / DEADLINE	**Event**
10 September 2008 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders
25 September 2008	Payment of Distribution

For enquiries, please contact Ms Shirlene Sim at 6826 5543 or email: shirlene.sim@capitaland.com or visit our website at <www.capitaretailchina.com>.

In relation to the initial public offering of Units, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company Registration Number 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
30 July 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaRetail China Trust Management Limited, as the manager of CRCT, (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

82 - 4507

CapitaRetail China Trust

CAPITARETAIL CHINA TRUST (CRCT)

Financial Results For Second Quarter 2008



30 July 2008

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CRCT Offer Information Statement ("OIS") dated 25 January 2008. This shall be read in conjunction with paragraph 9 of CRCT 2008 Second Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

CapitaRetail China Trust

Contents

CapitaRetail China Trust

Financial Highlights



CapitaRetail China Trust

82 - 4507

Summary of Results

2Q 2008 (1 Apr 08 – 30 Jun 08): Distributable Income[1] Exceeds Forecast[2] by 10.4%

	1 Apr 08 – 30 Jun 08			5 Feb 08 – 30 Jun 08[3]			1H 2008[4]
	Actual	Forecast[2]	Change (%)	Actual	Forecast[2]	Change (%)	Actual
Gross Revenue (RMB'000)	134,385	134,247	0.1	215,325	214,985	0.2	250,681
Net Property Income (RMB'000)	84,407	84,092	0.4	135,601	134,528	0.8	157,107
Gross Revenue (S$'000)	26,364	26,582	(0.8)	42,283	42,568	(0.7)	49,275
Net Property Income (S$'000)	16,559	16,651	(0.5)	26,628	26,637	-	30,880
Distributable Income[1] (S$'000)	10,542	9,552	10.4	16,833	15,349	9.7	19,335
Distribution Per Unit ("DPU")							
For the period	1.70¢	1.54¢	10.4	2.72¢	2.48¢	9.7	3.25¢
Annualised	6.87¢	6.22¢	10.4	6.79¢	6.19¢	9.7	6.54¢
Annualised Distribution Yield							
-S$1.24 per unit (closing as at 30 Jun 2008)	5.54%	5.02%	10.4	5.48%	4.99%	9.7	5.27%
-S$1.16 per unit (closing as at 29 Jul 2008)	5.92%	5.36%	10.4	5.85%	5.34%	9.7	5.64%

S$0.9 million of income available for distribution in 2Q2008 was retained[1]. If CRCT were to distribute 100% of its income, DPU would be 1.84 cents in 2Q 2008, i.e. 19.5% above its forecast[2]

CRCT remains committed to distribute 100% of its income available for distribution for FY2008

1. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008. Significant asset enhancement works is taking place at Saihan Mall and is scheduled to be progressively completed in Second Half 2008. To be prudent, CRCT has retained S$0.9 million of its Second Quarter 2008 distributable income, so as to help negate the fluctuating income flow in Second Half 2008, thereby providing Unitholders with stable half-yearly distributions in 2008.
2. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008
3. Xizhimen Mall was acquired on 5 February 2008.
4. For the period from 1 January 2008 to 30 June 2008

CapitaRetail China Trust

Distribution Details

Distribution Period	5 February to 30 June 2008
Distribution Per Unit ("DPU")	2.72 cents

Distribution Timetable

Notice of Books Closure Date	30 July 2008
Last Day of Trading on "cum" Basis	5 September 2008, 5.00 pm
Ex-Date	8 September 2008, 9.00 am
Book Closure Date	10 September 2008
Distribution Payment Date	25 September 2008

82 - 4507

CapitaRetail China Trust

Financial Results for 2Q 2008



CapitaRetail China Trust

82 - 4507

Distribution Statement

S$'000	1 Apr-30 Jun 08 Actual	1 Apr - 30 Jun 08 Forecast[2]	Variance (%)	1H 2008[1] Actual
Gross Revenue	26,364	26,582	(0.8)	49,275
Less property operating expenses	(9,805)	(9,931)	(1.3)	(18,395)
Net property income	**16,559**	**16,651**	**(0.5)**	**30,880**
Non-operating income/(expense)	(301)	-	N.M[4]	(500)
Other trust expenses	(2,059)	(2,089)	(1.4)	(3,862)
Net Interest expenses	(1,626)	(3,501)	(53.6)	(3,425)
Net income before change in fair value of fin. Derivatives, inv. ptys & unrealised FX gain	**12,573**	**11,061**	**13.7**	**23,093**
Changes in fair value of fin. derivatives & inv. ptys	14,283	-	N.M[4]	14,860
Foreign exchange loss - unrealised	1,132	-	N.M[4]	671
Net income before taxation	**27,988**	**11,061**	**153.0**	**38,624**
Taxation	(7,116)	(1,933)	268.1	(10,483)
Minority Interest	(22)	(90)	(75.6)	(57)
Distribution Adjustment	(10,308)	514	N.M[4]	(8,749)
Distributable Income[3]	**10,542**	**9,552**	**10.4**	**19,335**
Distribution Per Unit (for the period)	**1.70¢**	**1.54¢**	**10.4**	**3.25¢**
Annualised Distribution Per Unit	**6.87¢**	**6.22¢**	**10.4**	**6.54¢**

1. For the period from 1 January 2008 to 30 June 2008
2. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008
3. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008. Significant asset enhancement works is taking place at Saihan Mall and is scheduled to be progressively completed in Second Half 2008. To be prudent, CRCT has retained S$0.9 million of its Second Quarter 2008 distributable income, so as to help negate the fluctuating income flow in Second Half 2008, thereby providing Unitholders with stable half-yearly distributions in 2008.
4. N.M.-not meaningful

CapitaRetail China Trust

Distributable Income : 2Q 2008

Distributable Income[1] exceeds forecast[2] by 10.4%

	2Q 2008 (S$)		Fav / (Unfav)
	Actual	Forecast[2]	S$'000
Net Property Income	16,559	16,651	(92)
Distributable Income[1]	10,542	9,552	990

Distributable Income[1] in 2Q 2008 is favourable at S$990,000 mainly due to:-

	S$'000
Net interest saving	**1,875**
Retained income available for distribution[1]	**(877)**

If CRCT were to distribute 100% of its income, distributable income would be S$11.4 million in 2Q 2008,i.e. 19.5% above its forecast[2]

1. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008. Significant asset enhancement works is taking place at Saihan Mall and is scheduled to be progressively completed in Second Half 2008 . To be prudent, CRCT has retained S$0.9 million of its Second Quarter 2008 distributable income, so as to help negate the fluctuating income flow in Second Half 2008, thereby providing Unitholders with stable half-yearly distributions in 2008.
2. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

CapitaRetail China Trust

82 - 4507

Property Gross Revenue (in RMB) : 1 Apr - 30 Jun 2008 - Actual vs Forecast[1]


CRCT Portfolio
134,385
134,247
0.1%
Xizhimen Mall
36,538
36,532
Wangjing Mall
31,657
31,648
Anzhen Mall
19,127
19,127
Zhengzhou Mall
11,875
11,875
Jiulong Mall
9,987
9,881
Saihan Mall
5,812
5,797
Qibao Mall
14,580
14,579
Xinwu Mall
4,809
4,808
0
20000
40000
60000
80000
100000
120000
140000
RMB'000
Actual
Forecast1

1. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

CapitaRetail China Trust

Property Operating Expenses (in RMB): 1 Apr - 30 Jun 2008 - Actual vs Forecast[1]


CRCT Portfolio
49,978
50,155
0.4%
Xizhimen Mall
12,782
12,776
Wangjing Mall
9,996
10,101
Anzhen Mall
3,291
3,326
Zhengzhou Mall
2,262
2,298
Jiulong Mall
2,023
1,926
Saihan Mall
4,172
4,164
Qibao Mall
11,618
11,721
Xinwu Mall
3,834
3,843
0
5000
10000
15000
20000
25000
30000
35000
40000
45000
50000
55000
RMB'000
Actual
Forecast1

1. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

CapitaRetail China Trust

Net Property Income (in RMB) : 1 Apr – 30 Jun 2008 - Actual vs Forecast[1]


CRCT Portfolio
84,407
84,092
0.4%
Xizhimen Mall
23,756
23,756
Wangjing Mall
21,661
21,547
Anzhen Mall
15,836
15,801
Zhengzhou Mall
9,613
9,577
Jiulong Mall
7,964
7,955
Saihan Mall
1,640
1,633
Qibao Mall
2,962
2,858
Xinwu Mall
975
965
0
10000
20000
30000
40000
50000
60000
70000
80000
90000
RMB'000
Actual
Forecast1

CapitaRetail China Trust

1. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

Property Gross Revenue (in RMB) : 2Q 2008 vs 2Q 2007

Portfolio gross revenue registered robust y-o-y growth of 48.6% largely because of Xizhimen Mall


CRCT Portfolio
134,385
90,422
48.6%
Xizhimen Mall[1]
36,538
Wangjing Mall
31,657
28,976
Anzhen Mall
19,127
18,938
Zhengzhou Mall
11,875
11,875
Jiulong Mall
9,987
10,283
Saihan Mall
5,812
6,750
Due to significant asset enhancement works taking place at the mall in 2Q 2008
Qibao Mall
14,580
9,928
Xinwu Mall
4,809
3,672
0
20000
40000
60000
80000
100000
120000
140000
RMB'000
2Q 2008
2Q 2007

1. Acquired on 5 February 2008.

CapitaRetail China Trust

82 - 4507

Net Property Income (in RMB) : 2Q 2008 vs 2Q 2007

Portfolio NPI rose 34.0% y-o-y



CRCT Portfolio
84,407
62,980
34.0%
Xizhimen Mall[1]
23,756
Wangjing Mall
21,661
24,745
There was a write-back of property tax in 2Q 2007 as CRCT had not obtained the mall's property title as of 30 June 2007.
Anzhen Mall
15,836
15,643
Zhengzhou Mall
9,613
9,732
Jiulong Mall
7,964
8,319
Saihan Mall
1,640
5,592
Due to significant asset enhancement works taking place at the mall in 2Q 2008
Qibao Mall
2,962
-1,847
Xinwu Mall
975
796
-2000
8000
18000
28000
38000
48000
58000
68000
78000
88000
RMB'000
2Q 2008
2Q 2007

1. Acquired on 5 February 2008.

CapitaRetail China Trust

82 - 4507

Property Gross Revenue (in RMB) : 2Q 2008 vs 2Q 2007
- Comparable Portfolio [1]

Comparable portfolio[1] gross revenue registered y-o-y growth of 8.2% largely because of occupancy growths at Wangjing Mall, Qibao Mall and Xinwu Mall



CRCT Portfolio[1]
97,847
90,422
8.2%
Wangjing Mall
31,657
28,976
Anzhen Mall
19,127
18,938
Zhengzhou Mall
11,875
11,875
Jiulong Mall
9,987
10,283
Saihan Mall
5,812
6,750
Due to significant asset enhancement works taking place at the mall in 2Q 2008
Qibao Mall
14,580
9,928
Xinwu Mall
4,809
3,672
0
20000
40000
60000
80000
100000
RMB'000
2Q 2008
2Q 2007

CapitaRetail China Trust

1. Excludes Xizhimen Mall which was acquired on 5 February 2008.

Debt Capital Information (as at 30 Jun 2008)

Debt Maturity Profile



317.2
Variable Rate 27.0%
Fixed Rate 73.0%
Anzhen - Secured (Variable Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Variable Rate)
143.6
27.5
88.0
58.1
Total Borrowings
2008
2010
2011
(in S$ millions)

Key Statistics of CRCT

Gearing Ratio	30.0%
Interest Cover	6.9 times
Average Cost of Debt	2.5%

Net Interest Savings for 1 April – 30 June 2008

	S$'000
Actual interest expense	1,932
Forecast interest expense	3,501
Interest expense saving[1]	1,569
Add:	
Unbudgeted interest income [2]	306
Net interest savings	1,875

1. This was mainly due to interest savings arising from the two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million and S$88.0 million unsecured two-year term loan facility.
2. An interest income of S$0.3 million was mainly earned from surplus funds held by the trust.

CapitaRetail China Trust

82 - 4507

Valuation of Portfolio (as of 1 June 2008)

(RMB'000)	Previous Valuation (30 Sep 07)	Current Valuation (1 Jun 08)	Variance (%)	Property Yield[1] (%)
Xizhimen Mall	1,692,000	1,713,000	1.2	5.8[2]
Wangjing Mall	1,193,000	1,224,000	2.6	7.0
Anzhen Mall	791,000	839,000	6.1	7.6
Zhengzhou Mall	466,000	520,000	11.6	7.4
Jiulong Mall	432,000	459,000	6.3	7.0
Qibao Mall	320,000	328,000	2.5	4.9[3]
Saihan Mall	316,000	320,000	1.3	4.5[4]
Xinwu Mall	130,000	132,000	1.5	2.8[5]
Total[6]	5,340,000	5,535,000	3.7	6.4

1. Based on NPI forecast for the year ending 31 December 2008 as shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008.
2. Adjusted for Xizhimen Mall's annualised NPI since CRCT's acquisition on 5 February 2008.
3. The average occupancy of Qibao Mall for 2008 is forecast to be 91.4% as shown in CRCT OIS.
4. Significant asset enhancement works at Saihan Mall is expected to be progressively completed in 2H 2008.
5. Xinwu Mall is expected to receive base rental only (without turnover rent) and some revenue loss due to reconditioning of tenancy mix.
6. Based on CRCT's 100% ownership interest in Xinwu Mall

CapitaRetail China Trust

Balance Sheet

As at 30 Jun 2008	S$'000
Investment properties	1,090,981
Plant and equipment	3,100
Trade and other receivables	19,903
Cash and cash equivalents	41,548
Total Assets	**1,155,532**
Trade and other payables	77,505
Security deposits	15,690
Interest-bearing borrowings	317,214
Deferred tax liabilities	26,266
Financial derivatives	21,824
Provision for taxation	1,664
Total Liabilities	**460,163**
Minority interest	**13,698**

Net assets attributable to Unitholders	**681,671**
Units In Issue ('000 units)[1] (as at 30 Jun 2008)	**618,026**
NAV per unit	**S$1.10**
Adjusted NAV per unit (net of distribution)	**S$1.07**
Closing Price on 29 July 2008	**S$1.16**
Premium to NAV per unit	**5.45%**
Premium to Adjusted NAV per unit	**8.41%**

1. Include units which will be issued to the Manager as payment for the performance component of the asset management fees for 2Q 2008 (which will be issued in 3Q 2008)

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CapitaRetail China Trust

Portfolio Update



CapitaRetail China Trust

82 - 4507

Committed Occupancy Rates

CRCT Portfolio Committed Occupancy Rate Grew Closer to 100%

	As at 30 Jun 07[1]	As at 30 Sep 07[1]	As at 31 Dec 07[1]	As at 31 Mar 08[1]	As at 30 Jun 08[1]
Wangjing Mall	98.3%	99.4%	99.2%	99.4%	99.7%
Jiulong Mall	100%	100%	100%	100%	100%
Anzhen Mall	100%	100%	100%	100%	100%
Qibao Mall	78.7%	79.4%	81.1%	80.9%	88.8%
Zhengzhou Mall	100%	100%	100%	100%	100%
Saihan Mall	100%	100%	N.M.[2]	N.M.[2]	N.M.[2]
Xinwu Mall	84.2%	96.7%	95.5%	94.5%	94.1%
Xizhimen Mall	N.A.[3]	N.A.[3]	N.A.[3]	87.5%	96.7%
CRCT Portfolio[4]	94.8%	95.9%	95.6%	94.1%	97.1%

1. Based on committed leases.
2. N.M. – not meaningful as the mall is undergoing extensive asset enhancement works.
3. N.A. – not applicable. Xizhimen Mall was acquired on 5 February 2008.
4. Based on CRCT's 51.0% ownership interest of Xinwu Mall.

CapitaRetail China Trust

Summary of New Leases & Renewals

As at 30 Jun 2008

Property[1]	No. of new leases/renewals[2]	Net incremental monthly rental vs forecast (RMB '000)	Variance over forecast (%)
Wangjing Mall	35	119.5	35.0
Jiulong Mall	1	10.8	7.0
Qibao Mall	32	375.5	36.1
Xinwu Mall	11[3]	10.3	17.7
Xizhimen Mall	37	246.2	22.3
CRCT Portfolio	116	762.3[4]	28.2[4]

A total of 116 new leases/renewals, including 30 new leases at newly created lettable area, were committed since 1 January 2008

1. Anzhen Mall and Zhengzhou Mall are under long-term master lease arrangements, while Saihan Mall is undergoing significant asset enhancement works.
2. Based on the period from 1 January 2008 to 30 June 2008.
3. Excluding 11 new leases/renewals in Xinwu Mall which rents are payable on the base rent plus a percentage of turnover or on a percentage of turnover only.
4. Based on CRCT's 51.0% ownership interest in Xinwu Mall.

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CapitaRetail China Trust

Portfolio Lease Expiry Profile (By Year)

93.8%[1] of our forecast gross rental revenue for 2008 has been locked in

As at 30 June 2008	No. of Leases[3]	Gross Rental Income[2] RMB'000	Gross Rental Income[2] % of total[4]
2008	162	2,260	5.0%
2009	214	7,365	16.3%
2010	157	8,307	18.4%
2011	31	2,783	6.2%
2012	11	2,108	4.7%
Beyond 2012	50	22,362	49.5%

CRCT Portfolio	Weighted average lease term to expiry
By Gross Rent[2]	8.1 years
By Gross Rentable Area ("GRA")[2]	12.2 years

1. Based on all committed leases as at 30 June 2008 and assuming the remaining leases due for renewal in 2008 are not renewed and left vacant.
2. Based on CRCT's 51.0% ownership interest of Xinwu Mall
3. Excluded Saihan Mall which is undergoing significant asset enhancement works.
4. Percentage of total gross rental income based on committed leases as at 30 June 2008

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CapitaRetail China Trust

Portfolio Lease Expiry Profile for 2008 (By Property)

As at 30 June 2008	No. of Leases[2]	Gross Rentable Area[1]		Gross Rental Income[1]	
		sq m	% of total	RMB'000	% of total[3]
Wangjing Mall	44	1,763	2.6%	709	6.8%
Jiulong Mall	0	0	0%	0	0%
Anzhen Mall	0	0	0%	0	0%
Qibao Mall	40	2,104	2.9%	753	10.1%
Zhengzhou Mall	0	0	0%	0	0%
Xinwu Mall	32	981	4.2%	95	12.1%
Xizhimen Mall	46	1,578	2.1%	703	5.5%

1. Based on CRCT's 51.0% ownership interest of Xinwu Mall.
2. Excluded Saihan Mall which is undergoing significant asset enhancement works.
3. As percentage of total gross rental income for the month of June 2008.

CapitaRetail China Trust

Shopper Traffic

Shopper traffic grew steadily year-on-year[1]

Property[2]	Average daily traffic count in 2Q 2007[3]	Average daily traffic count in 2Q 2008[4]	% increase (y-o-y)
Wangjing Mall	20,061	21,407	6.7%
Qibao Mall	20,371	21,809	7.1%
Xinwu Mall	26,115	21,672	(17.0)%[1]
Xizhimen Mall	N.A[5]	24,410	N.A[5]

1. Except for Xinwu Mall as a result of hand-foot mouth disease outbreak at Wuhu City in May 2008
2. Traffic count data is not available for Anzhen Mall, Jiulong Mall, Zhengzhou Mall and Saihan Mall.
3. For the period from 1 April 2007 to 30 June 2007.
4. For the period from 1 April 2008 to 30 June 2008.
5. N.A. – not applicable. Xizhimen Mall was acquired on 5 February 2008.

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CapitaRetail China Trust

Tenants' Sales

Year-on-year same-store sales grew strongly across the malls[1]

	Average monthly sales per sq m 2Q 2007[2] (RMB)	Average monthly sales per sq m 2Q 2008[3] (RMB)	% increase (y-o-y)
Wangjing Mall (Sample size: 59)[1]	914.3	1,355.1	48.2%
Qibao Mall (Sample size: 43)[1]	618.7	770.1	24.5%
Xinwu Mall (Sample size: 18)[1]	247.9	439.2	77.2%

1. Includes only tenants with complete GTO information since 2Q 2007 at Wangjing Mall, Qibao Mall and Xinwu Mall. Xizhimen Mall was excluded from the comparison as it was only acquired on 5 February 2008.
2. For the period from 1 April 2007 to 30 June 2007 and calculated using the total Net Lettable Area of the sample size.
3. For the period from 1 April 2008 to 30 June 2008 and calculated using the total Net Lettable Area of the sample size.

Asset Enhancement Update



CapitaRetail China Trust

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Saihan Mall

Summary of Asset Enhancement Works

Transform Saihan Mall into a one-stop family shopping, dining, and entertainment destination - a first of its kind in Huhehaote



New facade



New central atrium

- **L1: Relocate popular fresh goods section of supermarket to L3; Reconfigure and lease recovered prime space to higher-yielding specialty tenants**
- **L2 & L3: Lease recovered department store space to higher-yielding specialty tenants; Relocated supermarket on L3 would help drive shopper traffic and rental values**

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Saihan Mall

Update of Asset Enhancement Works

- Level 1 to 3
  - Committed occupancy rate of 88.9%
  - New tenants and the to-be-relocated Beijing Hualian Supermarket are carrying out fitting-out works; scheduled for re-opening in Sep 2008
  - The revamped Level 1 (space released by Beijing Hualian Supermarket) to reopen in Dec 2008
- Level 4 and 5
  - To maximise the mall's GRA, the Manager is currently applying for permission from local authorities to add more lettable area on Level 4 and Level 5

- To be prudent, the Manager has retained S$0.9 million of 2Q 2008 distributable income, so as to help negate the fluctuating income flow in 2H 2008[1]

1. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008. Significant asset enhancement works is taking place at Saihan Mall and is scheduled to be progressively completed in Second Half 2008. To be prudent, CRCT has retained S$0.9 million of its Second Quarter 2008 distributable income, so as to help negate the fluctuating income flow in Second Half 2008, thereby providing Unitholders with stable half-yearly distributions in 2008.

CapitaRetail China Trust

Inflation in China



CapitaRetail China Trust

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Cushioned against inflationary pressures

- Despite China's inflation rate being estimated to reach 6.5%[1] in 2008, the Manager is confident of keeping operating expenses within its 2008 forecast[2]
  - Non-subsidised electricity tariffs are not very much affected by the reduced subsidy for petrol prices in end June 2008 (see Table 1)
  - Other operations, e.g. maintenance, are under contracts. Thus, their expenses are capped for the rest of the year

Table 1: Comparison of electricity tariffs and petrol prices between Beijing and Singapore

	Beijing (Before July 2008)	*Beijing (July 2008)*	*Singapore (July 2008)*
Electricity Tariffs (Peak hours)	S$0.1901 KWH	S$0.2005 KWH	S$0.2281KWH
Petrol Prices	S$1.05 per litre (Unleaded 93)	S$1.20 per litre (Unleaded 93)	S$2.10 per litre (Unleaded 92)

1. Source: Economic Intelligence Unit (EIU)
2. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

CapitaRetail China Trust

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Cushioned against inflationary pressures

- Potential rental upside from turnover rent provisions is also expected to help cushion against inflationary pressures

High percentage of committed leases[1] with turnover rent provisions


By total Gross Rentable Area
82.6%
By number of leases
81.4%
% of Committed Leases with Turnover Rents[1]

1. As of 30 June 2008.

CapitaRetail

China Trust

For enquiries contact:
Ms Shirlene Sim
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265543
Email: shirlene.sim@capitaland.com
Website: www.capitaretailchina.com

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CapitaRetail China Trust

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

A) CLOSING OF CAPITALAND CHINA DEVELOPMENT FUND II LIMITED
B) CHANGE OF INTEREST IN FINE DAY PTE. LTD.

A) CLOSING OF CAPITALAND CHINA DEVELOPMENT FUND II LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd ("CCH"), has sponsored a closed-end private equity fund in China, namely, CapitaLand China Development Fund II Limited (the "Fund").

The Fund will provide high net worth individual investors with an opportunity to invest in residential real estate development projects in China. The Fund is managed by CapitaLand China Development Fund Management Pte. Ltd. ("CCDFM"), an indirect wholly-owned subsidiary of CapitaLand.

The Fund has successfully closed at a committed capital of US$236.63 million (approximately S$322.65 million) through agreements from third party investors to subscribe for redeemable preference shares in the Fund (the "Preference Shares").

CapitaLand through CCDFM currently holds and will continue to hold one ordinary share of US$1 (approximately S$1.36) in the Fund. Following the closing of the Fund, the one ordinary share will not carry any rights to dividends or to participate in the return of capital upon the dissolution and winding up of the Fund or to share in the surplus assets remaining after the return of the capital paid up on the one ordinary share. CapitaLand has also ceased to control the composition of the majority of the board of directors of the Fund.

The Fund will cease to be a wholly-owned subsidiary of CapitaLand upon allotment and issue of the Preference Shares.

B) CHANGE OF INTEREST IN FINE DAY PTE. LTD.

CapitaLand also wishes to announce that its indirect wholly-owned subsidiary, Fine Day Pte. Ltd. ("FD"), in which CapitaLand currently holds one ordinary share through CCH, will be issuing an additional 79 new ordinary shares for S$79 to CCH and 20 new ordinary shares for S$20 to the Fund (the "Shares").

FD holds the entire interest in CapitaLand (Tianjin) Co., Ltd. ("CapitaLand Tianjin") which holds a 90% interest in Beijing Rising Harmony Real Estate Development Co., Ltd. ("Project Company") which in turn owns a low-density residential development project in Changping District of Beijing ("Changping Xiangxili Project"). FD, CapitaLand Tianjin and the Project Company are collectively known as the FD Group.

CCH will also assign a shareholder's loan of approximately S$19.66 million to the Fund (the "Loan"), representing 20% of the total amount of shareholder's loan owing by FD to CCH. The Fund will also pay to CCH its holding costs in respect of funding extended to the FD Group for the purpose of the Changping Xiangxili Project up to the completion of the subscription for the Shares and the assignment of the Loan (the "Transactions").

The aggregate consideration for the Transactions which will be satisfied in cash is based on a willing-buyer willing-seller basis, taking into account amongst other things, the net tangible asset value for FD Group as at the date of the completion of the Transactions. The net tangible asset value of FD was S$0.8 million based on its management accounts as of 30 June 2008.

The completion of the Transactions is expected to take place in the third quarter of 2008 (the "Completion"). Upon Completion, CapitaLand's stake in FD and CapitaLand Tianjin will be reduced from 100% to 80% and in the Project Company from 90% to 72%.

The Transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above Transactions.

By Order of the Board

Low Sai Choy
Company Secretary
30 July 2008

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AUSTRALAND

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

ASX Announcement
ASX Code: ALZ

31 July 2008

COMPLETION OF AUSTRALAND'S INSTITUTIONAL ENTITLEMENT OFFER

Australand has completed the institutional component of its accelerated pro-rata Entitlement Offer. The Entitlement Offer provides an opportunity for eligible securityholders to subscribe for 1 New Stapled Security for every 1 Existing Stapled Security held at 7pm (AEST) on 31 July 2008, at the Application Price of $0.60.

Completion of the Institutional Entitlement Offer

Participation from existing Eligible Institutional Securityholders was approximately 87% by number of Stapled Securities available under the Institutional Entitlement Offer (ie. 50% based on those eligible excluding CapitaLand).

The Renounced Institutional Entitlement Bookbuild was conducted on 30 July 2008, attracting bids from both new and existing Institutional Investors. The bookbuild Clearing Price was $0.60 per New Stapled Security. Accordingly, institutional securityholders who elected not to take up their Entitlements and ineligible institutional securityholders will not receive any consideration for the New Australand Stapled Securities not taken up.

The Institutional Entitlement Offer and associated bookbuild, will raise approximately $364 million at the Application Price of $0.60 per New Stapled Security, including CapitaLand's participation in the Offer.

"We are pleased with the support we received from both our existing institutional securityholders and new investors" said Managing Director Bob Johnston.

The New Stapled Securities from the Institutional Entitlement Offer and the Renounced Institutional Entitlement Bookbuild are expected to be issued on 15 August 2008 and commence trading on the ASX on the same day.

Commencement of the Retail Entitlement Offer

The Retail Entitlement Offer of approximately $121.8 million opens on 5 August 2008. The Retail Entitlement Offer is open to Eligible Retail Securityholders in Australia and New Zealand registered on the Australand Stapled Security register at 7.00pm (AEST) on Friday, 31 July 2008.

Any Eligible Retail Securityholder who wishes to acquire New Stapled Securities under the Retail Entitlement Offer will need to complete the personalised Entitlement and

END

AUSTRALAND

Acceptance Forms which will accompany the Offer Document. Offers of New Australand Stapled Securities under the Retail Entitlement Offer to Eligible Retail Securityholders will be made in, or accompanied by, a copy of the Offer Document. In deciding whether to take up the offer of New Stapled Securities, Eligible Retail Securityholders should consider the Offer Document. A copy of the Offer Document and Entitlement and Acceptance Form will be mailed to Eligible Retail Securityholders on 5 August 2008. The Retail Entitlement Offer closes on 26 August 2008 at 5.00pm AEST.

Australand Stapled Securities are expected to resume trading on ASX on 31 July 2008.

For further information, please contact:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au